

ANNUAL REPORT 2008

SGL Carbon AG

Broad Base. Best Solutions.

SGL GROUP
THE CARBON COMPANY

SGL GROUP – THE CARBON COMPANY

ANNUAL REPORT 2008

BROAD BASE. BEST SOLUTIONS.

CORPORATE STRUCTURE

BUSINESS AREAS: Performance Products | Advanced Materials

BUSINESS UNITS: Performance Products (PP) | Graphite Materials & Systems (GMS) | Carbon Fibers & Composites (CFC)

BUSINESS LINES

Graphite & Carbon Electrodes



Cathodes & Furnace Linings



Graphite Specialties



Process Technology



Expanded Graphite



Carbon Fibers



Composite Materials



Composite Components



Brake Discs



Technology & Innovation

New business development

Development projects

Start-ups and technology platforms

OUR VISION

We are the leading Carbon Company.

We are the SGL Group – The Carbon Company.

Our strength derives from our Broad Base with clearly defined core competencies, a comprehensive product portfolio and a global presence.

On this basis, we offer our customers Best Solutions with the help of our company-wide philosophy SGL Excellence.

This is how we want to reach our vision „We are the leading Carbon Company".

SGL GROUP AT A GLANCE

KEY FIGURES SGL GROUP

in €m	2008	2007	Δ
Sales revenue	1,611.5	1,373.0	+17.4%
Domestic	16%	15%	–
Foreign	84%	85%	–
EBITDA	360.2	307.7	+17.1%
EBIT	305.8	258.4	+18.3%
Profit before tax	258.7	193.0	+34.0%
Net profit for the year[1]	189.6	133.5	+42.0%
Earnings per share, basic (in €)	2.94	2.10	+40.0%
Return on sales[2]	19.0%	18.8%	–
ROCE[3]	25.4%	27.0%	–
Total assets	1,795.9	1,473.6	+21.9%
Equity attributable to shareholders of the parent company	763.3	603.9	+26.4%
Equity ratio[4]	42.5%	41.0%	–
Net debt	332.6	285.2	+16.6%
Gearing ratio[5]	0.44	0.47	–
Capital expenditure on property, plant and equipment and intangible assets	239.5	130.5	+83.5%
Free cash flow[6]	–35.9	–0.9	–
Number of employees (December 31)	6,500	5,862	+10.9%

[1] After minority interests
[2] EBIT to sales revenue
[3] EBIT to average capital employed
[4] Equity attributable to shareholders of the parent company to total assets
[5] Ratio of net debt to equity attributable to shareholders of the parent company
[6] Before payments for antitrust proceedings

Sales revenue 2004 to 2008
in €m


2004
944.0
2005
1,068.8
2006
1,190.8
2007
1,373.0
2008
1,611.5

EBIT 2004 to 2008
in €m


2004
59.0
2005
112.8
2006
170.0
2007
258.4
2008
305.8

CONTENT

LETTER FROM THE BOARD OF MANAGEMENT



Theodore H. Breyer
Deputy Chief Executive Officer

Responsibilities:
- Carbon Fibers & Composites
- SGL Excellence
- Corporate Security and Environmental Protection, Safety and Health at work, Technical Audits
- Purchasing
- North and South America

Armin Bruch

Responsibilities:
- Performance Products
- Europe and Russia

Jürgen Muth
Chief Financial Officer Responsibilities

Responsibilities:
- Group Controlling
- Group Treasury
- Group Accounting
- Financial Reporting
- Human Resources
- Information Technology
- Taxes

Robert J. Koehler
Chairman/Chief Executive Officer Responsibilities

Responsibilities:
- Corporate Development
- Corporate Communication
- Internal Revision
- Legal
- Management Development
- Asia

Dr. Gerd Wingefeld

Responsibilities:
- Graphite Materials & Systems
- Technology & Innovation

Dear Shareholders,

Once again, SGL Group has achieved record sales and earnings. Even in 2008 under the difficult conditions imposed by the growing economic crisis in the second half of the year, we continued to grow: Sales revenue rose 17% to €1.6 billion and EBIT improved by 18% to reach €306 million. Return on sales increased accordingly from 18.5% to 19%. Due to the improved financial result, pre tax profit increased by 34%. Our optimized tax management led to a net profit, which was up 42% compared to the previous year.

We have thus succeeded in meeting our guidance, which we had even increased in mid-2008. For us, this success is clear evidence that we chose the right path in 2007 when we strategically positioned ourselves in growth markets and geared our Company toward long-term, fundamental trends.

Our good business performance rests on two main factors: Firstly, since our products target the steel and aluminum industry, we benefited from advancing industrialization and the resulting infrastructure development in Asia and Eastern Europe. Secondly, new materials and technologies are gaining in significance as they continue to replace traditional materials and accelerate technological innovation. With our specialty graphites, carbon fibers and carbon fiber composites, we are tapping into more and more new applications fields, such as lightweight construction and the growing market for alternative energy sources. We also took advantage of the past year to strengthen our broad product base by expanding production capacity, making targeted acquisitions and entering into strategic partnerships. For instance, construction of a fully integrated plant for the production of graphite electrodes and cathodes in Banting, Malaysia progressed on schedule. This facility will be the world's most modern carbon and graphite plant of its kind. It also represents the largest investment in the history of SGL Group, with capital expenditure totaling some €200 million. The new production facility, which will act as a regional production center, will put us in an outstanding position in the dynamically growing Asian market.

In the Carbon Fibers & Composites Business Unit, we have continued to enter into new joint ventures in order to enhance our value chain. We look for partnerships with companies that distinguish themselves through a high level of competence in carbon fiber processing and structural component production, especially in the wind energy and automotive industries.

SIGNIFICANT IMPROVEMENT IN ALL BUSINESS UNITS

In the year under review, sales revenue and net profit improved significantly in all of our three Business Units: Performance Products (PP), Graphite Materials & Systems (GMS), and Carbon Fibers & Composites (CFC).

The Performance Products Business Unit benefited from strong demand from the steel and aluminum industries, especially in the first half. Unit sales of graphitized cathodes increased in particular. SGL Group is today the world's leading cathode producer with a current capacity of approximately 60,000 tons per year. The Graphite Materials & Systems Business Unit offers the broadest range of graphite materials and products. Sales revenues increased as a result of growing demand particularly from the solar industry, the chemicals sector, and the lithium-ion batteries industry. The Carbon Fibers & Composites Business Unit again generated the highest growth in SGL Group in percentage terms with a sales increase of 40%. This dynamic increase can be traced back – among other things – to the increase in unit sales in the Composite Materials and Composite Components Business Lines. SGL Group is the only European company in this field to cover the entire value chain, from carbon fiber production all the way to complex structural components.

Carbon is a material with unique properties. Its wide range of uses forms the basis for developing new applications and products. In fiscal 2008, we concentrated and reinforced this innovative power at our new central Technology & Innovation (T&I) Center in Meitingen, Germany. In addition, we promoted research in the field of carbon fibers through our "SGL Group Endowed Professorship for Carbon Composites" at the Technical University of Munich. In 2008 we were also distinguished for our innovative power and excellence in research and development for the second year in succession as one of Germany's most innovative companies. We consider this award as both praise and a challenge.

WELL PREPRARED FOR DIFFICULT ECONOMIC TIMES

In recent months, we have all been subjected to unsettling reports concerning the global financial crisis on an almost daily basis. It goes without saying that our Company is also feeling the effects of turmoil on the financial, currency and commodities markets. This will be especially evident in the weak first quarter of 2009, which is characterized to a great extent by a high level of inventory destocking among our customers, leading to declines in sales of nearly all products. Thus far, however, our Company has been spared any dramatic setbacks. It is still impossible to say whether the global crisis has already bottomed. However, there are initial signs that the steel industry, for example, will be one of the first sectors to benefit from the infrastructure investments included in the economic stimulus packages and therefore could expect a slight improvement in the second half of 2009. In terms of structure and finances, we are well prepared to meet the difficulties of the current economic climate thanks to our good work in recent years. Our wide range of products, broad customer base, and international positioning means that risk is spread broadly across our portfolio.

SGL Group thus has no reason to view the future with pessimism: We are operationally and structurally well positioned in all of our Business Units. Particularly in times of economic difficulty, it is important to ensure that production is efficient and costs are kept under control. As a Six Sigma company, it is our philosophy and our obligation to continuously improve our products and processes. This makes us a reliable partner for our customers, even in times of crisis, allowing us to overcome challenges together. Our financing structure is aligned to the long term with maturities from 2012 onwards. Under consideration of our key performance target of a 0.5 gearing, capital expenditure will remain on a high level in the upcoming years, albeit lower than the record level of €240 million in 2008.

We believe that the long-term economic factors that allow us to grow profitably are still intact. Infrastructure development in Asia and Eastern Europe and substitution of traditional materials will continue in 2009, albeit in a weaker form. From a current perspective, we are forecasting a slight decrease in sales revenue and a significantly lower EBIT in fiscal 2009. Nonetheless, SGL Group will remain profitable even in the face of the current economic crisis. In 2009, we will focus on managing cash flow and debt, expressed with the mentioned key performance indicator gearing of 0.5.

We would like to thank our employees for their outstanding work in fiscal 2008, which went well beyond the call of duty. Without our employees' flexibility and firm commitment to making SGL Group a success, we would not have been able to achieve these excellent results. We would also like to thank our shareholders, who entrusted us with their capital.

We have prepared the ground for making your Company a profitable one in the future as well. In 2009, we look forward to continued cooperation and dialogue with you, our shareholders, as well as our customers and suppliers.

The Management Board of SGL Group

Robert J. Koehler | Theodore H. Breyer | Armin Bruch | Jürgen Muth | Dr. Gerd Wingefeld

SGL CARBON SE SHARES

STOCK MARKETS OVERSHADOWED BY THE GLOBAL FINANCIAL CRISIS

The performance of stock markets in 2008 was hit hard by the international financial crisis. Share prices plummeted in the first six months of the year, largely in response to the sharp rise in oil prices and fears of a recession in the United States. The financial crisis intensified in the second half of 2008, pushing some companies into bankruptcy and causing the partial nationalization of distressed financial institutions. Share prices continued to slide as a consequence. Interest rate cuts and the announcement of government rescue packages for ailing financial institutions and companies only temporarily halted the downward trend. These adverse conditions were reflected in the performance of the MDAX index, which includes the shares of SGL Carbon SE. It began 2008 at approximately 9,900 points before falling to around 5,600 points by the end of the year – a decline of 43.21%. The DAX, Germany's flagship index, showed a similarly disappointing performance, losing 40.37% of its value over the course of the year. During the first few weeks of the current financial year the DAX continuously declined and closed 8.25% lower at 4,413 points on February 13, 2009 compared to 4,810 points at the end of 2008.

Key figures for the shares of SGL Carbon SE

	2008	2007
Number of shares at year end	64,706,991	63,900,405
High (€)	49.92	45.14
Low (€)	14.02	18.21
Closing price at year end (€)	23.90	37.02
Market capitalization at year end (€ million)	1,546.5	2,365.6
Average daily turnover (number of shares)	826,199	843,000
Free float (%)	100	100
Earnings per share (€) (undiluted)	2.94	2.10

SGL GROUP SHARE PRICE PERFORMANCE IN LINE WITH MDAX

SGL Carbon SE's share price performed in line with the market in 2008, falling by roughly 34% over the year. Its share price averaged around €32.50 in January before embarking on an upward trend, hitting a high of €49.92 for the year on May 16. It then fell steadily over the course of the summer as the financial crisis intensified, to €27.28 at the end of September and dropping to a low of €14.02 for the year on November 20. The subsequent small rally led to the share price closing the year at €23.90. Until the beginning of February 2009, the share price dropped to €16 followed by a recovery and a closing price of €20.82 on February 13, 2009.

Relative share price performance
in %


500
400
300
200
100
0
2005
2006
2007
2008
2009
SGL Carbon SE
MDAX
DAX

LOWER MARKET CAPITALIZATION

The lower share price led to a reduction in our company's market capitalization from €2,365.6 million at the end of 2007 to €1,546.5 million on December 31, 2008. Despite this development, SGL Group managed to improve its position in the MDAX rankings compiled by Deutsche Börse AG from 13th in 2007 to ninth in 2008. The number of shares outstanding rose slightly to 64,706,991 as at December 31, 2008.

WIDELY DIVERSIFIED SHAREHOLDER BASE

All of SGL Carbon SE's capital stock is held as free-float shares. According to our information, the following institutions own shareholdings of more than 3% (as at February 13, 2009) that are subject to disclosure requirements:

Mackenzie Financial Corporation	3.55%
Landesbank Baden-Württemberg	5.07%
Voith AG	5.12%

According to the shareholder identification conducted in March 2008 roughly 55% of the shares in SGL Carbon SE are owned by institutional investors, while approximately 45% are held by private investors and individual family offices.

Geographical distribution of institutional investors
in %


1%
Asia-Pacific
17%
Rest of Europe
32%
North America
25%
Germany
25%
UK / Ireland
(as of March 2008)

OPEN DIALOG WITH OUR INVESTORS

The objective of our investor relations activities is to provide the capital markets with comprehensive and timely information on all market-relevant events. We therefore aim to maintain a constant, candid and trustworthy dialog with capital market participants. In 2008, we held some 250 one-on-one meetings with financial analysts and investors around the world where we provided details of the Company's current situation and its growth strategy. In addition, SGL Group presented itself during 23 roadshows in 16 countries and at six investors' conferences. The Capital Markets Day that we held last year added a further instrument to the range of tools we use to communicate with the capital markets. More than 30 financial analysts and institutional investors accepted our invitation to learn about SGL Group's business and meet its senior managers at our plant in Meitingen in southern Germany.

In line with the principle of fair disclosure we treat all target groups equally in the way we disseminate information about the Company. Consequently, we publish all information of relevance to the financial markets as swiftly as possible, and in a form that it is accessible for all interested parties, in the investor relations section of our website (**www.sglgroup.com**). This information primarily includes our quarterly and annual reports, ad-hoc disclosures, reports on directors' dealings and the latest consensus forecasts issued by financial analysts.

In 2008 we won two prestigious awards for our investor relations activities from the financial magazines Capital and Institutional Investor. We are proud of these distinctions, which we regard as an incentive to continue improving the way we communicate with the capital markets.

BONDS HELP OPTIMIZE OUR SOLID FUNDING STRUCTURE

In 2007 we placed our funding structure on an even sounder footing by issuing two bonds. The convertible bond amounting to €200 million matures on May 16, 2013 and carries a coupon of 0.75%. The floating-rate corporate bond, which also has a nominal value of €200 million, yields a coupon of Euribor plus a margin of 1.25%. SGL Group used the proceeds from these two bonds to redeem a high-yield bond and repay a syndicated loan in 2007. This enabled us to halve our cash interest expenses from 2008 on based on the same debt level.

Performance of corporate bond (senior note)

in €


100
90
80
70
60
Jan 2008
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2009
Feb

Performance of convertible bond

in €


150
120
90
60
30
Jan 2008
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2009
Feb

Key data on SGL Carbon SE share

Trading locations	Germany	Xetra, Frankfurt, Hamburg, Stuttgart, Düsseldorf, Munich, Berlin-Bremen, Hanover	
Codes	WKN 723 530	ISIN DE 000 723 5301	
Abbreviations	Reuters	Xetra	SGCG.DE
		Frankfurt	SGCG.F
	Bloomberg	Xetra	SGL GY
		Germany	SGL GR

FURTHER INFORMATION ON SGL GROUP AND ITS SHARES

- You can contact our Investor Relations department as follows:

  Phone: + 49 (0) 611 6029-103
  Fax: + 49 (0) 611 6029-101
  Email: Investor-Relations@sglcarbon.de

- You might also like to visit our website at **www.sglgroup.com**, where you can order and download further information such as our annual and quarterly reports.

We are delighted to maintain an active dialog with our shareholders and all those who are interested in our company.

CORPORATE GOVERNANCE

RESPONSIBLE CORPORATE GOVERNANCE

The term "Corporate Governance" subsumes responsible and transparent corporate management and control principles, aiming to create long-term added value. These principles have long since been the basis for all our decision-making and control processes. The pillars for structuring corporate management and control within SGL Carbon SE are the applicable legal provisions, in particular the stock corporation and capital markets law, the Articles of Incorporation, the Rules of Procedure for the Supervisory Board and the Board of Management included in the Corporate Governance Principles of SGL Carbon SE, as well as the German Corporate Governance Code.

CLOSE COOPERATION BETWEEN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

The Board of Management and the Supervisory Board of SGL Carbon SE work closely together in the interest of the Company, pursuing the common goal of sustainably increasing the Company's shareholder value.

The Board of Management, which has consisted of five (previously: four) members since October 1, 2008, reports all relevant developments in the Company regularly, comprehensively and promptly to the Supervisory Board. Such developments include primarily current performance, planning and risk management.

The task of the Supervisory Board is to monitor the fundamental business decisions taken by the Board of Management and to advise the Board of Management in business matters. The Supervisory Board is directly involved in decisions of fundamental importance to the Company. Such decisions may include, for example, commencement of new business operations, discontinuation of existing business operations, or the issue of bonds.

The Supervisory Board comprises twelve members. Six of these members are elected by the shareholders, and six by the employees. The Supervisory Board has a Chairman, who must be a representative of the shareholders, and two Deputy Chairmen, one of which must be a shareholder representative, while the other must be an employee representative. The Chairman of the Supervisory Board, or in case the Chairman is unable to participate in the passing of a resolution, the Deputy Chairman who is the representative of the shareholders, has the casting vote in the event of a tie of votes, in accordance with the Articles of Incorporation of SGL Carbon SE.

No conflicts of interest occurred among the members of the Board of Management or the Supervisory Board in the reporting period. The Company has taken out liability insurance for the members of the Board of Management and the Supervisory Board (D&O insurance). There were no contracts for advisory or other services between Supervisory Board members and the Company.

COMMITTEES SUPPORT THE WORK OF THE SUPERVISORY BOARD

The Supervisory Board has established a total of six committees. These committees operate in compliance with the requirements of the German Corporate Governance Code and the German Stock Corporation Law (AktG). Details are as follows:

Human Resources Committee
The Human Resources Committee, chaired by Max Dietrich Kley, provides advice and decides on behalf of the Supervisory Board principally on matters in connection with the legal relationship between the Company and its current and former members of the Board of Management. In addition, it determines the remuneration of the members of the Board of Management and prepares HR decisions to be made by the Supervisory Board, by drafting proposals for the appointment of new members of the Board of Management. The other members of the committee are Josef Scherer and Andrew Simon (since September 2008).

Nominations Committee

The task of the Nominations Committee is to draw up a list of proposed candidates to be submitted for election at the Annual General Meeting as shareholder representatives on the Supervisory Board. All shareholder representatives on the Supervisory Board are members of this committee, which is chaired by Max Dietrich Kley.

Audit Committee

Chaired by Andrew Simon, the Audit Committee comprises four members. The other members are Max Dietrich Kley, Michael Pfeiffer and Josef Scherer. The responsibilities of the committee include the Company's financial accounting, risk management, compliance and, hence, its internal control system. It is accountable for carrying out its own review of the consolidated financial statements of SGL Group and the annual financial statements of SGL Carbon SE. In addition, the committee is also in charge of the relationship between the Company and its independent auditors. In this regard, its main responsibility is to prepare the Supervisory Board's proposal on the appointment of independent auditors to the Annual General Meeting. In so doing, it must ensure that the auditors are both qualified and independent. Furthermore, the committee defines key audit issues, agrees the audit fees and prepares the issue of the audit engagement.

Strategy Committee

This committee discusses fundamental corporate strategy issues. The Strategy Committee, which has been chaired by Professor Dr. Utz-Hellmuth Felcht since April 25, 2008 (previously: Jacques Loppion), includes all shareholder representatives as well as Jürgen Glaser (until January 2009) and Helmut Jodl.

Technology Committee

The Technology Committee has four members and is chaired by Dr.-Ing. Claus Hendricks. The other members are Dr.-Ing. Hubert Lienhard, Helmut Jodl and Heinz Will. The Technology Committee advises the Board of Management on fundamental technological issues, such as the research and development portfolio, future key development areas, and the technological position of the individual businesses.

Committee pursuant to section 27 (3) German Co-determination Act (MitbestG)

This committee is responsible for providing the Supervisory Board with proposals for the appointment of members of the Board of Management if the required two thirds majority is not achieved in the first round of voting. The members of this committee were Max Dietrich Kley (Chairman), Professor Dr. Utz-Hellmuth Felcht, Michael Pfeiffer and Josef Scherer. The committee did not meet in the year under review. As the German Co-determination Act does not apply to SGL Carbon SE, the committee will be dissolved as of January 2009.

SYSTEMATIC RISK MANAGEMENT

A responsible approach to risk is an integral part of all good Corporate Governance and SGL Group therefore developed an adequate risk management system at an early stage. The system ensures that there is comprehensive risk management and control in the Company. It is designed so that any business or financial risks can be identified as early as possible and appropriate corrective action initiated. The system is developed and adjusted to changes in circumstances. The Board of Management reports at regular intervals to the Supervisory Board and, in particular, the Audit Committee on existing risks and their developments. Further information on the risk management system can be found in the risk report on page 102.

INTEGRATED COMPLIANCE MANAGEMENT

In 2008, the Chief Compliance Officer conducted a comprehensive analysis of compliance risks in the Company, which was approved by the Board of Management in its meeting on November 18, 2008 and by the Audit Committee in its meeting on December 8, 2008. In addition, the Company decided to introduce a compliance management department and an appropriate compliance organization which is based on and combines the existing compliance activities.

DECLARATION OF COMPLIANCE UPDATED

On March 17, 2009, the Board of Management and Supervisory Board of the Company approved and signed the current version of the Declaration of Compliance pursuant to section 161 of the German Stock Corporation Act (AktG). SGL Carbon SE meets the recommendations of the German Corporate Governance Code as amended on June 6, 2008 with only a few exceptions.

These exceptions are listed in the full version of the Declaration of Compliance which can be found in the notes to the Financial Statements in this annual report under note 34. The Declaration is also published on SGL Group's website (**www.sglgroup.com**) together with the declarations from previous years.

ACTIVE AND TRANSPARENT COMMUNICATION TO OUR SHAREHOLDERS

The main objective of the Board of Management is to provide detailed reports to all target groups, in particular to our shareholders, and to communicate the same information at the same time.

Regular events (such as Annual General Meeting, conference calls with analysts and investors) and reports (annual and interim reports, presentations during the Annual General Meeting, press releases as well as ad-hoc notifications) are published on the Company's website.

REMUNERATION OF THE BOARD OF MANAGEMENT USING FIXED AND VARIABLE COMPONENTS

The members of the Board of Management of our Company receive remuneration that comprises both fixed and performance-related components. The fixed component consists of a monthly salary, additional benefits and pension commitments. In addition, there are variable components with long-term incentives such as rights under management incentive plans. These rights include stock appreciation rights (SARs), participation in a Matching Share Plan, bonus payments linked to the achievement of individual annual performance targets, and payments under the Long-Term Cash Incentive Plan (LTCI) which are also linked to the achievement of specified performance targets over a period of three years.

The Supervisory Board debates and passes resolutions on the structure of this remuneration system and also reviews the system at regular intervals. The Human Resources Committee determines the appropriate remuneration for each member of the Board of Management. The appropriateness of remuneration is based on various criteria including the responsibilities of the individual member of the Board of Management, his personal performance and the performance of the Board of Management as a whole, the economic climate, the Group's performance, and the future prospects for SGL Group. Please refer to the Compensation Report in the notes to the Consolidated Financial Statements (note 29) for further information on the participation programs and the remuneration received by each individual member of the Board of Management.

SUPERVISORY BOARD REMUNERATION REGULATED BY THE ARTICLES OF INCORPORATION

The remuneration of the members of the Supervisory Board, which is determined by the Annual General Meeting, is governed by section 12 of the Articles of Incorporation. Under these provisions, all members of the Supervisory Board receive a fixed base remuneration plus reimbursement of their out-of-pocket expenses. Each member of the committee also receives additional remuneration for attendance at a committee meeting. Please refer to the notes to the Consolidated Financial Statements (note 29) for further information on the remuneration received by each individual member of the Supervisory Board.

DIRECTORS' DEALINGS

Pursuant to section 15a of the German Securities Trading Act (WpHG), the members of the Board of Management and the Supervisory Board are under an obligation to disclose the purchase or sale of securities in SGL Carbon SE if the total value of these transactions exceeds €5,000 within a calendar year. The following table shows all transactions of which we were notified involving the Board of Management and the Supervisory Board during the year under review. A corresponding notice was posted without delay on the website of SGL Group.

As at December 31, 2008, the members of the Board of Management and Supervisory Board of our Company did not directly or indirectly hold more than 1% of the outstanding shares in the Company. For this reason, there was no mandatory requirement to notify any shareholding pursuant to section 6.6 of the German Corporate Governance Code.

Director's Dealings

Date of transaction	Name of person	Type of security/right	International Securities Identification Number (ISIN)	Type of transaction	Price/currency	Number of items	Total amount traded
Relationship to person performing managerial responsibilities: spouse or registered partner							
June 9, 2008	Monika-Marlene Kley	SGL Shares	723530 / DE0007235301	Purchase	€46.80	2,100	98,280.00€
Supervisory Board							
Sept. 1, 2008	Joachim Arndt	SGL Shares	723530 / DE0007235301	Sale	€40.62	262	10,642.44€
May 7, 2008	Joachim Arndt	SGL Shares	723530 / DE0007235301	Sale	€44.37	200	8,874.00€
Board of Management							
Dec. 1, 2008	Robert J. Koehler	SGL Shares	723530 / DE0007235301	Purchase	€19.78981	2,500	€49,474.53
Nov. 24, 2008	Armin Horst Bruch	SGL Shares	723530 / DE0007235301	Purchase	€16.70	2,000	€33,400.00
Aug. 6, 2008	Dr. Hariolf Kottmann	SGL Shares	723530 / DE0007235301	Sale	€42.22	5,000	€211,100.00
May 13, 2008	Robert J. Koehler	SGL Shares	723530 / DE0007235301	Sale	€47.567207	11,710	€557,011.99
May 9, 2008	Sten Daugaard	SGL Shares	723530 / DE0007235301	Sale	€44.481630	2,877	€127,973.65
April 29, 2008	Sten Daugaard	SGL Shares	723530 / DE0007235301	Sale	€41.876384	7,379	€309,005.84
April 8, 2008	Robert J. Koehler	SGL Shares	723530 / DE0007235301	Sale	€37.65	7,490	€281,998.50
April 8, 2008	Dr. Hariolf Kottmann	SGL Shares	723530 / DE0007235301	Purchase	€37.65	2,040	€76,806.00
April 8, 2008	Theodore H. Breyer	SGL Shares	723530 / DE0007235301	Purchase	€37.65	4,957	€186,631.05
March 25, 2008	Robert J. Koehler	SGL Shares	723530 / DE0007235301	Sale	€36.412857	14,000	€509,780.00
Relationship to person performing managerial responsibilities: dependent child							
Jan. 15, 2008	Matthias Kottmann	SGL Shares	723530 / DE0007235301	Purchase	€32.49	100	€3,249.00

BROAD BASE. BEST SOLUTIONS.



















GATEWAY TO A REGION WITH HUGE GROWTH POTENTIAL

SGL Group is currently building a new plant in Banting, Malaysia. Its state-of-the-art production facilities, competitive cost position and ideal location in growing markets make the new production site for graphite electrodes and cathodes the hub of the Company's global manufacturing network.


Jalan Sultan Ismail
MENARA KUALA LUMPUR
Jalan P. Ramlee
Jalan Raja Chulan
KLCC
KOMPLEKS KRAF
(Craft Complex)

Few countries have undergone such rapid economic development in recent years as Malaysia, which has been transformed from a purely agrarian supplier of commodities into one of the world's premier trading nations. Its industrial base is also changing and is increasingly focusing on complex, technology-based products instead of producing low-cost items in huge quantities, as it used to. This southeast Asian country has already established itself, for example, as the world's largest exporter of microchips. By 2020 Malaysia hopes to have attained the status of a developed industrial nation and to have caught up with the world's leading economies. It is reforming its education and training systems to provide employees with the necessary qualifications.

However, the attractive investment environment – which continues to offer low energy and labor costs, modern infrastructure and appealing tax advantages – was not the only reason why SGL Group decided to build a new plant for the production of graphite electrodes* and cathodes** in Banting, Malaysia. "We also see Banting as an ideal location from which to supply the fast-growing electric steel markets in southeast Asia. At the same time, however, we can use this location as a base from which to supply the global aluminum market with SGL Group's products", stresses Khiang Hua Lim, managing director of SGL Carbon Asia-Pacific. The infrastructure of what will be the world's most modern and efficient carbon and graphite plant has therefore been flexibly designed so that it can be expanded at a later date.

This huge project, in which some €200 million is being invested, was launched in November 2006, when construction work began on the first part of the multistage graphite electrode production process.

By building a plant that specializes in both graphite electrodes and cathodes, SGL Group will be able to reap synergies and have the flexibility it needs to supply both the steel market and the fast-growing aluminum market. It has already secured some of its cathode production, which will start in 2011, by signing long-term supply agreements. Industry experts are forecasting that demand for aluminum will grow by between 4% and 6% per annum over the medium term. The main growth drivers here are China, South America, eastern Europe and the Middle East. However, mature markets such as North America and Europe are also witnessing rising demand for aluminum, which is being driven by the material's outstanding properties: light, stable, highly conductive and chemical-resistant. These qualities are especially highly valued by the transport (automotive and aviation), packaging (lifestyle), construction (windows & cables) and electrical engineering (white goods) industries. The graphite electrode plant is commencing the first part of its multistage production process in early 2009. The specialist staff required for the plant have been trained at other sites of SGL Group.

But the new production site in Malaysia represents more than just another milestone in SGL Group's history. "This project also constitutes the first investment in many years by a Western company in production facilities for manufacturing graphite electrodes and cathodes", stresses Armin Bruch, a member of the Board of Management of SGL Carbon SE.

* Graphite electrodes:
consumer goods used to produce electric steel

** cathodes:
durable, high-performance capital goods that use very strong electric currents and very high temperatures to convert aluminum oxide into aluminum





CELEBRATION OF THE LAYING OF THE CORNERSTONE FOR THE NEW PLANT IN MALAYSIA, MARCH 29, 2007



CATHODES FROM THE SGL GROUP ARE USED TO PRODUCE ALUMINUM. THEY REMAIN IN THE ELECTROLYSIS PROCESS FOR YEARS

CARBON IN WIND ENERGY

SUSTAINABILITY AS A DRIVING FORCE

Wind power is becoming widely accepted. A new generation of long rotor blades is enabling increased output and efficiency of wind turbines. SGL Group manufactures carbon fibers and carbon fiber non crimped fabrics for the production of increasingly long rotor blades.





IN THE LAST 20 YEARS THE ENERGY OUTPUT OF THE ENVIRONMENTALLY FRIENDLY ALTERNATIVES TO TRADITIONAL POWER STATIONS HAS INCREASED 100-FOLD.

Not even the most ardent advocates of wind turbines would have believed it: the energy output of this environmentally friendly alternative to traditional power stations has increased by a factor of 100 over the past 20 years. Depending on its location, a 1.5 megawatt (MW) turbine can now generate between 2.5 and 5 million kilowatt-hours of electricity per year. This is enough to supply more than 1,000 four-person households or to replace approximately 90,000 tonnes of lignite (brown coal). The cost of generating electricity from wind energy has also fallen sharply: wind energy is now the cheapest source of renewable energy.

Consequently, the global market for wind turbines has been booming and once again achieved record growth in absolute terms in 2008. With newly installed capacity of 27.1 gigawatts (GW), wind energy grew by roughly 29% worldwide last year, a year-on-year increase of 36%, achieving a total installed capacity of 120.8 GW. According to the Global Wind Energy Council (GWEC), the total market for wind turbines was worth around €36.5 billion in 2008.

The European Wind Energy Association (EWEA) reports that wind energy already accounted for some 43% of total newly installed power-generating capacity in Europe last year. This meant that it was by far the largest energy source in terms of newly installed power-generating capacity which, at 8.5 GW, was miles ahead of gas (6.9 GW), which for many years had been the leader. The wind turbines currently installed in Europe have a capacity of 64.9 GW which, in a normal wind year, generate approximately 142 billion kWh of electricity. Compared with conventional fossil-fuel power stations they therefore prevent annual emissions of roughly 108 million tonnes of CO_2, which is equivalent to the amount emitted by 50 million vehicles on Europe's roads.

According to a forecast issued by BTM Consult in 2008, this market should continue to grow at a frenetic pace. These independent industry experts forecasted that the total capacity of wind turbines installed worldwide would be 288 GW by the end of 2012, which is almost 2.5 times as much as in 2008. This figure includes offshore wind parks .

In the current financial and economic crisis, however, many wind turbine manufacturers have significantly revised their growth forecasts for 2009 compared to their original assumptions. Depending on region, they are expecting growth to slow or even stagnate this year as a result of the difficult funding situation in the current crisis. However, this does not change the fundamentals driving the market, such as the need to continue cutting global carbon dioxide emissions. On the contrary: governments are already examining the possibility of incorporating wind energy into their economic stimulus packages, which would presumably enable its significant growth to resume in 2010.

In order to meet future demand for this type of energy, new and even more efficient wind farms need to be built and the capacities of existing ones have to be increased. This requires much more powerful turbines. Wind turbines that generate 2.5 MW are already widely used, and turbines with capacities of more than 6 MW are already being developed. However, this will require rotor blades with large enough diameters. Today's wind turbines can reach heights of up to 180 meters and tower over even huge buildings such as Cologne cathedral (147 meters). In future their rotor blades will be over 60 meters long and weigh more than 20 tonnes. They must be able to resist considerable wind pressure as the tips of these rotor blades can reach speeds of almost 300 kilometers per hour.

"These conditions place extraordinarily tough demands on the materials used. This is therefore the ideal application for carbon fiber reinforced plastics, for which we manufacture the basic components such as carbon fibers and non crimped fabrics made from carbon fibers. This material is lighter and provides greater rigidity and tensile strength than fiber-glass-reinforced plastic", explains Dr. Rudolf Heumüller, Head of the Composite Components Business Line in SGL Group. Between three and four tonnes of carbon fiber are needed for a 60 meter-long blade. Demand for this material is growing rapidly: some 5,000 tonnes of carbon fiber were needed for the global wind energy sector in 2008, this demand is expected to treble by 2012.

This situation provides SGL Group with ample reason to continue expanding its strong position in the wind energy sector. Dr. Heumüller: "Our majority shareholding in A&R Rotec, Germany's leading manufacturer of long and high-quality rotor blades, now enables us to cover the entire value chain from the raw material to blade production." This provides SGL Group's customers with maximum security of supply, which is key to success in this industry. There are plans in the near future to increase manufacturing capacities at SGL Rotec's headquarters in Lemwerder and to set up further production sites.





EXPERTS PREDICT THAT WIND ENERGY WILL GENERATE 288 GIGAWATTS OF ELECTRICITY BY LATE 2012, NEARLY TWO-AND-A-HALF TIMES AS MUCH AS IN 2008.



CARBON IN AEROSPACE

EVER LARGER, EVER LIGHTER


A350 AIRBUS
XWB
AIRBUS

CARBON FIBER REINFORCED COMPOSITE MATERIALS ARE TAKING OVER THE AIRCRAFT INDUSTRY. EVEN IN HUGE WIDE-BODY JETS, THERE IS A TREND TOWARDS LIGHT-WEIGHT DESIGN. AFTER ALL, EVERY OUNCE COUNTS – AND THAT GOES FOR PASSENGERS' LUGGAGE AND COMPONENTS.

When U.S. aircraft manufacturer Boeing introduced its new Boeing 787 Dreamliner in July 2007, experts hailed it as the harbinger of a paradigm shift in the aviation industry. For the first time, approximately 50% of the fuselage of a large commercial aircraft will consist of carbon fiber reinforced plastic. The advantages are convincing. The composite material structure withstands extreme loads, is reliable, strong and durable. But it's also lighter in weight, so it saves fuel. Boeing's rival Airbus is using more carbon fiber composites as well. In its new A 380 long-haul jet, the company uses much higher quantities of carbon fiber reinforced plastics than in previous models. And it is already certain that the successor generations of the popular B 737 and A 320 series of aircraft will contain a far higher percentage of these highly efficient materials.

This continues a trend that has become increasingly important in the aviation industry since the 1970s. Back then, Boeing initially used composite materials to build secondary structural components in commercial aircraft, for example as spoilers. When Boeing in 1984 equipped and certified two B 737 jets with elevators fabricated from carbon epoxy material, the company passed a milestone in passenger and cargo aviation. In the early nineties, the U.S. aircraft manufacturer decided to produce the vertical tail and horizontal stabilizer of the new B 777 from a toughened carbon epoxy material. The favorable results of this experience prompted Boeing to use carbon epoxy materials in the Dreamliner wide-body, bringing about the latest breakthrough for carbon fiber reinforced plastics in the aviation industry.

As early as 1997, SGL Group increased its involvement in this rapidly growing business by acquiring HITCO Carbon Composites. The U.S. subsidiary produces advanced composite materials and components that are primarily used in the aerospace and armaments sectors. HITCO's products include a range of highly engineered carbon composite components, like floor beams, high performance aircraft brake discs made from carbon fiber reinforced carbon materials and nozzles for solid rocket motors. But customers not only appreciate the company's innovativeness. In 2008 Boeing honored HITCO as Supplier of the Year in the Structures Category. The selection criteria for this award included: quality, delivery performance, customer service and programs for efficient production processes or measures to increase productivity. For the security group Lockheed Martin, the U.S. subsidiary of SGL Group is included among its STAR suppliers for similar achievements. Nonetheless HITCO is not standing still. A growth strategy initiated in 2007 is targeted at making the company a "Best-in-class Tier II Supplier".


CARBON CAN WITHSTAND
EXTREME STRESS. IT'S
RELIABLE, STRONG,
DURABLE, BUT LIGHT
ENOUGH TO SAVE FUEL.



HIGH-PERFORMANCE BRAKE DISCS MADE OF CARBON-FIBER REINFORCED PLASTIC ARE AMONG THE MANY PRODUCTS BY HITCO.



SUNNY DAYS FOR THE SOLAR INDUSTRY

Solar power generation: this trend is providing the solar industry with dynamic growth. The end of the boom is not in sight. Carbon and graphite are benefiting from this trend due to their unique properties.



Annual double digit growth. This sounds incredible, particularly in such difficult economic times. It is, however, reality in the case of many companies in the photovoltaic industry. Markus Mirgeler anticipates that this dynamic pace will slow only temporarily in the face of the current economic slowdown. The Chairman of Graphite Specialties of SGL Group believes that solar energy will soon be 'one of the primary sources of energy'. The potential is clearly abundant. The sun supplies the earth with more than 219,000 billion kilowatt hours of energy every year free of charge. "3,000 times more than what the entire world population needs today", reports the German Solar Energy Association (Bundesverband Solarwirtschaft – BSW).

Willingness to install the appropriate aggregate systems is on the rise. In Germany alone, there were approximately 430,000 solar collectors in 2007. According to BSW, twelve years later this figure will likely exceed ten million. In other words, the industry's growth will continue to be dynamic. Even Pope Benedict XVI is having solar energy panels installed in the Vatican. Starting in the summer of this year, around 2000 modules on the roof of the audience hall are expected to generate approximately 315,500 kilowatt hours of power annually and, at the same time, eliminate 315 tons of CO_2.

SGL Group, too, is benefiting from this unique success story in an industry that, just a few years ago, many critics thought had only limited prospects. "We are suppliers from the very beginning", explains Dario Damiotti, Director of Electronic Applications. This includes, for instance, products of high purity fine-grain graphite and carbon fiber reinforced carbon (CFC), which are irreplaceable both in silicon production and in the manufacturing of solar wafers and cells. The reason: at 3,000 degrees Centigrade, graphite maintains its properties while most other materials have long since disappeared. Graphite, moreover, possesses a high level of mechanical stability which increases with heat. Nevertheless, the material can be easily processed into various components – by turning, drilling, milling or sawing.

SGL Group supplies customers in the photovoltaic industry with all the carbon and graphite products they require along the entire value chain. This includes electrodes and graphite for press technologies in all purity grades, as well as CFC and insulation material (hard and soft felt, foils). A number of major solar power companies already rely on this broad range of products, frequently secured by means of long-term supply contracts.

Despite the current economic crisis, the course has been set for sustained growth in the PV industry and capacities are expanding considerably. SGL Group is closing ranks with the industry in this process. Hartmann Huth, Vice President of Sales & Marketing for Graphite Specialties says, "As a long term partner, we see our task as one of supporting and enabling our customers' growth. This provides us with the best opportunity to participate in the favorable development of the solar power industry for many years to come."



GRAPHITE ELECTRODES MADE BY SGL GROUP ARE USED IN ELECTRIC ARC FURNACES TO PRODUCE STEEL FROM SCRAP METAL.





CARBON FOR STEEL INDUSTRY

PRODUCTIVITY ENGINES FROM CARBON

Steel is one of the world's oldest materials but it has lost none of its appeal. Most experts are confident that this will not change in the medium to long term. Iinnovative production methods continue to reduce costs and increase efficiency.

A layman without technical training would be hard pressed to believe the statement by Norbert Müller, Sales Manager for Electrodes at SGL Group: "The costs of our graphite electrodes account for only 2 to 3% of the manufacturing costs of the steel industry. Nonetheless, they have a considerable impact on efficiency for customers." How is it possible to create this added value? "In the last 20 to 30 years, we have continuously enhanced our products and in doing so, we have significantly increased their application efficiency," says Müller. For example, SGL Group developed the world's first graphite electrode with a diameter of 800 millimeters for industrial production of steel in electric arc furnaces. The electrodes help to create an arc with temperatures of up to 6,000 degrees Celsius. These high temperatures are essential for processing pig iron and scrap into high-quality steel. The application of the graphite electrode in electric arc furnaces has two highly significant advantages. For one thing, this electrode brings a significant increase in furnace productivity so that steel plants can produce a greater quantity in the same amount of time, while noticeably reducing their costs. Secondly, they make it possible to build a new generation of highly efficient electric arc furnaces that can be operated at up to 180 kiloamperes (kA). Previous amperages ranged between 130 and 140 kA.





Currently about one-third of steel is produced using the electric arc furnace route. Two-thirds are made using classic blast oxygen furnaces. The traditional method is primarily used in countries with large coal and iron ore deposits, including China, the world's largest steel producer. Products of SGL Group such as furnace linings can also be found in traditional blast oxygen furnaces. The departure from the use of ceramic refractory material in the lower and center portion of blast oxygen furnaces started in the early 1960s. Since that time, carbon and graphite materials have increasingly replaced ceramics. SGL Group has done a great deal to support this development through material and design optimization. Today, such furnace linings have become the standard as they significantly extend the life of blast oxygen furnaces. A comprehensive product range, which is unique in the industry, makes it possible for SGL Group to take specific customer requests into account.



OUR GRAPHITE ELECTRODES ACCOUNT FOR ONLY 2 TO 3% OF THE COST OF MAKING STEEL. THEY NEVERTHELESS PLAY A MAJOR ROLE IN OUR CUSTOMERS' PROFITABILITY.

THE CENTRAL TECHNOLOGY & INNOVATION CENTER WAS DEDICATED IN 2008.





TECHNOLOGY & INNOVATION (T&I)

INSPIRING PEOPLE TO INNOVATE

SGL Group's research and development capabilities are focused on securing and expanding its existing businesses and exploring new areas of activity. The framework for achieving these objectives continued to improve in 2008.





SHORT DISTANCES ALLOW FOR EFFICIENT, CREATIVE WORK. ATRIUMS AND GLAZED FACADES CREATE A LIGHT ENVIRONMENT

AN INTERVIEW WITH DR. HUBERT JÄGER, HEAD OF THE SGL GROUP'S RESEARCH AND DEVELOPMENT ACTIVITIES, ON THE COMPANY'S OUTSTANDING INNOVATIVE CAPABILITIES.



May 28, 2008 will go down as another memorable day in the history of SGL Group. This date saw the official inauguration of its centralized Technology & Innovation (T&I) center in Meitingen, a small town located between Augsburg and Donauwörth in southern Germany. This represented the end of an era during which the research staff were based across several sites.

The original groundwork to centralize these research and development activities at SGL Group's largest site worldwide were laid back in 2004. This was when the company took the strategic decision to pool its research and development activities both organizationally and geographically. Dr. Hubert Jäger, who heads up SGL Group's T&I function, explains the reason for this decision: "The 90 developers we had at the time were spread across our three business units. This meant that activities were often duplicated, and the process we used to share information and expertise was totally inadequate." At the beginning of 2005 SGL Group therefore set up a central Technology & Innovation unit, which pooled its global research and development activities. But why was it located in Meitingen? "This is where we manufacture the largest range of products, we are close to our production facilities and can make use of existing laboratories and pilot plants. And, last but not least, this region is home to many universities and research institutes", explains Jäger.

His entire team now works under one roof. The Company has invested more than €10 million in its new two-storey T&I center, which has created some 150 desks for scientists and researchers. 15 of these desks are reserved for staff from external research institutes with which SGL Group cooperates. The working conditions and surroundings could not be better. Close proximity enables employees to work efficiently and encourages their creativity. Atriums and glazed facades throughout create a sense of light. The combination of spaciousness and a friendly atmosphere helps motivate employees to perform to the best of their ability. The original intention that the new building should inspire people to innovate has therefore been realized. About 120 members of staff currently working in research and development are delighted with their new surroundings. Robert J. Koehler – CEO of SGL Group – believes, however, that the T&I center offers more than just an ideal environment for further ground-breaking innovation: "The center also underlines our clear commitment to Meitingen and to Germany as a center of technological excellence."

INTERVIEW

WE WANT TO BE THE INNOVATION ENGINE FOR SGL GROUP

Q: Dr. Jäger, in 2008 SGL Group was awarded the accolade of being one of Germany's most innovative companies for the second year running by the Institute for Entrepreneurship and Innovation at Vienna University of Economics and Business Administration. What does this mean to you?
A: *We are very proud of this award. It confirms that we are on the right track with our innovation management. However, we have no intention of resting on our laurels. Far from it: our motto at SGL Group is that if you stop wanting to be better, you stop being good."*

Q: What is meant by innovation management?
A: *The job of innovation management is to ensure that innovative ideas and solutions are translated into products that drive the Company's profitable growth. To achieve this, SGL Group has created an evaluation and filter process that all ideas have to go through. This ensures that we focus our resources on the projects that are likely to generate the greatest commercial success.*

Q: At what stage do you involve your customers in the innovation process?
A: *Very early on, because we want our products to add value for our customers. What's more, SGL Group works closely with research institutes and industrial partners. We attach great importance to this form of cooperation because we are convinced that this is the only way to gain swift access to promising markets of the future.*

Q: SGL Group has an Innovation Marketing department. What is its purpose?
A: *It is responsible for identifying potentially lucrative markets at an early stage, compiling detailed marketing analyses and devising clearly defined strategies for entering markets. This enables us to avoid failures when launching new products and to react more quickly than our competitors.*

Q: SGL Group aims to deliver the best solutions for its customers. How do you achieve that?
A: *We employ Six Sigma throughout our organization. This method is used by many multinational corporations and is a highly useful tool for identifying customers' exact needs and significantly improving the effectiveness of projects.*

Q: How do SGL Group's products differ from those of its competitors?
A: *In a nutshell you could say that our products show that we are fascinated by carbon as a material and its almost infinite potential applications and that we are passionate about our business. In more concrete terms, I would say that one differentiating factor is our broad understanding of raw materials and our combined expertise in carbon-related materials and processes. Another factor is that by using Six Sigma and pursuing our SGL Excellence corporate philosophy, we have found a way of translating our expertise and capabilities into the best-possible solutions for our customers.*

Q: Any company that wants to achieve such high aspirations must have an outstanding workforce.
A: *Of course – you can't do that unless you have an exceptionally highly qualified and motivated team of people. But specialist qualifications are not enough on their own. We therefore do everything we can to ensure that our staff enjoy their work and that we provide them with the sort of environment that fosters innovation.*

Q: How do you create this environment?
A: *I can think of many examples. Our T&I staff work in state-of-the-art laboratories and pilot plants. Swift decision-making processes and flat hierarchies encourage creativity and the sharing of information among colleagues. Furthermore, our own growth-on-the-job strategy has established the position of "expert" as an attractive career path, given that flat hierarchies do not offer any promotion prospects in the traditional sense.*

Q: You and your staff want to be the innovation engine for SGL Group.
A: *That's right. I've already broadly outlined how we plan to achieve this high aspiration. Two new products developed in 2008 – a carbon-ceramic brake disc for mountain bikes and a graphite piston for internal combustion engines – demonstrate just how innovative we are. Because of the higher combustion temperature, this graphite piston cuts fuel consumption by up to 20% and improves engine performance by 20%.*

7 QUESTIONS ...

... FOR ROBERT J. KOEHLER



NAME:	Robert J. Koehler
DATE/PLACE OF BIRTH:	1949 in Munich, Germany
RESPONSIBILITIES:	Corporate Development, Corporate Communication, Internal Revision, Legal, Management Development, Asia

1. You have been Chairman of the Board of Management of SGL Group since 1992, making you the CEO who has been at his post the longest of any company listed on the DAX or MDAX stock market indices. You have surely experienced a number of economic ups and downs during this time. In what way is the current situation different from previous ones?

This is the first time in 60 years that a crisis has been brought about by the financial markets, which automatically gives it global significance. Past recessions affected individual sectors, countries, or regions. This financial markets induced crisis has now spilled over into the real economy with full force and is having an unprecedented impact. The distress in the financial markets is forcing companies to make dramatic adjustments to ensure efficient cash and liquidity management. Now we will see which companies made sufficient provisions, built up financial reserves, and established efficient liquidity and cost management during the good years. We are confident that we have laid the groundwork for generating acceptable returns even in this difficult market environment, and for emerging stronger from this crisis in the medium to long term.

2. How is SGL Group preparing to meet the current financial crisis and the economic downturn?

We are not unprepared for the crisis. Our company today has a solid financial structure and has developed forward-looking technologies, which contribute to greater efficiency both for us and our customers. We have assigned top priority to cash flow and debt management. As a result, we will be carefully reviewing each of our investment projects, and if necessary, we will postpone some of them. The overriding performance indicator in this case is our conservative gearing target of 0.5, which we intend to maintain. Provided we maintain this gearing target we have planned a high level of capital expenditure also for 2009, though not as high as the record level reached in 2008. We also have the advantage that our current financing instruments do not mature until 2012 at the earliest and are thus long term oriented.

3. Carbon is considered the material of the future. Will this remain the case in the long term?

I am convinced of it. Already today, there is hardly an area of application in which carbon is not represented. Think of automotive and aircraft construction, alternative energies, or even sports. Many applications are still at the beginning of their life cycles. Carbon is our material, and its uses are far from exhausted.

4. On the board of management you are also in charge of the Asian region. What is the focus of your activities in this region?

As one of our guiding principles, we decided years ago that the future of SGL Group lies in Asia. This region is the No. 1 market of the future for us. However, we view Asia not only as a promising sales market, but also as a manufacturing location. We have already been present in China for more than ten years. We will continue to expand our Asian presence to put us closer to our customers and allow us to make deliveries from the region. An example of this is our investment in Malaysia. We are constructing the world's most modern graphite plant there, which, after completion, will be the most efficient plant of its kind in our industry. We will enter the first stages of production in April 2009, as planned. We expect this fully integrated site to have an annual capacity of 60,000 tons for graphite electrodes and cathodes by 2011.

5. The vision of SGL Group is "We are the leading Carbon Company." How do you plan to achieve this vision?

Only if we fully develop and make optimum use of our core competencies and our broad base of materials, expertise, and products will we be able to support our claim to market leadership. Our target in this process is to offer customized solutions. This will require a corporate culture that is geared toward innovative thinking and continuous improvement. People working for SGL Group want to help their Company to advance steadily. We not only want to reach the top: we want to stay there. Being the market leader refers not only to sales volumes and profits, but also to technologies, innovative power, quality, and customer service.

6. What are your expectations for fiscal 2009?

I want to warn against panicking. One has to make careful distinctions in these turbulent times. SGL Group, like many others, will not be able to avoid a growth pause this year, but we hope to achieve sales only levels slightly lower than those in 2008. While earnings will be clearly below the record achieved in 2008, they will still be acceptable, considering the present global economic and financial crisis. Thus SGL Group will remain profitable in 2009, assuming we experience the moderate economic recovery forecasted by many experts for the second half of 2009.

7. What is your personal motto?

The time I spent in the UK between 1975 and 1985 had a great influence on my career. During those years, the terms 'leadership' and 'loyalty' emerged as fundamental principles for me: 'Leadership' in the interest of the business and the company and 'loyalty' toward my co-workers and colleagues.

7 QUESTIONS ...

... FOR THEODORE H. BREYER



NAME:	Theodore H. Breyer
DATE/PLACE OF BIRTH:	1948 in New York City, USA
RESPONSIBILITIES:	Carbon Fibers & Composites, SGL Excellence, Corporate Security and Environmental Protection, Safety and Health at work, Technical Audits, Purchasing, North and South America

1. Since October 1, 2008 you have been deputy CEO and responsible for the Carbon Fibers & Composites (CFC) Business Unit, the strongest growing but to date still the smallest and least profitable business in the company. With Performance Products you were previously in charge of the largest and most profitable division – how does the new responsibility compare with your previous one ?

For the last eight years PP has shown significant profitable growth. My intention is to do the same for CFC. I expect that in the next five years CFC will be the third strong pillar in SGL Group's business portfolio. I have had a long career of managing growth, relentless cost cutting and maximizing profit. My focus is now on CFC.

2. Why is it so important for the CFC Business Unit to cover the whole value chain?

On the one hand we want to understand the requirements of our customers and their clients so that we produce the right product for each specific application right at the beginning of the value chain. For this reason we have acquired a 51% stake in SGL Rotec in 2008, a leading independent rotor blade producer for wind turbines. On the other hand we see a big potential in the area of automatic processing of carbon fiber, as the current – mainly manual – procedure is very time consuming and costly. This is especially true at HITCO, our California-based subsidiary producing carbon fiber composite parts for the aerospace industry. By targeted broadening of our technological base along the whole value chain we gather valuable know-how to even better align our product portfolio to our customers.

3. You are also responsible for the region North and South America on the board of management. What are your main focal points in this region?

One of my main focal points in the American continents was and is to maintain and strengthen our strong relationships with steel industry leaders. As part of my new responsibilities, I am also keen to obtain government support for wind energy so our blade manufacturer SGL Rotec can expand into the U.S. In general, as our current CFC presence outside the aerospace and defense activities is mainly focused on Europe, I also use my trips to the Americas to evaluate business opportunities in the carbon material and composite markets.

4. The SGL Excellence Initiative also is part of your responsibilities – what is SGL Excellence?

SGL Excellence supports a culture of continued improvement as a Six Sigma company. This means that we search for and then execute continued improvements with the help of proven methods and an efficient organization. SGL Excellence encompasses all areas of the Company worldwide and is divided into Operational Excellence (costs, processes, production quality), Commercial Excellence (service quality, processes in the commercial areas, customer and supplier relationships), Innovation Excellence (ideas, projects, innovations) and People Excellence (the right people in the right jobs).

5. Will the Company continue to promote the SGL Excellence Initiative?

SGL Excellence is not a temporary cost cutting and efficiency increasing program but our corporate philosophy. We already employ 106 Black Belts who devote 100% of their time to Six Sigma projects. Around one-third of all employees have received Six Sigma training. Even if the low hanging fruits have been reaped since the introduction of SGL Excellence in the year 2002 there still remains ample potential for continuous improvement.

6. What is it like for a US citizen to work for a German company listed in the MDAX ?

What I really like about SGL Group is that it is a truly global company which happens to be headquartered in Germany. We have a very diverse geographic representation which my nationality exemplifies. I don't think of myself much as a U.S. citizen but rather an international ambassador for SGL Group.

7. What is your personal motto?

Priorities reflect the dynamics of the market but my underlying motto has been etched in stone: Profitable growth based on relentless cost reduction.

7 QUESTIONS ...

... FOR ARMIN BRUCH



NAME:	Armin Bruch
DATE/PLACE OF BIRTH:	1953 in Frankfurt am Main, Germany
RESPONSIBILITIES:	Performance Products, Europe and Russia

1. Since 2005 you have been Chairman of the Performance Products (PP) Business Unit and you have been responsible for the unit as a member of the Board of Management since October 1, 2008. What changes have you seen since taking over the new position?

The decision-making processes between the Business Units and the Board of Management have always been very efficient, even in the past. Discussions by the Board of Management are now more focused on operations. This focus is necessary for quick and targeted reactions, especially in these difficult times. Communication in both directions is becoming even more direct.

2. You are also responsible for the regions Europe and Russia on the Board of Management. What will be the focus of your activities here?

For clarification: the responsibility for the business rests with the senior managers of the Business Lines. My responsibility is to provide coordination between the business units and to leverage identified synergies through organizational measures where necessary. In established European markets, this frequently means consolidation. In Eastern Europe and Russia, we must establish appropriate structures in order to take advantage of opportunities. These opportunities exist even if the current crisis makes it difficult for us to perceive them in the short term.

3. PP is the Business Unit in which SGL Group has been active for the longest time. In spite of this, can you still offer your customers product innovations?

SGL Group, including the PP Business Unit, will never stop optimizing its existing products and expanding its product portfolio with innovations. This is also a component of our SGL Excellence Initiative. In the PP Business Unit, we primarily improve existing products. One example is the first graphitized and impregnated cathode which set a milestone in the industry. I could also mention the continuous improvement of the efficiency of our graphite electrodes in our customers' production process.

4. With a 20% minimum return on sales target, the PP Business Unit has the highest target of all three Business Units. What have you undertaken in the last few years to enable you to plan with such confidence?

Our target return on sales is in fact extremely ambitious. However, it is not merely a vision: instead, we are exceeding it by a wide margin already today. Many factors contribute to this. In addition to consolidating our production sites, we have improved the efficiency of our manufacturing processes. Continuous cost cutting in connection with our SGL Excellence Initiative also contributes to attainment of our target profitability. Last year alone, cost cutting in the PP Business Unit totaled approximately €14 million. Our new carbon and graphite plant in Malaysia will also optimize our cost structure. Furthermore, only a manufacturer whose products create above-average value for the customer will be able to generate high sales revenue. So if we want to continue to generate high returns, our products will have to improve constantly. Precisely this is a central component of our product strategy.

5. A considerable amount of money has been invested in the construction of the new graphite electrode and cathode plant in Malaysia since 2007. What are the greatest challenges for management of a capital expenditure project of this scope?

A project of this magnitude is new for SGL Group and the necessary project management expertise had to be created. In addition, we are consolidating the best technologies from our existing plants in Europe and North America to form a new optimized value chain. The result will be an efficient plant with the best product at a competitive cost. We are delighted about the conditions that we find in Malaysia.

6. A consolidation process has taken place both in the steel and in the aluminum industry in recent years. What does this mean for you as a supplier?

The consolidation in these industries will cause our customers to act with more discipline and control today than was the case a few years ago. For us, this means we must bundle our purchasing behavior. Large customers seek capable suppliers. More than ever, being one of the largest graphite electrode and cathode manufacturers worldwide makes us an important partner for our customers.

7. What is your personal motto?

Life is too complicated to be summed up in a motto. I tell my team that being cheerful is not contradictive to top performance but a prerequisite !

7 QUESTIONS ...

... FOR JÜRGEN MUTH



NAME:	Jürgen Muth
DATE/PLACE OF BIRTH:	1957 in Düsseldorf, Germany
RESPONSIBILITIES:	Group Controlling, Group Treasury, Group Accounting, Financial Reporting, Human Resources, Information Technology, Taxes

1. Since July 2008 you have been the Chief Financial Officer of SGL Group. Previously, you were responsible for Controlling in the Graphite Materials & Systems (GMS) Business Unit. What has changed for you in your new position?

In the GMS Business Unit, I had the opportunity to get to know our global specialty business – which includes some fascinating applications – at close range. As CFO, I now deal primarily with investors and banks, but also with our Business Units. My previous experience in the business supports me greatly in these discussions.

2. What are the particular challenges faced by a CFO in this increasingly difficult economic climate?

If I had to describe the task of a CFO in one sentence, I would say: ensuring that our Business Units have sufficient liquidity, and identifying and managing Company risks . The duties, and thus the challenges, of a CFO are, however, very dependent on the economic environment. In the current climate, my job is to monitor the cash generation of our businesses and to limit the cash use to prevent any refinancing needs.

3. How are you ensuring the financial stability of the Company at present?

Thanks to the new financing in 2007, SGL Group has a sound financial basis from which we are benefiting today. Our equity has increased considerably, while debt is significantly lower than it was several years ago. If we continue to exercise good judgment, we will survive the crisis largely unscathed. This means spending only what we can afford through our own cash flow generation. Our target remains to keep our gearing at approximately 0.5.

4. Are acquisitions conceivable in this environment? Most importantly, can you finance them?

Our targets continue to include profitable growth – primarily organic. However, smaller, targeted acquisitions are conceivable, particularly in the CFC Business Unit in order to expand our technological basis. Of course, we will review very diligently whether the respective acquisition makes sense. Should we reach a positive conclusion, an acquisition would be possible thanks to our solid financing structure.

5. Since October 2008, your duties on the Board of Management have included responsibility for Human Resources. Which tasks have you assumed?

Our strategy is geared toward growth and innovation. For this we need the right people at the right place. Therefore, one of our core responsibilities is finding highly qualified and dedicated personnel and ensuring their commitment to the Company on a long-term basis. Having said that, the topic of cost cutting is back on the agenda, given the current recession. These tasks are not new for me. I first learned the HR business at Hoechst AG, and I was also in charge of personnel at my last two employers.

6. How do you go about identifying talent and awakening enthusiasm among prospective employees for SGL Group?

We have established close partnerships with universities and actively approach qualified prospective employees. Carbon is a fascinating material. This helps us to attract many candidates. We offer a first-class job environment with international perspectives, a high degree of individual responsibility and attractive career opportunities. In order to make this visible on the job market, we have developed an employer branding strategy for SGL Group. The rising number of promising job applications and the results of current rankings show that our image as an employer is improving steadily.

7. What is your personal motto?

In pursuing my career as well as in my private life, I have always experienced setbacks and crises that I had to overcome. It was my experience that every crisis offers a major opportunity for a new and better future. So that's my motto. Therefore, I'm also optimistic that we at SGL Group will survive the economic crisis and emerge from it stronger than before.

7 QUESTIONS ...

... FOR DR. GERD WINGEFELD



NAME:	Dr. Gerd Wingefeld
DATE/PLACE OF BIRTH:	1958 in Gießen, Germany
RESPONSIBILITIES:	Graphite Materials & Systems, Technology & Innovations

1. You have been Chairman of the Graphite Materials & Systems (GMS) Business Unit since 2005 and have also been responsible for GMS on the Board of Management since October 1, 2008. What has changed for you with your new position?

Besides the responsibilities for the GMS Business Unit, I now focus increasingly on corporate themes. These topics range from the general growth of our Company to the strategic direction of individual business areas and to the current challenges in the overall economic environment.

2. GMS manufactures a very broad product range – which products in your Business Unit do you find especially fascinating?

It would not be fair to highlight a single product. The diversity of the Business Unit is key. By this I mean not only product diversity, but also diversity among our customers and areas of application, as well as the very global presence of our business. This, in conjunction with the cultural diversity of our employees, certainly makes the position as head of this Business Unit one of the most appealing within SGL Group.

3. As a chemist, what is it about carbon that sparks your enthusiasm?

As a chemistry student you learn that carbon, with its prominent position in the periodic table, offers more opportunities to form compounds than any other chemical element. I was surprised to see the broad spectrum of properties that carbon offers. Our materials scientists claim, and rightly so, that the properties of this material can be varied according to the needs of customers over a broad range of applications. This enables us to offer solutions that are on the cutting edge of technology.

4. How much are you able to bring to your current work from your earlier activities as a researcher in the Materials Division of Hoechst AG?

While dealing with carbon was pretty much unexplored territory for me, I was able to fall back on experience that I had acquired during my time at Hoechst AG in ceramics research. The process steps and nomenclature are certainly comparable, physical properties are measured using the same units and the applications industries are similar to a certain extent. In addition, working for a global chemical company teaches you a lot about project management and the implementation of ideas, all the way from the laboratory to pilot facilities to the market and thus production.

5. A third of the products in your Business Unit are relatively new. How much development work did you have to undertake to make this number of innovations marketable?

Development work in this Business Unit doesn't just happen in research and development, but takes place on a daily basis through our sales engineers and with the customers on site. Production staff continuously work at optimizing processes and products on an ongoing basis. Over the last few years we have concentrated our efforts on creating a culture of innovation since we are convinced that this is the only way we will be able to assert ourselves in global competition. We take pride in our accomplishments but we are most certainly not resting on our laurels. By focusing on our core activity areas, clearly defining interfaces with other functions in the Group and consolidating and expanding a technology and innovation center, we have created the groundwork for even more success in the future. A number of ideas in our pipeline indicate that we should continue to advance along the path we have chosen.

6. What does "Broad Base. Best Solutions." mean to you?

We have a wider product range than any of our competitors in the GMS Business Unit. The claim "Broad Base. Best Solutions." is already true to a great extent in our case. This does not mean of course that we should be satisfied with what we have achieved. We will continue to maintain our rapid rate of innovation and develop new solutions for our customers. Entry to new markets also plays an important role, as does the use of carbon materials in renewable energy, which is becoming increasingly significant. For instance, it was the use of optimized graphite materials in conjunction with high-temperature insulation materials and fiber-reinforced carbon that first opened the door to the economical production of solar cell modules. Lithium-ion high-performance batteries are almost unimaginable without synthetic graphite and only these have enabled customer acceptance and thus mass distribution of cell phones, laptops and entertainment electronics. We are only at the beginning of their application in the automotive sector in connection with hybrid motors.

7. What is your personal motto?

It's the people who make the difference. If we have confidence in the expertise of our employees and continue to develop their talent, we do not have to fear for our future.



CORPORATE SOCIAL RESPONSIBILITY

A long tradition of corporate social responsibility

SGL Group does not see corporate social responsibility (CSR) merely as a passing fashion. Our organization has a long tradition in this field. This is largely because it has its roots in the Siemens and Hoechst groups, which have always been highly committed to this issue. We regard it as an obligation on our part to uphold this tradition. The considerable importance that SGL Group already places on CSR will therefore continue to grow. We have long regarded the requirement to exceed environmental standards as a matter of course. This approach applies to our domestic and international operations alike.

Strongly committed to the regions in which we operate

For SGL Group, demonstrating corporate social responsibility means, first and foremost, sponsoring education, innovation and athletics in the regions surrounding its sites worldwide. For example, we offer financial support to associations celebrating anniversaries and other special occasions.

As a sponsor of the International School in Augsburg we offer children the opportunity to prepare thoroughly for life in a globalized world. Our organization already benefits from this educational establishment because children of non-German members of staff attend this school.

However, we also help boost the local economies of the respective regions. Consequently, SGL Group is an active member of bodies such as the Augsburg Economic Development Association. The main purpose of this association is to improve the prospects of local businesses and help them compete in domestic and international markets.

SGL Group uses its proactive membership of trade associations to support the interests of our industry. We also meet our responsibilities as corporate citizens in cross-sectoral organizations such as the International Chamber of Commerce. SGL Group is convinced that only committed companies can make a competent and confident contribution to debates on key issues.

Innovation, education and training at the heart of our CSR work

It is SGL Group's stated ambition to become the world's leading manufacturer of innovative carbon products. To achieve this ambitious goal, it needs a ready supply of ground-breaking innovations. Additionally, we are well aware that innovation, education and training are among the key drivers that any economy needs to generate profitable growth. The training and ongoing professional development of our workforce and the early support we give to young talents are therefore a top priority. A case in point are the increasingly close networks we are building with leading domestic and international universities to encourage an intensive dialog between science, research and industry.

During the first few weeks of the current financial year SGL Group invited Professor Klaus Drechsler, one of the world's leading scientists in the field of carbon fiber composites, to accept its sponsored professorship in carbon composites. This professorship, which SGL Group endowed in 2007, will commence on May 1, 2009 at the Technical University of Munich.

> In order to achieve sustained profitable growth and a strong market position even in challenging economic times, SGL Group looks beyond financial indicators and assumes corporate social and environmental responsibility. Our activities in this field are continuously being expanded.


Beijing
cervélo
cervélo

IN 2008, SGL GROUP WAS THE MAIN SPONSOR OF THE GERMAN CYCLING TEAM AT THE BEIJING OLYMPICS.


SGL GROUP
YACHT | TECCON
AVL
10
Uni Karlsruhe (TH)

FORMULA STUDENT RACE CAR

Simutaneously, Professor Drechsler will develop and coordinate a Munich-Augsburg-Stuttgart association in the field of carbon fiber composite materials – a project that was initiated and principally driven by SGL Group. In establishing this network, SGL will partner with industrial companies that would like to contribute their expertise in carbon fiber composites and encourage research and development in this area.

The effective exchange of information between renowned experts from the fields of research, development and production is also one of the core competencies of Carbon Composites e.V., an organization set up by SGL Group together with leading companies and research institutes from southern Germany in 2007. This research network aims to strengthen the position of carbon fiber and fiber composite technologies in domestic and international markets. The membership of the Carbon Composites network rose sharply during the reporting year to 72 at the end of 2008.

Rigorous hands-on training for young professionals

Qualified young talent is in short supply in Germany. SGL Group therefore undertakes a range of activities to ensure that it comes into early contact with high-potential young people and establishes our brand ("SGL Group – The Carbon Company") as the employer of choice for exceptional young talent. Consequently, SGL Group sponsored "Formula Student" at six German technical universities in 2008. This international design competition sets students the task of working in teams to develop and build a racing car. The purpose of this competition is not only to enable the contestants to hone their technical expertise; it also gives them an opportunity to gain some basic experience of team work, time management and project management. We support "Formula Student" with funding and materials.

In 2008 SGL Group was also involved in preparations for the foundation of the SGL-Carbonium institute at the University of Augsburg. This institute is due to open in 2009 and should enhance the fine reputation of the university's MBA courses. From our perspective, this investment provides another convenient opportunity to acquaint high-performing, hard-working young talent with SGL Group. By introducing an engineering degree in fiber composite technology at Augsburg University of Applied Sciences last year we launched a further initiative to address the shortage of specialists in technology-related areas that we urgently need.

Range of training available in Germany extended further

We see it as part of our corporate social responsibility to help young people on their way to a successful and fulfilling future career. SGL Group increased the number of apprentices and trainees at its plants in Bonn, Griesheim, Meitingen, Lemwerder, Limburg and Willich by a total of approximately 30 percent in 2008. By introducing a new process mechanics apprenticeship specializing in plastics and rubber technology with focus on fiber composites, we extended our range of training programs by adding a further option that provides our apprentices with attractive career opportunities.

> A balanced approach to ecology, business and social responsibility is the key to the continued success of the SGL Group.

Sponsorship of the German cycling team at the Olympics

SGL Group was the principal sponsor of the German cycling team at the 2008 Olympic Games in Beijing. One of the main reasons for our sponsorship was the close connection between cycling and the products manufactured by our Carbon Fiber and Composites business unit. High-performance racing bikes are now made almost entirely of carbon fiber composites. A further reason was that we wanted to give the German Cycling Federation and its riders the opportunity to prove themselves in the Olympic games after having gone through difficult times.

Sustainability as a self-imposed obligation

SGL Group believes that its business can only thrive over the long term if it manages to strike the right balance between the environment, commercial imperatives and social responsibility. Our approach to sustainability is shaped by the Responsible Care guidelines issued by the German chemical industry (www.vci.de/Umwelt_Responsible_Care). These guidelines regulate environmental protection, the safety of employees, manufacturing processes and production. Integrated environmental protection – i.e. environmentally-friendly products and manufacturing processes – conserves natural resources and guards against environment damage in the best possible manner.

MANAGEMENT REPORT

MANAGEMENT REPORT

BUSINESS AND GENERAL CONDITIONS

GROUP STRUCTURE AND BUSINESS ACTIVITIES

LEGAL GROUP STRUCTURE

SGL Carbon SE, headquartered in Wiesbaden, Germany, is quoted on the Frankfurt stock exchange and a constituent of the MDAX index. SGL Carbon SE shares are widely held. SGL Carbon SE, together with its subsidiaries, forms the holding company SGL Group (a detailed overview of shareholdings of SGL Carbon SE can be found on page 214). As at December 31, 2008, the consolidation included 17 German (2007: twelve) and 43 (2007: 42) foreign subsidiaries in addition to SGL Carbon SE. Six domestic and two foreign companies were consolidated for the first time compared to 2007. Six joint ventures were accounted for using the equity method (2007: three joint ventures).

BUSINESS FIELDS AND ORGANIZATIONAL STRUCTURE

The **business activities** of SGL Group focus on the development, production and sale of carbon products. As 'The Carbon Company', SGL Group operates globally as one of the leading and most innovative competitors on the market and is consistently focused on creating added value for the customer. The Group's core competencies, developed over decades, include a broad understanding of raw materials, application and engineering know-how and the command over high-temperature manufacturing processes. The technology and product portfolio comprises four types of carbon materials: Coarse-grain graphite, fine-grain graphite, expanded natural graphite, carbon fibers and carbon fiber composites.

SGL Group, as a manufacturer of carbon products, is active in a number of industries. Carbon is distinguished above all by excellent electrical and thermal conductivity, resistance to heat and corrosion, its self-lubricating qualities, and its light weight combined with strength. Due to carbon's unique material properties, the sales spectrum of SGL Group ranges from the more traditional industrial sectors (such as the steel, aluminum, automotive or chemical industries) to newer growth industries, such as solar or wind energy or the lithium-ion battery industry. Customers also include manufacturers from the nuclear energy as well as the aerospace and defense sectors.

SGL Group has a lean organizational structure, split into the two **Business Areas** of Performance Products (PP) and Advanced Materials (AM). Day-to-day operations are run by three global **Business Units**:

- The **Performance Products** (PP) Business Unit supplies the aluminum and steel industries, as well as other metallurgical industries. The product portfolio covers carbon and graphite electrodes, cathodes and furnace linings.
- The **Graphite Materials & Systems** (GMS) Business Unit supplies numerous industries with its products based on coarse and fine-grain graphite, as well as expanded natural graphite, which among others have applications in the chemical, automotive, semiconductor, lithium-ion battery and solar power industries.
- The **Carbon Fibers & Composites** (CFC) Business Unit covers the entire value chain from carbon fiber to finished component. With its products, this Business Unit amongst others supplies manufacturers from the aerospace, wind energy and automotive industries.

SGL GROUP
THE CARBON COMPANY

PERFORMANCE PRODUCTS (PP)	ADVANCED MATERIALS (AM)	
Performance Products (PP)	Graphite Materials & Systems (GMS)	Carbon Fibers & Composites (CFC)
• Graphite & Carbon Electrodes (GCE) • Cathodes & Furnace Linings (CFL)	• Graphite Specialties (GS) • Process Technology (PT) • Expanded Graphite (EG)	• Carbon Fibers (CF) • Composite Materials (CM) • Composite Components (CCO) • Brake Discs (BD)

SGL GROUP – WORLDWIDE SITES


Muir of Ord
Halifax
Lathen
Willich
Wiesbaden (Germany)
Head Office
Griesheim
Nowy Sacz
La Coruña
Narni
Sinking Spring
Morganton
Charlotte (USA)
Headquarters North America
Kyung Ki-Do
Yamanashi
Shanghai
Banting
Production Sites
Performance Products
Graphite Materials & Systems
Carbon Fibers & Composites

OUR SITES

SGL Group operates globally with approximately 6,500 employees in 39 production sites, of which 20 are located in Europe, twelve in North America and seven in Asia. In combination with a service network in over 100 countries, we can accommodate regional and industry-specific customer requirements and operate with flexibility. By developing new sites, such as the carbon and graphite plant in Malaysia currently under construction, SGL Group consistently adapts to increasing globalization. (For more information on SGL Group's global locations, please refer to page 214 et seq.).

MANAGEMENT AND CONTROL

SGL Group's structures and management principles are set forth in our "guiding principles" The Board of Management establishes the Group's strategic direction. Fundamental business decisions of major importance are taken at only two management levels: the Board of Management and management of the Business Units. Global business units run day-to-day operations; their management reports directly to the Board of Management and decisions are taken jointly.

The Business Units obtain the necessary infrastructure and services from the respective legal entities and plants. In addition, corporate functions support the Board of Management and perform services for all Business Units and companies. (Additional information on management and control bodies is provided at page 222 et seq.).

In addition to the "guiding principles", SGL Group has also defined 'common values'. These common values determine our corporate culture and our conduct of business; they are reflected in SGL Group "Code of Business Conduct and Ethics". Our "Code of Business Conduct and Ethics" underlines the obligation of SGL Group to comply with the law and sets standards for ethical and legal conduct. Every employee is aware of the code and it can be reviewed on the intranet at any time.

Taken together, the "guiding principles" and the "common values" mutually create and shape our management culture. It is based on leadership and management by objectives. The Board of Management, the Business Units and the corporate functions agree targets for the Group, the business units and individual managers as part of the discussions on objectives based on an established system of parameters.

Remuneration models and performance-related bonus programs for the Board of Management and all managerial levels are also derived from this process.

Remuneration of the members of the Board of Management is aligned to the size and global activity of the Company, its economic and financial situation, as well as the level and structure of management board remuneration in comparable companies. Its level is measured in such a way as to mirror other highly qualified international management staff. At the same time it offers appropriate incentives for working successfully towards optimum results for the Company.

The non-performance-related components consist of a base salary, additional benefits and pension entitlements. The performance-related components are broken down into long-term incentive elements. Members of the Board of Management receive rights under management incentive plans as a variable remuneration component. These rights include stock appreciation rights (SARs), participation in a Matching Share Plan, bonus payments linked to the achievement of individual performance targets and payments under the Long-Term Cash Incentive Plan (LTCI) which is also linked to the achievement of specified performance targets. Members of the Supervisory Board receive a fixed remuneration payable after the end of the financial year. The Chairman receives twice the base remuneration, and the Deputy Chairman one and a half times the base remuneration. In addition, each member of a Supervisory Board committee receives a fixed fee for each committee meeting attended. The chairmen of the committees receive a higher fee for each committee meeting. Members of the Supervisory Board do not receive any other kind of remuneration.

Further information on the remuneration paid to the Board of Management and Supervisory Board can be found in the notes to the Consolidated Financial Statements under note 29.

Employees at upper management levels have the option of participating in various incentive programs. The **Long-Term Cash Incentive (LTCI) Plan** provides bonus payments in cash depending on achievement of specific performance targets over a period of three years. A part of the LTCI bonus entails investment in SGL Carbon SE shares on the part of the plan participants. A **Matching Share Plan** allows up to 50% of the annual bonus to be invested in the Company's shares; payment is made from employees' net income after taxes. Provided that employees hold these securities for at least two years, they receive the same number of shares (**Matching Shares**). Since 2005 the **Stock Appreciation Rights Plan** has provided the opportunity to issue stock appreciation rights (SARs) over a period of five years, the appreciation of which entitles the holder to acquire SGL Carbon SE shares after a minimum holding period of two years.

PRODUCTS, SERVICES AND BUSINESS PROCESSES

The core product of the **Performance Products** Business Unit consists of high-quality graphite electrodes utilized in electric arc furnaces in which scrap is recycled to produce steel. The share of electric arc furnaces in global steel production is currently slightly above 30%. Based on the cost structure and greater flexibility of electric steel plants, the electric steel market and thus our graphite electrode business is less cyclical than the steel market in general. The proportion of total steel manufacturing costs accounted for by graphite electrodes is relatively low at 2-3%, but their performance has a significant effect on the profitability of steel manufacturing.

Development in world steel production
in millions of tons


1,000
800
600
400
200
0
Blast oxygen furnace
Electric arc furnace
1970
1975
1980
1985
1990
1995
2000
2005
2010

Source: WSD, IISI, company estimates

Products that are becoming increasingly important for this Business Unit are high-quality cathodes used in the production of aluminum. Compared to electrodes, cathodes used in aluminum smelters have a much longer life of up to seven years and are therefore considered capital goods. Experts anticipate that aluminum demand will rise by approximately 6% p.a. in the medium term. According to expert opinion, significant dynamic growth is expected in the annual production volume of aluminum and SGL Group therefore expects a sharp step-up in demand for cathodes, both for replacement and for new aluminum smelters.

The **Advanced Materials** Business Unit is benefiting from the increasing replacement of traditional materials by lightweight, strong, fuel-efficient and energy-efficient materials. A critical factor in the success of this business is the development of new products and solutions based on carbon and graphite.

The **Graphite Materials & Systems** (GMS) Business Unit comprises a broad range of customized products based on graphite. While in the Graphite Specialties Business Line graphite components are generally manufactured, purified, coated or finished in some other way according to customer specifications, the Process Technology Business Line produces above all graphite heat exchangers, columns, pumps and systems for the chemical and environmental industries. Products from the Expanded Graphite Business Line are based on natural graphite and also utilized in a number of industries, such as for heating and air-conditioning technology.

The **Carbon Fibers & Composites** Business Unit continues to benefit from the substitution process for basic materials. Carbon fibers and carbon fiber composites have unique properties, such as their light weight and material stiffness, and are therefore increasingly replacing more traditional materials. The Business Unit is benefiting above all from surging demand from the aerospace industry, the automotive industry and alternative energy suppliers such as wind energy (for more detailed information on the Business Units, refer to "Business Unit Performance" on page 80-85).

The **principal raw materials** in the PP and GMS Business Units are petroleum coke, pitch and anthracite. SGL Group purchases these raw materials primarily from suppliers with whom the Company has maintained business relationships over many years based on annual framework agreements. Despite at times scarce resources , supply bottlenecks have not been experienced at any time. The main raw material in the CFC Business Unit is PAN (polyacrylonitrile) precursor. We secured our PAN precursor supply in 2008 by means of a strategic alliance with a Japanese manufacturer, as well as by in-house production. The Group covers its **energy requirements** (natural gas and electricity) using both international and local energy suppliers.

KEY CUSTOMER MARKETS

SGL Group's major customer is the steel industry; accounting for 45% of Group sales in 2008. (2007: 50%). The rise in sales in the area of other metallurgical applications compared to the previous year is due above all to our strong cathode business.

Sales revenue by customer industry in 2008
in %


2%
Semiconductors
5%
Aerospace/defense
5%
Automotive and transport
8%
Chemicals
45%
Steel
18%
Energy/industrial applications
17%
Other metallurgy

Sales revenue by customer industry in 2008
in %


2%
Semiconductors
4%
Aerospace/defense
6%
Automotive and transport
8%
Chemicals
50%
Steel
17%
Energy/industrial applications
13%
Other metallurgy

SGL Group's global positioning is reflected in its regional sales distribution. In the previous year we generated 84% of Group sales outside of Germany.

Sales revenue by destination in 2007 and 2008

in %


15
34
22
18
11
16
31
21
20
12
Germany
Rest of Europe
North America
Asia
Rest of world (Latin America, Africa Australia)

From the perspective of absolute sales growth, we were able to increase sales revenue in all regions. The highest growth rates were seen in Germany, +26%, (of which 9.3% or €19.1 million due to the acquisition of SGL Rotec), Asia, +37%, and in the rest of the world (Latin America, Africa, Australia) at +24%.

Sales revenue by region

in € m	2008	2007	Δ
Germany	257.7	205.0	25.7%
Rest of Europe	499.9	469.1	6.6%
North America	330.3	301.2	9.7%
Asia	330.0	241.6	36.6%
Rest of world *	193.6	156.1	23.9%
Total	1,611.5	1,373.0	17.4%

* Latin America, Africa, Australia

In terms of sales origination, our manufacturing emphasis remains on Germany (36%), the rest of Europe (42%) and North America (21%), while the share in Asia is still only 1%.

Sales revenue by geographical origin

in %


35
42
22
1
36
42
21
1
Germany
Rest of Europe
North America
Asia

MANAGEMENT, OBJECTIVES AND STRATEGY

INTERNAL MANAGEMENT SYSTEM

SGL Group's management structures and management principles are based on the "guiding principles" (refer also to page 56), which set out the responsibility levels for both strategic and day-to-day operations. The paramount goal is the sustained increase of SGL Group's corporate value. SGL Group's internal management control system seeks to fulfill this goal. Regular meetings of appointed committees, a precise management information system, monthly planning and reports, as well as directly related actual-to-budget comparisons with variance analyses belong to this system. Furthermore, management and appointed steering groups manage and monitor special investment projects, potential acquisitions and also defined tasks concerning personnel issues, safety and environmental protection.

FINANCIAL TARGETS

The major management indicators in reporting are the financial indicators
- Return on sales (ROS) and
- Return on capital employed (ROCE) - both on the basis of EBIT (earnings before interest and taxes),
- The ratio of net debt to EBITDA (earnings before interest, taxes, depreciation and amortization),
- Operating cash flow (before interest and taxes), as well as
- Gearing (ratio of net debt to shareholders' equity).

Investment and acquisition decisions are based on an internal rate of return of 10%. Adequate assurance must exist that all decisions of relevance to valuation can produce this annual minimum yield. Projects aimed at purely qualitative improvements, such as investment in education and training, security or environmental measures, are exempted from this rule.

Key internal indicators for the anticipated development of operations in the Business Units include, on the one hand, the actual or forecast growth in important customer markets, and, on the other hand, order intake levels and corresponding capacity utilization in the Company. In the Performance Products Business Unit, these indicators generally paint a very reliable picture of anticipated developments for the current fiscal year due to traditionally longer delivery times. In the Graphite Materials & Systems and Carbon Fibers & Composites Business Units these indicators only apply to a few areas (such as special graphite for the semiconductor industry and process technology for the chemical industry). In other areas, as well, identifiable or measurable medium and long term trends are becoming ever more important as indicators as carbon fiber and carbon fiber composites are increasingly replacing basic materials, for instance components for the wind industry or the automotive and aviation sectors.

STRATEGY

Our Company's strategy is geared to attain our vision

We are the leading Carbon Company

This is first of all a commitment to carbon as a material in its diverse forms and application potential – from synthetic graphite through natural graphite to carbon fibers and composites. As a global company that focuses on carbon-based materials and products, carbon also forms part of our company name

SGL Group – The Carbon Company.

The second part of our vision relates to our leadership claim. Already today, we are one of the major manufacturers of carbon products worldwide and hold leading market positions in a number of areas. But leadership means more to us. We want to attain a leading position in all of our core businesses and fortify this position by means of state-of-the-art technologies, ideas, innovations, products, quality and delivery service. Our vision is, therefore, not only a message to the market, but essentially a commitment on the part of all employees of SGL Group to deliver top performances that are appropriately valued in turn by the market.

The path towards achieving our vision is clearly defined and formulated. We want to transform our broad company base into excellence for our customers. This is expressed in our claim

Broad Base. Best Solutions.

To implement this claim, we rely on our company-wide philosophy of SGL Excellence.

'Broad Base' refers to our core competencies (high-temperature technology as well as materials, applications and engineering know-how), our broad product portfolio and our global presence with a worldwide sales network and 39 production sites in Europe, North America and Asia. These are our specific strengths and strategic competitive advantages. We are, for instance, the only European company that covers the entire value chain from carbon fibers to composite components. Our product portfolio is based on two segments. The first segment, Performance Products, is based on high-volume products for basic industries with moderate volume growth, but above-average profitability and high cash flow. The second segment, Advanced Materials, covers developments, innovations and products with high growth potential and prospects for increasing and sustained profitability. This dual structure offers an ideal platform for sound, financially strong and profitable growth.

'Best Solutions' means that the fulfillment of our customers' wishes takes top priority for us, that we work together with our customers on problem solutions, contributing our own ideas, concepts and innovations, and that we intend to become a benchmark for customer value.

Our SGL Excellence philosophy is the driving force for this approach. We are a Six Sigma Company, continuously seeking and implementing improvement by means of proven methods and a strict organizational structure. SGL Excellence encompasses all areas of the Company world-wide and is divided into Operational Excellence (costs, processes, production quality), Commercial Excellence (service quality, commercial processes, customer and supplier relations), Innovation Excellence (ideas, projects, innovations) and People Excellence (the right people in the right place). These are the most important levers for the implementation of Best Solutions.

All business units and functions throughout the world are subject to this orientation of our Company. Strategies for individual businesses are adopted with clear medium-term objectives and milestones, centralized at Group level under portfolio management perspectives and monitored on an ongoing basis.

The common goal of all individual strategies is sustained profitable growth with the following priorities and objectives:

Performance Products
- Safeguarding our leading competitive position, in particular by means of further expanding our fully integrated plant for graphite electrodes and cathodes in Banting, Malaysia, as part of our globally optimized production network, and the attainment of a customer value benchmark position.
- Anticipated annual volume growth of 2-3% with minimum return on sales (based on EBIT) of no less than 20% over the business cycle.

Graphite Materials & Systems
- Strengthening our position as global leader in the manufacturing of graphite materials and systems in order to offer our clients customized solutions from our broad base.
- Anticipated annual sales growth of 6-8% a year with minimum return on sales (based on EBIT) of no less than 10% over the business cycle.

Carbon Fibers & Composites
- Further strengthening our value chain and attaining a leading role, in particular in the areas of wind energy, automotive and aviation.
- Annual sales growth exceeding 15%. Due to the high level of development activities in this area, a minimum return on sales (based on EBIT) of 10% can be expected only in the medium term.

Asia
- Expansion of local production and increase of share in Group sales.

SGL Group
The sales and return expectations of the individual business units lead to the following mid-term Group objectives over the business cycle:

- Annual increase in sales of 5-10% from organic growth
- Return on sales (EBIT) of 12-16%
- Return on capital employed (ROCE) of 17-22%

We will continue with this fundamental strategy, even if the present global recession forces us to prioritize strict cash management in 2009 in order to safeguard our independence and to avoid external financing via financial institutions or the capital markets in this currently very difficult environment. We expect that in 2009 as well we will be able to tie in to our medium term goals on the assumption that clear indications of an economic recovery will appear in the second half of the year.

TECHNOLOGY & INNOVATION

The centralization of SGL Group's research and development was completed in 2008 also physically. The headquarters for the Group's research and development activities, Technology & Innovation (T&I) was opened at the Meitingen site in May with space for up to 150 scientific posts.

Combining unique materials expertise and a broad range of applications experience with a focus on the core markets of energy, environment, automotive, electronics, steel and aluminum, T&I was able to make a substantial contribution to the growth of SGL Group in 2008. In addition to development projects for the three Business Units, T&I is involved in preparations to enter new markets by way of joint projects with customers and start-ups.

Projects

The project portfolio was concentrated further in close coordination with the strategic objectives of SGL Group's operational units.

In the Performance Products Business Unit we were able to gain new insights into our materials and products and their application by using a variety of computer-aided simulations (modeling). Improvements in our graphite electrodes, as well as improvements in our customers' application processes, resulted. As part of industrial tests with customers from the aluminum industry, different innovative cathode types were installed in production electrolysis cells. Initial positive results are to be verified in 2009.

Our key raw material sources are based on fossil fuels. Due to the increasing deterioration in the quality of crude oil occurring world-wide, a considerable share of our development activities focuses on the use of new resources, in addition to enhancing quality. Joint development work with our partners is showing an initial technological breakthrough in the expansion of our raw material base and thus opening new qualitative horizons.

We were able to support the strategy of the Graphite Materials & Systems Business Unit with innovative developments for all its Business Lines. In particular the development initiated on new molding processes for specialty graphite products is designed to open future market segments for us, thus expanding the technological and market position of the Graphite Specialties Business Line. Furthermore, the new pilot production facility for carbon fiber hard felt has completed an important product development. Hard felt is mainly used in furnace construction and this development closes a gap in our product portfolio for high temperature applications.

A new facility for graphite foil production started operations in December.

Further industrial applications for the materials we have developed to store thermal energy in solar energy power plants were initiated in 2008. A newly-begun project is developing and building a high-volume demonstration storage unit based on our expanded graphite plates in combination with phase change materials. This so-called latent heat storage unit will, for the first time, enable the efficient usage of thermal energy that arises as a by-product of an industrial process. Consequently, SGL Group along with other partners will soon be in a position to provide innovative solutions for improving the energy or CO_2 balance for various industries.

Another area of emphasis included development projects for our fast-growing Carbon Fibers & Composites Business Unit. The carbon fiber business is, for instance, supported in this area by continuous improvements in polymer precursor fibers. The highlight in the past year was the start-up of a new production spinning unit at the premises of our joint venture partner European Precursor GmbH in Kelheim, intensively supported by T&I. This achievement enables SGL Group to cover the entire carbon fiber value chain from polymer raw materials to composites.

In conjunction with the Carbon Composites Business Line, we have successfully concluded development of a textile semi-finished product to the point of market launch. Moreover, new resin systems have been developed that form the basis for a variety of product improvements; the fiber composite components for automotive construction have also been further developed.

With the development of a higher quality raw material based on our carbon fibers and suitable for mass production, we are contributing to the further improvement of carbon-ceramic brake discs. In addition an industrial process for continuous siliconization of brake discs has been developed.

We were also able to achieve critical progress in our start-ups in 2008. Since 2006, we have been focusing our fuel cell activities on gas diffusion layer technology. In the past year we were able to expand our position of global leadership by strengthening development partnerships in the USA. In the past we developed a ballistic protection system from extremely lightweight carbon-fiber reinforced silicon carbide (C/SiC), which is now being tested and qualified in a variety of applications. Simultaneously last year, C/SiC was tested and further developed as brake material in some non-automotive areas.

SGL Excellence: New markets

In 2008, we continued to drive forward our company-wide "Innovation Excellence" initiative. An essential component of this initiative is the Six Sigma method in which customer requirements are determined precisely and project effectiveness is considerably enhanced. In 2008, almost all projects were implemented in accordance with these principles. The rigorous evaluation of new ideas with high growth potential significantly contributes to enhancing the Company's value creation process. This results in an optimization of our portfolio of development projects and technology platforms. Using targeted road maps, we identify our customer markets and are in a position to anticipate future technology and market trends and align our activities accordingly.

Alliances and networks

For SGL Group, alliances with partners from science and industry are a strategic lever to achieve its innovation and growth goals. SGL Group plays a driving role in creating and developing application-specific clusters and associations from research and industry, in addition to participating in a close network with leading universities and research institutes.

New milestones were again reached this past year: Prof. Dr. Klaus Drechsler, a leading international scientist in the realm of carbon fiber based composites, was appointed to SGL Group's endowed professorship for carbon composites at the Technical University of Munich. SGL Group is initially sponsoring the endowed professorship over a period of eight years. The tasks of the professorship include coordinating the industrial association "Carbon Composites Southern Region". This association for materials research and applications, development of which has been primarily driven forward by SGL Group since 2007, is intended to integrate companies throughout the lightweight construction industry.

Furthermore, we have successfully promoted the establishment of an industrial association for the development of high-performance ceramics: The "Ceramics Composites" association was established in November and is led by SGL Group.

A platform for sharing experience between leading representatives of science and business was established with "Innovation Panel – Future Forum of SGL Group", which meets quarterly in the T&I Center. A series of lectures "Carbon – Material of the Future" received a huge response at all national universities of importance to our technologies and markets.

Patents

Over the last year, we have systematically implemented our global patent strategy so that our technology and market position is secured as early as possible. We have secured access to fundamental patents by means of various contracts, in addition to 20 mostly international new registrations.

Outlook

The T&I organization will be supported in the implementation of new ideas and concepts with the expansion of the laboratory and pilot production infrastructure around the T&I Center in the coming years.

Through further research and development activities in the existing business divisions, and in particular in ceramic fiber composites, T&I reinforces important growth businesses of the Group and paves the way for new market segments.

T&I is already playing a role in enabling SGL Group to achieve its growth targets. The strategic goals of the operating units and the identification and development of profitable growth potential will continue to constitute the organization's objectives.

ENVIRONMENTAL PROTECTION, OCCUPATIONAL AND PROCESS SAFETY

One of SGL Group's central aims is to improve the safety of the environment, the workplace, products and processes on a continuous and sustained basis. To this end we are developing EHS (Environment, Health & Safety) programs that strive for a balance between ecology and economy and at the same time provide the Company with an lasting competitive advantage.

As a company with a global structure, we have set up an international EHSA (Environment, Health & Safety, Auditing) organization based on uniform reporting which is designed to ensure that company goals are in accordance with local EHS objectives and that their implementation is coordinated with on-site plant and business management.

The EHS standards, applicable company-wide, constitute the basis for assessing the sites; regular tests take place via local audits. In the event of deviations, measures are taken to eliminate them. In this way a new subsidiary is integrated into SGL Group based on a status assessment. This ensures that the organization is geared towards the very best standards, thus attaining a status that generally surpasses national statutory requirements.

A number of projects initiated in the areas of environment, occupational safety and product and process safety ensure continued performance improvement.

Emphases in 2008 included:

- Process risk reduction
- Emission and waste reduction, as well as the efficient utilization of raw materials and energy by select investment in new technologies
- Global recording and analysis of materials data on substances we handle in volumes exceeding one ton per year
- Pre-registration of all substances in our current product portfolio of relevance to the European chemicals directive REACH
- Improving the safety of our employees
- Risk management to enhance process safety

Risk management to enhance process safety

With the development of our risk management system, we have created a reliable set of tools for long-term company management that enables SGL Group to calculate risks and to operate where possible without damages in both the economic and EHS sense. In addition to generally ensuring comprehensive and efficient insurance protection, risk management serves to identify and assess EHS risks related to process, product, environment and employee as early as possible and to take measures to amplify occupational and business safety.

Implementation of qualified prevention and safety measures for risk reduction is assured by plant visits coordinated world-wide, both on the part of our own organization and on the part of our non-life insurer FM Global.

Corporate EHSA monitors and reports the EHSA risk management process to the Board of Management and the Business Units . Regular assessment of the risk situation enables coordinated risk mitigation measures and investment in risk minimization to be continuously undertaken at all sites.

Our central concern is protection against future dangers related to process, product, environment and employee as well as foresighted risk management.

Integrated environmental protection

Ecological sustainability of SGL Group is geared towards constant improvement of equipment and processes for reducing emissions in the air, the water and the soil, for saving raw materials, for minimizing and recycling waste and for efficient energy utilization while complying with increasingly strict legal requirements.

Implementation of the new chemicals directive REACH

SGL Group has developed efficient organizational structures and processes in order to implement the European chemicals directive REACH. An implementation team that reports directly to the Board of Management ensures that legal provisions are being strictly adhered to and that all measures for complete registration of substances are taken within respective deadlines. The extensive data exchange designated by REACH is managed in cooperation with the authorities and industry committees in such a way that the interests of SGL Group are always safeguarded. The requisite business processes and REACH tracking flows are on schedule according to plan and are being integrated seamlessly into existing processes with the help of comprehensive new IT tools.

In order to meet new environmental specifications and statutory requirements in future, SGL Group in 2008 made major precautionary investments in environmental protection facilities for clean air . SGL Group is aware of its responsibilities and plans to develop innovative solutions in future that align economic and ecological objectives.

Employee health and safety

Our programs on occupational and health protection, as well as our continuing education and training measures, result in sustained improvement in the area of occupational safety at SGL Group sites.

Occupational safety statistics 2002 to 2008

Frequency rate, EU and North American locations
Number of accident-related work absences per 200,000 labor hours


2.38
2.15
1.83
1.64
1.35
1.46
2008
1.13

It is our goal to raise employee awareness of risk and danger. All accidents are systematically analyzed and evaluated in the context of accident risk management and preventive measures are developed by a team to avoid such accidents in future.

Our primary goal is to identify and remedy potential dangers and risks for our employees or third parties as early as possible. An important instrument for evaluating occupational safety is our Group-wide uniform audit system. Audits routinely performed by internal and external safety experts ensure that planned measures are reliably implemented and an ongoing occupational safety improvement process initiated. Audit results, the status of accidents and occupational health and safety programs are recorded and assessed by our Corporate EHSA organization, and additional occupational safety projects are initiated that are subsequently conveyed through safety workshops throughout the sites.

BUSINESS OVERVIEW

OVERALL ECONOMIC CONDITIONS

During the course of 2008 global economic growth slowed with increasing speed . In particular, during the second half of the year the downturn accelerated and by the end of the year it had encompassed almost all regions of the global economy at the same time. A key factor was that the decline in US housing prices grew into a banking and finance crisis. A global economic crisis developed in almost all sectors together with a profound crisis of confidence of market participants. In response, governments throughout the world devised economic programs to stabilize the situation and provide the financial sector in particular with massive liquidity in order to prevent the threatened collapse of the system. Banking recapitalization, however, progressed only slowly: Additional write-off requirements resulting from the recession in the real economy met a weakened financial institution equity base and credit became increasingly tight. Liquidity bottlenecks also began to affect large and medium-sized firms more and more towards the end of the year.

While the global economy grew in terms of economic output (real gross domestic product, GDP) by 3.4% compared to the previous year, this rise was considerably smaller than that of 2007 (5.2%) according to the IMF (International Monetary Fund). Particularly in the last few months of the year the decline in economic output sharpened.

International energy and raw materials markets, too, were unable to escape these developments. While the price of oil climbed to an all-time high of USD 147 a barrel (Brent) in July of 2008, it had dropped to USD 40 by the end of the year. This development was comparable to metal prices.

The rapid decline of raw material prices contributed significantly to the drop in consumer prices during the course of the year. Nevertheless, the inflation rate over the year as a whole rose by almost 6% globally according to IMF calculations. Consumer prices, however, have decreased considerably since the summer in industrialized countries – from 4.6% in July to approximately 1.6% in November. The US Federal Reserve lowered the key federal fund rate from 5.25% in September 2007 to 0% in December 2008 in the span of only 16 months. Movements in exchange rates were noticeable as well. The USD appreciated against the Euro from almost 1.60 at the beginning of the year to periodically below 1.30 during the fourth quarter of 2008.

The countries of the European Union were unable to decouple from these global developments. According to information of the Kiel Institute for World Economy (Institut für Weltwirtschaft an der Universität Kiel (ifw)) they evidenced GDP growth of 1.2% in total for 2008, while the Eurozone showed an increase of only 0.9% over the previous year. In Germany GDP growth was around 1.5%.

The US economy grew by 1.3% over the course of 2008. Starting in the third quarter, however, the force of the recession grew. GDP decreased by 0.5% during this period of time. During the fourth quarter the steepest decline in 27 years was experienced: Economic output dropped by 3.8%. Increasingly the crisis impacted the Asian economies as well. In Japan, China and neighboring countries overall economic production has dropped by differing extents since the middle of the year.

INDUSTRY-SPECIFIC CONDITIONS

In the year under review 2008, which started out with great promise, the financial and economic crisis left its mark on many SGL Group customer industries. Trends in the steel, aluminum and other metallurgical industries are of particular relevance to the **Performance Products** (PP) Business Area. According to statistics of the World Steel Association, global steel production fell only slightly – by 1% - from approximately 1.34 billion tons in 2007 to 1.33 billion in 2008. Regionally the picture differs : In North America, the European Union and Germany production declined equally by 5.6% (USA: minus 6.8%), in Asia, however, by only 0.7%. China and India even increased their steel production by 2.6% and 3.7% respectively compared to the previous year. China remains the world's largest steel producer with over 502 million tons, bigger than Japan which produces approximately 118 million tons (Germany: 45.8 million tons; USA: 91.5 million tons). China was able to expand its dominant share to 37.7% of global steel production (previous year: approximately 36%), while the share of the former steel giant USA continued to fall from 7.3% to 6.9%. The proportion accounted for by electric steel production, which is particularly relevant for SGL Group, remained relatively stable across the globe in 2008 at just over 30%. Due to the greater availability of scrap, the share of total steel production accounted for by electric steel production in North America and Europe (27 EU countries) is 60% and 45% respectively. This is significantly higher than the proportion in the still developing Chinese steel industry (approximately 10%).

The second most important industry for the PP Business Unit is the aluminum industry. The aluminum industry is benefiting in particular from the increasing industrialization of Asia and the substitution of traditional materials by aluminum. According to data collected by the International Aluminium Institute, the quantity of aluminum produced rose by 4% over the previous year to approximately 38.8 million tons. SGL Group manufactures cathodes from carbon and graphite for the aluminum manufacturing process, the sales of which correlate closely to the investment and maintenance cycles of aluminum smelters. Continued more than proportionate growth in emerging markets continues to benefit SGL Group's Carbon Electrodes and Furnace Linings Business Lines, which supply, in particular, customers in the metallurgical industries. Industry growth is linked closely to the economies in the emerging markets and the demand in those countries for metallurgical products.

The **Advanced Materials** (AM) Business Area supplies a wide range of industries. The consequences of the global financial and economic crisis have especially affected the automotive industry in the past year. Worldwide car production dropped in 2008 for the first time in years. In Europe 18.6 million cars were manufactured, which corresponds to a decline of 4%. Production figures dropped by 19% in the USA. Automobile production rose by only 1%

in Asia, to date a particularly strong growth market. The chemical industry can look back on a relatively stable year. Global production, not including pharmaceuticals, was a good 2% above 2007 and was barely affected by rising economic stagnation. In the aviation industry the technological trend towards lightweight construction materials, such as those based on carbon fiber, continued unabatedly. Sales in this industry rose to USD 135.3 billion in 2008 after 134.4 billion in the previous year.

World-wide defense expenditure also remained unimpressed by economic developments , at almost USD 1.5 billion. A correction in this segment, if it at all, can be expected only with a time lag, in the event sustained weakness in the economy begins to depress national budgets. The areas of solar and wind energy continue to grow uninterruptedly, since they are in a position to benefit from the gradual disappearance of fossil fuels as well as discussions on climate change. Capacity in the area of wind energy rose by about 29% globally according to statistics of the Global Wind Energy Council (GWEC) – considerably more than in preceding years. The Swiss bank Sarasin anticipates an average global growth rate of 48% by 2012 for the solar power industry.

DEVELOPMENT OF THE SHARE PRICE

A description of the development of our share price, as well as performance indicators and additional information concerning the SGL Carbon SE share price can be found in the chapter on share price development in this annual report.

FINANCIAL PERFORMANCE AND FINANCIAL POSITION

HIGHLIGHTS

- Operating results reach record level of € 305.8 million
- Sales increase of 17% (20% on a currency-adjusted basis) to over €1.6 billion
- Equity ratio increased further to 42.5%
- Net debt of €333 million results in gearing of 0.44
- Investment in property, plant and equipment of €237 million reflects growth strategy
- Acquisition of SGL Rotec supplements the CFC value chain

FINANCIAL PERFORMANCE

FINANCIAL PERFORMANCE – EARNINGS GROWTH CONTINUED

During the course of 2008 we were able to significantly exceed the medium-term targets published in March 2007. During the year under review, the return on sales reached 19.0% (previous year: 18.8%), exceeding our medium-term target corridor of 12 to 16%. The return on capital employed, at 25.4% (prior year: 27.0%) was once again above the medium-term target corridor of 17 to 22%.

At the end of 2008, we recognized the actuarial losses from pension liabilities directly in equity in accordance with IAS 19. Adjustments required from previous years resulted in an increase in operating profit of +€3.9 million for 2007 (PP +€1.7 million; GMS +€1.1 million; CFC +€0.1 million; T&I +€0.1 million; Corporate +€0.9 million).

Key indicators

in € m	2008	2007	Δ
Sales revenue	1,611.5	1,373.0	17.4 %
Gross profit	540.1	479.6	12.6%
Earnings before depreciation and amortization (EBITDA)	360.2	307.7	17.1%
Operating profit (EBIT)	305.8	258.4	18.3%
Return on sales[1]	19.0%	18.8%	-
Return on capital employed (ROCE)[2]	25.4%	27.0%	-
Net profit for the period attributable to the shareholders of the parent company	189.6	133.5	42.0%
Earnings per share (in €)	2.94	2.10	40.0%

in € m	Dec. 31, 2008	Dec. 31, 2007	Δ
Total assets	1,795.9	1,473.6	21.9%
Shareholders' equity	763.3	603.9	26.4%
Net debt	332.6	285.2	16.6%
Gearing[3]	0.44	0.47	-
Equity ratio[4]	42.5%	41.0%	-

[1] EBIT to sales
[2] EBIT to capital employed
[3] Ratio of net debt to shareholders' equity
[4] Ratio of shareholders' equity to total assets

Profit/loss from operations (EBIT)
in €m


-31.3 -8.8 3.3 49.0 246.2
258.4
-35.6 -16.7 4.5 57.6 296.0
305.8
Corporate
T & I
CFC
GMS
PP

SGL Group was able to increase profit from operations (EBIT) to €305.8 million year on year. This rise of 18.3% was slightly above the rate of growth of 17.4% in sales revenue. All Business Units have contributed to this increase. Adjusted for the application of IAS 19 the increase in operating profit reached 20.2%. The rise in centralized research projects as part of our innovation strategy increased the expenses reported under Technology & Innovation (T&I).

The contribution from the acquisition of SGL Rotec GmbH & Co. KG, recorded for the first time in 2008, resulted in a small operating loss due to the write-offs on the purchase price allocation stipulated under IFRS.

Return on sales
in %


29.4
PP
30.7
13.5
GMS
14.0
2.0
CFC
2.0
18.8
SGL Group
19.0
2007
2008

As in the previous year, higher costs were recorded in 2008 especially in the area of raw materials, energy and transport. We were, however, able to more than offset these higher costs by selling price adjustments, better utilization of our global capacities and consistent implementation of our cost reduction program under the Six Sigma based SGL Excellence Initiative.

DEVELOPMENT OF SALES REVENUE – UP 17% OVER THE PREVIOUS YEAR

SGL Group's growth continued in 2008. All Business Units have contributed to this increase. The impact of the financial and economic crisis was minor at the end of the fiscal year. SGL Group thus managed to hold its ground despite the downturn in the market environment and was able to exceed the original sales growth target of +10 to 15%.

Consolidated sales revenue rose from €1,373.0 million in 2007 to €1,611.5 million in 2008 – a 17% increase (currency-adjusted: 20%). Volume growth including acquisitions contributed eight percentage points to the growth, while price increases accounted for twelve percentage points. Currency translation effects had a 3% negative impact on consolidated sales revenue.

Sales revenue 2004 to 2008
in €m


944.0
1,068.8
1,190.8
1,373.0
2008
1,611.5

A review of the last five years shows that we were able to raise consolidated sales revenue from €944 million in 2004, by almost 71%, to €1,611 million in 2008.

The increase in sales revenues from the first-time inclusion of SGL Rotec GmbH & Co. KG was €19.1 million in 2008.

Sales revenue by Business Unit
in €m


836.2
364.3
163.4
9.1
1,373.0
965.6
411.9
228.5
5.5
1,611.5
PP
GMS
CFC
Other

In 2008 the Performance Products (PP) Business Unit benefited from a strong steel economy into the third quarter, as well as demand growth that stayed positive throughout the year in the aluminum and silicon industries. The Business Unit was able to increase sales revenue by 15% (currency-adjusted: 18%). An overview of all Business Lines shows a low negative volume effect of 1% and a positive price effect of 19%.

Sales revenue in the Graphite Materials & Systems (GMS) Business Unit rose by 13% (currency-adjusted: 15%). Primarily the two Business Lines of Graphite Specialties and Process Technology have contributed to this sales growth, while in Expanded Graphite sales declined slightly due to weak US automotive demand. A high level of demand was recorded from the solar power, LED, lithium-ion battery and chemical industries. Demand fell in the automotive industry in particular.

The Carbon Fibers & Composites (CFC) Business Unit recorded the highest level of growth in sales revenue at 40% (currency-adjusted: 43%). This rise resulted primarily from continued high demand and increased sales volumes for Composite Materials and Composite Components, as well as the initial consolidation of SGL Rotec GmbH & Co. KG in 2008. Due to higher captive use of our carbon fibers, third party sales in this Business Line decreased slightly. Falling demand in the automotive industry especially affected the carbon ceramic brake disc business in the final quarter of the year.

Share of sales revenue by Business Unit
in %


61
27
12
2007
60
26
14
2008
PP
GMS
CFC

Compared with the previous year, there has been a slight shift in the shares of sales revenues of the Business Units due to the strong growth in sales revenue in CFC.

ORDER SITUATION

The IMF is forecasting a decline in growth rates for 2009 in Asia, Eastern Europe and Latin America as well as receding economic output in North America, Europe and Japan. This economic downturn, which began towards the end of the year under review, is influencing the order patterns in our customer industries.

In the Performance Products Business Unit, the sharp slowdown in steel production and inventory reduction is having a negative impact on current order levels for graphite electrodes. The economic slump has led to a drop in incoming orders compared to previous years. In cathodes for the aluminum industry we have predominantly multi-year supply contracts . In individual cases projects planned for 2009 were postponed. Despite the decline in order levels our manufacturing capacity is well utilized for 2009. This applies equally to our furnace lining and carbon electrode business. In terms of value of the order backlog, overall levels are about a quarter less than the record levels of the previous year.

In the Graphite Materials & Systems Business Unit we continue to show high demand from the solar power industry, although demand in the semiconductor and lithium-ion battery industry is weakening. In the Process Technology Business Line incoming orders and capacity utilization continue to develop positively. We noted a reduction of demand for graphite foils for the North American automotive industry brought about by economic conditions. On the whole, order levels at the end of the year are moderately above those of the previous year.

The situation in the Carbon Fibers & Composites Business Unit varied depending on the Business Line. While the demand for Composite Materials and Composite Components including the component business for the aviation industry and the newly acquired business of rotor blades for wind energy has not yet evidenced a significant, economy-related drop, customer orders have clearly declined in brake discs and in third-party the carbon fiber business. On the whole, the order levels at the end of the year were below the level at the end of the previous year.

Income statement

in €m	2008	2007	Δ
Sales revenue	1,611.5	1,373.0	17.4%
Operating profit (EBIT)	305.8	258.4	18.3%
Net financing costs	-47.1	-65.4	28.0%
Profit/loss before tax	258.7	193.0	34.0%
Income taxes	-68.3	-59.2	-15.4%
Net profit for the year	190.4	133.8	42.3%
Earnings per share (in €)	2.94	2.10	40.0%

Profit from operations increased by 18.3% to €305.8 million (previous year: €258.4 million). Net financing costs improved by €18.3 million to €47.1 million (previous year: €65.4 million). Profit before tax rose to €258.7 million, a rise of 34.0%. Tax expense of €68.3 million in 2008 (previous year: €58.9 million) reflects a tax rate of 26.4% (previous year: 30.7%). Consolidated net profit for the year and net profit attributable to the shareholders have improved disproportionately by over 42% compared to the previous year. Earnings per share rose from €2.10 per share in 2007 to €2.94 per share in 2008.

The decision to use certain accounting methods and valuation options, and the use of accounting discretion where permitted, did not have any material impact on the presentation of the financial performance of the Group compared with the previous year.

KEY DEVELOPMENTS IN THE INCOME STATEMENT

Cost of sales – burdened by the continued increase in raw materials and energy prices

Cost of sales rose by 20% from €893.4 million in 2007 to €1,071.4 million in 2008, and thus more strongly than sales revenues. The main reason for this are disproportionately higher raw materials and energy costs, which . increased approximately 25-30% over the previous year. Personnel costs (excluding acquisitions) rose by 8% or €27.4 million, which, in addition to adjustments in exempt and non-exempt salaries and wages, is the result of growth-related personnel expansion of around 475 employees at German sites (GMS and CFC), in Inverness, Scotland (CFC), in Gardena, USA (CFC) and the sites in Asia (GMS). Due to investment projects that have already been completed, depreciation on property, plant and equipment and amortization of intangible assets climbed €5.1 million or 10% over the previous year. We countered the rise in costs with further measures for manufacturing and site optimization, as well as with our SGL Excellence Initiative. The shift of our carbon electrode production from Italy to Poland and the capacity expansion for cathode manufacturing in Poland were, for instance, concluded in 2008. Furthermore, energy efficiency was considerably enhanced through selective investments at various sites.

Reconciliation of operating profit

in €m	2008	2007	Δ
Sales revenue	**1,611.5**	**1,373.0**	**17.4%**
Costs of sales	-1,071.4	-893.4	-19.9%
Gross profit	**540.1**	**479.6**	**12.6%**
Selling expenses	-162.4	-144.0	-12.8%
Research and development costs	-36.2	-30.3	-19.5%
General and administrative expenses	-67.5	-57.7	-17.0%
Other operating income and expenses	31.8	10.8	194.4%
Operating profit (EBIT)	**305.8**	**258.4**	**18.3%**

Selling expenses – disproportionately low increase
Selling expenses rose by 12.8% or €18.4 million to €162.4 million in 2008 (previous year: €144.0 million). In addition to volume increases – particularly in the case of GMS and CFC – higher transport costs were also recorded in comparison to the previous year. Substantial reduction in freight rates towards the end of 2008 could not completely offset the rise in costs over the fiscal year.

Research costs – consequences of the innovation strategy
Ongoing expansion of activities related to our innovation initiatives for the development of new products, applications and processes was reflected in increased research and development costs of €36.2 million (previous year: €30.3 million).

General and administrative expenses – increases incurred by acquisitions and Malaysia expansion
General and administrative expenses grew by 17%, from €57.7 million in 2007 to €67.5 million in 2008. Non capitalized expenses in connection with our investment in a new manufacturing plant in Banting, Malaysia, rose by €2.3 million over the previous year to €3.0 million. This includes personnel and property costs incurred in 2008, including the appointment of new employees, who as part of the qualification procedure are being prepared for the impending start of production. Full year inclusion of acquisitions made in 2007 (SGL epo, SGL Kümpers, Schnabel, as well as SGL Rotec, acquired in 2008, have driven up general and administrative expenses by a total of €3.8 million over the previous year.

Other operating income and other operating expense – income rise due to exchange gains
The net balance of other operating income and other operating expense in 2008 showed income of €31.8 million (previous year: income of €10.8 million). Exchange gains rose by €9.8 million from the previous year to €15.5 million. In addition gains from the sale of property, plant and equipment items of €4.3 million were up from the previous year. The elimination of restructuring costs (focused on Italy in 2007) contributed positively in the amount of €4.4 million.

Net financing costs

in € m	2008	2007	Δ
Income/expense from equity-accounted investments	**0.4**	1.3	–
Interest income	7.4	6.7	10.4%
Interest expense	-19.7	-22.3	11.7%
Interest cost component on convertible bond (non-cash)	-7.5	-4.5	–
Interest expense on pensions	-14.8	-13.9	-6.5%
Interest expense, net	**-34.6**	**-34.0**	**-1.8%**
Refinancing costs (non-cash)	-1.7	-1.7	–
Currency effects on Group loans (non-cash)	-12.5	0.7	–
Write-off of accrued refinancing costs from 2004	–	-10.7	–
Write-off of accrued refinancing costs due to early repayment costs for the high-yield bond (cash)	–	-20.1	–
Other	1.3	-0.9	–
Other financing costs	**-12.9**	**-32.7**	–
Net financing costs	**-47.1**	**-65.4**	**28.0%**

Net financing costs declined by €18.3 million to €47.1 million (previous year: €65.4 million including one-time charges from the Group's new financing undertaken in 2007 in the amount of €30.8 million). At the end of 2008, negative non-cash effects of currency gains and losses on Group loans and corresponding derivatives was €12.5 million (previous year: €0.7 million) due to turbulence in the financial markets. After adjustment for these effects, net financing costs in 2008 were €34.6 million after €35.3 million in 2007.

Interest income rose slightly to €7.4 million in 2008 from €6.7 million in 2007. Cash interest expense decreased from the previous year by €2.6 million to €19.7 million. The average interest rate in 2008 was 3.4% p.a. (previous year: 5.1% p.a.). Non-cash expense from the imputed interest cost on the convertible bond rose from €4.5 million in 2007 to €7.5 million in 2008 based on the calculation for the whole year. In 2008 this expense was calculated based on twelve months, while the calculation in 2007 was undertaken only for seven months after the new financing was concluded. The total amount of this non-cash imputed interest component equals to the hidden premium recognized in equity in the accounting treatment of the convertible bond and, over the maturity of the bond, increases the interest expense recognized from the cash coupon of 0.75% to a total of 5.8%. The interest portion of the additions to provisions for pensions and other employee benefits was slightly above the figure for the previous year at €14.8 million (previous year: €13.9 million).

Other financing costs of €12.9 million in 2008 (previous year: other financing costs of €32.7 million) primarily include, in addition to the non-cash expense for amortization of the refinancing costs from 2007, the effects of mark-to-market valuations of interest rate hedges. The exchange effects from the financing of the subsidiaries are presented separately for the first time in the year under review. In 2008 a non-cash expense of €12.5 million arose in this respect versus income of €0.7 million in the previous year. In 2007, €20.1 million of early repayment costs incurred in redeeming the high-yield bond from 2004 and €10.7 million in amortization expense on refinancing costs still accrued from 2004 were recorded as expense.

Group tax rate reduced to 26%

The income tax expense of €68.3 million during the year under review (previous year: €59.2 million) reflects a tax rate of 26.4% (previous year: 30.7%). In 2008, cash tax payments amounted to €42.3 million (previous year: €31.2 million). The cash tax rate at 16.4% was significantly below the Group tax rate as in the previous year, which is essentially the result of the utilization of our tax losses carried forward in the USA and Germany.

Consolidated net profit for the year rises disproportionately

We were able to increase net profit for the year (before minority interest) by 42% or €56.6 million in the reporting period to €190.4 million (previous year: €133.8 million). After deducting minority interests, net profit for the year attributable to the shareholders of the parent company was €189.6 million, an increase of 42% (previous year: €133.5 million).

Based on an average number of shares of 64.4 million, basic earnings per share rose 40% to €2.94 (previous year: €2.10). In calculating diluted earnings per share the shares that are to be issued under the convertible bond as well as under the stock option and stock appreciation rights plan are also to be taken into account. As a result, the average number of shares rose to 70.6 million, and diluted earnings per share amounts to €2.78 (previous year: €2.05).

Financial performance

in €m	2008	2007	2006	2005	2004
Sales revenue	1,611.5	1,373.0	1,190.8	1,068.8	944.0
Profit from operations[1, 2]	305.8	258.4	175.4	116.0	62.2
as% of sales revenue	19.0%	18.8%	14.7%	10.9%	6.6%
Net income/loss for the year[1, 3]	189.6	133.5	44.0	30.2	-2.7
as% of sales revenue	11.8%	9.7%	3.7%	2.8%	-0.3%
Basic earnings per share in €	2.94	2.10	0.71	0.54	-1.62

[1] until 2004 without discontinued operations and basis of consolidation adjusted
[2] before antitrust proceedings expenses
[3] after minority interests

SGL CARBON SE NET PROFIT FOR THE YEAR

Based on its single-entity annual financial statements prepared in accordance with the German Commercial Code (HGB), SGL Carbon SE, as the parent company in SGL Group, generated a net profit for the year of €108.3 million in 2008 (2007: €45.6 million). A distributable profit of €36.6 million was brought forward from prior years.

After the transfer of €54.2 million from the net profit for the year under review to other revenue reserves, the total distributable profit for 2008 was €90.8 million (including the distributable profit €36.6 million brought forward). The Board of Management and the Supervisory Board propose to the Annual General Meeting that half of the total distributable profit of €90.8 million be transferred to other revenue reserves and the other half be carried forward (€45.4 million respectively).

BUSINESS UNIT PERFORMANCE

PERFORMANCE PRODUCTS (PP)

in €m	2008	2007	Δ
Sales revenue	965.6	836.2	15.5%
EBITDA	323.1	271.0	19.2%
Operating profit (EBIT)	296.0	246.2	20.2%
Return on sales	30.7%	29.4%	-
Capital expenditure on property, plant and equipment and intangible assets	111.2	69.0	61.2%
Depreciation, amortization and impairment losses	27.1	24.8	9.3%
Number of employees (at year-end)	2,243	2,213	1.4%

The core product of the Performance Products (PP) Business Unit consists of graphite electrodes used in electric arc furnaces in which scrap is recycled to produce steel. Products that are becoming increasingly important for PP are high-quality cathodes used in the production of aluminum. In contrast to electrodes,which are consumed in a matter of hours, cathodes are capital goods used in aluminum electrolysis over several years. The PP Business Unit also manufactures carbon electrodes for use in other metallurgical smelting applications (e.g. silicon, phosphorus). Furnace linings for pig iron production complete the PP portfolio. This Business Unit has a global production network at its disposal with seven production sites in Europe, three in North America and two in Asia. With the state of the art carbon and graphite plant currently under construction in Malaysia the Business Unit will benefit from a fully integrated graphite electrode and cathode plant in the high-growth Asian market starting in 2011. The first production module of the multistage graphite electrode facility went into operation already in the beginning of 2009.

In 2008, sales revenue in the PP Business Unit rose by 15% (currency-adjusted: 18%) to €965.6 million (previous year: €836.2 million). Volume and price effects improved sales revenue by 13% over the previous year. Capacity utilization was at a very high level throughout all Business Lines as it has been in previous years.

Production cutbacks initiated by many steel producers last year began to be noticeable in our graphite electrode business towards the end of the year under review. Graphite electrode delivery volumes for 2008 as a whole were slightly below the previous year's level. We were able to achieve significant price increases for our products both in the Euro and USD zones in 2008. The global supply situation for high-quality graphite electrodes continues to be limited due to the scarcity of the important raw material, needle coke. Supplies of needle coke to PP are, however, secured through supply contracts.

Growth in our cathode business was particularly encouraging. Unit sales of cathodes – particularly high-quality graphitized cathodes - were significantly up over the previous year, driven by rising demand for aluminum. In September of 2008 we completed expansion of our production capacities for graphitized cathodes in Nowy Sacz in Poland and are at present the largest cathode producer in the world with a total cathode capacity of approximately 60,000 tons per year. Furthermore, SGL Group is the only independent cathode manufacturer offering a complete product range – from amorphous through graphitic to impregnated graphitized cathodes.

Both carbon electrodes and furnace linings recorded a rise in unit sales, benefiting from rising demand in metallurgical applications, as well as from growth in the primary steel industry that continued throughout the third quarter.

EBIT of the PP Business Unit climbed by 20% to €296.0 million in 2008, up from €246.2 million in 2007. As a result, return on sales rose from 29% in 2007 to 31% in the year under review. This rise in income is the result not only of price increases and rising sales volumes in cathodes , but also of further reduction of costs of approximately €14 million under our SGL Excellence Initiative.

The new production facilities in Malaysia with the lowest cost structure and state of the art technology will secure our competitiveness over the long term. The expansion of the cathodes business will generate a better balance in PP's portfolio and further reduce the impact of cyclical fluctuations in individual industries. We will, for instance, be able to partially offset any potential cyclical downturn in demand for graphite electrodes with strong growth in our cathodes business.

Sales revenue by Business Line in 2008 (PP)
in %


75%
Graphite and carbon electrodes
25%
Cathodes and furnace linings

Sales revenue by customer industry in 2008 (PP)
in %


75%
Steel
25%
Other metallurgical applications

GRAPHITE MATERIALS & SYSTEMS (GMS)

in €m	2008	2007	Δ
Sales revenue	411.9	364.3	13.1%
EBITDA	72.8	63.1	15.4%
Operating profit (EBIT)	57.6	49.0	17.6%
Return on sales	14.0%	13.5%	-
Capital expenditure on property, plant and equipment and intangible assets	25.4	21.1	20.4%
Depreciation, amortization and impairment losses	15.2	14.1	7.8%
Number of employees (at year-end)	2,683	2,469	8.7%

The Graphite Materials & Systems (GMS) Business Unit comprises a broad range of customized products based on graphite. Sales revenue in the Graphite Specialties Business Line is generated first and foremost from customers in the energy, semiconductor, and automotive industries and in the areas of metallurgy and high-temperature applications. The emphasis is on finished products with a high value-added content. Graphite components are manufactured, purified, coated or finished in some other way in accordance with specified customers requirements . These components are used, for example, in heating elements for monocrystal production in the semiconductor and solar power industries. The business unit is also increasingly developing products to support efficient power generation and energy storage. In addition, solutions are being offered for the automotive and other manufacturing industries in the form of bearing and pump components, as well as graphite-based seals.

The Process Technology Business Line primarily manufactures graphite heat exchangers, columns, pumps and systems for the chemical and environmental industries.

The Expanded Graphite Business Line produces graphite foil for high-tech applications. These so-called 'expanded graphites' based on natural graphite are utilized in a large number of industries such as heating and air-conditioning equipment, chemicals and automotive.

Sales revenue in GMS rose by 13% (currency-adjusted: 15%) to €411.9 million in the year under review from €364.3 million in the previous year. The main contributors to this growth in sales revenue were Graphite Specialties and Process Technology, with a high level of demand coming specifically from the chemicals, solar power and lithium-ion battery industries.

The strategic direction of the GMS Business Unit was extended to Asia in the year under review. For instance, together with our Chinese partner, the Graphite Specialties Business Line has a greater capacity for isostatic graphite at its disposal since the beginning of 2008 in order to better meet the high requirements of the Chinese market. Significant investment in our Shanghai site for processing and finishing of semi-finished goods allows us the opportunity to support our customers in the semiconductor and solar power industries and to satisfy high quality demands. We have expanded our technological head start in the Asian market by commissioning a new purification plant for high-quality graphite components.

Active project business and a material base strengthened by components lined with PTFE (polytetrafluoroethylene) as a result of the integration with Dr. Schnabel GmbH support strong sales growth in the Process Technology Business Line.

In the area of expanded natural graphite, SGL Group has strengthened its leading role in the environmental protection segment with the development of new premium sealing brands for compliance with the significantly more strict "TA Luft" (Technical Instruction on Air Pollution Control) requirements. At the same time , increases of 10% in Asia and especially 25% in China were noted in the context of the global growth strategy. In addition to the sealing industry, a foundation was laid for building climate control and protection against electromagnetic interference (EMI) together with our partner, the company Rigips - St. Goban, by launching the Climafit and Protekto (modified dry mortarless construction plasterboard) products.

EBIT in the GMS Business Unit rose by 18% from €49.0 million in 2007 to €57.6 million in 2008 due to positive volume developments, high capacity utilization and savings of approximately €6 million. Return on sales was approximately at the previous year's level at 14%.

We are creating the basis for further growth with the expansion of our capacities for isostatic graphite, ongoing optimization of our global production infrastructure and the development of innovative products.

Sales revenue by Business Line in 2008 (GMS)
in %


23%
Process Technology
9%
Expanded Graphite
68%
Graphite Specialties

Sales revenue by customer industry in 2008 (GMS)
in %


30%
Chemicals
7%
Automotive and transport
25%
Other industrial applications
16%
Energy
3%
Hightemperature applications
5%
Tool manufacturing
7%
Metallurgical applications
7%
Semiconductors

CARBON FIBERS & COMPOSITES (CFC)

in € m	2008	2007	Δ
Sales revenue	228.5	163.4	39.8%
EBITDA	14.8	12.4	19.4%
Operating profit (EBIT)	4.5	3.3	36.4%
Return on sales	2.0%	2.0%	–
Capital expenditure on property, plant and equipment and intangible assets	89.6	29.7	201.7%
Depreciation, amortization and impairment losses	10.3	9.1	13.2%
Number of employees (at year-end)	1,515	1,125	34.7%

The Carbon Fibers & Composites (CFC) Business Unit covers the entire value chain from carbon fibers and composite materials to finished components. The carbon fibers and carbon fiber composites produced by CFC are increasingly in demand as substitutions for traditional materials because of their unique properties, such as the combination of low weight and high stiffness. SGL Group is benefiting primarily from surging demand in the aerospace industry and from alternative energy suppliers such as wind energy.

In 2008, we again took a number of strategic steps to provide the basis for further growth in the CFC Business Unit. The construction of a third major production line for carbon fibers at our Inverness plant in Scotland increased our carbon fiber capacity at this location to around 4,000 tons by the end of 2008. We have also moved forward with the expansion of carbon fiber capacity at our Wyoming, USA, site. In September of 2008 we acquired 51% of Abeking & Rasmussen Rotec GmbH & Co. KG (SGL Rotec), a leading independent rotor blade manufacturer for wind energy equipment. The goal is to position SGL Rotec as one of the leading manufacturers with 'best-in-class' production of rotor blades.

Sales revenue in CFC rose by 40% (currency-adjusted: 43%) from €163.4 million in the previous year to €228.5 million in 2008. Strong sales growth is attributable primarily to higher composite materials and composite components sales volumes in connection with consolidation of SGL Kümpers GmbH & Co. KG (SGL Kümpers) and SLG epo GmbH (SGL epo) during fiscal 2007 and the consolidation of SGL Rotec in 2008. In our Brake Discs Business Line receding demand from the automotive business impacted the final quarter of the year.

EBIT in the CFC Business Unit improved from €3.3 million in the previous year to €4.5 million in 2008. This equates to a return on sales of 2%. The Business Unit's EBIT was burdened in particular by the IFRS-related depreciation from purchase price allocation on the purchase of the 51% share of SGL Rotec and integration costs in connection with SGL Kümpers and SGL epo. Savings from the SGL Excellence Initiative in the amount of approximately €8 million were able to compensate only in part for these costs.

The acquisitions and joint ventures undertaken in the areas of Composite Materials and Composite Components in the past two years have lastingly reinforced our market position. In conjunction with past and ongoing investments, in particular in the carbon fiber area and in automation technology at HITCO, our composite specialist for the aviation and defense industry, we have laid the foundation for continued growth.

Sales revenue by Business Line in 2008 (CFC)
in %


15%
Carbon Fibers
16%
Brake Discs
9%
Composite Components
42%
Composite Materials
18%
Aerospace Structures

Sales revenue by customer industry in 2008 (CFC)
in %


23%
Other industrial applications
23%
Energy
32%
Aerospace/defense
22%
Automotive

CENTRAL T&I COSTS AND CORPORATE COSTS

in € m	2008	2007	Δ
Other sales revenue	5.5	9.1	-39.6%
Central T&I costs	-16.7	-8.8	-
Corporate costs	-35.6	-31.3	-13.7%

Central T&I costs amounted to €16.7 million and were therefore significantly higher than in the previous year (2007:€8.8 million). This planned increase is due above all to a series of new projects such as innovation initiatives for cathodes, furnace linings and graphite electrodes, new business ideas in the energy sector (batteries, nuclear), as well as developments in the PAN precursor and carbon fiber / composites area. Alliances with partners in science and industry were expanded considerably in 2008. Total research and development expenses rose to €36.2 million in 2008 (previous year: €30.3 million) and reflect our innovation initiatives in developing new products and applications.

Corporate costs rose from €31.3 million in 2007 to €35.6 million in the year under review. This is equivalent to a 13.7% rise. The increase resulted from a higher valuation of the share-based management incentive programs, higher allocations to pension liabilities calculated on an actuarial basis at the end of the year, additional project costs and the gradual expansion of our central service units. The number of employees in the management holding company and the allocated central service areas rose by the end of the year under review to 59 (December 31, 2007: 55).

On June 26, 2008, SGL Group submitted the required application for deregistration with the US stock exchange supervisory body, the SEC. Deregistration went into effect 90 days after submission, since the SEC did not raise any objections during this period of time. This was the last step in the process of deregistering from the New York Stock Exchange (NYSE), which had started in 2007. SGL Group's reporting obligations under US securities exchange laws ended immediately with the filing of the application.

FINANCIAL POSITION

PRINCIPLES AND TARGETS OF FINANCIAL MANAGEMENT

The uppermost target of our financial management is to maintain SGL Group's financing strength and to ensure continuous solvency. We consider our internal financing, which has contributed significantly to the financing of our business growth these past years, to be extremely important.

In order to safeguard financial stability and minimize risk we strive for a balanced financing structure that encompasses a series of financing elements. In choosing financing instruments we primarily take into account market capacities, the existing maturity profile, lending restrictions and flexibility, and investor diversity. In addition we endeavor to optimize the cost of financing.

Principally, SGL Group's financial management is conducted centrally in order to minimize financing costs, utilize economies of scale, hedge interest rate and currency risks to the extent possible and comply with lending provisions. The activities of the Group's financial management cover cash and liquidity management, group financing, external financing activities, customer credit management and the management of interest rate and currency risks.

Group Treasury, the centralized function in the Group holding company, SGL Carbon SE, governes world-wide financial management activities and is supported in its activities by regional financial centers in Charlotte, USA, and Shanghai, China, as well as by local financial staff in the subsidiaries.

Our successful financial management in the past fiscal year has contributed to the fact that both rating agencies, Moody's and Standard & Poor's, have confirmed that SGL Group's credit standing remains stable with a rating of Ba2 and BB respectively.

LIQUIDITY MANAGEMENT

Group Treasury controls the financing and ensures the liquidity of the Group. Major sources of liquidity during the year under review were cash inflows from operations and raising medium-term bank liabilities for our investment in Malaysia.

Operational liquidity management is globally coordinated and controlled centrally by Group Treasury in cooperation with the subsidiaries. The major share of funds is concentrated in a cash pool and is utilized to balance liquidity internally among the Group's companies. As part of a multi-year initiative to standardize treasury processes we instituted a central in-house cash center during the year under review, in which payment transactions are automatically processed and the global liquidity status can be determined on a daily basis.

In addition to financial planning, which generally covers a period of five years, liquidity planning is undertaken for short intervals of one day to one year. By combining financial and liquidity planning, and by using available liquidity and lines of credit, SGL Group ensures that it has adequate liquidity reserves at all times. The reserve allows SGL Group to respond flexibly to cash flow fluctuations during the year and to meet its payment obligations on time.

GROUP FINANCING

Group financing is geared to the strategic business plans of the operating business units and is reviewed annually based on new plans. In line with the goals of financial management SGL Group has financing options on equity and debt markets, as well as from banks.

The key sources of external borrowing of SGL Group are currently a convertible bond of €200 million, a €200 million corporate bond and a syndicated loan of €200 million, which remained undrawn as at the balance sheet date,.

Financing requirements for fiscal 2009 will be covered by committed credit lines and the existing liquidity reserve. Furthermore, SGL Group uses selective off-balance sheet financing instruments, such as receivables sales and operating leases. The use of factoring assists the efficient financing of liquidity fluctuations during the year, in particular for joint venture companies. We particularly finance real estate, EDP equipment and vehicles with operating leases. Further details can be found in the notes to the Consolidated Financial Statements under note 23.

MARKET PRICE RISKS

In order to limit finance-related market price risks, particularly currency and interest rate risks, SGL Group utilizes both primary and derivative financial instruments.

In the context of foreign-exchange management, SGL Group concentrates on the hedging of transaction risk from future cash flows. The main currency risks in SGL Group arise from changes in the value of the US dollar, Japanese yen and Polish zloty against the Euro, as well as from changes in exchange rates for the Canadian dollar and pound sterling against the US dollar. The primary hedging instruments used by the Group are currency forwards and options. As far as interest-rate management is concerned, SGL Group opportunistically uses interest-rate swaps and options as hedging instruments in order to optimize financing costs.

The conditions, competences and controls required for the use of derivatives are set out in internal guidelines. Further details on hedging instruments and the effects of hedging can be found in the notes to the Consolidated Financial Statements under note 25.

FINANCING ANALYSIS

The financing structure includes a corporate bond of €200 million (coupon: 3 month EURIBOR plus 1.25%, due in 2015), a convertible bond of €200 million (coupon 0.75%, due in 2013), as well as a syndicated loan of €200 million (due in 2012), which to date remains undrawn. From the current perspective, therefore, there are no refinancing requirements for SGL Group until 2012. In addition to these Euro financial resources, local credit lines have been set up in US dollars, as well as in local currency, to finance the project in Malaysia. Unused credit facilities amounting to approximately €243.1 million as of December 31, 2008 (December 31, 2007: € 216.6 million) were available to SGL Group to cover working capital and investments.

Cash and cash equivalents decreased slightly by €6.9 million to €123.1 million as at December 31, 2008 (December 31, 2007: €130.0 million), of which the major portion is invested via the cash pool or the in-house bank in SGL Carbon SE bank accounts.

This framework of cash and cash equivalents and credit lines provides SGL Group with adequate financial scope to ensure the Group's financial flexibility in the medium term as well.

With an equity ratio of 42.5%, gearing (ratio of net debt to shareholders' equity) of 0.44, and cash and cash equivalents of €123 million, as at December 31, 2008, preconditions remain good to continue the embarked growth course and our investments despite the financial crisis. We continue to maintain a strategic target of around 0.5 for our gearing.

Equity ratio
in %


2007
41.0
2008
42.5

Free cash flow negative due to growth-related projects

The growth strategy of SGL Group was continued during 2008 through further increases in maintenance and expansion investments, as well as with the strategic acquisition of SGL Rotec to supplement our value chain in the CFC Business Unit. In contrast to the balanced free cash flow of the previous year, we generated a free cash flow of -€35.9 million in 2008 (previous year: -€0.9 million).

in €m	2008	2007
Net cash provided by operating activities	218.6	171.9
Net cash used in investing activities	-254.5	-172.8
Free cash flow*	**-35.9**	**-0.9**
Cash provided by financing activities	28.9	51.8
Payments in connection with antitrust proceedings	–	-22.5
Effect of foreign exchange rate changes	0.1	-1.4
Cash and cash equivalents as at December 31	**123.1**	**130.0**

* Net cash provided by operating activities before antitrust payments less net cash used in investing activities

Net cash provided by operating activities

Net cash provided by operating activities was further increased by €46.7 million and attained €218.6 million in total (previous year: €171.9 million before antitrust payments). An even greater rise was countered by growth-related increases in working capital, as well as higher tax payments.

Net cash used in investing activities

Cash used in investing activities rose to €254.5 million, an increase of €81.7 million over the previous year. Capital expenditure on property, plant and equipment and on intangible assets rose significantly by €109.0 million to a total figure of €239.5 million (previous year: € 130.5 million). Continuing expansion of the Malaysia site and investment in the expansion of carbon fiber sites were mainly responsible for this development. The payments for acquisitions and financial investments fell in 2008, amounting to €19.6 million (previous year: €42.4 million).

Cash provided by financing activities

In the year under review cash provided by financing activities amounted to €28.9 million (previous year: €51.8 million). These cash inflows result mainly from the utilization of our additional local credit lines for setting up the new production site in Malaysia. The net drawdown of financial debt of €80.9 million in fiscal 2007 was partially offset by payments of €12.2 million for refinancing costs and €20.1 million for early repayment costs for the high-yield bond.

Contractual payment obligations

The most significant contractual payment obligations comprise the repayment of debt, purchasing obligations, and obligations under operating leases. The total nominal amount of debt repayment obligations is €455.7 million. The corporate bond of €200 million is due in 2015. The convertible bonds, which also have a total nominal value of €200 million, are due for repayment in 2013 in cash unless holders exercise the conversion rights before maturity, in which case up to 5,476,451 new bearer shares will be created. Credit lines taken up locally in Malaysia are to be repaid in installments.

As at December 31, 2008, trade payables, derivative financial instruments, finance leases and other financial liabilities amounted to a total of €259.9 million (December 31, 2007: €168.2 million). Of this total, liabilities of €48.3 million had a remaining term of over a year (31.12.2007: €12.4 million). Income tax liabilities and other liabilities amounted to an additional €42.3 million at the end of 2008 (December 31, 2007: €42.0 million) and are almost without exception short-term in nature. Further details can be found in the notes to the Consolidated Financial Statements under note 21.

Capital expenditure, depreciation/amortization and impairment

In the year under review, capital expenditure on property, plant and equipment and intangible assets amounted to €237.0 million, around €187.6 million more than the expense for depreciation, amortization and impairment losses. Approximately €2.5 million was spent on intangible assets during the year under review. This related to internally developed and purchased software, as well as capitalized development costs. The Business Unit breakdown of capital expenditure on property, plant and equipment and intangible assets was as follows: 46% in PP, 11% in GMS, 37% in CFC, and 6% on central projects.

In 2008 SGL Group acquired a majority of shares in SGL Rotec. This acquisition increased Group property, plant and equipment and intangible assets by €42.4 million. Individual components are subsequently itemized.

We continued to pursue our 2007 investment focus in 2008. In the PP Business Unit this involves the construction of production facilities in Banting, Malaysia and capacity expansion at our two Polish sites (Nowy Sacz and Ratibor) primarily for cathode manufacturing , as well as maintenance and expansion investment in Lachute, Canada. In the GMS Business Unit the expansion of our Asian sites (Shanghai and Shanxi, China) was increasingly pushed forward. Continued high demand for graphite specialties prompted us to undertake selective capital expenditures to support the expansion of capacity at existing facilities in Poland, the USA and Germany, where we produce isostatic graphite and graphite for lithium-ion batteries. The CFC Business Unit continued to advance the expansion of fiber capacity in Inverness, Scotland, and Evanston, USA, as well as investment in automation technology at HITCO in Gardena, USA, our composite specialist for the aviation and defense industries.

Property, plant and equipment and intangible assets

in €m	Dec. 31, 2008	Additions (acquisitions)	Additions (operational)	Depreciation/ amortization/ impairment	Currency effects/Other	Dec. 31, 2007
Intangible assets	48.5	24.9	2.5	-5.0	2.9	23.2
Goodwill	95.6	3.0	0.0	0.0	-3.5	96.1
Property, plant and equipment	632.7	14.5	237.0	-49.4	-18.9	449.5
Total	776.8	42.4	239.5	-54.4	-19.5	568.8

ASSETS, EQUITY AND LIABILITIES

Development of net assets

in € m	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Total assets	1,795.9	1,473.6	1,229.8	1,150.3	1,273.4
Shareholders' equity	763.3	603.9	398.2	248.6	227.5
Equity ratio	42.5%	41.0%	32.4%	21.6%	17.9%
Net current assets[1]	578.0	485.1	427.4	386.3	346.5
Capital employed[2]	1,354.8	1,053.9	860.1	818.9	784.4
Return on capital employed[3]	25.4%	27.0%	20.9%	14.5%	7.4%
Net debt	332.6	285.2	229.1	264.7	321.6
Gearing[4]	0.44	0.47	0.58	1.06	1.41

[1] Net current assets: Inventories plus trade receivables minus trade payables.
[2] Capital employed at the end of the year: Total of property, plant and equipment, other intangible assets, goodwill, inventories, trade receivables minus trade payables
[3] Ratio of income from operating activities to average capital employed
[4] Ratio of net financial debt to shareholders' equity

ANALYSIS OF ASSET STRUCTURE

As at December 31, 2008, total assets increased by €322.3 million to €1,795.9 million (December 31, 2007: €1,473.6 million). Balance sheet ratios continued to improve based on the higher net profit for 2008. As a capital-intensive production company, SGL Group has a high proportion of non-current assets financed almost entirely by equity. The return on capital employed (ROCE), the ratio of operating profit to average capital employed, was at 25.4% (previous year: 27.0%) once again above our medium-term target corridor of 17 to 22%, despite the substantial rise in capital employed due to capital expenditure and acquisitions. The equity ratio rose to 42.5% despite the elimination of actuarial losses in pension liabilities and negative exchange rate effects. The Group was able to achieve a further reduction in gearing, the ratio of net debt to equity attributable to shareholders of the parent company, to 0.44 (previous year: 0.47). Accordingly in 2008 we are still below our strategic target of around 0.5.

During the period under review we also eliminated deferred tax assets and liabilities at the single entity company level. The previous year was adjusted accordingly to enable comparison. Further details can be found in the notes to the Consolidated Financial Statements under note 17.

At the end of the year we utilized the option of offsetting actuarial losses under pension liabilities against equity. This resulted in a cumulative charge against equity of €43.8 million at the end of the year under review. Pension obligations were in turn increased by the same amount. Prior-year figures were adjusted accordingly. Further details can be found in the notes to the Consolidated Financial Statements under note 19.

The accounting policy options for determining individual balance sheet items were applied with consistency. Potential accounting discretion was also used based on procedures consistent with those of the previous year. The application of new standards did not have any material impact on the financial statements.

Balance sheet structure
in €m


660.1
813.5
Assets 2007
1,473.6
897.8
898.1
Assets 2008
1,795.9
■ Non-current assets
■ Current assets
607.4
599.2
267.0
Liabilities 2007
1,473.6
767.8
687.7
340.4
Liabilities 2008
1,795.9
■ Equity
■ Non-current liabilities
■ Current liabilities

Assets

The balance sheet structure has barely changed from that of the previous year. The ratio of non-current assets to current assets at 50:50 can be described as very balanced. SGL Group has a relatively high proportion of non-current assets due to being a capital-intensive production company.

Assets in €m	Dec. 31, 2008	Dec. 31, 2007	Δ
Non-current assets			
Intangible assets	144.1	119.3	20.8%
Property, plant and equipment	632.7	449.5	40.8%
Other non-current assets	49.0	13.2	271.2%
Deferred taxes	72.0	78.1	-7.8%
	897.8	**660.1**	**36.0%**
Current assets			
Inventories	439.6	385.6	14.0%
Trade receivables	282.9	242.9	16.5%
Other receivables and other current assets	52.5	55.0	-4.5%
Cash	123.1	130.0	-5.3%
	898.1	**813.5**	**10.4%**
Total Assets	**1,795.9**	**1,473.6**	**21.9%**

Total assets of SGL Group rose from €1,473.6 million to €1,795.9 million as at December 31, 2008. This increase includes an exchange rate related reduction s of €35.1 million. Non-current assets rose by €237.7 million. Decreases due to currency translation of €19.2 million were counteracted by substantial increases, particularly in property, plant and equipment. Compared to the previous year SGL Group's capital expenditure rose by 87% to €239.5 million. The rise in intangible assets related primarily to customer relationships and brand names purchased with the acquisition of SGL Rotec. The first-time consolidation of a joint venture acquired with SGL Rotec resulted in an increase of €6.0 million in holdings of companies accounted for using the equity method reported under other non-current assets. This item also includes the carrying amount for long-term, multi-year production contracts valued at €20.8 million at the end of the reporting period. Deferred taxes were down, reflecting the use of tax losses carried forward in the USA and Germany.

Current assets were up by €84.6 million to €898.1 million (previous year: €813.5 million). This is mainly due to growth-related increases in inventories and trade receivables. Taking into account a decline of €3.5 million related to exchange rates, inventories rose by a total of €54.0 million to €439.6 million. Trade receivables, at €282.9 million, were €40.0 million over the figure recorded as at December 31, 2007, including a €0.5 million rise due to exchange rate changes. Individual indicators related to inventory turnover rates and average days receivables outstanding were maintained at 2007 levels throughout 2008 and in some instances even improved.

Liabilities

Liabilities in €m	Dec. 31, 2008	Dec. 31, 2007	Δ
Shareholders' equity (adjusted)	**763.3**	**603.9**	**26.4%**
Minority interests	4.5	3.5	28.6%
Total equity	**767.8**	**607.4**	**26.4%**
Non-current liabilities			
Borrowing	403.5	358.8	12.5%
Provisions for pensions and other employee benefits	223.3	214.0	4.3%
Deferred taxes	2.9	2.1	38.1%
Miscellaneous non-current debt and other provisions	58.0	24.3	138.7%
	687.7	**599.2**	**14.8%**
Current liabilities			
Current portion of borrowings	5.4	0.8	–
Other provisions	81.1	68.4	18.6%
Trade payables	165.3	143.4	15.3%
Miscellaneous liabilities and income tax liabilities	88.6	54.4	62.9%
	340.4	**267.0**	**27.5%**
Total Liabilities	**1,795.9**	**1,473.6**	**21.9%**

On the liability side equity was up €160.4 million (+26%) to €767.8 million (previous year: €607.4 million). Despite the considerably higher total assets figure the equity ratio (minus minority interests) rose to 42.5% (previous year: 41.0%).

Non-current liabilities were up by €88.5 million to €687.7 million (previous year: €599.2 million) mainly due to raising interest-bearing loans for financing the construction of the plant in Malaysia. Other non-current liabilities and other provisions were also higher than the previous year, by €33.7 million to €58.0 million; the reason for this was primarily the acquisition and first-time consolidation of SGL Rotec. Since SGL Rotec is legally a partnership and SGL Group holds only 51% of the shares, these minority interests with put options are required to be accounted for as non current liabilities.

Including cash and cash equivalents (€123.1 million), current and non-current financial debt (€408.9 million), the remaining imputed interest component of the convertible bond (€38.0 million), as well as the refinancing costs included (€8.8 million), net debt for SGL Group at the end of the year amounts to €332.6 million (previous year: €285.2 million).

Net financial debt

in €m	Dec. 31, 2008	Dec. 31, 2007
Current and non-current financial debt	408.9	359.6
Remaining interest cost component for the convertible bond	38.0	45.5
Refinancing costs included	8.8	10.1
Cash	-123.1	-130.0
Net financial debt	**332.6**	**285.2**

Current liabilities were up by €73.4 million to €340.4 million (previous year: €267.0 million); primarily due to the €21.9 million higher trade payables resulting from the growth in operations, as well as €38.7 million higher liabilities from the accounting of derivatives on account of higher negative market values, essentially the result of currency shifts at the end of the fiscal year. The rise in other provisions of €12.7 million to €81.1 million relates to a great extent to higher provisions for warranties.

Consolidated Statement of Changes in Equity

	2007		
in € m	Equity attributable to the shareholders of the parent company	Minority interest	Total equity
Balance as at January 1 (as originally reported)	445.0	2.2	447.2
IFRIC 11 adjustments (share-based payment)	10.9		10.9
Adjustments from pension obligations	-57.7		-57.7
Balance as at January 1 adjusted	**398.2**	**2.2**	**400.4**
Net profit for the year	133.5	0.3	133.8
Capital increase	27.9	1.0	28.9
Equity share in convertible bond	49.0		49.0
Exchange rate translation differences	-16.3		-16.3
Total earnings from cash flow hedges recognized directly in equity	1.1		1.1
Actuarial gains/losses from pension commitments	10.5		10.5
Balance as at December 31	**603.9**	**3.5**	**607.4**

	2008		
in € m	Equity attributable to the shareholders of the parent company	Minority interest	Total equity
Balance as at January 1	**603.9**	**3.5**	**607.4**
Net profit for the year	189.6	0.8	190.4
Capital increase	17.7		17.7
Exchange rate translation differences	-20.7		-20.7
Total earnings from cash flow hedges recognized directly in equity	-30.6		-30.6
Actuarial gains/losses from pension commitments	3.4		3.4
Miscellaneous changes without impact on profit or loss	0.0	0.2	0.2
Balance as at December 31	**763.3**	**4.5**	**767.8**

Equity was retroactively adjusted as a consequence of applying IFRIC 11. Share-based remuneration related to bonus shares and the Matching Share Plan, previously recorded in provisions, was reclassified as equity in accordance with IFRIC 11. As a result of this adjustment, shareholders' equity rose as at January 1, 2007, by €10.9 million. Other current provisions were correspondingly reduced by the same amount.

At the end of the period under review, we recorded actuarial losses from pension liabilities directly against equity as specified in IAS 19. In order to ensure comparable presentation, the application of IAS 19.93A must be retroactive, as well, according to IFRS. As a result of this adjustment, shareholders' equity decreased as at January 1, 2007, by €57.7 million, with retroactive effect. The continued recognition of actuarial gains and losses directly in equity resulted in adjustments of +€10.5 million and +€3.4 million respectively in 2007 and 2008 without effect on income. A cumulative charge against equity of €43.8 million as at December 31, 2008, has resulted. The equity ratio would have been 2.4% points higher without this effect.

Total shareholders' equity in 2008 increased by €159.4 million to €763.3 million as at December 31, 2008. This rise comes largely from the profit for the period of €189.6 million. Effects of foreign exchange rate changes had a negative impact of €20.7 million. In addition, results recorded directly in equity primarily relate to operating currency hedges qualified as cash flow hedges. Due to the significant depreciation of the Euro against our hedged currencies, negative market values of €30.6 million were recognized in equity as at the balance sheet date for existing hedging transactions. Whether these negative market values, together with the corresponding price appreciations of operating hedges will impact income in the future depends on further developments in exchange rates. Shareholders' equity as at December 31, 2008, reflects an equity ratio of 42.5% in comparison to 41.0% as at December 31, 2007.

Shareholders can exercise their conversion rights regarding the convertible bond issued in 2007 at a price of €36.52 per share. If all options are exercised, up to 5.5 million new shares of SGL Carbon SE could be issued.

As at December 31, 2008, issued capital increased to €165.6 million (December 31, 2007: €163.6 million) and is divided into 64,706,991 bearer shares with no par value (common shares) with a proportional share in issued capital of €2.56 per share. In 2008, 806,586 new shares were created. Of these 298,447 shares with an allocation price of €34.65 per share were used for the bonus plan for employees in Germany and 70,787 shares with an allocation price of €37.65 per share were used for the Matching Share Plan. A total of 425,799 shares were created by exercising options under the existing stock option plan and stock appreciation rights under the stock rights appreciation (SAR) plan. The level of treasury shares at SGL Carbon SE rose by 11,553 shares as at December 31, 2008, to 46,004 treasury shares.

Assets not recorded and off-balance sheet financial instruments

Various important SGL Group assets are not included in the balance sheet. Primarily they concern leased and rented goods (operating leases for land, buildings, EDP equipment, vehicles and other property, plant and equipment).

SGL Group also utilizes receivables forfeiting to a limited extent as part of its off-balance sheet financing instruments.

The total value of these off-balance sheet items and financing instruments has had no material effect on the presentation of the financial performance and financial position of the Group. Further details can be found in the notes to the Consolidated Financial Statements under note 23.

SGL Group brand is among the especially important intangible assets. Its development continued in the year under review.

Our long-term and strong supplier and customer relationships also have considerable value. On the one hand they stabilize the course of our business and shield us from short-term market fluctuations. This trusting cooperation with our partners, often spanning many years, provides us with a tangible competitive advantage. On the other hand this intense cooperation also facilitates joint research and development projects in which know-how and development capacities of the companies involved can be consolidated.

Details on company acquisitions

As at September 19, 2008, five companies were initially consolidated in connection with the acquisition of Rotec KG; as of this date they have been included in the consolidated income statement. Further details are presented in the notes to the Financial Statement under note 2. No company sales took place in fiscal 2008.

EMPLOYEES

As at December 31, 2008, SGL Group had 6,500 employees, 638 more than at the end of the previous year. Due to the solid expansion of business activities in Asia the number of employees there has risen by more than 50% to 581. In Germany the rise in employee numbers can, among other factors, be traced to the acquisition of SGL Rotec in Lemwerder, as well as to high growth requiring additional hires at our existing sites. This growth also led to a sharp rise in numbers in North America in the CFC Business Unit.

Employees by Business Areas


2213
2469
1125
55
2007
5862
2243
2683
1515
59
2008
6500
PP
GMS
CFC
Corporate

Employees by region


2245
1967
1266
384
December 31, 2007
5862
2577
1962
1380
581
December 31, 2008
6500
Germany
Rest of Europe
America
Asia

Human Resources

Our employees are our most important resource. The enduring success of our Company requires the selective recruitment of additional personnel and the loyalty of existing employees. Our need for qualified and committed staff is particularly high in the technical area. Competition for talented junior staff in the job market is fierce. We must, therefore, approach this target group with, and increasingly attract attention to, our Company's appealing profile.

In order to meet this challenge a strong employer brand needs to be developed. The concept of "employer brand" is taken to mean the most positive perception possible of a company on the part of its own employees and on the part of potential candidates, which distinguishes one company from another as an attractive employer. A project was conceived with this goal; its central question is: "What is it that makes us unique to our employees and potential recruits?"

The following characteristics were identified for SGL Group:

- Number 1 in the carbon business
- International character
- Fascinating markets and materials
- Unique management culture

Defined as such, the employer brand has been communicated in a number of ways both internally and externally since last year.

Management development

The paramount objective in personnel work at SGL Group is to support our corporate strategy by People Excellence as part of the SGL Excellence Initiative. In addition to the performance management instrument, "SGL Dialog", that covers both agreement on and achievement of objectives, as well as individual performance evaluation, the development programs for management staff summarized under the term "Leadership Initiative" should be highlighted in particular. These programs designed especially for SGL Group have been attended by more than 650 participants in total since 2002. In 2008, 110 managers have started one or more of these programs; 69 have completed them.

The ongoing identification and promotion of talented junior staff is ensured by conducting processes involving the Board of Management, the Business Units and centralized functions equally on a regular basis.

Remuneration systems

Our Company has grown extensively in the past few years. This requires clear structures and global transparency – especially regarding the remuneration system. Our remuneration policy requires that we pay the right employee in the right job the right amount according to market rates. To ensure this we undertake regular market comparisons.

Training and apprenticeships

In 2008, SGL Group substantially stepped up its training and apprenticeship activities at the German plants in Bonn, Griesheim, Willich, Limburg and Meitingen. At the new Lemwerder site dual vocational training was introduced for the first time in order to ensure qualified succession staff in the area of fiber composite technology in the future. A total of 49 young people were able to start apprenticeships in plants, eleven more than in the previous year. Currently, a total of around 120 apprentices and trainees are being prepared in our German plants for a future trade or profession. The high quality of training is ensured by the acquisition of modern machinery, expansion of available space and increased training capacity. This demonstrates not only SGL Group's social responsibility even in economically troubled times, but also its long-term and pro-active foresight in meeting future demand for skilled employees.

GENERAL STATEMENT ON CURRENT FINANCIAL SITUATION

Assessment of the financial situation by company management

SGL Group evidenced positive developments in the past fiscal year and set records in key indicators which have laid a foundation for consistent profitable growth and an increase in the Company's value. Higher performance and efficiency levels, and consequently improved profitability, were the focus in all Business Units. Increases in costs, such as the considerably higher cost prices for needle coke and energy, were countered by appropriate optimizations and by our SGL Excellence Initiative.

SGL Group has, as anticipated, achieved significantly lower sales revenues in the first two months of the new fiscal year than in the corresponding months of the previous year. As already forecast in the fourth quarter of 2008, stocks are being intensively run down in some of our key customer industries. Incoming orders were extremely low in January and February as a result. In anticipation of this development we responded with global production cutbacks at an early stage.

Accounting principles involving estimates

SGL Group prepares consolidated financial statements according to IFRS as explained in the notes to the Consolidated Financial Statements. The principles described in the notes to the Consolidated Financial Statements are indispensable to an understanding of SGL Group's financial position and financial performance. According to IFRS it is at times necessary to utilize accounting methods in which estimates are involved. These include complex and subjective assessments and expectations based on uncertainties and subject to change. As a result the effects may change over the course of time due to changes in estimates and expectations, thereby impacting the presentation of the Company's financial position and financial performance. Furthermore, assumptions may be made that could just as easily have been made differently – for equally valid reasons. The Board of Management therefore wishes to point out that future events frequently deviate from expectations and that estimates need to be routinely adjusted.

In order to enhance reporting transparency, SGL Group Board of Management decided in 2008 to alter the recognition of actuarial gains and losses in connection with defined benefit plans (primarily pension provisions and provisions for post-retirement health care) and utilize the option of recording such actuarial gains and losses in equity without impacting the profit and loss statement, rather than using the corridor method. In applying the option of accounting for pension and similar obligations, actuarial gains and losses are reflected in the provisions in full. The prior year's figures were adjusted accordingly. Further details are presented in the notes to the Consolidated Financial Statements under note 19.

Additional information on accounting principles involving estimates and assumptions can be found in the notes on the Consolidated Financial Statements under note 1.

EVENTS AFTER THE BALANCE SHEET DATE

The change in legal structure of SGL Carbon AG into SGL Carbon SE was finalized on January 23, 2009, upon recording the change in the commercial register of the district court of Wiesbaden. This completes the change of corporate form of the parent to a European company (Societas Europaea/SE) as resolved by the Annual General Meeting on April 25, 2008. This legal form reflects both our international corporate culture and our operating structures.

RISK REPORT

Our risk management system (RMS) has proven itself over the last few years by identifying individual risks transparently and indicating appropriate control options. All risks during the year under review were limited and manageable. The Company's existence will be secure for the foreseeable future. The current financial and economic crisis, however, will have a significant impact on the Group's financial performance.

RISK POLICY

Our risk policy is geared toward protecting, and systematically and continuously increasing, shareholder value, and toward achieving financial targets. The principles of this policy are set out in standard Group guidelines and procedures for risk management. Corporate decisions are only taken after a detailed risk analysis and assessment. As a matter of principle, we do not take on unmanageable or inappropriately high risks.

RISK MANAGEMENT SYSTEM (RMS)

Our risk management system (RMS) is organized on a global basis and ensures the implementation of the risk policy. This is achieved through the early identification, analysis and assessment of risks and the immediate introduction and tracking of corrective action. The RMS comprises a number of networked functions and control mechanisms. These include the recording, monitoring and control of internal company processes and business risks, various management and control systems, as well as a standard group-wide planning process. The RMS components cover all areas of the Company and are continually modified in line with changing circumstances. A further element in the RMS is the group-wide employee code of conduct under our corporate compliance program, which we use to limit the risks arising from possible violations of the law and to ensure compliance with internal guidelines. For example, our employees are under obligation to attend regular antitrust training sessions.

In the last few years, the RMS in SGL Group has been continuously developed in accordance with international standards. Apart from a revision of the group-wide risk management guidelines, we have produced a manual for organizational units, which includes a comprehensive description and definition of the principles, concepts, reporting channels and responsibilities in the RMS. This has enabled SGL Group to ensure that there is a uniform understanding of risk management throughout the Group. Specific individual risks in Business Lines and centralized functions are recorded and monitored centrally on an ongoing basis. Any core risks and their financial impact are reviewed quarterly on the basis of the probability of occurrence and suitable countermeasures are defined. Results are summarized by the Group's controlling department and are regularly presented to the Board of Management. In this way, any risks, in particular any that may jeopardize the Company's existence, can be identified at an early stage and countermeasures instituted. Furthermore, any potential new risks or the manifestation of existing risks are reported immediately to the Board of Management, regardless of the normal reporting intervals.

The Board of Management regularly reports to the Supervisory Board on the risk situation and risk management. The Group's internal audit department, acting as an independent organizational unit, also reviews all elements of the RMS at regular intervals. Business responsibility is borne by the Business Units in SGL Group. Consequently, operational risk management is anchored in these units.

In conjunction with our earlier quotation on the US stock exchange we complied with the rules on instituting and monitoring an effective internal control system via financial reporting according to Section 404 of the Sarbanes-Oxley Act (SOX) in 2006. No material weaknesses were noted as at December 31, 2006. Following the delisting in June 2007 and the deregistration from the US supervisory body, the SEC, in June 2008, there is no longer a requirement from this date onward to comply with the auditing and reporting requirements of SOX section 404. In 2007 and 2008, however, we retained the established internal control system in financial reporting and subjected it to a comprehensive internal audit. The findings confirmed the effectiveness of our controls. At the same time we continued to develop our internal control system (ICS) in 2008. On the basis of internal and external best practice benchmarks, the main business processes are subject to further analysis, adjusted as necessary and implemented with coordinated controls in all of SGL Group's material business units. The objective is the permanent implementation of a global ICS both to protect our assets and to ensure compliance with regulatory requirements under an overriding compliance management system.

RISK TRANSFER VIA INSURANCE PROTECTION

SGL Group has global insurance cover for its major business risks, which has been developed together with the Company's insurers. Under these insurance policies, the risk after agreed deductibles is transferred to the relevant insurance carrier. The risk transfer to insurance carriers could be adversely affected by defaulting insurers during the current financial and economic crisis. We counter this risk by distributing our risk over several insurance carriers. Furthermore, in principle only such insurers are chosen who carry at least an A- rating. Our external insurance broker is responsible for continuous monitoring and reporting on the possibility of falling below this rating, as set forth in the mandate agreement concluded with him. To protect our employees, as well as our buildings, plants and machinery, actions designed to prevent damages are continuously improved and communicated via regular training. Implementation of identified prevention and security measures for risk reduction is ensured by regular plant visits coordinated world-wide. The Group allocates appropriate capital investment for minimizing risk to all facilities.

MARKET AND BUSINESS ENVIRONMENT RISKS

The current financial and economic crisis will significantly impact the Group's financial position in the event that all risks materialize that are now identified, but not yet fully assessable. Markets are still highly unpredictable. Furthermore, uncertainties regarding continued economic and political conditions are affecting demand for our products. Wide diversification in our product range, our global presence and the multitude of customer industries we supply to, however, all reduce our sales risks. While individual industries, such as the steel or automotive sectors, are currently evidencing a sharp drop in demand, other areas, such as alternative energies (wind and solar power and lithium-ion batteries) are showing only slight weakening in demand or none at all. The extent to which the current economic crisis is likely to affect the development of general fundamental trends (e.g. CO_2 emission reductions, more efficient energy utilization, demand for higher quality materials) is not yet clear.

Our Performance Products Business Unit depends on the steel industry, in particular electric steel production, as well as the aluminum industry. Visibility in steel industry for 2009 is still greatly obscured. In the Graphite Materials & Systems and Carbon Fibers & Composites Business Units, the outlook is similar for many of our customers in the automotive and chemical industries. In our opinion, global demand for carbon fiber in 2009 will not exceed 2008 levels. As a result the recently installed global production facilities will not be fully utilized in 2009 and possibly not even 2010. This may have adverse effects on our prices and sales volumes. The resulting drop in income will be counteracted by further cost reduction programs that also include measures such as reduced working hours and staff cutbacks.

Volatility in energy markets and any above budget price increases in our principal raw materials are countered by structured procurement concepts and the signing of medium-term and long-term framework agreements. On the basis of business relationships built up over many years, we have been able to develop appropriate strategic concepts with our main suppliers. Given the expected negative economic trends in our main customer industries, the risk arises that in 2009 we will not be able to compensate for increasing raw material and energy prices by implementing corresponding increases in our selling prices.

FINANCIAL RISKS

Due to new financing carried out in 2007, there is now a significantly lower overall financial risk in SGL Group than in previous years. We are under an obligation to comply with certain covenants with respect to our lenders and bondholders. Should we fail to comply with these covenants, the loans may have to be renegotiated. Financial risks are monitored and controlled centrally by the Group Treasury function. We ensure that any peaks in cash requirements are covered at all times by maintaining a strict liquidity policy with rolling liquidity and financial planning based on current estimates of operating profit and cash flow in the Business Units. The Group's financing requirements are covered by existing credit facilities under the corporate bond, convertible bonds and credit lines with banks. The global weakening in various industries has led to deterioration in the creditworthiness of our major customers in these sectors. This situation carries with it default risks that we are dealing with by means of effective receivables management. This entails a regular review of the credit standing and payment patterns of our customers and the establishment of credit limits according to credit management guidelines applied throughout the Group. Bank guarantees and credit insurance also limit any possible bad debt risks. Other financial risks arise from changes in interest rates and exchange rates; we hedge these risks by means of derivative financial instruments. The primary principle in all activities in connection with these derivatives is the minimization of risk. In addition to separation of the trading and control functions, we also carry out regular risk assessments in this area.

CURRENCY RISKS

Our key financials are influenced by exchange-rate fluctuations arising from our global business activities. By optimizing operating cash inflows and outflows in a particular foreign currency, we reduce our transaction-related currency risk. To cover any other currency risk above this level, we enter into currency hedges using derivative financial instruments. For 2009 the major transaction-related net currency exposures have been hedged.

TECHNOLOGY RISKS

To reinforce the innovative strength of all our global business units, research and development activities across the Group are consolidated in Technology & Innovation (T&I). The comprehensive range of knowledge from the various research departments is brought together within this organization and made available to all units. This serves to accelerate work on development projects and increases the success rate. We forecast that the implementation of technologically important platform projects will further strengthen our corporate portfolio, thereby enabling us to offset the risks arising from technological change.

The development and use of new technologies forms an important part of our growth strategy. We take a number of approaches to minimizing the accompanying technological risks including rigorous project evaluation and prioritization. Decisions on the continuation of individual projects are linked to predefined milestones. We adjust for and limit possible risk situations by regularly reviewing our project portfolio on the basis of technological and commercial criteria. The involvement of specialized external partners in technology projects also allows us to distribute some of the risks.

LEGAL AND TAX RISKS

SGL Group is regularly involved as a party in legal and other proceedings in the normal course of business. We create provisions for legal disputes if it is probable that an obligation will arise and it is possible to make a reasonable estimate of the amount of the obligation. However, the recognized provisions may turn out to be insufficient to cover the losses or expenses resulting from the litigation, resulting in a considerable negative impact on the financial position and financial performance of the Company.

Changes in tax or legal provisions in individual countries in which we operate may lead to a higher tax expense or higher tax payments and may have an impact on our deferred tax assets and liabilities.

REGULATORY RISKS

As a result of the new EU legislation on chemicals (REACH), there will be changes in the legal registration, assessment and licensing of chemical substances. As it stands at the moment this creates a risk that, compared with the facilities of competitors not manufacturing in the EU, our European production facilities and also those of our customers will be disadvantaged by costly testing and registration procedures. It is not possible at this time to quantify the costs involved.

As a result of close contact with authorities and industry associations, our Corporate EHSA (Environment, Health & Safety, Auditing) function receives a constant flow of information on the latest developments and provisions under the REACH Regulation. Furthermore, we are ensuring that the legal stipulations are being strictly adhered to and the registration of substances completed on a timely basis by means of a REACH implementation team. In this way we guarantee that we can respond promptly to changes, while minimizing risk.

Stricter liability or environmental protection legislation could increase our costs. A rise in social security contributions and other statutory ancillary payroll benefits would also lead to cost increases.

HUMAN RESOURCES RISKS

Our employees and management constitute a key pillar in SGL Group's success. We ensure that our employees at all levels constantly have the right combination of skills and motivation by means of a targeted national and international HR training and professional development programs. In addition to excellent social benefits and performance-related pay, a further fundamental component of our HR policy is the broad range of programs allowing employees to share in the profits generated by the business. Our managers can also participate in share-based incentive programs. We utilize a range of tools to permanently strengthen employee loyalty and SGL Group's image as an attractive employer in the external job market. In 2008 work in human resources focused on internal and external implementation of the employer branding strategy.

OBLIGATIONS FOR PENSIONS AND HEALTH BENEFITS

Our pension obligations in the North American companies are supported by pension funds. Any residual payment obligations resulting from negative trends in stock markets were sufficiently taken into account in previous years. The collapse of the stock markets in 2008 resulted in negative developments in fund assets in the USA. The corresponding residual payment obligation on the part of SGL Group is, however, limited and can, if necessary, be carried out over several years. A possible future recovery in the stock markets, moreover, will contribute to a renewed growth in fund assets in the USA. Pension obligations for German employees have been financed by employee and company contributions since April 1, 2000, and are managed by a legally independent pension fund. The financial crisis had practically no effect on the cash assets of this pension fund in 2008 due to its prudent investment policy. Employee pension claims created prior to April 1, 2000, as well as claims related to supplementary insurance for managers in Germany, are covered by provisions. The medium-term and long-term capacity of SGL Group to meet its obligations is monitored by a separate internal control body (SGL Group Pension Governance Committee). Any necessary adjustments to the systems are analyzed by this body and implemented in the different units. A multi-year projection of the anticipated pension payments is prepared on a regular basis. Direct obligations related to health benefits exist only in the USA for SGL Group. Ongoing review and modification of commitments limits the resulting risks.

IT RISKS

To ensure that all business processes are handled securely, the information technology used by the Group is checked and modified on an ongoing basis. SGL Group has an integrated, standard, group-wide IT infrastructure. Global security systems, mirror databases, virus protection and encryption systems, together with comprehensive access authorization structures – all based on current technological standards – protect us against the loss or manipulation of data. As part of our IT control systems, established control processes are updated on a regular basis in order to effectively prevent unauthorized access to systems and data.

RISKS FROM MERGERS, ACQUISITIONS AND CAPITAL INVESTMENT

All merger, acquisition and capital investment decisions entail extensive risks caused by the large amount of funds required and the capital employment involved. SGL Group therefore makes great efforts to minimize the risk in the preparation, implementation and the follow-up of these decisions. This is carried out by means of comprehensive due diligence instructions and efficient project management and control. We are supported in this endeavor by well-known consultants and auditing firms, as well as internal teams of experts, comprising representatives from controlling, accounting, treasury, and specialist departments in the Business Units. Nevertheless, it is not possible to guarantee that each acquired business will be integrated promptly and successfully, and that such businesses will enjoy growth in the future. In addition, acquisitions may lead to a significant increase in goodwill and other non-current assets. Corrective write-downs on these assets as a result of unforeseen business developments may also have a negative impact on our profits.

OVERALL RISK ASSESSMENT FOR SGL GROUP

An overall assessment of the above risks primarily reveals market risks in connection with price and volume developments, both on the sales and procurement side. In contrast, internal production processes are much less subject to risk. Financial risks have subsided considerably due to the new financing in 2007. On the basis of information currently available, there are in our opinion no individual material risks – either presently or in the foreseeable future – that could jeopardize the business as a going concern. Even if the individual risks are viewed on an aggregated basis, they do not jeopardize SGL Group's continued existence. Furthermore, we are convinced that the sales and earnings risks due to anticipated economic conditions will not jeopardize the Company's existence.

ADDITIONAL DISCLOSURES PURSUANT TO SECTION 315 OF THE HGB

- As at December 31, 2008, the issued capital of the Company was €165,649,896.96 divided into 64,706,991 no-par-value bearer shares each with an imputed share of the issued capital of €2.56 (see notes to the Consolidated Financial Statements, note 18).
- The Board of Management of SGL Carbon SE is not aware of any restrictions on voting rights or the transfer of shares.
- The Company has not been notified, nor is it aware, of any direct or indirect investments in the Company that represents more than 10% of the voting rights.
- The Company has not issued any shares with special rights conferring control authority over the Company.
- There are no provisions for employees to exercise control over voting rights.
- The Articles of Incorporation do not include any rules governing the appointment or dismissal of members of the Board of Management. In accordance with legal provisions, such decisions are taken by the Supervisory Board. Changes to the Articles of Incorporation are decided by approval of a resolution at the Annual General Meeting. Under section 17 (3) of the Articles of Incorporation, such decisions require a simple majority of the issued capital represented at the vote on the resolution, providing the decision does not concern a change to the purpose of the Company.
- Subject to the consent of the Supervisory Board, the Board of Management is authorized to issue new shares from authorized or conditional capital (see section 3 (6) to section 3 (11) of the Articles of Incorporation). Subject to the consent of the Supervisory Board, the Board of Management is also authorized in the period up to October 24, 2009, to buy back the Company's own shares pursuant to section 71 no. 8 German Stock Corporation Act (AktG) (see notes to the Consolidated Financial Statements, note 18).
- In the event of a change of control the Company may be under an obligation to repay amounts lent to the Company by lenders or bondholders under major financing agreements (syndicated loan, corporate bond).
- The Company has entered into compensation agreements with the members of the Board of Management and senior managers that will be triggered in the event of a change of control (see notes to the Consolidated Financial Statements, note 29).

OUTLOOK

BUSINESS POLICY

Record results in 2008 show that SGL Group has made good progress along its path towards the vision "We are the leading carbon company". We will continue to pursue our growth strategy with our claim "Broad Base. Best Solutions." (For more information on SGL Group's strategy, please refer to page 62).

CUSTOMER MARKETS

In the medium term the markets in Asia and Eastern Europe will continue to show strong growth in which we will participate with our products and an amplified local presence, in particular in Asia.

The continued high level of demand for basic materials in the emerging markets of Asia, as well as the rising need for higher-quality materials and renewable energy in the industrialized nations of the West, will accelerate demand for our products.

SGL Group will proactively pursue this growth in requirements by continuing to expand its technical expertise in applications and processes, as well as in the development of novel materials and products. Our SGL Excellence Initiative will support us in this endeavor.

USE OF NEW TECHNOLOGIES

Due to the high degree of dynamism in the growth areas of the Advanced Materials Business Area, research and development costs will remain high in 2009 and subsequent years. During the year under review we continued to expand SGL Group's global research and development activities in the new Technology & Innovation (T&I) Center at the Meitingen site. The number of scientific staff will continue to increase in this area in the medium term. Furthermore, we decided in 2007 to set up an endowed professorship for carbon composites at the Technical University of Munich. In the first weeks of the current fiscal year SGL Group appointed Prof. Dr. Klaus Drechsler, one of the leading international scientists in the field of carbon fiber based composites, to the chair effective May 1, 2009. Expenses incurred for planned environmental protection measures during the current fiscal year and the next two years are likely to stay at approximately the level of the previous years.

FUTURE PRODUCTS

Our growth targets are based on the development and successful commercialization of new products and solutions. Our researchers in the T&I organization are developing cutting-edge high-performance materials for future applications. The focus of development is on innovative materials and solutions for more efficient energy utilization, as well as high-performance fibers and composites.

ECONOMIC OUTLOOK

The international financial crisis will significantly depress global economic development during fiscal 2009. The International Monetary Fund (IMF) has, for the second time since October 2008, reduced its growth forecasts at the start of 2009. Currently the IMF is assuming that the global economy will only grow by 0.5% this year. The whole world is affected by this slowdown in growth – industrialized countries as much as developing countries and emerging markets. While in Europe and the USA a decline in gross national product of 2.0% and 1.6%, respectively, is expected, the IMF continues to forecast growth – albeit significantly weakened - for the emerging countries of Asia. China, for instance, is expected to grow only by 6.7% and India by 5.1%. The IMF is anticipating a recovery of the global economy in 2010 and growth of approximately 3.0%. This increase will primarily be due to growth in emerging markets and not in traditional industrialized countries.

The effectiveness of expansive monetary policy, comprehensive economic programs and government intervention is not yet clear.

INDUSTRY-SPECIFIC ECONOMY

The World Steel Association expects a downturn in global steel production for fiscal 2009. Industry experts have been unwilling to offer more detailed forecasts to date. The CEO of the largest steel producer in the world, ArcelorMittal, however, sees first indications of improvement, since inventories have been significantly reduced and customers are likely to demand steel again. Positive signs for this are seen in particular in emerging markets. The aluminum industry is forecasting a slight drop in production for 2009. The automotive industry is preparing for significantly lower production and sales figures. The German Chemical Industry Federation (VCI) has also predicted an economic slowdown and expects sales to fall by 1.5%. The aerospace industry on the other hand has a more optimistic view of the year and is anticipating further sales growth for 2009. Developments in the area of alternative energy are also viewed positively.

CUSTOMER INDUSTRIES RESTRAINED IN THEIR ASSESSMENT OF 2009 AND 2010

Most customer industries of SGL Group are cautious for 2009 and 2010 due to lack of visibility in the markets, but not lacking in confidence completely. In the event that the global economy will, as predicted by some economic experts, be better able to cope with the financial crisis than feared, most of our customer sectors will benefit in turn.

As in the past few years the steel industry will continue to benefit from demand from Asian emerging markets and Eastern Europe, once the inventory run down commenced in the fourth quarter of 2008 has ended. Due to higher demand for packaging material in the emerging markets, as well as continued substitution of more lightweight and energy-efficient solutions for traditional materials, particularly in the Western world, the medium-term forecasts for the aluminum industry remain positive.

Growth in the area of alternative energy sources appears to be relatively unaffected. Both the solar power and the wind energy industries are likely to develop positively in the next few years, provided that the financial market crisis is not too detrimental to the financing of wind energy projects.

SALES AND EARNINGS GROWTH

Performance Products

Current developments in the steel, aluminum and metallurgical industries will result in sales and earnings declines in the Performance Products Business Unit in fiscal 2009. The first quarter – traditionally always the weakest in the year – will reflect this expectation in particular, since we have adjusted our production capacity for graphite electrodes to the lower demand. Several indicators, however, appear to show that this negative trend will be limited to the first six months of the current fiscal year. In the case of graphite electrodes, SGL Group must also deal with significant raw materials price increases, in particular for needle coke. We are, however, confident concerning the cathode, furnace lining and carbon electrode business and believe that demand will remain generally stable.

The success of the last few years, as well as the creation of flexible cost structures and the optimization of our production capacity, reassures us that, despite the anticipated drop in profits, we will be able to stay within our medium-term return targets. This is based on our assumption of a gradual economic recovery in the second half of the year.

Graphite Materials & Systems

This Business Unit supplies numerous industries with particularly appealing opportunities for growth. These include the solar and nuclear power and battery industries, as well as LED manufacturers. In the short term, however, a certain weakness in demand can be noted. At the moment we are anticipating that the Business Unit will be a little weaker than in 2008. In general the medium-term return on sales of at least 10% should also be achieved in 2009.

Carbon Fibers & Composites

Above all, the composites in this Business Unit still remain in demand in the expanding energy and aerospace industries. Our goal is to raise our sales revenues in double digit percentage terms even in the difficult year 2009. In fiscal 2009 we are continuing to work on strengthening the value chain and technological know-how in the Carbon Fibers & Composites Business Unit. We will focus on the timely start-ups of the new carbon fiber production lines in Scotland and the USA with the appropriate quality levels, as well as on the optimization of our raw materials supplies.

In terms of profit growth, however, the expected growth in sales will be counteracted by higher depreciation and the start-up costs of the new facilities, higher additional expenditures for research and development, and the acquisition-related write-offs from purchase price allocation and integration costs.

EXPECTATIONS REGARDING FINANCIAL POSITION AND PLANNED CAPITAL INVESTMENT

Group financing is geared to the strategic business plans of the operating business units and is reviewed annually based on new plans. Financing requirements for fiscal 2009 will be covered by committed credit lines and the existing liquidity reserve. Our solid financing structure, designed for the long term, will not require the refinancing of existing financial instruments in the coming fiscal year. If the economic slump continues into the second half of the current fiscal year, we will postpone our capital investment projects, since maintaining our gearing around 0.5 is our top priority. We intend to continue with large-scale projects already begun, such as the construction of the graphite electrode and cathode plant in Malaysia. Given the multitude of long-term expansion projects in all Business Units that have already been begun, however, capital investment will remain at a generally high level in 2009 and 2010.

LIQUIDITY DEVELOPMENT

Solid balance sheet ratios, the availability of financing facilities and the expected level of cash flow ensure that we will be able to finance the planned expansion of the Company over the medium term.

DIVIDEND DEVELOPMENT

In principle we feel obliged to pay our shareholders profit-related dividends on a continuous basis. As a growth-oriented company with numerous areas of business potential and aspirations towards market leadership, however, we find ourselves in a phase of high capital investment that will lastingly enhance the Company's value. We aim to finance these considerable expenses from operating cash flow. Free cash flow is, thus, limited. In principle we object to debt financed dividend payments.

MANAGEMENT OF OPPORTUNITIES

All areas of the Company are integrated into the opportunities management system. Opportunities are identified in the course of operational work, which assist in the lasting success of the Group. Furthermore, management levels are motivated to identify potential opportunities by means of variable salary components.

A good example of efficient business opportunities management, and therefore also innovation management, is the recent concentration of global research and development expertise at the Meitingen facilities in Germany through the construction of the new T&I center. With the systematic expansion of our technical expertise in applications and systems and the development of new types of materials and products, we will be able to satisfy the increasingly sophisticated demands of our customers.

In general, SGL Group is reaping the benefits of two fundamental trends. Firstly, industrialization in the emerging markets in Asia and Eastern Europe is a strong driver of global growth. Secondly, the global acceleration of substitution and innovation processes (for example, alternative energies, environmentally friendly materials and technologies) represents a significant challenge for the entire world. With its range of products and solutions, SGL Group is in an outstanding position to meet this challenge.

These fundamental trends are under continuous observation by SGL Group.

OPPORTUNITIES IN THE INDIVIDUAL BUSINESS UNITS

Performance Products

A variety of factors would argue that the Performance Products Business Unit will again develop positively after inventory adjustments in the steel industry have been completed. Uninterrupted strong demand for steel products, especially in the BRIC (Brazil, Russia, India, China) countries, the ongoing trend towards electric arc technology in steel production and the expansion of our Asian presence with the new plant in Malaysia all drive growth in the graphite electrode area. These trends indicate that we will be in a position to further strengthen our leading position in graphite electrodes. Dynamic growth in the primary aluminum industry is creating high demand for cathodes. Furthermore, the modernization of existing aluminum capacity will be associated with a shift in demand to our higher-quality graphitized cathodes, which will benefit our business.

Graphite Materials & Systems

This Business Unit is extremely well positioned to respond successfully to market developments in low CO_2 power generation and more efficient energy utilization. We will exploit our opportunities as a materials specialist in the global market in this regard.

Currently, SGL Group already possesses a broad portfolio of high-quality solutions and products for the solar and nuclear power industries, the battery and LED industries, as well as our novel 'phase change materials', based on expanded graphite, that offer approaches to optimizing air-conditioning technology.

Carbon Fibers & Composites

SGL Group also has power generation products in this rapidly expanding Business Unit. Our carbon fiber products, for example, are used to reinforce large blades on wind turbines. The trend to off-shore wind farms offers significant opportunities in this area. We anticipate high growth potential from the increasing use of carbon fiber and composites in the automotive industry. SGL Group is prepared for this development with the Benteler-SGL joint venture. Our US subsidiary HITCO can benefit, above all, from the significant growth in carbon fiber composites in the aviation industry.

ACHIEVEMENT OF TARGETS

Opportunities for future business growth correlate very closely with the currently unforeseeable developments in the global economy. In combination with the extremely volatile financial and currency markets, neither a positive nor a negative impact of exchange rates can be excluded from today's perspective. Higher raw material and energy costs could accelerate the process of substituting traditional materials by graphite and carbon fiber products. Additional energy savings measures required by law, as well as further promotion of alternative energies, would open up new potential for sales revenue and earnings for SGL Group.

GENERAL STATEMENT ON ANTICIPATED DEVELOPMENTS

SGL Group's strategy continues to be oriented towards profitable growth. The potential of the material carbon, as well as SGL Group's solid financial base constitute the foundation for our belief that we can maintain our medium-term goals despite the current world-wide financial crisis.

In 2009, SGL Group will not be able to completely decouple from the currently flagging demand in many customer industries. SGL Group has, as anticipated, achieved significantly lower sales revenues in the first two months of the new fiscal year than in the corresponding months of the previous year. As already forecast in the fourth quarter of 2008, inventories are being intensively run down in some of our key customer industries. Incoming orders were extremely low in January and February as a result. In anticipation of this development we responded with global production cutbacks at an early stage.

The Board of Management, however, expects that the inventory correction will cease in our customer industries in the second half of 2009 and our customers' purchasing behavior will pick up again. If this recovery develops in the second half of the year, we anticipate Group sales revenues for 2009 slightly below 2008, depending in part on further exchange rate developments. In terms of operating profit, we anticipate a disproportionate drop in 2009. Due to limited visibility, our forecast for 2009 is extremely uncertain at present; we shall, therefore, update it during the course of 2009 in our quarterly reports.

Wiesbaden, February 27, 2009

SGL Carbon SE

The Board of Management

Important note

Our annual report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results that are different from these forward-looking statements. The statements on future developments should not be considered as guarantees. Rather, future developments and events depend on a number of factors, and contain various risks and unanticipated circumstances and are based on assumptions which may prove to be inaccurate. These risks and uncertainties include, for example, unforeseeable changes in political, economic, and business conditions, particularly in the area of electric steel production, in the competitive environment, interest-rate and exchange-rate fluctuations, technological developments, as well as other risks and unanticipated circumstances. Other risks that in our opinion may arise include price changes, unexpected developments related to acquisitions and subsidiaries, and unforeseen risks in ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT SGL CARBON SE

in €m	Notes	2008	2007*
Sales revenue	26	**1,611.5**	**1,373.0**
Cost of sales	3	-1,071.4	-893.4
Gross profit		**540.1**	**479.6**
Selling expenses	3	-162.4	-144.0
Research and development costs	3	-36.2	-30.3
General and administrative expenses	3	-67.5	-57.7
Other operating income	4	51.0	30.0
Other operating expenses	4	-19.2	-19.2
Profit from operations		**305.8**	**258.4**
Income from investments accounted for using the equity method	5	0.4	1.3
Interest income	5	7.4	6.7
Interest expense	5	-42.0	-40.7
Other financing costs	5	-12.9	-32.7
Profit before tax		**258.7**	**193.0**
Income tax expense	6	**-68.3**	**-59.2**
Net profit for the year		**190.4**	**133.8**
Attributable to			
Minority interest		0.8	0.3
Consolidated net profit (attributable to shareholders of the parent company)		**189.6**	**133.5**
Earnings per share (€)			
– Basic earnings per share (EPS)	7	2.94	2.10
– Diluted earnings per share (EPS)	7	2.78	2.05
Basic number of shares (millions) (for EPS calculation)		64.4	63.6
Number of shares after dilution (millions) (for EPS calculation)		70.6	67.1

* Prior-year comparatives adjusted. Please refer to note 1.5.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE SGL CARBON SE

in €m	Notes	2008	2007*
Net profit for the year		**190.4**	**133.8**
Cash flow hedges		–30.6	1.1
Currency translation		–20.5	–16.3
Actuarial gains/losses on defined benefit plans and similar obligations		3.4	10.5
Total income and expense recognized directly in equity**		**–47.7**	**–4.7**
Total recognized income and expense for the year		**142.7**	**129.1**
of which attributable to shareholders of the parent company		141.7	128.8
of which attributable to minority interest		1.0	0.3

* Prior-year comparatives adjusted. Please refer to note 1.5.

** Total income and expense recognized directly in equity includes tax effects of €19.0 million (2007: €–1.0 million).

CONSOLIDATED BALANCE SHEET SGL CARBON SE

Assets in € m	Notes	December 31, 2008	December 31, 2007*
Non-current assets			
Goodwill	8	95.6	96.1
Other intangible assets	8	48.5	23.2
Property, plant and equipment	9	632.7	449.5
Investments accounted for using the equity method	10	19.3	6.5
Non-current receivables from long-term construction contracts	11	20.8	0.0
Other non-current assets	12	8.9	6.7
Deferred tax assets	17	72.0	78.1
		897.8	**660.1**
Current assets			
Inventories	13	439.6	385.6
Trade receivables	14	282.9	242.9
Income tax assets		8.1	2.7
Other receivables and other current assets	15	44.4	52.3
Cash and cash equivalents	16	123.1	130.0
		898.1	**813.5**
Total assets		**1,795.9**	**1,473.6**

* Prior-year comparatives adjusted. Please refer to note 1.5.

Equity and liabilities in €m	Notes	December 31, 2008	December 31, 2007*
Equity			
Issued capital	18	165.6	163.6
Capital reserves	18	459.4	443.7
Retained earnings		138.3	-3.4
Equity attributable to the shareholders of the parent company		763.3	603.9
Minority interest		4.5	3.5
Total equity		**767.8**	**607.4**
Non-current liabilities			
Provisions for pensions and other employee benefits	19	223.3	214.0
Other non-current provisions	20	9.7	11.9
Interest-bearing loans	21	403.5	358.8
Other liabilities	21	48.3	12.4
Deferred tax liabilities	17	2.9	2.1
		687.7	**599.2**
Current liabilities			
Other current provisions	20	81.1	68.4
Current portion of interest-bearing loans	21	5.4	0.8
Trade payables	21	165.3	143.4
Income tax payables	21	8.0	11.4
Other liabilities	21	80.6	43.0
		340.4	**267.0**
Total equity and liabilities		**1,795.9**	**1,473.6**

* Prior-year comparatives adjusted. Please refer to note 1.5.

CONSOLIDATED CASH FLOW STATEMENT SGL CARBON SE

in € m	Notes	2008	2007*
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		258.7	193.0
Adjustments to reconcile profit to net cash provided by operating activities:			
Interest expense (net)		34.6	34.0
Gain/loss on sale of property, plant and equipment		-3.1	1.1
Depreciation/amortization expense and impairment losses	8, 9	54.4	49.3
Amortization of refinancing costs	5	1.7	12.4
Interest received	5	7.4	6.7
Interest paid		-19.9	-30.2
Income taxes paid	6	-42.3	-31.2
Changes in provisions, net		23.7	5.2
Changes in working capital			
Inventories		-51.6	-64.2
Trade receivables		-53.3	-16.5
Trade payables		22.2	20.7
Other operating assets/liabilities		-13.9	-8.4
Net cash provided by operating activities before payments for antitrust proceedings		**218.6**	**171.9**
Payments relating to antitrust proceedings		0.0	-22.5
Net cash provided by operating activities		**218.6**	**149.4**

in € m	Notes	2008	2007*
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments to purchase property, plant and equipment and intangible assets	8, 9	-239.5	-130.5
Proceeds from sale of property, plant and equipment and intangible assets		4.6	0.1
Payments for the acquisition of subsidiaries less cash acquired and other financial assets	2	-19.6	-42.4
Net cash used in investing activities		**-254.5**	**-172.8**

in €m	Notes	2008	2007*
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of financial liabilities		32.4	414.5
Repayment of financial liabilities		–4.7	–333.6
Payments in connection with refinancing		–0.4	–32.3
Proceeds from capital increase		1.8	3.2
Other financing activities		–0.2	0.0
Net cash provided by / used in financing activities		**28.9**	**51.8**
Effect of foreign exchange rate changes		**0.1**	**–1.4**
Net change in cash and cash equivalents		–6.9	27.0
Cash and cash equivalents at beginning of year		130.0	103.0
Cash and cash equivalents at end of year	16	**123.1**	**130.0**

* Prior-year comparatives adjusted. Please refer to note 1.5.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY SGL CARBON SE

	Equity attributable to the shareholders of the parent company			
			Retained earnings	
in € m	Issued capital	Capital reserves	Accumulated profit/loss	Consolidated net profit/loss
Balance as at January 1, 2007 - as originally reported	**161.0**	**358.5**	**–83.4**	**40.7**
Adjustments due to capital increase from share-based payment plans*		10.9		
Adjustments resulting from defined benefit obligations*			–75.6	3.3
Balance as at January 1, 2007	**161.0**	**369.4**	**–159.0**	**44.0**
Net profit for the year				133.5
Total income and expense recognized directly in equity			10.5	
Total recognized income and expense for the year			**10.5**	**133.5**
Equity component of the convertible bond**		49.0		
Capital increase from share-based payment plans***	2.6	25.3		
Capital increase				
Appropriation of net profit 2006			44.0	–44.0
Balance as at December 31, 2007	**163.6**	**443.7**	**–104.5**	**133.5**
Balance as at January 1, 2008	**163.6**	**443.7**	**–104.5**	**133.5**
Net profit for the year				189.6
Total income and expense recognized directly in equity			3.4	
Total recognized income and expense for the year			**3.4**	**189.6**
Capital increase from share-based payment plans	2.0	15.7		
Appropriation of net profit 2007			133.5	–133.5
Balance as at December 31, 2008	**165.6**	**459.4**	**32.4**	**189.6**

* Please refer to note 1.5.
** After deduction of transaction costs of €0.9 million in 2007.
*** Adjustment of €2.3 million in line with IFRIC 11.

	Income and expense recognized directly in equity					
	Currency translation	**Cash flow hedges (net)**	**Total retained earnings**	**Equity attributable to the shareholders of the parent company**	**Minority interest**	**Total equity**
	-34.4	**2.6**	**-74.5**	**445.0**	**2.2**	**447.2**
				10.9		10.9
	14.6		-57.7	-57.7		-57.7
	-19.8	**2.6**	**-132.2**	**398.2**	**2.2**	**400.4**
			133.5	133.5	0.3	133.8
	-16.3	1.1	-4.7	-4.7		-4.7
	-16.3	**1.1**	**128.8**	**128.8**	**0.3**	**129.1**
				49.0		49.0
				27.9		27.9
					1.0	1.0
						0.0
	-36.1	**3.7**	**-3.4**	**603.9**	**3.5**	**607.4**
	-36.1	**3.7**	**-3.4**	**603.9**	**3.5**	**607.4**
			189.6	189.6	0.8	190.4
	-20.7	-30.6	-47.9	-47.9	0.2	-47.7
	-20.7	**-30.6**	**141.7**	**141.7**	**1.0**	**142.7**
				17.7		17.7
						0.0
	-56.8	**-26.9**	**138.3**	**763.3**	**4.5**	**767.8**

The statement of changes in equity is an integral part of the notes to the consolidated financial statements.
The notes are an integral part of the consolidated financial statements.

NOTES
TO THE CONSOLIDATED FINANCIAL STATEMENTS

GENERAL DISCLOSURES

CONSOLIDATED INCOME STATEMENT DISCLOSURES

CONSOLIDATED BALANCE SHEET DISCLOSURES

CONSOLIDATED CASH FLOW STATEMENT DISCLOSURES

OTHER DISCLOSURES

GENERAL DISCLOSURES

1. BASIS

1.1 DESCRIPTION OF BUSINESS ACTIVITIES

SGL Carbon SE (SGL Carbon), previously SGL Carbon Aktiengesellschaft, whose registered office is situated at Rheingaustrasse 182, Wiesbaden, Germany, together with its subsidiaries (SGL Group), is a global manufacturer of carbon and graphite products. See note 26 and the management report for further information on the business activities of the Group.

1.2 CONVERSION OF SGL CARBON AKTIENGESELLSCHAFT INTO A EUROPEAN COMPANY (SE)

At the Annual General Meeting held on April 25, 2008, the shareholders of SGL Carbon Aktiengesellschaft resolved the conversion of SGL Carbon AG into a Societas Europaea ("SE"). The conversion has become effective upon entry into the commercial register on January 23, 2009. The new Company name is SGL Carbon SE. The previously existing corporate and management structure as well as the shareholders' stake in the company continue to exist unchanged based on the identity of the legal entity. Under the Memorandum and Articles of Association of SGL Carbon SE, there is still, as before, a two-level system made up of Management Board and Supervisory Board. As before, the Supervisory Board consists of six representatives from the shareholders and six employee representatives.

1.3 BASIS OF PRESENTATION

These consolidated financial statements of SGL Carbon Societas Europaea and its subsidiaries (hereinafter referred to as SGL Group, SGL or the Company) for the year ended December 31, 2008 have, pursuant to section 315a of the German Commercial Code (HGB), been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, as adopted by the European Union (EU) and applicable on the balance sheet date, and in accordance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All the standards published by the International Accounting Standards Board (IASB) in force on the date that these consolidated financial statements were prepared and applied by SGL Carbon in these consolidated financial statements have been adopted by the European Commission for application in the EU. The consolidated financial statements of SGL Carbon therefore also comply with the IFRS provisions published by the IASB. The term IFRS is thus used in the text below to cover all such provisions.

The consolidated financial statements are presented in millions of euros (€ million) rounded to the nearest €0.1 million unless otherwise indicated.

The Board of Management has prepared the Consolidated Financial Statements as of February 27, 2009 and submitted them to the Supervisory Board for approval. It is planned that the financial statements and the management report for the fiscal year 2008 shall be approved and released for publication at the meeting of the Supervisory Board on March 17, 2009.

1.4 CONSOLIDATION METHODS

The consolidated financial statements are prepared for a twelve-month period ending December 31 and include the single-entity financial statements of SGL Carbon Aktiengesellschaft and its subsidiaries, which are fully consolidated from the date of acquisition, i.e. from the date on which SGL Group acquires control.

As at December 31, 2008, the consolidation included 17 German (2007: 12) and 43 (2007: 42) foreign subsidiaries in addition to SGL Carbon SE. During 2008, six German and two foreign companies were consolidated for the first time. In the year under review, one domestic company and one foreign company were merged. Six joint ventures were accounted for using the equity method (2007: three joint ventures).

The subsidiaries included in the consolidated financial statements are listed in an annex to the notes to the financial statements ("List of shareholdings of SGL Carbon SE as at December 31, 2008").

The financial statements of the entities included in the consolidation were prepared in accordance with uniform accounting policies.

In accordance with IAS 27, SGL consolidates its subsidiaries by offsetting the carrying amount of its investment in each subsidiary against the portion of equity it holds in the subsidiary concerned. The equity of the acquired subsidiary is determined on the date of acquisition, taking into account the fair value of the assets, liabilities, contingent liabilities, deferred taxes, and any goodwill on this date. This includes intangible assets at fair value, which had previously not been reported in the single-entity financial statements of the acquired company. Intangible assets identified upon the acquisition of a company such as brand, technology, customer relationships and existing orders are recognized separately when, and only when, the requirements of IAS 38 for the capitalization of an intangible asset are met.

Intragroup receivables and payables, intragroup gains and losses, and intragroup sales revenue, expenses and other income are all eliminated as part of the consolidation process. In accordance with IAS 12, deferred taxes are recognized in respect of timing differences arising from consolidation.

Joint ventures, and companies in which the Company holds 20% to 50% of the shares and over which it exercises significant influence, are accounted for using the equity method. Companies in which SGL Group holds the majority of the voting rights, but the minority shareholders have significant participation rights enabling them to block significant business or financial decisions of the majority shareholders in the ordinary course of the operating business, are classified as joint ventures.

1.5 ACCOUNTING POLICIES

The accounting policies applied to the consolidated financial statements are described below. Further explanations of individual items of the Consolidated Income Statement and the Consolidated Balance Sheet and the respective amounts are to be found under note 3 et seq.

With the exception of the changes and new policies described below, the accounting policies applied in these consolidated financial statements are unchanged on the accounting policies applied in 2007.

a) Changes to accounting policies

In 2008, SGL Group amended its accounting policy for actuarial gains and losses in connection with the defined benefit pension plans and similar obligations (IAS 19.93A). In addition, SGL Group has the following new and revised standards and interpretations as of January 1, 2008:

- IFRIC 11/IFRS 2 "Group and Treasury Share Transactions"
- IFRIC 14/IAS 19 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
- Amendments to IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures" on the reclassification of financial instruments

The main impacts of these changes are as follows:

Application of IAS 19.93A: As of 2008, the SGL Group increased the transparency of its reporting by adopting the third option available under IAS 19.93A, which allows for actuarial gains and losses of its defined benefit plans and similar obligations to be recognized fully in the period in which they occur, rather than in accordance with the corridor method used previously. Under the corridor method applied previously, actuarial gains and losses that exceeded 10% of the higher of the obligation and the fair value of the plan assets, were amortized prospectively to profit and loss over the expected average remaining service period of the employees participating in the plan. Under the new method in accordance with IAS 19.93A, all actuarial gains and losses are recognized immediately outside profit and loss in retained earnings (less any applicable taxes) in equity; they are not recycled to the income statement in subsequent periods. The SGL Group believes that fully recognizing actuarial gains and losses when they occur results in a better presentation of the Company's financial position, since hidden reserves and liabilities are realized and the financial statements thus provide more relevant information. The SGL Group has adjusted comparative figures for the prior reporting period as if the new accounting policy had always been applied. Pension provisions as of December 31, 2007 increased by €43.9 million, while non-current assets declined by €9.2 million. The resulting deferred tax impact amounted to €10.4 million, causing equity to decline by €42.7 million. Cost of sales, selling expenses, R&D expenses and administrative expenses reported for 2007 decreased by the amounts amortized in connection with actuarial losses of €2.6 million, €0.2 million, €0.1 million, and €1.0 million, respectively. This caused a increase in income tax of €1.3 million, resulting in a total increase in net profit for the year of €2.6 million. Please refer to note 19 for further information.

The change in accounting policy is voluntary (IAS 8.14) and will lead to additional temporary differences between the carrying amounts of assets and liabilities relating to defined benefit plans in the IFRS accounts and those in the tax accounts. However, this will not affect the estimates of recoverability of deferred tax assets made in previous years. As a result, additional deferred tax assets were only recognized for that portion recognized in previous years for which no doubt as to recoverability existed.

Application of IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions" sets out how IFRS 2 is to be applied to share-based payment arrangements that include a company's equity instruments or equity instruments of another company in the same group (e.g. equity instruments of the parent company). The interpretation specifies that a share-based payment arrangement in which a company receives goods or services as consideration for its equity instruments should be accounted for as equity-settled, regardless of how the necessary equity instruments are received.IFRIC 11 also clarifies whether share-based payment arrangements in which suppliers of a company's goods or services are granted equity instruments of the company's parent company should be accounted for as cash-settled or equity-settled in the financial statements of the company. The interpretation must be applied to fiscal years that begin on or after March 1, 2007. The application of this interpretation impacts on the accounting treatment of the Matching Share Plan and employee bonus shares, which in addition to the issuance of new shares are served by occasionally purchasing shares on the stock exchange for which we had originally recognized provisions up to and including December 31, 2007 i.e. prior to application of IFRIC 11. Due to the application of IFRIC 11, both plans are now reported as equity-settled share-based payment transactions. The retroactive adjustment to be applied as a result of IFRIC 11 led to a reversal of other current provisions amounting to €13.2 million and a corresponding increase in capital reserves as at December 31, 2007.

IFRIC 14: "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset. Since all of the defined benefit plans of SGL Group are in deficit, first-time application of this provision had no impact on the financial position or financial performance of SGL Group.

The **amendments to IAS 39 and IFRS 7 regarding reclassification of financial instruments** permit companies to reclassify some non-derivative financial instruments out of the fair-value-through-profit-or-loss category (FVTPL) – provided they were not originally allocated to this category through exercise of the fair value option – and out of the available-for-sale category. The amendments had no impact on the financial position or financial performance of SGL Group.

b) Summary of significant accounting policies

Foreign currency translation

All receivables and payables denominated in foreign currency in the single-entity financial statements of group companies are translated using middle rates as at the balance sheet date, regardless of whether they are hedged or not. The exchange differences arising from the translation of items denominated in foreign currency are reported in the income statement under other operating expense and/or other operating income.

Single-entity financial statements denominated in foreign currencies for companies included in the scope of consolidation are translated on the basis of the functional currency concept (IAS 21) in accordance with the net investment method. From financial, commercial, and organizational perspectives, all subsidiaries operate their respective businesses independently, and the functional currency is therefore identical to their respective local currency.

As a consequence, for practical reasons, balance sheet items are translated at the closing rate and income statement items at average rates for the year in accordance with IAS 21.40.

Currency translation differences are reported as a separate item of equity. Translation differences on non-current intragroup receivables are treated as net investments in foreign operations and recognized directly in equity. If a foreign operation is sold, the cumulative amount recognized in equity for this operation is expensed in the income statement. No single-entity financial statements from companies in hyperinflationary economies are included in the consolidated financial statements.

Changes in currency exchange rates material to the consolidated financial statements are as follows:

	ISO code	Middle rate at balance sheet date		Annual average rates	
Currencies €1		Dec. 31, 2008	Dec. 31, 2007	2008	2007
US dollar	USD	1.3917	1.4721	1.4708	1.3706
Pound sterling	GBP	0.9525	0.7334	0.7963	0.6846
Canadian dollar	CAD	1.6998	1.4449	1.5594	1.4689
Polish zloty	PLN	4.1724	3.5820	3.5121	3.7831
Chinese yuan	CNY	9.4956	10.7524	10.2236	10.4186
Malaysian ringgit	MYR	4.8048	4.8682	4.8893	4.7076

Financial instruments

Financial instruments comprise any agreements that give rise to the recognition of a financial asset in one company and a financial liability or an equity instrument in another company. Financial assets in SGL Group comprise, for the most part, cash and cash equivalents, trade receivables, and derivative instruments with a positive fair value. The financial liabilities of the Company primarily consist of the corporate bond, convertible bond, liabilities to banks, trade payables, and derivative financial instruments with a negative fair value. SGL Group has not elected to use the fair value option and to designate a financial asset or liability as at fair value through profit and loss upon initial recognition.

SGL Group classifies financial instruments by type as either as financial assets and liabilities measured at *cost or amortized cost*, or as financial assets and liabilities measures at *fair value*. For further information please refer to note 25.

Financial instruments are recognized as soon as SGL Group enters into a financial instrument contract. Financial instruments are initially recognized at fair value. Directly attributable transaction costs relating to the purchase or issuance of a financial instrument are taken into account when establishing the carrying amount of the asset.

The subsequent measurement of financial assets and liabilities depends on the category of the instrument concerned – loans and receivables, available-for-sale financial assets, financial liabilities at amortized cost, or financial assets and liabilities held for trading. The Company does not make use of the category of held-to-maturity investments.

Financial assets are derecognized when the contractual rights to cash flows from the financial asset in question expire. Financial liabilities are derecognized when the liability has been repaid, i.e. when all financial obligations specified in the agreement have been settled, cancelled or have expired. The difference between the carrying amount of the liability settled and the consideration paid is recognized in profit or loss. A purchase or sale of financial assets at market conditions is recognized as of the settlement date.

Available-for-sale financial assets

Non-current securities are classified as available-for-sale financial assets. SGL Group reports these at fair value, provided that this value can be reliably determined. SGL Group recognizes unrealized gains and losses directly in equity after accounting for deferred taxes. If there is no quoted price available from an active market and the fair value cannot be reliably determined, the Company measures the assets at cost.

If the fair value of an available-for-sale financial asset is below its cost and there are objective indications that the asset is impaired, SGL Group reverses the accumulated loss recognized directly in equity and takes the amount concerned to the income statement as an expense.

Derivative financial instruments

Derivative financial instruments refer to hedges intended to manage currency risks arising from operating business and interest-rate and currency risks arising from the associated financing requirements. The Company does not enter into transactions for trading purposes only, i.e. derivatives without a hedged item. SGL Group uses established derivative financial instruments, such as currency forwards, currency options/option pairs, interest-rate swaps, and interest-rate options.

According to IAS 39, derivative financial instruments meet the recognition criteria for assets and liabilities. They must therefore be recognized at fair value, either as an asset (under other assets) or as a liability (under other liabilities). The fair value is also relevant for subsequent measurement. The fair value of traded derivative financial instruments is equivalent to their market price. The market price of a derivative financial instrument is the price at which one party is willing to assume another party's rights and/or obligations.

When deciding whether changes in fair value should be recognized through profit or loss or in equity, the determining factor is whether the derivative financial instrument is an effective hedge and thus qualifies for hedge accounting pursuant to IAS 39. If the derivative financial instrument does not qualify for hedge accounting, any changes in fair value are recognized immediately through profit and loss. However, if the hedge is determined to be effective pursuant to IAS 39, the hedging relationship qualifies for hedge accounting and changes in fair value are recognized in equity.

SGL Group applies the hedge accounting provisions of IAS 39 to hedge future cash flows. This reduces income statement volatility. Depending on the type of hedged item, a distinction is made between cash flow hedges and hedges of a net investment in a foreign operation. Cash flow hedges hedge against fluctuations in future cash flows resulting from highly probable forecast transactions. Gains or losses on the effective portion of the hedging instrument (after deduction of taxes) are reported separately under other comprehensive income/loss, i.e. directly in equity. They are reclassified to profit or loss when the hedged item is recognized in profit or loss, i.e. when the relevant revenue or foreign currency purchase is recognized. The ineffective portion of the change in fair value of derivatives is recognized directly in profit or loss. In the case of currency options, only the intrinsic value is used for the purposes of hedge accounting. Regardless of this, the fair value component is always recognized in profit or loss under net financing costs.

If a net investment of a foreign operation is hedged using a hedging instrument, all changes in value relating to the effective portion of the hedge are recognized directly in equity without effect on profit or loss together with the gain or loss resulting from currency translation of the hedged investment; the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized in accumulated other comprehensive income and the gain or loss on currency translation of the hedged item is reclassified to profit or loss upon disposal of the investment.

See note 25 for further information on financial instruments.

Income and expenses

Income for the financial year is recognized when realized; expenses as incurred. Sales revenue is recognized upon transfer of risk, following delivery of a product or rendering of services, net of any cash or volume discounts and rebates.

Long-term construction contracts are accounted for using the percentage-of-completion (PoC)-method; accordingly revenues from construction contracts are recognized in accordance with the stage of completion.

The percentage of completion is determined on the basis of the ratio of costs already incurred to estimated total costs (cost-to-cost method). If the outcome on a construction contract cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred (zero-profit method). Insofar as the accumulated capitalized contract revenues exceed the down payments per contract order, the contracts are reported as trade receivables or as a separate item under non-current assets (where contract revenues reported as assets will remain non-current due to the nature of the agreement). If there is a negative balance after deduction of the advance payments, a trade payable is recognized. The full amount of any expected loss on a contract is recognized immediately.

SGL Group grants its customers cash discounts for early payment of outstanding amounts. SGL Group also grants customers volume discounts based on quantities purchased over a specific period. These volume discounts are recognized as a reduction of sales revenue. Operating expenses are recognized when a product is delivered, a service is used, or the expense is incurred. Interest income is allocated to the periods in which it is earned, interest expense to the periods in which it is incurred. Dividends are recognized at the time of distribution.

Advertising and sales promotion expenses as well as other customer-related expenses are recognized as incurred. Provisions for estimated product warranty obligations are recognized upon sale of the product concerned.

Goodwill

On initial recognition, goodwill is recognized at cost, the cost being measured on the basis of the excess of the cost of the business combination over the Group's portion of the fair value of the identifiable assets, liabilities, and contingent liabilities in the acquired business. Goodwill is not amortized. However, IAS 36 specifies that, following initial recognition, goodwill must be tested for impairment annually, as well as whenever there are indications of impairment. For the purposes of testing impairment, any goodwill acquired is allocated to groups of cash-generating units from the date of the acquisition.

A group of cash generating units to which the goodwill is allocated represents the lowest level within the organization at which the goodwill is monitored for the purposes of internal management and control. These groups of cash generating units, at the level of which the goodwill is tested for impairment, are the Performance Products (PP), Graphite Materials & Systems (GMS), and Carbon Fibers & Composites (CFC) Business Units.

If the carrying amount of the Business Unit to which the goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for this goodwill. The recoverable amount is the higher of the fair value less costs to sell and value in use. SGL Group determines the recoverable amount for a Business Unit on the basis of fair value less costs to sell. This value is measured using the discounted cash flow method. For further information, see note 8.

Other intangible assets
On initial recognition, intangible assets acquired for a consideration are measured at cost. Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life. The amortization period for intangible assets with a finite useful life is up to ten years. Customer relationships are amortized over a useful life of 20 years. The probable useful life of a customer relationship acquired for a consideration is measured in accordance with the term limit of the respective agreement or the observable customer behaviour. The amortization expense on intangible assets is reported under various items in the income statement depending on the function of the expense. SGL Group does not amortize intangible assets with an indefinite useful life, but it does test such assets for impairment at least once a year.

Development costs are only recognized as an internally generated intangible asset, if the Company can demonstrate the technical feasibility of completing the intangible asset and its intention to complete the asset and use or sell it is proven. The Company must also be able to demonstrate the future economic benefits to be generated by the intangible asset, the availability of adequate resources to complete the development, and its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs cannot be recognized as intangible assets and are therefore expensed as incurred. Nonrepayable government grants are recognized immediately in the income statement under other operating income.

Property, plant and equipment
Property, plant and equipment used in the business for more than one year is measured at cost less straight-line depreciation. The cost of internally developed assets includes a proportion of material and production overhead in addition to the direct costs. Borrowing costs are not capitalized. Repair and maintenance costs that do not extend useful life are expensed directly as incurred. The costs of any improvements that prolong the useful life or increase the opportunities for future utilization of an asset are generally capitalized. If the items of depreciable property, plant and equipment comprise significant identifiable components each with a different useful life, these components are treated as separate accounting units and depreciated over their respective useful lives. If an asset is sold or scrapped, the asset is derecognized from property, plant and equipment and any resulting gain or loss is recognized in the income statement. Carrying amounts, useful lives and depreciation methods are reviewed at the end of each fiscal year and adjusted where required.

Investment grants for the purchase or construction of items of property, plant and equipment result in a decrease of the recognized cost of the respective assets. Other grants or subsidies received are recognized over the contractual life or the foreseeable useful life of the asset.

As in 2007, in most cases, the following useful lives are used throughout the Group as the basis for calculating depreciation on property, plant and equipment:

Property, plant and equipment useful life

Buildings	10 to 41 years
Plant and machinery	4 to 25 years
Other equipment	3 to 15 years
Office furniture and equipment	3 to 15 years

Leasing
Leases are classified either as finance leases or as operating leases. Leases in which substantially all the risks and rewards associated with the use of the leased asset for a consideration are transferred to SGL Group as lessee are classified as finance leases. In such cases, SGL Group recognizes the leased asset on its balance sheet at the lower of fair value and the present value of the minimum lease payments and then depreciates the asset over the shorter of the asset's estimated useful life or the lease term (if there is no reasonable certainty that SGL will obtain ownership by the end of the lease term).

At the same time, SGL recognizes a corresponding liability which is measured at amortized cost using the effective interest method. In the case of leases in which SGL Group is the lessee and the lessor retains the risks and rewards in respect of the leased asset (operating leases), SGL Group does not recognize the asset on its balance sheet, but recognizes the lease payments as an expense on a straight-line basis over the lease term. Moreover, SGL Group assesses if, based on the economic substance, certain contractual agreements constitute or contain a lease, even though these might not be classified as lease agreements as such. Wherever SGL Group identified contracts including a lease agreement, these are disclosed as either a finance lease or an operating lease in accordance with the accounting regulations in relation to leases.

Impairment of property, plant and equipment and other intangible assets
If there are indications that the carrying amount of an asset might exceed its recoverable amount, SGL Group at every balance sheet date systematically tests property, plant and equipment, as well as all other intangible assets with finite useful lifes for impairment. Intangible assets with an indefinite useful life are tested annually for impairment. Recoverability is determined by comparing the carrying amount for each asset with the recoverable amount. Insofar as the recoverable amount for an asset is lower than the asset's carrying amount, an impairment loss is recognized. The recoverable amount is the higher of fair value less costs to sell and value in use. If the asset forms part of an independent cash-generating unit, any impairment loss is determined on the basis of the recoverable amount for this cash-generating unit. If SGL considers the recognition of an impairment loss for such assets to be necessary, the recognized impairment loss is equivalent to the difference between the carrying amount and the lower recoverable amount. SGL Group determines the recoverable amount of a cash generating unit (CGU) on the basis of its fair value less costs to sell. This value is measured using the discounted cash flow method.

Investments accounted for using the equity method

Shares in companies in which SGL Group can execute significant influence on business and financial decisions (usually by way of direct or indirect voting rights of 20% to 50%) are initially recognized at cost and, in subsequent periods, in the amount of the amortized net assets of the investment. Any goodwill associated with companies accounted for using the equity method is included in the carrying amount of the investment and neither amortized nor subject to an impairment test. The respective carrying amounts are increased or decreased annually in accordance with the attributable results, dividends paid and other changes in to equity.

The financial result (see note 5) includes the Group share in the result of the respective company accounted for using the equity method. Any changes reported directly in the equity of the company accounted for using the equity method are reported by the Group in the respective Group share and disclosed in the Statement of Changes in Equity.

Inventories

Inventories include spare parts, raw materials, supplies, work in progress, finished goods as well as merchandise purchased for resale and advance payments made to suppliers. Inventories are carried at acquisition or conversion cost using the weighted average cost method. Where required, the lower net realizable value is recognized. Net realizable value is the estimated selling price less costs to complete and costs to sell. Specific valuation allowances are also recognized to cover inventory risks. In addition to directly attributable costs, the cost of conversion also includes an appropriate portion of material and production overheads. Directly attributable costs primarily comprise labor costs (including pensions), depreciation/amortization and directly attributable cost of materials. Borrowing costs are not capitalized. Impairment costs are recognized as cost of sales.

Loans and receivables

Financial assets that are classified as loans and receivables are recognized by SGL Group at amortized cost, net of any impairment losses.

Impairment of trade receivables are recognized on allowance accounts; in the case of other assets, the actual carrying amount is reduced. Receivables are derecognized if they are uncollectible. Notes receivable and interest-free or low-interest-bearing receivables due after more than one year are discounted.

Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, checks, and unrestricted deposits with original maturities of up to three months. For the purposes of the Group cash flow statement, cash and cash equivalents are composed as described above.

Deferred tax assets and deferred tax liabilities

Deferred income taxes are determined using the balance sheet liability method. Deferred tax assets and liabilities are presented separately on the balance sheet to reflect the future tax effect of timing differences between the carrying amount of assets and liabilities in the financial statements and their tax base. Deferred tax assets and liabilities are calculated on the basis of the tax rates expected to apply when the asset is realized or the liability is settled. The effects of changes in tax rates are recognized in income at the time new tax legislation is enacted. Deferred tax assets for tax loss carryforwards are only recognized if it is probable that there will be future profits against which the losses can be utilized. In the year under review and to increase the clarity of presentation of deferred taxes, we have netted further tax balances . The comparable figures for the previous year have been adjusted accordingly by €33.1 million.

Pensions and other employee benefits
SGL Group pension obligations include both defined benefit and defined contribution pension plans.

Provisions for pensions and other post-employment benefits in connection with defined benefit plans are measured using the projected unit credit method. This method takes into account known annuities and vested pension rights as at the balance sheet date as well as future expected salary and pension increases. The present value of the defined benefit obligation including future salary increases is measured at the balance sheet date at the respective interest rate for first-grade corporate bonds of a similar term. Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions are recognized directly in equity (retained earnings) in the period in which they occur. Gains and losses recognized directly in equity, together with the associated deferred taxes, are reported separately in the "Statement of recognized income and expense". The effects of the change in the treatment of actuarial gains and losses compared with 2007 are shown under "Change in accounting policies". The interest portion of the addition to pension provisions is shown separately under net financing costs.

Payments made under defined contribution plans are expensed as incurred.

Other provisions
Under IAS 37, other provisions should be recognized if an entity has a present obligation to third parties as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Non-current provisions are discounted. The accounting treatment and recognition of provisions for obligations in connection with incentive plans is described in note 27.

SGL Group recognizes provisions for environmental protection obligations as soon as an obligation of this kind is deemed to be probable and the amount of the obligation can be reasonably estimated. Potential insurance recovery payments are not deducted from these estimated liabilities, but are reported as a separate asset up to the amount of the recognized provision, providing reimbursement is virtually certain.

Product warranty provisions are expensed at the time of recognition as costs of sale. The amount of the provision is established on a case-by-case basis. It does include the actual warranty expense incurred as well as technical information concerning product deficiencies discovered in the design and test phases.

Share-based payments
SGL Group operates a number of share-based payment models that are equity-settled (Matching Share Plan, Stock Option Plan, Stock Appreciation Rights Plan and Bonus Program for Employees). SGL does not have any share-based payment plans that are cash-settled. The obligation arising from equity-settled share-based payment transactions is measured at fair value on the grant date and the fair value of the obligation is recognized as a personnel expense over the vesting period.

In the case of the Matching Share Plan, the fair value of the services received is equivalent to the bonus claim of the plan participants measured in cash. Payments under the Stock Option Plan and the SAR Plan are measured indirectly, taking into account the fair value of the equity instruments granted.

The fair value is determined using internationally recognized measurement methods (e.g. Monte Carlo model). Further information on the individual share-based payment plans can be found in note 27.

Financial liabilities

SGL recognizes financial liabilities initially at their fair value including transaction costs. In subsequent periods, financial liabilities (with the exception of derivative financial instruments) are measured at amortized cost using the effective interest method. For further information on the presentation of the convertible bond, please refer to note 21. Trade payables and other current financial liabilities are recognized at amortized cost. This amount is normally equivalent to the notional amount of the liability.

Shares of subsidiaries held by non-Group shareholders, which may be returned to the Company against payment of the market value are classified as debt in accordance with IAS 32 and are reported under financial liabilities. These liabilities are also measured at amortized cost, but do reflect the pro rata current market value of the respective Group company as of the reporting date.

c) Future changes to accounting policies

Up to the date these IFRS consolidated financial statements for the year ended December 31, 2008 were prepared, the following new or amended standards and interpretations had been published by IASB and IFRIC, although mandatory application of these standards and interpretations had not been specified for 2008 and/or the standards and interpretations had not yet been endorsed by the EU. IFRSs and IFRICs not yet endorsed by the EU have no effect on the financial statements of SGL Group.

- IFRS 8 "Operating Segments"
- IAS 1 (Revised) "Presentation of Financial Statements"
- IAS 23 (Revised) "Borrowing Costs"
- IFRIC 12 "Service Concession Arrangements"
- IFRIC 13 "Customer Loyalty Programs"
- IFRIC 15 "Agreements for the Construction of Real Estate"
- IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"
- IFRIC 17 "Distributions of Non-cash Assets to Owners"
- IFRIC 18 "Transfers of Assets from Customers"
- IFRS 3 (Revised) "Business Combinations"
- IFRS 2 (Revised) "Share-based Payment"
- IAS 32 (Revised) "Financial Instruments: Presentation" and IAS 1 (Revised) "Presentation of Financial Statements – puttable financial instruments and obligations arising on liquidation"
- IFRS amendments („Improvements to IFRSs")
- IFRS 1 (Revised) "First-time Adoption of International Financial Reporting Standards" / IAS 27 (Revised) "Consolidated and Separate Financial Statements"
- "Eligible hedged items" (Amendment to IAS 39 "Financial Instruments: Recognition and Measurement")

Of these as yet non-mandatory standards and interpretations, only IFRS 8 "Operating Segments", IAS 1 "Presentation of Financial Statements", IAS 23 "Borrowing Costs", IFRS 2 "Share-based Payments" and IFRIC 13 "Customer Loyalty Programmes" had been endorsed in EU law on the date of the preparation of the consolidated financial statements for the year ended December 31, 2008. Where relevant, SGL Group will apply the standards and interpretations from the date they become effective, using the specified date for first-time application. Apart from the required enhancement of disclosures in the consolidated financial statements, the future application of the standards and interpretations are not expected to have any material impact on the financial position and financial performance of SGL Group.

IFRS 8 "Operating Segments"

IFRS 8 will replace the IAS 14 "Operating Segments" currently in force. IFRS 8 follows the management approach in identifying reportable segments and measuring the financial data relevant to these segments. The internal information used by operating management for the purposes of assessing the performance of the segments and allocating resources therefore forms the basis for external segment reporting. IFRS 8 is to be applied for the first time in annual financial statements for periods beginning on or after January 1, 2009. First-time adoption is not expected to have any impact on the consolidated financial statements of SGL Group.

IAS 1 (Revised) "Presentation of Financial Statements"

Under the revised IAS 1 standard, the presentation of Group equity will only include changes in equity from transactions with shareholders (owner changes in equity). All non-owner changes in equity, whether recognized in income or directly in equity (other comprehensive income/loss), will be presented in a new component of the financial statements that can be prepared either in the form of an income statement and a separate statement, or as a combined statement. The revised IAS 1 is to be applied for the first time in annual financial statements for periods beginning on or after January 1, 2009. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

IAS 23 (Revised) "Borrowing Costs"

Under the revised IAS 23 standard, the option, hitherto exercised by SGL Group, to expense borrowing costs as incurred, will no longer exist. The amended standard specifies that borrowing costs that can be directly allocated to the acquisition, construction or production of qualifying assets must be capitalized. Assets are deemed to be qualified if a substantial period of time is required to prepare the asset for its intended use or sale. The capitalization of borrowing costs is mandatory for all qualifying assets, the acquisition or production of which commences on or after January 1, 2009. The revised standard must therefore be applied prospectively.

The application of this standard will improve the financial result and lead to higher capitalized costs for qualifying assets, which are depreciated or amortized over their useful lives against the operating result. From today's perspective, the first-time adoption of the changes will have no material effect on the financial statements of SGL Group

IFRIC 12 "Service Concession Arrangements"

IFRIC 12 governs the accounting treatment of rights and obligations under service concessions arrangements in which a company operates a public service on behalf of a public sector entity. IFRIC 12 is to be applied for the first time in annual financial statements for periods beginning on or after January 1, 2008. Since no company within SGL Group does own such concessions, this IFRIC has no effect on the Group.

IFRIC 13 "Customer Loyalty Programmes"

IFRIC 13 explains how companies that grant award credits (often described as "points") with the purchase of goods or services should account for their obligation to provide free or discounted goods or services when the customers redeem their award credits. IFRIC 13 is to be applied in annual financial statements for periods beginning on or after July 1, 2008. Since no company within SGL Group does award similar grant credits, this IFRIC has no effect on the Group.

IFRIC 15 "Agreements for the Construction of Real Estate"

IFRIC 15 standardizes accounting practice with regard to the recognition of income from the sale of real estate units (apartments or individual houses) by the construction company.

This interpretation becomes effective for all financial years beginning on or after January 1, 2009. Since no company within SGL Group has executed any agreements of this kind, this IFRIC has no effect on the Group.

IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

The aim of this interpretation is to clarify two issues arising under IAS 21 "The Effects of Changes in Foreign Exchange Rates" and IAS 39 "Financial Instruments: Recognition and Measurement" in connection with the accounting treatment of hedges of foreign currency risks within an entity and its foreign operations.

IFRIC 16 clarifies what should be considered a risk in hedges of a net investment in a foreign operation and where in a group of companies the hedging instrument to minimize this risk can be held, and how a company should determine the currency gain or loss from the net investment and the hedging instrument.The interpretation must be applied in annual financial statements for periods beginning on or after October 1, 2008. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

IFRIC 17 "Distributions of Non-cash Assets to Owners"

IFRIC 17 addresses how an entity should measure distributions of assets other than cash when they are used to pay dividends to its owners. IFRIC 17 must be applied in annual financial statements for periods beginning on or after July 1, 2009. Earlier application is permitted. Since SGL Group did not agree nor pay any such dividends, this IFRIC has no effect on the Group.

IFRIC 18 "Transfers of Assets from Customers"

IFRIC 18 was published in January 2009 and must be applied for the first time in the reporting period beginning on or after July 1, 2009. This interpretation provides guidance on how to account for agreements in which an entity receives an item of property, plant and equipment or cash and cash equivalents from a customer that the entity must use to connect the customer, for example to a network and/or provide the customer with ongoing access to a supply of goods or services. This interpretation must be applied prospectively. Since SGL Group did not agree to any transfers, this IFRIC has no effect on the Group.

IFRS 3 (Revised) and IAS 27 (Revised) "Consolidated and Separate Financial Statements"

In January 2008, IASB published the revised versions of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements". The most significant change is the accounting treatment of acquisitions in which the proportion of shares acquired in the target entity is less than 100%. The new version includes an option for full capitalization of the goodwill arising on an acquisition in accordance with the "full goodwill method", i.e. a method that includes the portion attributable to the minority interest. In addition, the partial acquisition or disposal of investments without a loss of control should be recognized directly in equity as transactions between equity owners. In addition all acquisition-related costs have to be expensed. The application of these amended standards is mandatory for business combinations for which the acquisition is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. The carrying amounts of all assets and liabilities arising from business combinations before the mandatory application date for the revised IFRS 3 do not need to be restated; application will only affect future company transactions. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

IFRS 2 (Revised) "Share-based Payment"
IASB also published an amendment to IFRS 2 "Share-based Payment" in January 2008. The amendment clarifies that vesting conditions are just service conditions or performance conditions. It also specifies that the accounting rules on premature termination of plans apply regardless of whether the plan is terminated by the entity itself or by another party. Application of the amended standard is mandatory for annual periods beginning on or after January 1, 2009; earlier application is permitted. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

IAS 32 (Revised) "Financial Instruments: Presentation" and IAS 1 (Revised) "Presentation of Financial Statements – puttable financial instruments and obligations arising on liquidation"
The amendments largely relate to the classification of certain types of financial instrument as equity or a financial liability. Additional disclosures are also required for the financial instruments affected by these changes. Application of the amendments is mandatory for annual financial statements for periods beginning on or after January 1, 2009; earlier application is permitted. First-time adoption is not expected to have any impact on the consolidated financial statements of SGL Group.

IFRS amendments („Improvements to IFRSs")
In May 2008, IASB published "Improvements to IFRSs" – a batch standard covering amendments to various International Financial Reporting Standards (IFRSs) to implement a collection of minor, non-urgent, but necessary changes to existing standards that do not form part of a separate large project.

Most of the changes must be applied in financial years beginning on or after January 1, 2009. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

IFRS 1 (Revised) "First-time Adoption of International Financial Reporting Standards" and IAS 27 (Revised) "Consolidated and Separate Financial Statements"
These amendments introduce exemptions for the separate financial statements prepared by entities adopting IFRS for the first time. For the first-time measurement of subsidiaries, joint ventures and associates in the opening balance sheet, the deemed cost can be based on the fair value or the carrying amount in accordance with previously applied accounting principles. It should be noted that the definition of the acquisition cost method in IAS 27 has been eliminated so that dividends have to be recognized as income by the acquiring company. Application of the amendments is mandatory for financial years beginning on or after January 1, 2009; earlier application is permitted. First-time adoption will not have any impact on the consolidated financial statements of SGL Group.

"Eligible hedged items" (Amendment to IAS 39 "Financial Instruments: Recognition and Measurement")
In July 2008, IASB published "Eligible hedged items (Amendment to IAS 39 Financial Instruments: Recognition and Measurement)". The amendment clarifies how the existing principles underlying hedge accounting are to be applied in two special situations: the designation of inflation risks in a hedged item and the designation of a one-sided risk in a hedged item. The amendment must be applied retrospectively for financial years beginning on or after July 1, 2009; earlier application is permitted. Currently, the Company is assuming that the application of the revised version, if adopted by the EU in this form, will not have any material impact on the presentation of SGL Group's financial statements.

1.6 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In certain circumstances, the preparation of the financial statements requires that management make judgments, estimates and assumptions regarding the amount of assets, liabilities and provisions, the disclosure of contingent assets and liabilities and the amounts of income and expense to be reported. There are a great number of factors that may mean these forecasts and estimates do not materialize, with a resulting adverse impact on the consolidated financial statements. These factors range from unexpected changes in economic, political and social circumstances, the competitive environment, interest rates and exchange rates, and changes in environmental and other legislation, through to events that occur within and around Group companies and acquisitions. The Company always makes assumptions and estimates to the best of its knowledge and belief so that it can present a true and fair view of the financial position and financial performance of the Group.

Significant accounting judgments, estimates and assumptions used when preparing the consolidated financial statements are discussed below:

In construction **contracts, sales revenue is recognized** in individual cases using the percentage-of-completion method. In this method, it is crucial to estimate the stage of completion. Estimates are made primarily with respect to the total contract revenue, the total contract costs and the costs and contract risks incurred up to the time of completion. SGL Group regularly reviews all estimates and adjusts them if necessary.

Allowances on doubtful **trade receivables and other receivables** primarily comprise estimates and assumptions on individual receivables based on the creditworthiness of the particular customer, the current economic conditions and the analysis of historical bad debts on a portfolio basis. Please refer to note 14 for further clarification.

The measurement of **property, plant and equipment and intangible assets** involves estimates to determine fair value on the date of acquisition if the assets are acquired as part of a business combination. Furthermore, the expected useful life of the assets must be estimated. The determination of the fair values of assets and liabilities as well as the useful lives of the assets is based on the judgment of management.

Impairment of assets

Goodwill is not amortized, but is subject to an impairment test at least once a year. Determination of the recoverable amount for a Business Unit to which the goodwill is allocated depends on estimates made by management. The recoverable amount is the higher of fair value less costs to sell and value in use. SGL Group determines these values using measurement methods based on discounted cash flows. These discounted cash flows are themselves based on five-year plans for the individual Business Units that have been prepared using a bottom-up approach and that have been approved by the Board of Management of SGL Group. These plans are based on internal expectations and assumptions checked against external information or objectively determined with external data for the purposes of determining fair value. For each year in the plan and each Business Unit, the plan includes budgeted unit sales, sales revenue and cost planning together with the associated projected profit from operations and cash flows. In a first step, sales revenue and profit trends are budgeted at product or product group level, based on expected market, economic, and competitive trends for the subsequent five years. In a second step, these budgets are then aggregated for each Business Unit. After the fifth year in the plan, cash flows are extrapolated using individual growth rates. The most significant assumptions on which the determination of fair value less costs to sell and value in use is based, include estimated growth rates, weighted average cost of capital and tax rates.

These assumptions and the underlying methodology may have a significant impact on each value and, ultimately, on the amount of any impairment loss applied to goodwill. When property, plant and equipment and intangible assets are tested for impairment, determination of the recoverable amount for the asset concerned is also dependent on estimates made by management. Again, this may have the significant impact on each value and, ultimately, on the amount of any impairment loss applied.

Share-based payment
In SGL Group, the costs of granting equity instruments to employees are measured at the fair value of these equity instruments on the grant date. In order to estimate the fair values, the appropriate measurement process needs to be defined. In addition, the appropriate data to be used in the measurement process, such as presumable maturity and volatility and the respective assumptions need to be defined. The assumptions and related processes for estimating the fair value of share-based payments are discussed in detail in note 27.

Deferred taxes
The future utilization of deferred tax assets (and therefore of the recoverability of these assets), including deferred tax assets in respect of tax loss carryforwards, depends on taxable income in the foreseeable future. The recoverability of the carrying amount for deferred tax assets is tested at every balance sheet date. This assessment of recoverability of deferred tax assets depends on management estimates and expectations. Further information can be found in note 17.

Provisions and contingent liabilities
If management decides there has been a change in the probability that a present obligation will materialize, or a change in the date of settlement, this may result in a change to the amount of a provision or may mean that a hitherto unrecognized contingent liability needs to be recognized on the balance sheet.

Pensions and other employee benefits
Obligations for pensions and other employee benefits are measured in accordance with actuarial techniques. These measurements are based on key assumptions, including the discount rate, expected long-term return on plan assets, salary increases, mortality rates, and rates of increase for health provision after employees enter retirement. The discount rates used reflect interest rates prevailing on the balance sheet date for high-quality fixed-interest investments with corresponding maturities. The expected long-term return on plan assets is determined on a standardized basis taking into account the portfolio structure and long-term historical rates of return. As a result of market fluctuations and changes in the economic situation, actual trends may turn out to be different from the underlying assumptions and this may have a material impact on the obligation for pensions and other employee benefits. Further information can be found in note 19.

2. ACQUISITIONS AND SCOPE OF CONSOLIDATION

In the financial years 2008 and 2007, SGL carried out a range of acquisitions. These acquisitions were included in SGL Group's consolidated financial statements from the acquisition date using the acquisition method.

a) Acquisitions in 2008
SGL Group started a joint venture on February 15, 2008 in Benteler SGL GmbH & Co. KG, Paderborn, a 50% investment, which is included in the consolidated financial statements using the equity method. The objective of the joint venture is to develop, manufacture and market components for the automotive industry on the basis of carbon fiber reinforced composites (CFC).

In mid-September, SGL completed the acquisition of 51% of the shares in Abeking & Rasmussen Rotec GmbH & Co. KG, Germany (hereafter "SGL Rotec"), one of the leading independent rotor blade manufacturers for wind power plants. Following approval from the antitrust regulator, SGL Rotec GmbH & Co. KG was included in the consolidated financial statements as a subsidiary from September 19, 2008 and is being integrated into the CFC Business Unit. As of the acquisition date September 19, 2008 until December 31, 2008, SGL Rotec contributed to the Group result with a slightly negative operating result (due largely to additional write-downs on assets identified and recognized as part of the purchase price allocation). Based on the final purchase price allocation, an amount of €3.0 million was recorded as goodwill. The breakdown of the fair value of identifiable assets and liabilities in SGL Rotec GmbH & Co. KG on the date of acquisition is as follows:

in €m	Fair value on date of acquisition	Carrying amounts
Assets		
Other intangible assets	24.9	0.0
Property, plant and equipment (note 9)	14.5	5.1
Investments in equity-accounted companies (note 10)	7.0	0.0
Inventories	8.4	8.4
Other assets	6.7	6.0
Cash and cash equivalents	1.7	1.7
Liabilities		
Provisions	3.5	3.5
Interest-bearing loans	11.5	11.5
Trade payables	2.1	2.1
Other liabilities	1.6	1.6
Other liabilities (minority interest)	23.0	0.0
Deferred tax liabilities	0.0	0.0
Net assets	**21.5**	**2.5**

The goodwill is mainly due to synergies and additional market opportunities exceeding the prospects of SGL Group without the acquisition.

Other intangible assets break down as follows:

	in €m	Estimated useful life Years
Brand names	6.1	indefinite
Customer agreements	1.6	4
Customer base/relationships	15.7	20
Technical expertise	1.1	3
Other	0.4	1
Total	24.9	

b) Acquisitions in 2007

In March 2007, SGL Group entered into a joint venture with Lenzing AG to secure the long-term supply of raw materials for the manufacture of carbon fibers. This joint venture, in which SGL Group holds a 44% stake, operates under the name of European Precursor GmbH. The company is accounted for using the equity method. The Joint Venture will produce a special kind of polyacrylnitrile fiber (a so-called PAN precursor), which is the base material for carbon fibers.

On May 24, 2007, SGL Group and Tokai Carbon Co. Ltd., Japan, established SGL Tokai Process Technology, Ltd., Singapore, and contributed shares of existing companies. This company produces and sells products of the Process Technology business line for the Far Eastern market, specifically China, Japan and South Korea. SGL Carbon SE holds 51%, and Tokai Carbon Co. Ltd. 49% of the shares in this company. For its part, Tokai Carbon Co. Ltd. transferred to the company its 100% shareholding in Graphite Chemical Engineering Co., Ltd., Japan, (GCE). SGL Tokai Process Technology, Ltd. and GCE were consolidated from June 1, 2007.

On June 4, 2007, SGL Group signed a joint venture agreement with the Chinese graphite producer Shanxi Quanhai Graphite Co. Ltd., based in Shanxi, central China, to establish SGL Quanhai Carbon (Shanxi) Co. Ltd., Shanxi, for the production of special graphite in China.

Following approval by the relevant government authorities in China, the company was consolidated from July 1, 2007 onward. SGL Group holds 75% of the shares in the new company. On October 1, 2007, SGL acquired all the shares in "Dr. Schnabel GmbH & Co KG", a leading manufacturer of fluorine plastic apparatus for corrosion protection, based in Limburg an der Lahn, Germany. This company was included in the consolidated financial statements from this date. Dr. Schnabel GmbH & Co. KG has the benefit of innovative expertise and, using fluorine plastic (polytetrafluoroethylene, PTFE), produces lined pipes, hoses, bellows, vessels, columns (apparatus for transferring heat and materials) and heat exchangers. These products are highly resistant to corrosion and are used primarily in installations in the electronics, pharmaceuticals, chemicals and petrochemicals industries.

On October 24, 2007, SGL Group signed a contract to acquire all shares in epo GmbH based in Willich, Germany, a leading European manufacturer of carbon fiber composite materials, thereby strengthening its core competency in high-performance materials. The company, renamed to SGL epo GmbH, was consolidated from December 2007.

On November 28, 2007, SGL Group signed an agreement with Aldila Inc. to acquire 50% of the shares in Carbon Fiber Technology (CFT) LLC, Evanston, Wyoming, USA, a joint venture set up to manufacture carbon fibers, and thereby increased its shareholding in CFT to 100%. SGL Group and Aldila Inc. had each held a 50% shareholding in the joint venture since 1999. The company was accounted for using the equity method up to November 30, 2007, but was then consolidated from December 2007 onward.

c) Other changes in the consolidated group

In 2008, the companies SGL Technologies Zweite Beteiligung, Meitingen and SGL Carbon Holding SAS, Paris, were established. Both holding companies are consolidated.

Effective December 31, 2007, M.G.P. LLC in Sinking Spring, Pennsylvania, USA, was merged with SGL Carbon LLC, Charlotte, North Carolina, USA. In 2007, the companies SGL Technologies Beteiligung GmbH and SGL Technologies Composites Holding GmbH, both domiciled in Meitingen, were established. Both holding companies are consolidated.

CONSOLIDATED INCOME STATEMENT DISCLOSURES

See note 26 for a breakdown of sales revenue by business segment.

3. COST OF SALES, SELLING EXPENSES, RESEARCH AND DEVELOPMENT COSTS, GENERAL AND ADMINISTRATIVE EXPENSES

In the 2008 fiscal year, the cost of sales in percent of revenue climbed from 65.1% to 66.5%. This increase is mainly due to the higher costs for raw materials and energy. Total costs of sales rose by 19.9%, from €893.4 million to €1,071.4 million.

In 2007, SGL Group received payments amounting to €10.2 million under its business interruption insurance in connection with damages at two locations. Given the compensatory nature of these payments, the amounts concerned were reported as a reduction of cost of sales.

Selling expenses increased by €18.4 million year-on-year. The increase of 12.8% was primarily the result of increased sales activity. There was a disproportionately high increase in shipping costs as a result of the volatile crude oil and energy prices.

Our distribution structures are based largely on a close cooperation with our customers in order to be able to enhance the features of our products and their usefulness for our customers. New products and product applications are developed in close cooperation with existing and potential clients. Marketing expenses in connection with the launch of new products play a less important role.

Our intensified research and development activities are reflected in R&D expenses, which rose by €5.9 million (19.5%) to €36.2 million, up from €30.3 million in 2007. Safeguarding the future competitiveness of SGL Group requires stepping up the technological development of the existing product portfolio and creating new market and technology potential. The R&D expenses reported include the costs associated with SGL Group endowed professorship for Carbon Composites at the Technical University of Munich.

In the year under review, general and administrative expenses rose by €9.8 million, or 17.0%, year-on-year. A share of €3.8 million of this increase was attributable to the first-time consolidation of companies during 2007 and 2008. Personnel and administrative expenses incurred in connection with the build-up of a production site in Malaysia increased by €2.3 million year on year. In 2008, an increased expense resulted from our share-based remuneration program (matching shares plan and stock appreciation rights) owing to a higher valuation of the tranches in 2008 compared with the previous year because of the significant rise in the SGL share price.

Additional disclosures in connection with the nature-of-expense method are provided below.

Cost of materials

in €m	2008	2007
Cost of raw materials, supplies and purchased goods	338.8	248.5
Cost of purchased services	85.7	106.6
	424.5	355.1

In the function-of-expense method, the cost of materials is included in the cost of sales.

Personnel expenses

in €m	2008	2007
Wages and salaries (including bonus)	302.3	271.9
Social security contributions, post-employment and other employee benefit costs (thereof for pensions: 2008 €23.7 million; 2007 €20.8 million)	67.3	58.5
	369.6	330.4

Depreciation and amortization

Due to the sharp increase in the volume of capital expenditure in 2008, or when compared to the capital investment projects concluded in 2007 and 2008, the total depreciation and amortization expense on non-current assets of €54.4 million was above the 2007 figure of €49.3 million. Amortization of intangible assets in the amount of €5.0 million (2007: €4.0 million) relates primarily to the capitalized development costs for the SAP software specifically adapted to SGL Group in the amount of €2.6 million. Depreciation of property, plant and equipment totaled €49.4 million in 2008 (2007: €45.3 million). The expected useful lives were again reviewed in 2008 and adjusted if necessary. No significant impairment losses were recognized in 2008.

The high level of capital expenditure in 2008 had little or no immediate impact on the amount of depreciation in 2008, because depreciation is recognized once new plant and equipment is completed and available for use.

Personnel expenses, depreciation and amortization expense are included in all functional costs, such as the cost of sales, selling expenses, research and development costs, and general and administrative expenses.

Human resources

As at the balance sheet data, the Group employed 6,500 people (2007: 5,862). The strong rise in headcount by 638 employees in 2008 it is partially due to the first-time consolidation of SGL Rotec (+174 employees). In addition, the growth of our business required hirings especially in Asia (+197 employees), but also in Europe, including Germany (+153 employees) and North America (+114 employees). The table below provides an overview of the number of employees by region:

	December 31, 2008	December 31, 2007
Germany	2,577	2,245
Rest of Europe	1,962	1,967
North America	1,380	1,266
Asia	581	384
Total	**6,500**	**5,862**

The average number of employees in the individual functional areas in 2007 was as follows:

	2008	2007
Production and auxiliary plants	4,428	3,908
Sales and marketing	522	484
Research	278	248
Administration, other functions	941	813
	6,169	**5,453**

4. OTHER OPERATING INCOME AND EXPENSES

Other operating income

in € m	2008	2007
Currency hedges, exchange-rate gains	29.1	14.2
Gains on the sale of property, plant and equipment and intangible assets	4.5	0.9
Insurance recovery income	2.9	2.1
Special income from the reversal of provisions	2.7	6.4
Income from written-down receivables	1.5	0.9
Other operating income	10.3	5.5
Total	**51.0**	**30.0**

Other operating expenses

in €m	2008	2007
Currency hedges, exchange-rate losses	13.6	8.5
Losses on the sale of property, plant and equipment and intangible assets	1.3	2.0
Additions to provisions	0.6	1.5
Restructuring costs	0.0	4.4
Other operating expenses	3.7	2.8
Total	**19.2**	**19.2**

Currency translation gains and losses arising from the measurement of receivables and liabilities denominated in a currency other than the functional currency of the reporting entity at the closing rate are presented in their gross amounts under other income or other expense, just like allocated gains and losses from derivative currency hedges. The increase in the year under review documents the success of the hedging transactions against the high volatility of foreign currencies in 2008. Compared to 2007, currency gains rose by €14.9 million to €29.1 million, and currency losses increased by €5.1 million to €13.6 million. As in the previous year, insurance recovery income was recognized in the amount of €2.9 million (2007: €2.1 million) due to compensation received in 2008 for damage to a production facility. Gains from the reversal of provisions related to provisions recognized in previous years for a dispute regarding social security contributions. Gains from the disposal of property, plant and equipment of €4.5 million in 2008 primarily refers to a transfer of land to the local authorities as part of an infrastructure improvement project. Gains from written-down receivables relates to receipt of an impaired receivable. Other operating income in 2008 contained a total of €3.5 million for a compensation payment related to energy transfer fees.

5. NET FINANCING COSTS

in €m	2008	2007
Income from investments accounted for using the equity method	**0.4**	**1.3**
Interest on other securities, other interest and similar income	**7.4**	**6.7**
Interest on borrowings and other interest expense*	-19.7	-22.3
Interest component of additions to provisions for pensions and other employee benefits	-14.8	-13.9
Interest cost component on convertible bond*	-7.5	-4.5
Interest expense	**-42.0**	**-40.7**
Interest expense, net	**-34.6**	**-34.0**
Amortization of refinancing costs (non-cash)*	-1.7	-1.7
Foreign currency valuation of Group loans	-12.5	0.7
Write-down of refinancing costs, losses from early repayment*	0.0	-10.7
Early repayment costs for high-yield bond*	0.0	-20.1
Other financial income and expenses	1.3	-0.9
Other financing costs	**-12.9**	**-32.7**
Net financing cost	**-47.1**	**-65.4**

* Total interest expense from financial instruments was €28.9 million (2007: €59.3 million).

Please refer to note 10 for detailed information on income from companies accounted for using the equity method.

Interest income increased to €7.4 million from €6.7 million in 2006 owing to the higher average balance of cash and cash equivalents. Interest expense declined to €19.7 million, a year-on-year decrease of €2.6 million. This reduction was primarily the result of the refinancing concluded in May 2007. Additional interest expense due to the new financing agreements for the new production site in Malaysia had a contrasting effect.

In addition to the cash coupon of 0.75% per annum, IFRS requires the recognition of a non-cash imputed interest cost component on the convertible bonds. The calculation performed in May 2007 assumed a comparable market discount rate of 5.8% per annum. This is the rate at which SGL Group would have been able to secure alternative financing. In fiscal 2008, this resulted in a non-cash interest cost expense of €7.5 million, which amounted to €4.5 million for the pro rata period in 2007.

At €14,8 million, the interest portion of the allocation to pension provisions was slightly higher in 2008 than in 2007 (€13.9 million) due to increased discount rates. Please refer to note 19 for further details.

For the first time in 2008, currency translation gains and losses resulting from the financing of subsidiaries were presented separately due to the significant amounts involved. The expenses of €12.5 million in 2008 (2007: income of €0.7 million) comprise in particular the currency translation gains and losses on Group loans to foreign subsidiaries. Along with the gains and losses from currency hedging, this figure also included the measurement gains and losses on the closing date resulting from translating liabilities from subsidiaries denominated in euros to their respective functional currencies, which led to non-cash expenses of €10.8 million in 2008, while in 2007 an income of €1.7 million was recognized. Other financial income and expenses comprises the gains and losses on market valuation of our interest rate hedges in the amount of €2.3 million (2007: €2.3 million). The other financing costs in 2007 included the one-time costs of the refinancing in May 2007 in the amount of €32.7 million, comprising costs of €20.1 million in connection with the early repayment of the 2004 high-yield bond and the write-down of €10.7 million on the derecognition of the high-yield bond and bank liabilities from 2004 (write-off of the remaining unamortized refinancing costs).

6. INCOME TAXES

Under the provisions of the German 2008 Business Tax Reform Act, which has to be applied by the German companies for the first time for the year under review, German corporations are subject to a 15% corporate income tax on both distributed and undistributed profits. Further, a solidarity surcharge of 5.5% is levied on the corporate income tax rate. This results in an overall corporate income tax rate of 15.8% for 2008 (2007: 26.4%). In addition, German corporations are subject to trade tax. The trade tax rate depends on the municipalities where the business operations are located. Since the trade tax is not tax deductible as a business expense as of fiscal 2008, the average trade tax rate for German companies is 2008 13.3% (2007: 12.0%). This results in an income tax rate of 29.1% (2007: 38.4%) on average for German companies. The utilization of the tax losses carried forward is still restricted to 60% of the taxable income for the current year. However, tax losses carried forward may be set off against the first €1 million of taxable income in a given year without restriction for both corporate income tax and trade tax purposes. Deferred taxes of German companies are valued at a rate of 29.1%.

The income tax rate for US companies is 2008 40.3% (2007: 38.2%). Other foreign companies in the Group are subject to lower income tax rates. In 2008, these were as follows: 30.0% in Spain (2007: 32.5%); 27.5% in Italy (2007: 33.0%); 33.3% in France (2007: 33.3%); 30.9% in Canada (2007: 32.0%); 28.0% in the United Kingdom (2007: 30.0%); 25.0% in Austria (2007: 25.0%); and 19.0% in Poland (2007: 19.0%).

The breakdown of tax income and expense is as follows:

in € m	2008	2007
Current income tax expense		
Germany	–8.1	–4.6
Other countries	–40.8	–35.4
Deferred taxes		
Germany	–4.8	–2.2
Other countries	–14.6	–17.0
	–68.3	–59.2

In the year under review, the tax expense increased to €68.3 million (2007: €59.2 million) and therefore resulted in a tax rate of 26.4% (2007: 30.6%) on profit before tax of €258.7 million (2007: €193.0 million).

Tax payments amounted to €42.3 million in 2008 (2007: €31.2 million). The cash tax ratio as measured by these tax payments against profit before tax was a low 16.2% (2007: 16.5%) primarily as a result of the usage of tax loss carryforwards in the US and Germany.

The tax expense reported differs from the tax expense calculated on the basis of a 29.1% tax rate as follows:

in € m	2008	2007
Profit before tax	**258.7**	**193.0**
Expected income tax expense at 29.1% (2007: 38.4%)	**75.3**	**74.1**
Adjustments to expected tax expense		
Income adjustments	5.1	2.7
Change from expected tax rate	-1.6	-10.1
Change from foreign tax rates	0.5	7.3
Change in loss carryforwards and valuation allowances	-11.2	-13.2
Tax effects from equity investments	-0.3	-0.4
Tax income from prior years	1.0	-0.3
Other	-0.5	-0.9
= Income tax expense according to the consolidated income statement	68.3	59.2

The income adjustments relate primarily to tax-free income, non-deductible operating expenses, and adjustments for the purpose of calculating German trade tax. The reduction to reflect the different tax rate takes account of the effects of withholding taxes and minimum taxes as well as of taxation differences in other countries as a result of varying tax liabilities. The expected tax liability outside Germany was hardly lower than the expected tax rate of 29.1% (2007: 38.4%) in Germany, which gave rise to a lower tax rate differential compared to the previous year of €-2.5 million in 2008 (2007: €-11.0 million). The change in tax losses carried forward and valuation allowance on deferred taxes was mainly attributable to the additional recognition of deferred tax assets on losses carried forward in Germany. The difference to the previous year amounted to €5.9 million, and was due in part to the increase in tax losses carried forward in Germany based on changes to tax assessments for prior years.

7. EARNINGS PER SHARE (EPS)

Reconciliation of basic and diluted earnings per share

in €m	2008	2007*
Numerator for basic earnings per share (proportion of net income attributable to the shareholders of the parent company)	189.6	133.5
plus: Increase in profit equivalent to convertible bond interest expense	6.8	4.1
Numerator for diluted earnings per share (proportion of net income attributable to the shareholders of the parent company, assuming full conversion)	**196.4**	**137.6**
Denominator for basic earnings per share (weighted average number of shares)	64,402,119	63,550,463
Potential dilutive securities		
Convertible bond	5,476,451	2,555,677
Share-based payment plans (see note 27)	128,339	206,974
Stock Appreciation Rights (see note 27)	599,380	779,222
Denominator for diluted earnings per share (adjusted weighted average, assuming full conversion)	**70,606,289**	**67,092,336**
Basic earnings per share	2.94	2.10
Diluted earnings per share	2.78	2.05

* Prior-year comparatives adjusted. Please refer to note 1.5.

The figure for basic earnings per share is calculated by dividing the net profit for the year attributable to SGL Carbon SE shareholders (2008: €189.6 million; 2007: €133.5 million) by the weighted average number of outstanding shares for the financial year (2008: 64,402,119 shares; 2007: 63,550,463 shares). The weighted average number of outstanding shares is determined from the number of outstanding shares as at January 1 and the addition of outstanding shares in connection with capital increases in the course of the year (see note 18).

Instruments that could have a dilutive effect on earnings per share were also taken into account. This included share-based payments and the convertible bond (see note 21). Adjusted for the interest cost on the convertible bond, the consolidated after-tax profit for the year in 2008 would have increased by €6.8 million to €196.4 million (2007: €+4,1 million to €137.6 million). The number of dilutive shares in 2008 increased by 5,476,451 (2007: 5,476,451 shares) in connection with the convertible bond (2008: 5,476,451 shares when weighted; 2007: 2,555,677 shares when weighted). In 2007, the shares were weighted pro rata temporis, while in 2008 the shares were weighted over the entire fiscal year.

The dilution calculation needs to take into account the possible exercising of 206,051 stock options (2007: 352,500) and 1,139,417 (2007: 1,555,107) stock appreciation rights (727,719 on a weighted basis for 2008; 2007: 986,196) under share-based payment programs. This does not impact the consolidated net profit for the year. A total of 70,606,289 (2007: 67,092,336) shares are used for the calculation of diluted earnings per share in 2008.

See note 27 for the number of the stock appreciation rights granted in 2009. See note 18 for further information on the approved capital increase in January 2009 regarding the issue of new shares to employees . Please refer to note 21 for details on the convertible bond.

CONSOLIDATED BALANCE SHEET DISCLOSURES

8. INTANGIBLE ASSETS

in € m	Industrial rights, software and similar rights	Customer relationships	Capitalized development costs	Goodwill	Total
Historical cost					
Balance as at January 1, 2008	**49.6**	**0.0**	**3.4**	**96.1**	**149.1**
Change in scope of consolidation	7.6	17.3	0.0	3.0	27.9
Foreign currency translation	0.1	0.0	0.0	-3.5	-3.4
Reclassifications	0.5	2.5	0.0	0.0	3.0
Additions	2.5	0.0	0.0	0.0	2.5
Disposals	-0.2	0.0	-0.2	0.0	-0.4
Balance as at December 31, 2008	**60.1**	**19.8**	**3.2**	**95.6**	**178.7**
Cumulative amortization					
Balance as at January 1, 2008	**29.8**	**0.0**	**0.0**	**0.0**	**29.8**
Foreign currency translation	0.0	0.0	0.0	0.0	0.0
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	4.7	0.3	0.0	0.0	5.0
Disposals	-0.2	0.0	0.0	0.0	-0.2
Balance as at December 31, 2008	**34.3**	**0.3**	**0.0**	**0.0**	**34.6**
Net carrying amount as at December 31, 2008	**25.8**	**19.5**	**3.2**	**95.6**	**144.1**
Historical cost					
Balance as at January 1, 2007	**43.8**	**0.0**	**2.4**	**63.9**	**110.1**
Change in scope of consolidation	4.2	0.0	0.0	37.1	41.3
Foreign currency translation	-0.6	0.0	0.0	-4.9	-5.5
Reclassifications	0.4	0.0	0.0	0.0	0.4
Additions	1.8	0.0	1.0	0.0	2.8
Disposals	0.0	0.0	0.0	0.0	0.0
Balance as at December 31, 2007	**49.6**	**0.0**	**3.4**	**96.1**	**149.1**
Cumulative amortization					
Balance as at January 1, 2007	**26.3**	**0.0**	**0.0**	**0.0**	**26.3**
Foreign currency translation	-0.5	0.0	0.0	0.0	-0.5
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	4.0	0.0	0.0	0.0	4.0
Disposals	0.0	0.0	0.0	0.0	0.0
Balance as at December 31, 2007	**29.8**	**0.0**	**0.0**	**0.0**	**29.8**
Net carrying amount as at December 31, 2007	**19.8**	**0.0**	**3.4**	**96.1**	**119.3**

Additions to acquired intangible assets from changes to the scope of consolidation relate primarily to the customer relationships acquired with SGL Rotec. Please see note 2 for additional information on the acquisition.

The acquired intangible assets include carrying amounts of €6.1 million (2007: €0.0 million) that are not subject to amortization. These relate to the Rotec brand. SGL Group assumes that the brand has an indefinite useful life due to its being a corporate brand name.

Industrial rights, software and similar rights mainly comprise purchased and internally developed IT software. Additions in the year under review primarily reflect the integration of additional companies into the standard group-wide SAP system (SGL-ONE) in the amount of €1.1 million. Of this amount, a total of €0.5 million of own work was capitalized in connection with the SGL-ONE project in 2008 (2007: €0.8 million). Together with the capitalized development costs shown separately and which do not include the costs for the development of software (SGL-ONE), internal development costs of €0.5 million were therefore capitalized in 2008 (2007: €1.8 million).

In accordance with IFRS 3, goodwill is not amortized. SGL Group tests goodwill for impairment at least annually in conformity with IFRS, using the procedure described in note 1.5. In 2008, the basic assumptions upon which the calculation of the recoverable amounts for the business units to which goodwill has been allocated was based included growth rates for the established business units (PP and GMS) of 1.0% (2007: 1.0%) and 2% (2007: 3.0%). The growth rates for PP and GMS reflect the long-term average growth trends for these businesses. A higher average growth rate is likely in future in CFC where many of the products are only at the beginning of their life cycle. Discount rates after taxes of 10.5% for PP, 9.9% for GMS, and 9.7% for CFC were applied in 2008. In 2007, a uniform discount rate of 10.2% after taxes was applied to all business units.

When calculating the weighted average cost of capital (WACC), the following parameters, which were determined for each business unit on the basis of a peer group, were used in addition to the market risk premium of 4.75% (2007: 4.5%): a 5-year monthly beta of 1.58 for PP, 1.45 for GMS, and 1.43 for CFC and a maturity equivalent risk adjusted debt rate of 7.6% as well as the respective financing structure of the peer group. In 2007, a uniform 24-month beta of 1.4 and a maturity equivalent risk adjusted debt rate of 6.5% were applied for all business units along with the financing structure of the peer group. Write-downs as a result of the goodwill impairment test were not required. Goodwill is assigned to the business units as follows: PP, €10.6 million (2007: €11.8 million); GMS, €19.1 million (2007: €18.7 million); and CFC, €65.9 million (2007: €65.6 million).

The Rotec brand was allocated to the CFC Business Unit at a carrying amount of €6.1 million.

9. PROPERTY, PLANT AND EQUIPMENT

in € m	Land, land rights and buildings	Plant and machinery	Office furniture and equipment	Advance payments and assets under construction	Total
Historical cost					
Balance as at January 1, 2008	**331.9**	**1,036.0**	**85.4**	**102.1**	**1,555.4**
Change in scope of consolidation	12.1	0.7	1.6	0.1	14.5
Foreign currency translation	-7.7	-15.4	-0.9	-7.1	-31.1
Reclassifications	8.8	79.0	1.7	-90.0	-0.5
Additions	6.4	45.7	4.4	180.5	237.0
Disposals	-0.2	-5.8	-2.6	-0.4	-9.0
Balance as at December 31, 2008	**351.3**	**1,140.2**	**89.6**	**185.2**	**1,766.3**
Cumulative depreciation					
Balance as at January 1, 2008	**202.2**	**829.7**	**74.0**	**0.0**	**1,105.9**
Foreign currency translation	-2.7	-10.2	-0.4	0.0	-13.3
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	6.2	39.6	3.6	0.0	49.4
Disposals	0.0	-5.8	-2.6	0.0	-8.4
Balance as at December 31, 2008	**205.7**	**853.3**	**74.6**	**0.0**	**1,133.6**
Net carrying amount as at December 31, 2008	**145.6**	**286.9**	**15.0**	**185.2**	**632.7**
Historical cost					
Balance as at January 1, 2007	**315.1**	**1,005.1**	**84.2**	**36.6**	**1,441.0**
Change in scope of consolidation	10.4	12.0	0.7	2.5	25.6
Foreign currency translation	-4.3	-16.3	-0.8	-1.7	-23.1
Reclassifications	2.7	0.0	0.0	-0.4	2.3
Additions	8.3	49.7	4.1	65.6	127.7
Disposals	-0.3	-14.5	-2.8	-0.5	-18.1
Balance as at December 31, 2007	**331.9**	**1,036.0**	**85.4**	**102.1**	**1,555.4**
Cumulative depreciation					
Balance as at January 1, 2007	**197.9**	**819.6**	**74.5**	**0.1**	**1,092.1**
Foreign currency translation	-1.1	-12.7	-0.6	0.0	-14.4
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	5.7	36.9	2.8	-0.1	45.3
Disposals	-0.3	-14.1	-2.7	0.0	-17.1
Balance as at December 31, 2007	**202.2**	**829.7**	**74.0**	**0.0**	**1,105.9**
Net carrying amount as at December 31, 2007	**129.7**	**206.3**	**11.4**	**102.1**	**449.5**

Capital expenditure on property, plant and equipment increased to €237.0 million in the year under review, an increase of €109.3 million on the 2007 figure of €127.7 million. In addition to €60.9 million invested in building up the production site in Banting, Malaysia, capital spending of €54.3 million in 2008 focused on the expansion of fiber capacity at Inverness (UK) and Evanston (USA). At the site in Gardena (USA), SGL Group invested €25.6 million in automation technologies.

As a result of the strong increase in capital expenditure in 2008, current depreciation on property, plant and equipment of €49.4 million was above the 2007 figure of €45.3 million. The high level of capital expenditure in 2008 had little or no immediate impact on the amount of depreciation in 2008, because depreciation is only recognized once new plant and equipment is completed and available for use. As in 2007, there were no impairment losses in 2008.

Capitalized amounts under finance leases included within "Land, land rights and buildings" as well as "Plant and machinery" amounted to €3.7 million at December 31, 2008 (2007: €1.7 million).

10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The investments accounted for using the equity method are those in DONCARB GRAPHITE OOO (Doncarb) in the Russian Federation, SGL TOKAI CARBON Ltd. (STS) in China, European Precursor GmbH in Kelheim, Germany, Benteler SGL Verwaltungs-GmbH, Paderborn, and Benteler SGL GmbH & Co KG, Paderborn.

Investments accounted for using the equity method increased by €6.0 million as of December 31, 2008 from a year earlier, mainly due to the company PowerBlades GmbH which was acquired as part of the initial consolidation of SGL Rotec. Except for PowerBlades which has a financial year ending March 31, all remaining companies accounted for using the equity method report as of December 31, 2008.

Key performance indicators for these companies are as follows:

SGL portion in €m	PowerBlades** 49%	EPG 44%	Benteler 50%	STS 51%	Doncarb 50%
Sales revenue*	8.0	3.3	0.0	24.3	2.5
Expenses*	10.8	3.6	1.6	21.4	2.1
Profit for period*	-2.8	-0.3	-1.6	2.9	0.4
Current assets*	10.2	0.2	0.8	25.6	2.3
Non-current assets*	2.6	37.7	0.0	4.4	0.1
Assets*	12.8	37.9	0.8	30.0	2.4
Current liabilities*	8.9	2.2	0.4	16.7	0.7
Non-current liabilities*	5.0	24.4	0.0	0.2	0.0
Liabilities*	13.9	26.6	0.4	16.9	0.7

* 100% values for companies
** Data for the period January 1 to December 31

Contingent liabilities relating to investments accounted for using the equity method in the amounted to €1.5 million. As a result of the purchase price allocation of PowerBlades, non-current assets were adjusted proportionally by €7.0 million.

11. RECEIVABLES FROM LONG-TERM CONSTRUCTION CONTRACTS

In 2008, total sales revenue of €29.3 million (2007: €1.1 million) was recognized in respect of long-term contracts using the percentage-of-completion method (cost-to-cost) in accordance with IAS 11. The increase in 2008 is mainly due to long-term contracts in CFC. After deduction of costs incurred of €23.6 million (2007: €0.8 million), the margin on these contracts in the year under review was €5.7 million (2007: €0.3 million). On the balance sheet, total advance payments of €4.5 million (2007: €7.5 million) received from customers in respect of these contracts were offset against the respective cumulative receivables of each contract, resulting in receivables of €24.8 million and payables of €4.9 million (2007: receivables of €0.0 million and payables of €4.0 million).

As a portion of these receivables from PoC-accounting is non-current, the amount of €20.8 million is reported as a separate item under non-current assets. The current portion is reported under trade receivables.

12. OTHER NON-CURRENT ASSETS

Other non-current assets include securities of the SGL Carbon Group, which were purchased to cover pension benefits by foreign subsidiaries. These securities in the amount of €3.3 million are classified as "available for sale" (2007: €1.3 million). Changes in the value of these securities are recognized directly in equity. Other non-current assets comprise primarily the capitalized value of insurance policies not qualified as plan assets. These policies are insurance policies covering the additional employee benefits in connection with deferred compensation amounting to €4.7 million (2007: €4.4 million).

13. INVENTORIES

in € m	December 31, 2008	December 31, 2007
Raw materials and supplies	161.4	136.7
Work in progress	192.3	190.5
Finished goods and purchased goods	85.9	58.4
	439.6	385.6

The total carrying amount of inventories measured at net realizable value was €7.9 million (2007: €0.3 million). Write-downs to net realizable value in 2008 amounted to €5.5 million (2007: €0.0 million).

The Company also recognized write-downs of €4.2 million for inventory risks (2007: €5.3 million) and other write-downs of €3.7 million (2007: €4.4 million).

14. TRADE RECEIVABLES

in €m	December 31, 2008	December 31, 2007
Due from customers	275.5	237.3
Due from companies accounted for using the equity method	7.4	5.6
	282.9	242.9

SGL Group reports trade receivables as follows:

in €m	December 31, 2008	December 31, 2007
Receivables from long-term construction contracts (see note 11)	20.8	0
Trade receivables, current	282.9	242.9
	303.7	242.9

The following table shows the extent of the credit risk related to trade receivables:

in €m	December 31, 2008	December 31, 2007
Trade receivables neither written down nor overdue	**249.5**	**213.2**
Overdue trade receivables not written down on an individual basis		
up to 30 days	19.5	22.4
31 to 60 days	13.9	3.1
61 to 90 days	2.5	0.7
more than 90 days	1.8	0.6
Total	**37.7**	**26.8**
Receivables written down on an individual basis	26.3	7.5
less valuation adjustment	-9.8	-4.6
Trade receivables, current	303.7	242.9

The majority of our trade receivables are paid by the contractually agreed due date. As at the balance sheet date, the total of receivables that were not written down was €287.2 million (2007: €240.0 million). As of 31 December 2008, the total write-downs on receivables amounted to €9.8 million (2007: €4.6 million). The individual write-downs were calculated on the basis of Group accounting policies and reflect the expected default risk based on the negative trend in customer sectors. The write-down for doubtful receivables is comprised in large part of estimates and assessments of the individual receivables made by our sales organization on the basis of the creditworthiness of the respective customer, historical experience, and current economic trends. Write-downs relating to selected customers in particular in the steel industry were adjusted at the end of the fiscal year to reflect the changed short-term economic trend.

The portfolio of receivables is subject to continuous quality monitoring as part of our credit management system. Further details can be found under note 25 "Credit risk".

The following table shows the movement of allowances:

in € m	2008	2007
Balance as at January 1	**4.6**	**5.5**
Additions recognized as expense	7.1	0.8
Reversals	-1.3	-1.0
Utilizations	-0.4	-0.8
Exchange differences	-0.2	0.1
Balance as at December 31	**9.8**	**4.6**

The company SGL Kümpers GmbH & Co KG acquired in 2007 had a separate factoring agreement in place at the time of acquisition that provided for the sale of receivables at usual market terms. As at the end of the reporting year, this factoring agreement covered a volume of €1.4 million. The factoring agreement was terminated on time with effect from December 31, 2008. The factoring agreement for SGL epo GmbH still in place as of December 31, 2007 was terminated with effect from April 30, 2008. The factored receivables were derecognized in accordance with IAS 39 since the right to receive the associated cash flows together with all risks and rewards had been fully transferred on receipt of the cash consideration.

15. OTHER RECEIVABLES AND OTHER ASSETS

in € m	December 31, 2008	December 31, 2007
Positive fair values of financial instruments	14.5	13.2
Other tax claims	9.8	17.8
Advance payments for leases and insurance premiums	3.9	4.1
Insolvency protection in part-time retirement	1.6	1.1
Receivables from employees	1.1	0.4
Other receivables due from companies accounted for using the equity method	0.6	0.7
Other assets	12.9	15.0
Other receivables and other assets	**44.4**	**52.3**

16. CASH AND CASH EQUIVALENTS

in €m	December 31, 2008	December 31, 2007
Cash and cash equivalents	123.1	130.0
	123.1	130.0

The year-on-year decrease in cash and cash equivalents is first and foremost attributable to the negative free cash flow (net cash from operating activities less net cash used for investing activities) in SGL Group in 2008. The breakdown of cash is as follows: 71% in euros (2007: 87%), 17% in US dollars (2007: 1%), 1% in pounds sterling (2007: 2%), and 3% in other currencies (2007: 7%).

17. DEFERRED TAXES

Deferred tax assets are recognized in the IFRS consolidated financial statements uniformly on the basis of a rolling projection of the estimated taxable profits at individual subsidiary or tax group level. Uncertainties about the various planning assumptions and other underlying conditions are taken into account. Given the new financing arrangements agreed in 2007 and despite the current market environment for our business segments, we are assuming that the Company will be able to utilize the recognized deferred tax assets in the future.

As of December 31, 2008 there were domestic tax loss carryforwards of €213.4 million (2007: €248.5 million) relating to corporate income tax and €159.8 million (2007: €199.7 million) to municipal trade tax. Foreign tax loss carryforwards existed mainly in the US in the amount of €29.3 million (2007: €42.3 million) relating to federal tax and in the UK in the amount of €30.3 million (2007: €39.3 million). The loss carryforwards in Germany and the UK can be carried forward without limitation in accordance with currently applicable laws. In the US, the loss carryforwards will cease in the period of 2020 to 2023.

We have recognized deferred tax assets in respect of the loss carryforwards in the USA and Germany based on the assessment of their likely utilization in the future. Based on the new mid-term planning of the German companies, additional deferred tax assets on loss carryforwards were recognized in the amount of €10.3 million. No deferred tax assets were recognized for loss carryforwards totaling €118.8 million (2007: €159.0 million). In addition, deferred tax assets also include timing differences resulting from consolidation and measurement timing differences in subsidiaries arising from differences in the measurement of provisions and other measurement differences between IFRS and the tax base. If there is any doubt as to whether expenses are tax-deductible, the deferred tax assets are offset by a valuation allowance in the same amount.

Deferred tax liabilities arise from differences in the depreciation and amortization methods between the tax accounts and the IFRS consolidated financial statements, from capitalized finance leases, and from differences in the measurement of inventories between the tax accounts and the IFRS consolidated financial statements. Deferred taxes predominantly have a maturity of more than one year.

Deferred tax assets and liabilities are derived from loss carryforwards or differences between the tax base and the IFRS financial statements, as follows:

in € m	Deferred tax assets December 31, 2008	Deferred tax liabilities December 31, 2008	Deferred tax assets December 31, 2007	Deferred tax liabilities December 31, 2007
Non-current assets	6.7	-37.5	8.0	-23.3
Inventories	6.8	-4.4	3.1	-3.4
Receivables/other assets	1.4	-6.9	0.2	-8.8
Provisions for pensions and other employee benefits	32.0	-0.1	26.3	0.0
Other provisions	12.8	-0.6	11.1	-2.9
Liabilities/other liabilities	3.5	-1.2	6.4	-0.6
Tax loss carryforwards and tax refunds recieved	89.5	0.0	108.0	0.0
Others	3.1	-1.2	8.6	-1.2
Total	**155.8**	**-51.9**	**171.7**	**-40.2**
Allowance	-34.8	0.0	-55.5	0.0
Netting	-49.0	49.0	-38.1	38.1
Recognition	72.0	-2.9	78.1	-2.1

Deferred tax assets and liabilities are netted insofar as these refer to income taxes of the same taxable entity.

The balance of deferred tax assets and liabilities declined by €6.9 million in 2008 (2007: decline of €17.0 million) to a total of €69.1 million (2007: €76.0 million). €17.4 million (2007: €-19.2 million) was recognized in the income statement. Deferred taxes changed by €-0.5 million (2007: €-3.9 million) as a result of changes in foreign exchange rates. Other changes of €-10.0 million (2007: €6.1 million) not affecting the income statement relate to items recognized in equity. These include the increase in deferred tax assets not recognized in income in the amount of €12.1 million resulting from valuation differences of pension provisions due to actuarial losses recognized in equity. Other changes not affecting the income statement resulted from cash flow hedges as well as future tax benefits in relation to the stock appreciation rights. A deferred tax liability of €1.2 million (2007: € 1.2 million) was also recognized in Germany in respect of foreseeable future dividend payments by our foreign subsidiaries. The reason for the recognition of this liability is that 5% of foreign dividend income is not tax-free in Germany, and withholding taxes. Further theoretically possible dividend payments would lead to an additional deferred tax liability of €1.5 million (2007: €1.2 million) in Germany, although we believe such payments are unlikely to be made in the foreseeable future.

18. EQUITY

As at December 31, 2008, the Company's issued capital amounted to €165,649,896.96 (2007: €163,585,036.80) and was divided into 64,706,991 (2007: 63,900,405) no-par-value ordinary bearer shares, each with a notional value of €2.56. The shares are made out to bearer and are traded on various markets in Germany (including Frankfurt). On June 22, 2007 our shares were delisted from the New York Stock Exchange (NYSE). Trading in American Depository Rights (ADRs) was terminated on June 25, 2007. On June 26, 2008 the application to delist was submitted to the SEC; it became effective after 90 days.

An increase in the issued capital of the Company requires a resolution by the Annual General Meeting adopted by a simple majority. The Annual General Meeting may also authorize the Board of Management to increase the issued capital of the Company, subject to the consent of the Supervisory Board, within a period of five years by the issue of shares in a certain aggregate amount (authorized capital). Finally, shareholders may approve the creation of conditional capital, but only to grant conversion rights or options to holders of convertible bonds, to prepare a merger with another company, or to issue stock options to employees and members of the management of the Company or of an affiliated company by way of a consent and authorization resolution. Resolutions of the Annual General Meeting regarding the creation of authorized or conditional capital require a majority of three quarters of the issued capital represented in the voting on the resolution. The nominal amount of the authorized capital created by the shareholders may not exceed one half of the issued capital in existence on the date the authorized capital is entered in the commercial register.

The total nominal amount of the conditional capital created by the shareholders may not exceed one half of the issued capital in existence at the time of the adoption of the resolution on the conditional capital increase. The total nominal amount of the conditional capital for the purposes of granting stock options to employees and members of the management of the Company or of an affiliated company may not exceed 10% of the issued capital in existence at the time of the adoption of the resolution on the conditional capital increase.

CAPITAL STRUCTURE

The Company's current approved and conditional capital resulted from resolutions taken at various Annual General Meetings since 2000. Specifically: Approved Capital I pursuant to section 3 (6) of the Articles of Incorporation was created by a resolution taken at the Annual General Meeting on April 30, 2004. Approved Capital II pursuant to section 3 (8) of the Articles of Incorporation was created by a resolution taken at the Annual General Meeting on April 28, 2006 and, most recently, Approved Capital III pursuant to section 3 (11) of the Articles of Incorporation was created by a resolution taken at the Annual General Meeting on April 25, 2008.

Conditional Capital pursuant to section 3 (9) of the Articles of Incorporation to cover share options under the Stock Option Plan was created by a resolution taken at the Annual General Meeting on April 27, 2000. Conditional Capital pursuant to section 3 (7) of the Articles of Incorporation to cover options under the SAR plan, together with Conditional Capital pursuant to section 3 (10) to cover the granting of rights to the holders of convertible bonds and the holders of bonds with warrants was created by a resolution taken at the Annual General Meeting on April 30, 2004.

On April 25, 2008 the Annual General Meeting approved, together with conversion of SGL Carbon AG to a Societas Europaea (SE), of the Articles of Incorporation of SGL Carbon SE, which include provisions on the approved and conditional capitals that are unchanged from those of SGL Carbon AG. With the entry of the conversion to an SE into the commercial register, the approved and conditional capital of SGL Carbon SE continue to exist in the same amount and number of shares as when the conversion became effective.

AUTHORIZED CAPITAL

Following the partial utilization of its authority to increase issued capital for the purpose of issuing new shares to employees of the Company or Group companies, the Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the Company's issued capital by a total of up to €52,862,737.92 (Authorized Capital I) by way of an issue of up to 20,649,327 new no-par-value shares for cash and/or non-cash contribution on one or several occasions in the period up to April 29, 2009. Shareholders are to have pre-emptive rights in any such issue. Subject to the consent of the Supervisory Board, the Board of Management is authorized to exclude fractional amounts from the shareholders' pre-emptive rights. The Board of Management is also authorized, subject to the consent of the Supervisory Board, to disapply the pre-emptive rights of existing shareholders in the following cases:

(i) To the extent necessary to enable the holders of warrants or convertible bonds that have been issued by the Company, or by a subsidiary that is directly or indirectly wholly owned, to be granted pre-emptive rights for new shares as if they had exercised the warrants or conversion rights or fulfilled their conversion obligations;

(ii) To issue new shares to holders of convertible bonds that were granted by the Company or its direct or indirect wholly owned subsidiaries in Germany and abroad against non-cash contribution in accordance with the authorization approved by the Annual General Meeting on April 30, 2004, if the holders have exercised their conversion right or fulfilled their conversion obligation;

(iii) If the new shares are issued to employees of SGL Carbon SE or companies affiliated with it within the meaning of section 15 et seq. German Stock Corporation Act (AktG); however, for this purpose, the issued capital can only be increased by a total of no more than €423.400,96 by way of an issue of a total of up to 165,391 new no-par-value shares on one or several occasions;

(iv) If the new shares are issued as part of a capital increase against non-cash contributions to support the acquisition of companies, parts of companies or investments in companies;

The Board of Management is also authorized, subject to the consent of the Supervisory Board, to increase the Company's issued capital by a total of up to €3,530,250.24 by way of an issue of up to 1,379,004 new no-par-value shares for cash and/or non-cash contributions on one or several occasions up to April 27, 2011. In this case, the pre-emptive rights of existing shareholders are disapplied. The new shares can only be issued for transfer to employees of SGL Carbon SE or companies affiliated with it within the meaning of section 15 et seq. AktG. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine any further details relating to stock options and the terms and conditions of a share issue (Authorized Capital II).

AUTHORIZED CAPITAL III

The Board of Management is also authorized, subject to the consent of the Supervisory Board, to increase the Company's issued capital by a total of up to €23,873,251.84 by way of an issue of up to 9,325,669 new no-par-value bearer shares for cash on one or several occasions up to April 26, 2012 (Approved Capital III). Shareholders are to have pre-emptive rights in any such issue.

Subject to the consent of the Supervisory Board, the Board of Management is however authorized to exclude fractional amounts from the shareholders' pre-emptive rights. Subject to the consent of the Supervisory Board, the Board of Management can also disapply the pre-emptive rights of shareholders if the new shares are part of a rights issue by way of an issue of shares for cash and are issued at a price that is not substantially lower than the market price and if the proportion of issued capital accounted for by the issued shares does not exceed 10% of the Company's total issued capital either at the time such authorization comes into effect or at the time it is exercised. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine any further details relating to the capital increase and its implementation, in particular the content of the stock options and the terms and conditions of a share issue.

CONDITIONAL CAPITAL

With approval of a resolution at the Annual General Meeting held on April 30, 2004, the Company's issued capital was increased by conditional capital of up to €4,096,000.00 to be raised against non-cash contributions. The sole purpose of this conditional capital increase was to support the issue of up to 1,600,000 no-par-value bearer shares carrying dividend rights from the start of the financial year of issue to cover Company share options granted as part of stock appreciation rights (SARs) on one or more occasions in the period through December 31, 2009 to members of the Board of Management and senior managers of the Company and to the members of management bodies and senior managers in companies affiliated with it within the meaning of section 15 AktG on the basis of the authorization granted by the Annual General Meeting on April 30, 2004. The contributions for the shares issued under the options are covered by the remuneration entitlements granted to beneficiaries under the SARs issued by the Company under the authorization approved by the Annual General Meeting on April 30, 2004. The conditional capital increase will only be implemented if required by the issue of SARs under the authorization approved by the Annual General Meeting on April 30, 2004, the exercise of options by the beneficiaries and the allocation of their remuneration entitlements to the Company, and if the Company does not satisfy the beneficiaries' options by issuing treasury shares or by a cash payment. The new shares are issued at an issue price of not less than €2.56 per share.

Following the first exercise of subscription rights and the issue of new shares in fiscal 2007, the conditional capital decreased to the amount of up to €3,604,915.20 (section 3 (7) of the Articles of Incorporation). In the fiscal year ended December 31, 2008 a further 279,350 subscription rights were exercised and 279,350 bearer shares in a total nominal amount of €715,136.00 were issued. Following the issue, the Company's share capital increased by €715,136.00 and the conditional capital declined to €2,889,779.20.

With approval of a resolution at the Annual General Meeting held on April 27, 2000, the Company's issued capital was increased by conditional capital of an additional nominal amount of up to €4,096,000.00. Following the partial exercise of options, the issued capital of the Company was conditionally increased by a nominal amount of up to €3,339,520.00. The conditional capital increase will be implemented only by the issue of up to 1,304,500 new no-par-value shares carrying dividend rights from the start of the financial year of issue; it will also only be implemented to the extent that holders of options issued as part of the Company's Stock Option Plan under the authorization approved on April 27, 2000 actually exercise their options.

Based on this conditional increase of up to €2,727,680.00 in the Company's issued capital (section 3 (9) of the Articles of Incorporation) remaining after the exercise of subscription rights, further 146,449 subscription rights were exercised in the fiscal year ending December 31, 208 and a total of 146,449 no-par-value bearer shares with a total nominal amount of €374,909.44 were issued. As a result of this new share issue, the Company's issued capital was increased by €374,909.44 and the conditional capital reduced accordingly to €2,352,770.56.

With approval of a resolution at the Annual General Meeting on April 30, 2004, the Company's issued capital was conditionally increased by up to €38,400,000.00 through the issue of up to 15,000,000 new no-par-value shares. The conditional capital increase will be used to grant rights to the holders of bonds with warrants and/or convertible bonds issued by the Company or by a direct or indirect wholly owned subsidiary of the Company in the period up to April 29, 2009 pursuant to the authorization approved by the Annual General Meeting on April 30, 2004. New shares will be issued at the respective conversion or option price to be established. The conditional capital increase will be implemented only to the extent that holders of bonds with warrants exercise their warrants or the holders of convertible bonds exercise their conversion rights, or holders who are subject to a conversion obligation fulfill their conversion obligation; the increase will only be implemented if the Company does not issue treasury shares instead of new shares or does not settle the exercise of the options by means of a cash payment. The new shares carry dividend rights from the beginning of the financial year in which they are issued as a result of the exercise of conversion rights or warrants or the fulfillment of conversion obligations. The Board of Management is authorized, subject to the approval of the Supervisory Board, to specify the finer details of the procedure for the conditional capital increase.

The Company made use of this authorization with the convertible bond issued on May 2, 2007 with an issue volume of €200 million. The pre-emptive rights of shareholders were disapplied. The initial conversion price is €36.52. Up to 5,476,451 no-par-value bearer shares with a total nominal amount of €14,019,714.56 were admitted to trading by approval of the Frankfurt Stock Exchange on June 27, 2007 in order to secure the rights of holders of the convertible bond.

AUTHORIZATION TO PURCHASE THE COMPANY'S OWN SHARES

With approval of a resolution at the Annual General Meeting on April 25, 2008, the Board of Management was authorized to purchase the Company's own no-par-value shares until October 24, 2009, the total nominal value of the shares purchased not to exceed 10% of the issued capital in existence as at April 27, 2007. At no point must the shares purchased on the basis of this authorization, together with other shares in the Company already purchased by the Company and still in its possession or attributable to it pursuant to sections 71d and 71e of the German Stock Corporation Act (AktG), constitute more than 10% of the respective issued capital. It was specified that the purchase price for one share (excluding transaction costs) must not be more than 10% above or below the average closing price of the Company's shares in the XETRA securities trading system (or a comparable successor system) on the five trading days immediately prior to the purchase or undertaking to purchase the shares. If the shares were to be purchased as part of a public offering, the purchase price per share (excluding transaction costs) must not be more than 15% above or below the average closing price of the Company's shares in the XETRA securities trading system (or a comparable successor system) on the fifth to the ninth trading day prior to the publication of the offering. The volume of the public offering can be limited. Where the shares tendered to the Company as a result of a public offering exceed the stipulated volume, the number of shares accepted must be proportional to the number of shares offered. Arrangements may provide that priority be given to accepting smaller numbers of up to 100 shares per shareholder. In the event of a public offering, the Company must observe the provisions of the German Securities Acquisition and Takeover Act (WpÜG) to the extent they are applicable.

In addition, the Board of Management was authorized to sell any treasury shares by means other than the stock market or an offering to all shareholders if the shares were to be sold at a cash price not significantly lower than the market price of the Company's shares carrying the same rights at the time of the sale; this authorization was limited to a total of no more than 10% of the Company's issued capital. Other instances of relaxations in the rules governing the disapplication of pre-emption rights pursuant to section 186 (3) sentence 4 AktG under other existing authorizations in force at the time of this authorization also apply. The shares may be offered or transferred as part of a direct or indirect acquisition of companies, parts of companies or investments in companies as well as business mergers. Under the Share Plan (Matching Share Plan) approved under agenda item 8 at the Annual General Meeting on April 27, 2000, the Company was also authorized to make the purchased treasury shares available to members of the Board of Management on expiration of the two-year lock-up period, disapplying the pre-emptive rights of existing shareholders. In this case, the shares would be offered and transferred by the Supervisory Board. However, no more than 30,000 shares may be transferred under such arrangements. The Board of Management was authorized to offer the purchased treasury shares for sale to employees of the Company or a company in the Group, disapplying the pre-emptive rights of the existing shareholders. The shares may be used to exercise options and/or convertible bonds which the Company or a direct or indirect subsidiary may issue or may have issued in the past. The Board of Management was also authorized to retire the purchased treasury shares without the need for any further resolution by the Annual General Meeting. Each of these authorizations can be exercised either in full or in part. The Company may purchase its own shares for one or more of the reasons listed.

The Supervisory Board may specify that action taken by the Board of Management under this resolution by the Annual General Meeting may only be taken with its consent. The Board of Management may use the authorization to allocate purchased shares in the context of the Matching Share Plan only if the Supervisory Board has decided on such a provision and given its consent.

CAPITAL INCREASES

On January 28, 2008, the Board of Management passed a resolution to carry out a capital increase and gained the consent of the Supervisory Board on February 12, 2008. The capital increase would comprise 310,000 no-par-value bearer shares to be issued against a cash contribution of €793,600.00 and a further 70,787 new shares to be issued against non-cash contributions with a total value of at least €181,214.72 making a total of 380,787 new shares. The new shares were issued at a price of €2.56 each, increasing issued capital to a total of €974,814.72 . Of the 310,000 new shares, a total of 263,996 shares were transferred to employees of the Company at a price equivalent to the opening price in XETRA trading on March 17, 2008 in order to satisfy bonus entitlements in accordance with the terms of the agreed bonus arrangements. The Company purchased 46,004 shares at a price of €2.56 per share. These shares were not needed to satisfy bonus entitlements because of the increase in the share price between the date on which the resolution to increase issued capital was passed and March 17, 2007 and will in future be offered to employees of the Company or its affiliated companies for purchase. A total of 70,787 new shares were issued to employees of Group companies under the 2006 Matching Share Plan at the end of the vesting period from the capital increase in March 2008. To this end, employees participating in the 2006 Matching Share Plan allocated bonus entitlements totaling €2,598,590.77 to the Company, of which €181,214.72 was allocated to issued capital and the remainder of €2,417,376.05 to capital reserves. A total of 146,449 options were exercised under the Stock Option Plans in the course of the 2008 financial year as well as 279,350 options under the SAR Plan.

The total number of shares therefore rose from 63,900405 at December 31, 2007 to 64,706,991 at December 31, 2008, an increase of 806,586.

On February 3, 2009, the Board of Management approved a €1,566,387.20 increase in issued capital through the issue of 611,870 new shares by making partial use of authorized capital (Authorized Capital I and II). The new shares are designated for employees of the Company and to support the 2007 Matching Share Plan; they carry dividend rights for 2008.

CONVERTIBLE BOND

The equity element of the convertible bond, which, in accordance with IFRS, represents the conversion right associated with the bond, was derived from the difference between the nominal value of €200.0 million and the present value of €150.0 million calculated on the basis of a market discount rate of 5.8%. After deduction of the associated transaction costs of €1 million, this equity element amounting to €49.0 million was posted to capital reserves. This IFRS-specific equity component will remain in capital reserves regardless of whether the bond is actually converted or not.

DISCLOSURES ON CAPITAL MANAGEMENT

In addition to ensuring liquidity, the primary objective of capital management is to optimize financing alternatives on an ongoing basis. In order to achieve this objective, various methods are used to reduce the cost of capital and optimize capital structure as well as to ensure effective risk management. At present, SGL Group has a sound financial profile. Capital management extends to both equity and financial liabilities. Key figures include net debt, gearing (net debt/ equity) and the equity/assets ratio.

SGL Group uses net financial debt as a key financial indicator and also uses gearing (i.e. the ratio of net debt to equity). Net debt is defined as borrowings at their nominal amount less cash and cash equivalents.

The gearing ratio changed as follows:

in € m	December 31, 2008	December 31, 2007
Net debt	332.6	285.2
Equity attributable to shareholders of the parent company	763.3	603.9
Gearing ratio	0.44	0.47

SGL Group pursues active debt management as one of its capital management tools. The Group is under an obligation to comply with certain covenants with respect to our lenders and bondholders. Adherence to these covenants is monitored continuously by means of actual/target scenarios. In addition, financial risks are monitored and controlled by the Group Treasury function using various indicators as part of internal risk management.

The equity/assets ratio is another key indicator for investors, analysts, banks, and ratings agencies. The goal is to reach all growth targets while maintaining healthy financing structures.

Shareholders' equity changed as follows:

in €m	December 31, 2008	December 31, 2007
Equity attributable to shareholders of the parent company	763.3	603.9
Total assets	1,795.9	1,473.6
Equity ratio	42.5%	41.0%

The Articles of Incorporation of SGL Carbon SE do not prescribe any capital requirements. SGL Carbon SE is obligated to issue shares in connection with existing share-based payment plans (see note 27).

19. PROVISIONS FOR PENSIONS AND OTHER EMPLOYEE BENEFITS

The employees of SGL Group worldwide are covered by various pension plans that provide retirement benefits for the employee and surviving dependants. These benefits are granted in accordance with the specific situation in the various countries. Some of the arrangements are tied to the level of employee remuneration, whereas others are based on fixed amounts linked to employee ranking in terms of both salary classification and position within the Company hierarchy. Some arrangements also provide for future increases based on an inflation index.

The various pension arrangements for the employees of SGL Group in Germany were standardized on April 1, 2000. Post-employment benefit entitlements dating from the period before April 1, 2000 are not affected and the financial obligations arising under these pension plans remain within SGL Group, where they are covered by provisions. The basis of the modified pension scheme is the legally independent pension fund for employees of the Hoechst Group, which is funded by employee and employer contributions. The contributions made by SGL Group to this pension fund are determined by a specific ratio to the contributions made to the fund by employees.

In the case of defined contribution plans, the Company pays contributions to pension insurance providers on the basis of statutory or contractual requirements. The Company generally has no further obligations other than to pay the contributions. The Hoechst VvaG pension fund is a defined benefit multi-employer plan. There is insufficient information available about this pension plan to allow the Company to account for it as a defined benefit plan because the plan assets cannot be allocated among the participating companies. A situation where this pension plan is underfunded cannot arise as the future employer contributions are to be assessed in such a way that prevents underfunding. If overfunding occurs, the contributions of the participating companies will be reduced accordingly. The contributions made by SGL Group to the pension fund are currently equivalent to 300% of the employee contributions (2007: 300%). The contribution payments each year are recognized as operating expenses for defined contribution plans in the year concerned.

Most of the obligations in respect of current pension benefits and projected pension benefits in the European companies are covered by the provisions reported on the balance sheet. The North American subsidiaries have country-specific pension plans which are largely covered by pension funds.

In the USA, pension benefits are traditionally provided via a pension fund, in which the plan assets are invested solely for the purpose of providing future pension benefits to the beneficiaries and minimizing the costs of administering the assets. SGL Group regularly reviews the assumptions on the expected return on plan assets of the North American, fund-financed pension plan. As part of the review, independent actuaries calculate a range for expected long-term returns on total plan assets. The range calculation is based on forecasts of long-term returns, which take into account current underlying economic data as well as historical market data on past returns. The assumed long-term return on plan assets of the North American pension plan was 8.0% in fiscal 2008 (2007: 8.0%).

In order to reduce the volatility of returns, the Group implemented a new investment strategy in 2008 known as the Limited Liability Investment Strategy (LDI). This investment approach focuses on pension fund performance and is geared more heavily toward the pension obligations of an enterprise rather than stock market performance. The goal is to achieve a largely identical duration of plan assets and pension obligations. This results in parallel changes in value and less fluctuation in the degree of coverage. LDI is aimed at achieving greater portfolio diversification than in the past and thus a balanced ratio of safety-oriented to growth-oriented investments. The investment policy of SGL Group is geared toward distributing assets equally among growth-oriented equities and interests in companies (to date up to 75%) and among fixed-interest bonds and cash. As of 31 December 2008, 44.4% of the plan assets in the USA were invested in equities and interests in companies (2007: 72.5%), 49.6% in fixed-interest bonds (2007: 24.9%), and 6.0% in cash (2007: 2.6%).

In certain companies in SGL Group, the provisions also cover amounts for post-employment healthcare and severance payments. The future benefit obligations are calculated using actuarial methods based on prudent estimates of the relevant parameters. The trend for health cost increases in 2008 is 0.0% (2007: 0.0%). A one-percent increase in this trend would not have a major effect on the current service cost/interest expense and on the present value of the obligation.

The following parameters are applied in Germany and the USA, the countries with the most significant post-employment benefit obligations:

Basis of calculation and parameters for pension provisions

	German plans		US plans	
	2008	2007	2008	2007
Discount rate	6.00%	5.50%	6.25%	6.25%
Projected salary increase	3.00%	2.75%	3.00%	3.00%
Projected pension increase	2.00%	2.00%	–	–
Return on plan assets	–	–	8.00%	8.00%

Actuarial measurements are based on country-specific mortality tables.

The change in pension obligations relating to direct commitments and post-employment healthcare obligations, the change in plan assets, and the financing status of the pension plans are described in the following.

The funded status for 2008 was as follows:

in €m	Germany 2008	USA 2008	Other 2008	Total 2008
Present value of the defined benefit obligation at beginning of year	**163.2**	**85.2**	**27.4**	**275.8**
Service cost	3.9	1.7	0.5	6.1
Interest cost	8.5	5.0	1.3	14.8
Actuarial gains/losses	-2.2	0.5	-2.4	-4.1
Benefits paid	-8.1	-6.3	-1.6	-16.0
Plan amendments	1.3	0.3	0.0	1.6
Other changes	0.4	0.7	0.2	1.3
Exchange differences	0.0	5.4	-1.5	3.9
Present value of the defined benefit obligation at end of year[1]	**167.0**	**92.5**	**23.9**	**283.4**
Fair value of plan assets at beginning of year	**8.8**	**56.2**	**7.2**	**72.2**
Actual return on plan assets	0.3	-5.9	-1.1	-6.7
Employer contributions	0.3	5.4	0.5	6.2
Employee contributions	0.0	0.7	0.0	0.7
Benefits paid	-0.1	-6.3	-0.2	-6.6
Exchange differences	0.0	2.8	-1.2	1.6
Fair value of plan assets at end of year[2]	**9.3**	**52.9**	**5.2**	**67.4**
Funded status as at December 31, 2008	157.7	39.6	**18.7**	**216.0**
Provision for termination benefits	0.0	1.6	5.7	7.3
Provisions for pensions and other employee benefits	**157.7**	**41.2**	**24.4**	**223.3**

[1] thereof €15.8 million for post-retirement healthcare benefits
[2] in addition, there are €4.7 million assets from direct insurance agreements not qualifying as plan assets as well as a further €3.3 million assets to cover pension entitlements recognized as other non-current assets.

Recognized income and expenses include the following items:

in € m	Germany 2008	USA 2008	Other 2008	Total 2008
Actuarial gains (+)/losses (–)	2.2	–0.5	2.4	**4.1**
Actual return on plan assets	0.3	–5.9	–1.1	–6.7
Less expected return on plan assets	0.3	4.8	0.4	5.5
Gains (+)/losses (–) of the reporting year (gross) recognized in equity	2.2	–11.2	0.9	–8.1
Tax effect*	7.0	4.8	–0.3	11.5
Gains (+)/losses (–) of the reporting year (net) recognized in equity	9.2	–6.4	0.6	3.4

* including reversal of impairment loss on deferred tax assets of €7.6 million

The funded status for 2007 was as follows:

in € m	Germany 2007	USA 2007	Other 2007	Total 2007
Present value of the defined benefit obligation at beginning of year	**168.8**	**94.3**	**28.4**	**291.5**
Service cost	3.6	1.6	0.6	5.8
Interest cost	7.7	5.0	1.2	13.9
Actuarial gains/losses[3]	–9.4	–2.0	–0.5	–11.9
Benefits paid	–7.8	–5.5	–1.8	–15.1
Plan amendments	0.0	0.0	0.0	0.0
Other changes	0.3	0.0	0.1	0.4
Exchange differences	0.0	–8.2	– 0.6	–8.8
Present value of the defined benefit obligation at end of year[1]	**163.2**	**85.2**	**27.4**	**275.8**
Fair value of plan assets at beginning of year	**7.5**	**56.8**	**6.4**	**70.7**
Actual return on plan assets	0.3	4.6	0.3	5.2
Actuarial gains/losses[3]	–0.3	–0.7	0.0	–1.0
Employer contributions	1.4	4.6	0.6	6.6
Employee contributions	0.0	0.0	0.0	0.0
Benefits paid	–0.1	–3.1	–0.5	–3.7
Exchange differences	0.0	–6.0	0.4	–5.6
Fair value of plan assets at end of year[2]	**8.8**	**56.2**	**7.2**	**72.2**
Funded status as at December 31, 2007	**154.4**	**29.0**	**20.2**	**203.6**
Provision for termination benefits	0.0	1.8	8.6	10.4
Provisions for pensions and other employee benefits	**154.4**	**30.8**	**28.8**	**214.0**

[1] Thereof €15.9 million for post retirement healthcare benefits
[2] In addition, there were €4.4 million assets from direct insurance agreements not qualifying as plan assets as well as a further €1.3 million assets to cover pension entitlements recognized as other non-current assets.
[3] Actuarial net gain of €10.9 million gross, or €10.5 million net after deducting the tax effect of €0.4 million.

Pension provisions amounting to around €13,6 million have a maturity of less than one year (2007: €13,0 million).

SGL Group has pension and healthcare obligations in the amount of €84.0 million (2007: €79.4 million) arising from fund-financed pension plans. Pension obligations arising from non-fund-financed pension plans amounted to €199.4 million (2007: €197.1 million). The actual return on plan assets was negative in 2008, amounting to a loss of €7.2 million (2007: gain of €4.9 million).

To cover the pension obligations to members of the Board of Management, the Company has entered into reinsurance policies with two large insurance companies. As at December 31, 2008, the asset value included in the pension provisions amounted to a total of €9.3 million (2007: €8.8 million). Further one-off payments totaling €0.3 million (2007: 1.4 million) were made to reinsurers in 2008. The benefits under the insurance policies have been pledged to the relevant members of the Board of Management. The benefits under the insurance policies have been pledged to the relevant members of the Board of Management. In 2008, the pension expenses for members of the Board of Management amounted to €1.7 million (2007: €1.1 million).

The breakdown of pension expenses for 2008 and 2007 is as follows:

in €m	Germany 2008	USA 2008	Other 2008	Total 2008
Service cost	3.9	1.7	0.5	6.1
Interest cost	8.5	5.0	1.3	14.8
Expected return on plan assets	-0.3	-4.8	-0.4	-5.5
Past service cost	1.2	0.3	0	1.5
Expenses for defined benefit plans	**13.3**	**2.2**	**1.4**	**16.9**
Expenses for defined contribution plans				6.8
Pension plan expenses				**23.7**

in €m	Germany 2007	USA 2007	Other 2007	Total 2007
Service cost	3.6	1.6	0.6	5.8
Interest cost	7.7	5.0	1.2	13.9
Expected return on plan assets	-0.3	-4.5	-0.4	-5.2
Expenses for defined benefit plans	**11.0**	**2.1**	**1.4**	**14.5**
Expenses for defined contribution plans				6.3
Pension plan expenses				**20.8**

Employer contributions to plan assets in 2009 are estimated at €3.2 million (2007: €3.7 million). As at December 31, 2008, the anticipated future pension benefit payments by SGL Group to its employees or their surviving dependants was as follows:

Pension payments to employees

Year	in € m
Payable in 2009	13.4
Payable in 2010	13.6
Payable in 2011	14.4
Payable in 2012	15.0
Payable in 2013	16.3

Development of experience adjustments

in € m	2008	2007	2006	2005
Present value of defined benefit obligation	283.4	275.8	291.5	299.5
Plan assets	67.4	72.2	70.7	61.0
Funded status	216.0	203.6	220.8	238.5
Plan liabilities experience adjustments	–7.8	–2.0	2.4	–1.9
Plan assets experience adjustments	–12.2	–0.5	1.7	–2.9

Transition from recognizing actuarial gains and losses under the corridor approach to recognizing actuarial gains and losses outside profit or loss in the period in which they occur (IAS 19.93A).
As of December 31, 2008, SGL Group adopted the third option in IAS 19.93A, thus amending its accounting policies with respect to provisions for pensions and other employee benefits. Under this option, actuarial gains and losses are recognized immediately in equity under retained earnings. The following table shows the effects of applying the voluntary change in approach on net profit, Group equity, and pension provisions of previous years:

Net profit for the year

in € m		2007
Net profit for the year prior to change in accounting policies		131.2
Reversal of actuarial gains (–)/losses (+) reclassified to cost of sales		3.9
thereof:		
Cost of sales	*2.6*	
Selling expenses	*0.2*	
R&D expenses	*0.1*	
Administrative expenses	*1.0*	
Income tax adjustment		–1.3
Net profit for the year after change in accounting policies		**133.8**

Consolidated shareholders' equity

in €m	2007
Total equity prior to change in accounting policies*	650.1
Allocation of unrealized actuarial gains (–)/losses (+) to retained earnings	-53.1
Reversal of actuarial gains (–)/losses (+) recognized in profit and loss	2.6
Allocation of actuarial gains (–)/losses (+) recognized in profit and loss to retained earnings	-2.6
Increase in deferred tax assets	10.4
Total equity after change in accounting policies	**607.4**

* Prior-year comparatives adjusted. Please refer to note 1.5

Pension provisions

in €m		2007
Pension provisions prior to change in accounting policies		160.9
thereof provisions	*170.1*	
thereof non-current asset	*9.2*	
Accumulated actuarial gains (–)/losses (+)		53.1
Net pension provisions after change in accounting policies		**214.0**
thereof provisions	*214.0*	
thereof non-current asset	*0.0*	

20. OTHER PROVISIONS

in €m	Taxes	Personnel expenses	Warranties and guarantees	Other	Total
Balance as at January 1, 2008, as reported	7.5	65.1	5.5	15.4	93.5
Adjustment in accordance with IFRIC 11 (see note 1.5)		-13.2			-13.2
Balance as at January 1, 2008, adjusted	**7.5**	**51.9**	**5.5**	**15.4**	**80.3**
Change in scope of consolidation	0.9	0.7	0.3	1.5	3.4
Utilizations	-7.9	-44.0	-3.4	-13.6	-68.9
Releases	-0.1	-3.8	-1.1	-4.2	-9.2
Additions	9.5	47.8	11.5	17.6	86.4
Other changes/exchange differences	-0.2	0.6	-0.6	-1.0	-1.2
Balance as at December 31, 2007	**9.7**	**53.2**	**12.2**	**15.7**	**90.8**
(thereof with a maturity of up to one year)	(8.8)	(47.0)	(11.9)	(13.4)	(81.1)
(thereof with a maturity of more than one year)	(0.9)	(6.2)	(0.3)	(2.3)	(9.7)

The provisions for taxes include amounts for tax risks relating to financial years that have not yet been fully assessed by the tax authorities.

Provisions for personnel expenses mainly comprise provisions for annual bonuses of €18.8 million (2007: €21.4 million), provisions for jubilee benefits of €6.1 million (2007: €6.2 million), provisions for partial retirement of €5.0 million (2007: €5.6 million), and provisions for outstanding vacation days of €5.4 million (2007: €4.8 million).

All warranties, price reductions, and guarantees contain provisions for price reduction risks including bonuses, volume discounts and other reductions in price.

Other provisions comprise provisions for outstanding supplier invoices in the amount of €4.9 million (2007: €2.3 million) and for environmental protection costs in the amount of €0.4 million (2007: €0.7 million).

21. LIABILITIES

in € m	December 31, 2008	Remaining maturity > 1 year	December 31, 2007	Remaining maturity > 1 year
Interest-bearing loans/financial liabilities				
Corporate bond	200.0	200.0	200.0	200.0
– Nominal value of convertible bond	200.0		200.0	
– less IFRS equity component	-50.0		-50.0	
– plus interest cost under effective interest method	12.0		4.5	
Convertible bond	162.0	162.0	154.5	154.5
Bank loans, overdrafts and other financial liabilities	55.7	48.6	15.2	12.7
Refinancing expenses	-8.8	-7.1	-10.1	-8.4
	408.9	**403.5**	**359.6**	**358.8**
Trade payables	165.3	0.0	143.4	0.0
Other financial liabilities				
Derivative financial instruments	48.3	15.2	9.6	0.0
Finance lease liabilities	1.2	0.8	1.7	1.4
Miscellaneous other financial liabilities	45.1	32.3	13.5	11.0
	94.6	**48.3**	**24.8**	**12.4**
Income tax payables	8.0	0.0	11.4	0.0
Miscellaneous other liabilities	34.3	0.0	30.6	0.0
	711.1	**451.8**	**569.8**	**371.2**

INTEREST-BEARING LOANS

SGL Group completed a comprehensive refinancing of the business in May 2007 consisting of a corporate bond, convertible bonds and a credit line for operating funds (€200 million) and capital investment (€200 million).

The Company issued an eight-year floating-rate corporate bond with a nominal value of €200.0 million effective May 16, 2007. The corporate bond has a coupon of three-month Euribor plus a margin of 1.25% per annum. This represented an initial coupon of 5.313% per annum and an interest rate of 5.495% per annum as at December 31, 2008 (2007: 5.825%). The issue price was 100% of the nominal amount. After a period of twelve months, the Company, as the issuer of the corporate bond, has the right to repay the bond at a price of 102% plus accumulated interest. The issuer can also cancel and repay the bond after two years at a price of 101% plus accumulated interest, and after three years at a price of 100% plus accumulated interest. In the event of a change in ownership of the Company, the corporate bond immediately becomes due for repayment at a price of 101% of the nominal amount plus accumulated interest. The terms of the corporate bond also include normal market provisions with regard to financial covenants, baskets and events of default. In contrast to the 2004 high-yield bond, the secured corporate bond was given significantly better ratings of Ba1 and BBB-. This was the first time that SGL Group had been given an investment grade rating for one of its financing instruments. The corporate bond is officially admitted to trading on the Luxembourg Stock Exchange in the EuroMTF market.

On May 16, 2007, the Company also issued unsecured convertible bonds with a nominal value of €200.0 million. The bonds have a maturity of six years, a principal of €50,000 each, an initial conversion price of €36.52 and a coupon of 0.75% per annum. The bonds were issued at 100% of the nominal value. If at any point during the term to maturity less than 15% of the issued volume remains outstanding, the Company, as the issuer, has the right to repay all convertible bonds still outstanding at 100% of the nominal value plus accumulated interest. In addition, if specified share price movements should materialize after a period of three years, the issuer has the right to repay as yet unconverted convertible bonds before maturity at 100% of the nominal amount plus accumulated interest. On the maturity date in 2013, the bonds must be repaid at 100% of the nominal value. The terms of the convertible bonds also include normal German market provisions on dilution protection, adjustment of the conversion price in the event of dividend payments and events of default. Moody's and Standard & Poor's were rating the bond at Ba3 and B+ respectively. The securities are officially admitted to trading on the Luxembourg Stock Exchange in the EuroMTF market.

In accordance with IAS 39, the liability associated with the convertible bond was initially recognized at the fair value of the consideration received. The proceeds of €200.0 million were split between the equity component, which under IAS 32 represents the conversion right, and the borrowing component. The fair value of the borrowing component was derived from a comparable bond without conversion rights, the fair value of which was calculated as the present value (using market interest rates) of agreed interest payments and repayments of principal. The market interest rate was set at 5.8%, taking into consideration the relevant parameters (maturity, coupon type, collateral), so that the fair value of the borrowing component of the convertible bond was calculated at €150.0 million. The equity component of €50 million was derived from the difference between the fair value and the nominal value of €200 million, and was allocated to capital reserves.

The carrying amount of the bond liability was subsequently measured using the effective interest method based on its coupon of 5.8% (the effective interest rate including amortization of refinancing costs being 6.14%) and was increased as of December 31, 2007 by €4.5 million to €154.5 million from €150 million, this amount being the difference between the coupon interest and the effective interest. In the current financial year 2008 the bond liability was increased by an additional amount of €7.5 million interest to €162.0 million.

The costs of €12.1 million incurred in 2007 in connection with the refinancing of the syndicated loan intended for working capital and acquisition purposes, the convertible bond and the corporate bond were accrued and will be amortized over the estimated maturity of the borrowings (imputed interest on the borrowing using the effective interest method). €1 million of this amount was charged directly to capital reserves.

In the second quarter of 2007, the Company derecognized the 2004 high-yield bond from its balance sheet by depositing German government bonds for the payment of interest, principal and early repayment penalties until the repayment date on February 1, 2008. The irrevocable deposit of German government bonds meant that SGL Group was legally discharged from the obligation to repay the high-yield bond and was therefore able to derecognize this liability and the deposited securities. In 2007, the early repayment of the high-yield bond led to an expense and an associated cash outflow of €20.1 million. The derecognition of the liability also resulted in a book loss of €10.7 million, which represented the amount of the capitalized refinancing costs from 2004 that had not yet been amortized.

In addition to these two bonds, SGL Group also has at its disposal a new secured syndicated credit line for a total of €200.0 million to be used for working capital and acquisition purposes. The credit line is available until May 2012 and has equal ranking with the corporate bond. The credit line is available to various SGL subsidiaries and can be drawn down in different currencies. These credit facilities have not been used to date. In case of a change in ownership, the loan will become due for repayment. The agreed credit margin varies depending on the leverage in SGL Group during the term to maturity. The terms and conditions of the syndicated loan include financing provisions in line with the market. This credit line is being provided by SGL Group's core banks.

The corporate bond and syndicated credit line have equal ranking and are secured by shares and/or corporate guarantees from selected SGL subsidiaries. No in rem security of any kind has been given to lenders or holders of bonds in the context of the refinancing.

The weighted average cash interest rate on financial liabilities in 2008 was 3.4% (2007: 5.1%). This reduction was the result of the successful refinancing in 2007. Including the imputed interest cost on the convertible bond, the weighted average interest rate was 5.8% (2007: 6.6%).

Bank loans, overdrafts and other financial liabilities amounted to €55.7 million as at December 31, 2008. Of this amount, €5.4 million (2007: 6.8 million) was subject to fixed interest and €50.3 million subject to variable interest rates.

TRADE PAYABLES

The trade payables of €165.3 million as at December 31, 2008 (December 31, 2007: €143.4 million) were due solely to third parties; as in 2007, they were due for payment within one year.

OTHER FINANCIAL LIABILITIES

Miscellaneous other financial liabilities include the minority interest in SGL Rotec GmbH & Co KG and Kümpers GmbH & Co. KG in the amount of €23.0 million and €5.8 million, respectively (2007: €0.0 million and €5.8 million) accounted for as liabilities, the contingent consideration vis-à-vis the seller of the shares in SGL Rotec in the amount of €8.5 million (2007: €0.0 million) as well as outstanding purchase price payments of €5.3 million (2007: €5.1 million) to the former owners of SGL epo GmbH.

Current income tax payables amounted to €8.0 million (2007: €11.4 million) as at December 31, 2008.

As at the balance sheet date, miscellaneous other liabilities of €34.3 million (2007: €30.6 million) comprised payroll liabilities of €15.2 million (2007: €9.0 million), social security liabilities of €2.5 million (2007: €2.9 million), other tax liabilities of €5.5 million (2007: €6.0 million), and deferred income of 3.9 million (2007: €4.1 million).

The following table shows all contractually agreed payments as at December 31, 2008 for repayments of principal and payment of interest on recognized financial liabilities, including derivative financial instruments.

in €m	2009	2010	2011	2012	2013	More than five years
Nonderivative financial liabilities						
Bond	8.9	7.6	9.4	9.8	10.0	215.7
Convertible bond	1.5	1.5	1.5	1.5	200.6	
Bank loans, overdrafts and other financial liabilities	9.8	8.6	15.9	14.3	12.0	3.4
Lease liabilities	0.4	0.3	0.2	0.3	0	0
Trade payables	165.3					
Miscellaneous other financial liabilities	12.8	3.5	0	0	0	28.8
Derivative financial liabilities	27.4	16.8	1.3	0.8	0	0
	226.1	38.3	28.3	26.7	222.6	247.9

The estimated interest payments for floating-rate financial liabilities were determined on the basis of the interest-rate curve on the balance sheet date. Derivative financial instruments were included in this calculation on the basis of undiscounted net cash flows.

CONSOLIDATED CASH FLOW STATEMENT DISCLOSURES

22. CASH FLOW STATEMENT DISCLOSURES

The cash flow statement reports the changes in cash and cash equivalents in SGL Group resulting from cash inflows and outflows for the reporting year. Cash inflows and outflows are broken down separately by operating, investing and financing activities. A reconciliation to cash and cash equivalents as shown on the face of the balance sheet is also provided. Amounts in the cash flow statement attributable to foreign subsidiaries are translated at average exchange rates for the year which approximate to historical rates on transaction dates; cash and cash equivalents are translated at the closing rate, as on the face of the balance sheet.

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities of €218.6 million (2007: €149.4 million) reflect changes in net current assets and other net assets as well as other non-cash transactions.

Net cash provided by operating activities includes payments of €82.7 million (2007: €60.0 million) in connection with the increase in working capital, interest payments of €19.9 million (2007: €30.2 million), tax payments of €42.3 million (2007: €31.2 million), in 2007 payments of €22.5 million in connection with EU antitrust proceedings, and payments under defined contribution pension plans and defined benefit pension plans of €22.8 million (2007: €21.4 million). For the reporting year, total net cash provided by operating activities was €218.6 million (2007: €149.4 million).

NET CASH USED IN INVESTING ACTIVITIES

Net cash used in investing activities in 2008 amounted to €254.5 million (2007: €172.8 million) primarily due to the purchase of property, plant and equipment and intangible assets. Capital expenditures for property, plant and equipment and intangible assets include among others payments in connection with the expansion of carbon fiber and cathode capacities as well as the build-up and expansion of the site in Malaysia at Banting near Kuala Lumpur for the production of electrodes.

Net cash used in investing activities includes payments of €20.7 million (2007: €46.6 million) for the acquisition of consolidated companies, €4.7 million for investment in joint ventures and in 2007 €0.4 million for other financial assets. Cash of €1.7 million (2007: €4.4 million) was received on the date of acquisition in connection with business combinations.

NET CASH PROVIDED BY FINANCING ACTIVITIES

In 2008, net cash provided by financing activities amounted to €28.9 million (2007: €51.8 million). The cash inflows resulted primarily from the usage of a credit line outside Germany and amount to €32.4 million (2007: €414.5 million). In 2007, most of the cash was used to repay the 2004 high-yield bond and syndicated loans of €333.6 million. Payments for the refinancing in 2007, including the costs of early repayment of the high-yield bond, amounted to €32.3 million. Proceeds from the capital increase as a result of stock options exercised by employees amounted to €3.2 million. The proceeds from the capital increase as a result of stock options exercised by employees amount to €1.8 million (2007: €3.2 million).

The balance of cash and cash equivalents decreased by €6.9 million to €123.1 million as at December 31, 2008 (2007: increase of €27.0 million to €130.0 million as at December 31). There was a positive exchange-rate effect of €0.1 million (2007: negative effect of €1.4 million) on the cash balance.

OTHER DISCLOSURES

23. CONTINGENT LIABILITIES AND OTHER FINANCIAL OBLIGATIONS

As at December 31, 2008 and December 31, 2007, no contingent liabilities on bills of exchange were outstanding. As at December 31, 2008, there were outstanding guarantee obligations of €6.5 million (December 31, 2007: €7.3 million). In addition, other financial commitments in connection with purchase orders for approved capital expenditure on property, plant and equipment amounted to €38.4 million as at December 31, 2008 (December 31, 2007: €46.1 million). These amounts are mainly earmarked for orders placed in connection with the new production sire in Malaysia. Some of these capital expenditure projects extend beyond one year.

SGL Group is maintaining individual guarantee credit lines until the planned phase-out date for the Surface Technology and Plastics Process Technology businesses sold in 2005. As at December 31, 2008, the guarantee facility made available was €4.0 million (2007: €5.0 million). In the past, the average utilization of such guarantees has been less than 1%. As in 2007, we recognized an appropriate provision at December 31, 2008 after careful assessment of possible future utilization.

Using procurement agreements with key suppliers, SGL Group secures the necessary raw materials for its production, especially for needle coke. These agreements are normally for one year, include minimum quantities to be purchased by SGL Group, and are fulfilled by physical delivery. The prices for the supplies are based on a price that is adjusted for variable components (e.g. defined parameters of the needle coke producer's raw material price).

A number of agreements to provide collateral were also signed with lenders in conjunction with the refinancing carried out in 2007. In contrast to the refinancing carried out in 2004, these agreements have been restricted to share pledge agreements and/or corporate guarantees for a selected number of companies in the Group. No charges over real estate or other assets have been pledged as collateral.

In addition, obligations under leases for land and buildings, IT equipment, vehicles and other assets amounted to €37.0 million as at December 31, 2008 (December 31, 2007: €28.0 million). As at December 31, 2007, the future minimum annual lease payments were as follows:

in € m	2009	2010	2011	2012	2013	2014 and thereafter	Total
Operating leases	6.3	5.7	4.1	3.5	2.8	14.6	37.0
Heritable building right Griesheim	0.9	0.9	0.9	0.9	0.9	52.9	57.4
Finance leases	0.4	0.4	0.4	0.4	0.1	1.6	3.3
– discount included	0	0.0	0.0	-0.1	0.0	-0.2	-0.3
= Present value of finance leases	**0.4**	**0.4**	**0.4**	**0.3**	**0.1**	**1.4**	**3.0**

There were no receipts from subleases in either 2008 or 2007. Finance Leases exclusively comprise lease agreements for items of property, plant and equipment concluded as standard lease agreements without any specific purchase option. Under a contract conferring the right to construct buildings on land owned by a third party in Germany there are payment obligations of €57.4 million over the next 58 years. Significant operating leases were signed in 2006, including two leases for an office building and for machinery required for the processing of a major contract. An additional lease agreement for an office building was signed in 2008. The investment volume for the two office buildings was approximately €4.2 million and approximately €7.0 million respectively, the lease term is 15 years in both cases and includes a purchase option at market conditions. The lease for the machinery had a value of approximately €6.1 million, a term of six years and also included a purchase or renewal option subject to normal market terms.

Various legal disputes, legal proceedings and lawsuits are pending or may be initiated in the future. This includes legal action arising in connection with alleged defects in SGL Group products, product warranties and environmental protection issues. Tax risks may also arise as a result of the Group structure.

Litigation is subject to considerable uncertainty; the outcome of individual cases cannot be predicted with any certainty. There is a reasonable probability that individual cases could be decided against SGL Group. Identifiable risks have been adequately covered by the recognition of appropriate provisions.

ANTITRUST SUITS

The antitrust legal proceedings in the USA and in Canada have been concluded. In 2005, the outstanding liabilities were fully paid to the antitrust authorities in the USA and Canada.

Following judgments by the European Court of Justice, Second Instance, the Graphite Electrode and Special Graphite suits have become final and binding and the costs paid. In December 2003, the European Commission imposed a fine on the company amounting to € 23.6 million for anti-competitive practices in relation to electrical and mechanical carbon and graphite products ("EC/MC Proceedings"). We appealed against this decision before the ECJ. In December 2008 the Court ruled to reject our claim. We have lodged an appeal against the judgment of the ECJ with the European Court of Justice, Second Instance (ECJ).

The amount of the fine laid down by the judgment of the EU Commission in the EC/MC proceedings has been deposited as security with the EU Commission of the ECJ. A decision is expected in early 2010.

24. RELATED-PARTY TRANSACTIONS

In the course of its business activities, SGL Group provides services to related companies and individuals. These individuals and companies also act as suppliers and service providers for SGL Group within the framework of their own business activities. All these transactions are organized on an arm's length basis. Receivables from companies accounted for using the equity method are current and unhedged and amount to €8.0 million (2007: €6.3 million). Details can be found in the relevant balance sheet and income statement item disclosures. Revenues from companies accounted for using the equity method in 2008 were €17.5 million (2007: €13.1 million).

Franz-Jürgen Kümpers is the Managing Director of SGL Kümpers GmbH & Co. KG, based in Rheine, Germany, a company consolidated for the first time in 2007. 49% of the company is owned by Kümpers GmbH & Co. KG, in which Franz-Jürgen Kümpers holds a minority interest. Under service agreements, this company provides a small number of services for SGL Group on an arm's length basis.

SGL Group holds a majority of the shares in NINGBO SSG Co., Ltd. in China. Our partner in this entity is a shareholder in other companies that supply a variety of services to NINGBO SSG Co., Ltd. on an arm's length basis. In 2008, these services amounted to €0.1 million, while the services received amounted to €0.5 million.

In Spain, SGL Group has entered into a rent contract with Gelter S.A. for a building in Madrid which is the registered office of the subsidiary Gelter Ringsdorff S.A. The owner of the building holds the remaining 36% of the shares in the company consolidated in SGL Group. The rental costs are charged at market rates (€0.2 million).

SGL Group holds a 75% majority in the company SGL Quanhai Carbon (Shanxi) Co. in China; the remaining 25% of the shares are held by Shanxi Quanhai Carbon Co., Ltd. Mr. Wang, majority shareholder of Shanxi Quanhai Carbon Co., is also deputy chairman of the board of SGL Quanhai Carbon (Shanxi) Co. Both companies exchanged services in 2008 at market conditions.

25. ADDITIONAL DISCLOSURES ON FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and fair values in accordance with the categories of IAS 39:

in € m	Measurement category under IAS 39	Carrying amount as at December 31, 2008	Amortized cost	Fair value through equity	
Financial assets					
Cash and cash equivalents	1)	123.1	123.1		
Trade receivables	1)	282.9	282.9		
Receivables from long-term construction contracts	1)	20.8	20.8		
Financial assets available for sale	2)	3.3		3.3	
Derivative financial assets					
Derivatives without a hedging relationship*	3)	7.4			
Derivatives with a hedge relationship	n.a.	7.1		7.1	
Financial liabilities					
Corporate bond (2006: high-yield bond)	4)	200.0	200.0		
Convertible bond	4)	162.0	162.0		
Bank loans, overdrafts and other financial liabilities	4)	55.7	55.7		
Refinancing expenses	4)	-8.8	-8.8		
Finance lease liabilities	n.a.	1.2			
Trade payables	4)	165.3	165.3		
Miscellaneous other financial liabilities	4)	45.1	45.1		
Derivative financial liabilities					
Derivatives without a hedging relationship**	5)	9.0			
Derivatives with a hedge relationship	n.a.	39.3		39.3	
thereof aggregated by measurement category in accordance with IAS 39					
1) Loans and receivables		426.8	426.8		
2) Financial assets available for sale		3.3		3.3	
3) Financial assets held for trading		7.4			
4) Financial liabilities measured at amortized cost		619.3	619.3		
5) Financial liabilities held for trading		9.0			

* Thereof €7.1 million (2007: €5.0 million) classified as cash flow hedges prior to the settlement of the hedged items.
** Thereof €4.6 million (2007: €0.5 million) classified as cash flow hedges prior to the settlement of the hedged items.

	Fair value through profit or loss	Carrying amount under IAS 17	Carrying amount as at December 31, 2007	Amortized cost	Fair value through equity	Fair value through profit or loss	Carrying amount under IAS 17
			130.0	130.0			
			242.9	242.9			
			1.3		1.3		
	7.4		5.9			5.9	
			7.3		7.3		
			200.0	200.0			
			154.5	154.5			
			15.2	15.2			
			-10.1	-10.1			
		1.2	1.7				1.7
			143.4	143.4			
			13.5	13.5			
	9.0		7.8			7.8	
			1.8		1.8		
			372.9	372.9			
			1.3		1.3		
	7.4		5.9			5.9	
			516.5	516.5			
	9.0		7.8			7.8	

The carrying amounts for cash and cash equivalents, trade receivables, trade payables, and other financial liabilities have short residual maturities and are approximately equivalent to fair value. SGL Group measures non-current financial assets on the basis of various parameters, such as the customer's credit rating. Since no impairment losses had to be recognized, the carrying amounts of these assets approximate their fair values. As at December 31, 2008, the fair values of the corporate bond and convertible bond based on closing prices (December 31, 2008: €140.5 million and €156.5 million respectively; 2007: €196.9 million and €241.5 million). SGL Group calculates the fair value of liabilities to banks, other non-current financial liabilities and liabilities from finance leases by discounting the estimated future cash flows using interest rates applicable to similar financial liabilities with comparable maturities. The fair value of available-for-sale financial assets is based on the market price determined on an active market.

The method used to calculate the fair values of the individual derivative financial instruments depends on the relevant type of instrument:

- Currency forwards are measured on the basis of reference exchange rates, taking into account forward premiums and discounts. Currency options are measured using generally accepted option pricing models. The fair values of currency contracts are determined using the SAP system.
- Interest-rate contracts are measured based on discounted expected future cash flows; the discount rate corresponds to market rates applicable to instruments with similar remaining terms.
- Interest-rate options are measured using generally accepted option pricing models.

Net gains/losses recognized for financial instruments by measurement category in accordance with IAS 39 were as follows:

Net gains/losses by measurement category

in € m	2008	2007
Loans and receivables	4.0	-4.3
Financial assets available for sale	-0.1	-0.1
Financial assets and financial liabilities held for trading	1.2	16.1
Financial liabilities measured at amortized cost	-1.8	1.5

Net gains/losses for the Loans and receivables measurement category include write-downs on trade receivables, reversals of write-downs, and receipts in respect of trade receivables already derecognized, together with gains/losses on currency translation.

Net gains/losses for the Financial assets available for sale measurement category comprise unrealized losses recognized directly in equity.

Net gains/losses for the Financial assets and liabilities held for trading measurement category arise from the mark-to-market valuation of derivative interest-rate and currency instruments not subject to hedge accounting in financing activities, or, in operating activities, for which the hedging relationship in cash flow hedge accounting has been terminated because the hedged item is realized in profit or loss. Economically speaking, derivative financial assets and liabilities are always based on a hedged item.

Net gains/losses for the Financial liabilities measured at amortized cost category mainly comprise gains/losses arising on currency translation.

Interest income and expense is not included in the net gains/losses, as they have already been recognized as described in note 5. For further information on write-downs, please refer to the overview of changes in valuation allowances for trade receivables in note 14.

FINANCIAL INSTRUMENT RISKS, FINANCIAL RISK MANAGEMENT AND HEDGING

SGL Group monitors financial risk (liquidity risk, default risk and market price risk) using tested control and management instruments. Group reporting enables periodic assessment, analysis, measurement and control of financial risks by the central Group Treasury function. These activities include all relevant Group companies.

Liquidity risk
Liquidity risk is the risk that an entity might have difficulty in meeting its payment obligations in connection with its financial liabilities.

One of the principal objectives of central financial management in SGL Group is to ensure that the Group has a sufficient supply of cash. This objective is met by maintaining an appropriate reserve of liquidity, ensuring that SGL Group can always meet its payment obligations on time. The adequacy of the liquidity reserve is determined primarily by three factors: the extent of expected cash inflows and outflows, liquid assets and unused lines of credit, and possible refinancing options available from banks and in the capital markets.

The central Group Treasury function is responsible for the monitoring and control of liquidity within the Group. In order to secure financial stability, SGL Group has endeavored to put in place a balanced financing structure based on a combination of various financing components (including bank loans and capital market instruments). In addition to financial planning, which normally covers four to five years, the Group also carries out regular liquidity planning for the immediate future to cover day-to-day operations. With a combination of financial and liquidity planning, and by using available liquidity and lines of credit, SGL Group ensures that it has an adequate liquidity reserve at all times.

As of the balance sheet date, freely available liquid funds amounted to €123.1 million (2007: €130.0 million); unused credit line commitments amounted to €243.1 million (2007: €216.6 million). The unused lines of credit include two loan tranches with a total value of €200.0 million granted to SGL Group by its core banks as part of the new financing arrangements in 2007. The term was five years and will end in May 2012. SGL Group therefore has at its disposal an adequate liquidity reserve enabling it to avoid liquidity risks. Please refer to note 21 for information on the maturity of financial liabilities.

Credit risk
Credit risk is the risk that a counterparty in a financial instrument cannot meet its payment obligations. By granting open payment terms to customers, SGL Group is exposed to normal market credit risks. The receivables in the Performance Products Business Unit are primarily due from customers involved in the production of steel and aluminum. The GMS and CFC Business Units supply customers in a number of industries, such as the semiconductor, power generation, and aeronautical industries. Overall, the receivables in SGL Group are spread over a large number of customers, the largest individual customer in 2008 accounting for less than 7% (2007: 9%) of sales revenue. In the past four years there were no significant events of default. As far as trade receivables and other financial assets are concerned, the maximum default risk is equivalent to the carrying amount as at the balance sheet date. In the event of default of insured receivables, the economic damage is reduced by the insurance payment. Please refer to note 14 for information on the breakdown of trade receivables by age.

SGL Group has a credit management organization to manage customer credit risks. On the basis of global credit management guidelines, the credit management organization initiates and supports all material credit management processes, and instigates credit management action where required. The credit management guidelines provide for variations in the credit processes depending on the size and importance of the customer for SGL Group. Customers are classified into different risk categories, such as "high", "medium", or "low", and are given a corresponding credit limit.

The classification of customers into risk categories and the setting of credit limits is carried out by credit management in the central Group Treasury function. Credit limits are assigned using an internal credit assessment process taking into account the magnitude of potential consequences on SGL Group. The customer risk classification and credit limit is determined on the basis of the findings from a structured analysis of financial standing and the evaluation of external information, such as credit ratings and other information on creditworthiness.

Various factors, such as payment history, insurance protection, and creditworthiness analysis influence the internal, individual credit limits. Depending on the amount involved and the risk category, credit limits are subject to authorization by different levels of authority within the credit management organization right up to the Board of Management of SGL Group. Credit limit and risk categories are integrated into IT systems so that suitable action can be taken without delay if limits are exceeded.

To complement the provisions in the credit management guidelines, SGL Group also has credit insurance in place covering most of the trade receivables due from customers. After an analysis of individual risks and country risks, the Group sometimes insists on cash in advance or letters of credit in connection with some activities.

The Board of Management of SGL Group receives quarterly reports on the current customer portfolio and the risk structure of the trade receivables. Where required, the CFO is also informed on an ad hoc basis about any material changes in customer credit status and/or delays in payment.

Market risk

As an enterprise operating at an international level, SGL Group is exposed to market risks arising in particular from changes in exchange rates, interest rates and other market prices. Centralized management is able to ensure that our cash flows and financial positions are to a large extent netted across the Group. SGL Group uses derivative financial instruments to minimize any residual risks and limit fluctuations in earnings and cash flows. The Group does not enter into any financial transactions that extend beyond the risk in the existing hedged items. Derivative financial instruments are exclusively used to mitigate or pass off financial risk.

The management of market risks and the associated use of derivative instruments is governed by strict internal guidelines. A Financial Risk Committee chaired by the CFO is responsible for the regular assessment of risk exposure and the specification of suitable hedging strategies. The effects of market risks on risk exposure are determined using simulations and worst-case scenarios. Hedging strategies are approved and monitored by the Board of Management. SGL Group makes use of derivative hedging instruments including interest options, interest swaps, foreign exchange forwards and foreign exchange options and pairs of foreign exchange options.

Currency risk

Currency risk is the risk that fair values or future payments of financial instruments will change as a result of exchange-rate movements. Given its activities at a global level, SGL Group is exposed to certain currency risks. These risks arise primarily from operating activities (sales revenues and/or purchases) which are denominated in a currency that is different from the respective functional currency and from intragroup financing of Group companies with equity or debt capital.

Currency risks are hedged if there is a possibility of an impact on the Group's cash flow and earnings (transaction risk). Currency risks that have no effect on the Group's cash flow and earnings are not hedged. The latter includes the translation of asset and liability carrying amounts for foreign subsidiaries into the reporting currency of the Group (also referred to as currency translation risk).

As far as operating activities are concerned, the individual subsidiaries process their activities as far as possible in the relevant functional currency. Where SGL Group has cash flows in a nonfunctional currency, it endeavors to achieve a balance between receipts and payments (natural hedging). Nevertheless, some currency risks may still remain as a result of purchasing or sales transactions denominated in foreign currency. The main risks in SGL Group in operating activities arise from exchange-rate-related fluctuations in the fair value of trade receivables denominated in foreign currency and of cash flows from highly likely future sales revenue denominated in foreign currency. The main risks arise from changes in exchange rates for the US dollar and Japanese yen against the euro for the business in the euro zone, the Polish zloty for the site in Poland, and the US dollar against the Canadian dollar and pound sterling for our British and Canadian companies.

As at the balance sheet date, operating currency risks in SGL Group were hedged as far as possible by currency forwards and options with a maximum time horizon of two years.

In addition, intragroup loans from SGL Carbon SE to foreign entities outside the euro zone are exposed to currency risks, regardless of whether these loans are denominated in euros or the functional currency of the foreign company concerned. These loans are hedged on an individual basis using currency forwards if they are not a natural hedge for the sales revenues of the foreign company denominated in the loan currency.

As a result, SGL Group was not exposed as at the balance sheet date to any material currency-related cash flow risks, either in its operating business or in its financing activities.

The following table shows the nominal values and recognized fair values for currency derivatives as at December 31, 2008. Nominal value in this case is defined as the functional-currency-denominated contracted equivalent value of foreign currency amounts purchased or sold from/to external partners.

	Nominal amounts				Fair values	
in € m	Purchase Dec. 31, 2008	Sale Dec. 31, 2008	Total Dec. 31, 2008	Total Dec. 31, 2007	Total Dec. 31, 2008	Total Dec. 31, 2007
Forward contracts	226.9	207.4	434.3	192.6	–26.7	4.8
USD	18.1	121.7	139.8	57.2	4.0	1.0
GBP	45.0	58.8	103.8	43.2	–3.2	–0.8
PLN	163.8	0.0	163.8	72.0	–25.1	3.9
Remaining term to maturity < 1 Year	*84.0*	*0.0*	*84.0*	72.0	–9.9	*3.9*
Remaining term to maturity > 1 Year	*79.8*	0.0	*79.8*	*0.0*	–15.2	*0.0*
Other	0.0	26.9	26.9	20.2	–2.4	0.7
Option contracts (long positions)	23.4	17.2	40.6	73.6	1.8	3.8
USD	23.4	5.1	28.5	52.4	1.8	3.5
Other	0.0	12.1	12.1	21.2	0.0	0.3
Option contracts (short positions)*	0.0	0.0	0.0	34.9	0.0	–0.3
USD	0.0	0.0	0.0	13.7	0.0	0
Other	0.0	0.0	0.0	21.2	0.0	–0.3

* Short positions result from entering into risk reversals, i.e. from a simultaneous put option and call option, so that SGL Group does not enter into an unsecured short position.

	Nominal amounts				Fair values	
	Purchase US$ million Dec. 31, 2008	Sale US$ million Dec. 31, 2008	Total US$ million Dec. 31, 2008	Total US$ million Dec. 31, 2007	Total €m Dec. 31, 2008	Total €m Dec. 31, 2007
Forward contracts	49.0	0.0	49.0	48.2	-4.8	1.6
CAD	34.0	0.0	34.0	25.4	-2.6	2.0
GBP	15.0	0.0	15.0	22.8	-2.2	-0.4

The fair values shown in the table represent financial assets or liabilities of SGL Group. However, the nominal values only describe the hedged volume expressed in euros or US dollars. If not indicated otherwise, the residual maturity of all derivative financial instruments for hedging currency risks was no more than one year.

Currency hedges are generally limited to pending foreign currency positions. Individual currency exposures are aggregated into a net position for each currency; this net position is then hedged. SGL Group hedges such net currency positions within a maximum time horizon of two years. The most important currency risk of SGL Group is posed by the change in the exchange rate between the Polish zloty and the euro. Due to the successful expansion of the Polish site in recent years as a result of increased sales revenues achieved in euros this risk has increased. To protect the operating business against a lower euro exchange rate, the corresponding net currency position in euros was hedged by way of currency forwards with average hedge rates of 3.73 PLN/EUR and 3.46 PLN/EUR for the years 2009 and 2010 respectively.

Derivative financial instruments in hedge accounting

SGL Group applies the rules on cash flow hedge accounting in order to hedge future cash flows against currency and interest-rate risks.

In the year under review, the change in the fair value of hedges in respect of operating currency exposure was therefore recognized at the balance sheet date directly in equity, taking into account deferred taxes. The hedged items hedged with cash flow hedges comprise highly probable future sales revenue or purchases denominated in foreign currency. These are expected to materialize between February 2009 and December 2010 and will be recognized in the income statement when realized. The maturity of hedges designated as cash flow hedges is matched with the maturity of the relevant hedged item. As at December 31, 2008, these hedges had positive fair values of €7.1 million (2007: €7.2 million) and negative fair values of €39.3 million (2007: €1.8 million).

Changes in the fair value of hedges assigned to hedged items already realized at the balance sheet date and therefore no longer designated as cash flow hedges were recognized through profit or loss at the balance sheet date. Positive market values amount to €7.1 million (2007: €5.0 million); negative market values €4.6 million (2007: €0.5 million). The related amounts accumulated directly in equity as hedging reserve were reclassified to the income statement. The residual maturity for these derivative financial instruments was between one and five months.

The effectiveness of designated hedges is determined prospectively using the critical terms match method in accordance with IAS 39. Quantitative effectiveness tests are carried out retrospectively using the dollar offset method. In this case, the cumulative change in value of anticipated cash flows from hedged items is compared against the change in the fair value of the currency forwards using the relevant forward rates. Only the change in intrinsic value from changes in the fair value of currency options is included in the hedge. Changes in the time value are considered ineffective and accordingly are no longer included in the designation of the hedge. Changes in time value are therefore always recognized through profit or loss.

Quantitative effectiveness measurements are carried out at each balance sheet date. It is generally assumed that a hedging relationship is effective if the changes in fair value of the hedge virtually offset (80% to 125%) the changes in the cash flows for the hedged items. At the balance sheet date, this ratio between all hedges and hedged items was close to 100%.

SGL Group is exposed to counterparty risks, meaning that an external party to a contract may not be able to meet its payment obligations under the hedging transactions described above and, as a result, the hedging relationship becomes ineffective. This risk is limited by entering into contracts only with counterparties with impeccable credit quality and ratings, although it has to be admitted that the changes in credit quality may hardly be addressed effectively in the context of the current financial market situation. Therefore, we monitor credit default spreads and enter into contracts almost exclusively with our lending banks.

The following sensitivity analyses illustrate the market risks in financial instruments.

The analyses show the effects of hypothetical changes in relevant risk parameters on profit or loss and equity.

The analyses include all primary financial instruments in SGL Group (principally, cash and cash equivalents, trade receivables, trade payables, interest-bearing financial liabilities and non-interest-bearing liabilities) in addition to the derivative hedging instruments in the Group's operating activities.

Furthermore, foreign currency effects from internal lending activities recognized in profit/loss or directly in equity, together with the corresponding derivative hedging instruments, are also included.

It is assumed that the balance as at the balance sheet date is representative of the reporting period as a whole. All financial instruments not denominated in the relevant functional currency of the SGL subsidiaries are therefore considered to be exposed to currency risk. Changes in the exchange rate result in changes to fair value and impact on profit/loss or hedging reserve and on the overall equity in SGL Group. The following table provides a comparison between the amounts reported as of December 31, 2008 and December 31, 2007. The analysis is based on a hypothetical 10% increase in the value of the euro against the other currencies at the balance sheet date.

	Hypothetical exchange rate €		Change in fair value/equity		thereof: Change in net profit		thereof: Change in hedging reserve	
in € m	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
USD	1.53087	1.6193	-4.8	3.0	-7.0	-1.6	2.2	4.6
PLN	4.58964	3.9402	-12.2	-4.7	-1.1	0.4	-11.0	-5.1
GBP	1.04775	0.8067	-2.9	-3.2	0.0	0.0	-2.9	-3.2
CAD	1.86978	1.5894	-1.7	-0.7	-1.7	0.4	-1.5	-1.1

The approximate effects on equity, profit or loss and hedging reserve in SGL Group shown in the table illustrating a hypothetical 10% decrease in the value of the euro against other currencies would cause a switch of the positive or negative sign into the opposite direction, while the amounts would remain approximately the same.

Interest-rate risk

Interest rate risk is the risk that the fair values of or future cash flows from financial instruments may fluctuate due to changes in market interest rates. Interest-rate risks are managed with interest-rate derivatives, the use of which is approved by the Board of Management. As at the balance sheet date, SGL Group had financial liabilities with a nominal amount of €455.7 million (2007: €415.2 million) that were sensitive to interest changes. Thereof, liabilities amounting to €250.3 million (2007: €208.4 million) had a floating interest rate. The remaining liabilities of €206.8 million (2006: €270.7 million) had a fixed interest rate. These liabilities were partially offset by cash and cash equivalents of €123.1 million (2007: €130.0 million).

The following table shows the derivative interest-rate instruments held by SGL Group as at the balance sheet date.

in €m	Remaining maturity	Nominal amounts Dec. 31, 2008	Nominal amounts Dec. 31, 2007	Fair values Dec. 31, 2008	Fair values Dec. 31, 2007
Derivative interest-rate instruments					
Interest-rate swaps	> 3 years	20.0	20.0	-4.4	-7.3
Interest-rate caps	> 1 year	40.0	40.0	0.0	0.1
Interest-rate caps	> 3 years	160.0	160.0	0.3	0.9

As at the balance sheet date, cash flows for floating-rate liabilities with a nominal value of €200 million were hedged by the use of interest-rate caps (interest rate ceiling of the variable reference interest rate of the interest-bearing financial liabilities); the cash flow risk from an increase in the interest rate has therefore been limited. On the other hand, a drop in the rate of interest would result in a decrease of interest payments. However, this causes a drop in the fair values of the interest-rate options. Changes in the fair value of these interest-rate derivatives are recognized in net financing costs of SGL Group.

Sensitivity analyses in accordance with IFRS 7 have been carried out to quantify the interest-rate risks associated with the above financial liabilities and interest-rate derivatives. These analyses show the effect of the financial instruments through profit or loss and equity in the event of a parallel shift by 100 basis points upward (downward) in the entire interest-rate curve as at the balance sheet date.

Changes in market interest rates can affect fair values of fixed-interest primary financial instruments and only impact on the corresponding carrying amounts if these instruments are recognized at fair value. As the fixed-interest convertible bond and the floating-rate corporate bond are recognized at amortized cost, these liabilities are regarded as primary financial instruments subject to interest-rate risk. However, changes in market interest rates do have an influence on interest payments from floating-rate financial instruments and thus on the income statement as the interest rate on these instruments is periodically adjusted to current market rates.

The following table presents a sensitivity analysis of the derivative financial instruments and the effects of changes in market rates on interest payments:

in €m	2008	2007
Interest options	0.8	0.2
Interest swaps	0.2	0.1
Floating-rate primary financial instruments	-2.5	-2.1
Total	**1.5**	**1.8**

A theoretical shift by 100 basis points upward or downward would cause a positive or negative change in the financial instruments through profit or loss and equity of €-1.5 million (2007: €-1.8 million).

It is assumed that the hypothetical upward or downward change in the interest structure has no effect on the fair values of currency derivatives.

26. SEGMENT REPORTING

Following further development and streamlining of the organizational structure in SGL Group, internal and external reporting was reorganized from February 1, 2007 into the following Business Units: Performance Products (PP), Graphite Materials & Systems (GMS) and Carbon Fibers & Composites (CFC). Performance Products replaced the previous business area known as Carbon and Graphite (CG). The expanded graphite business that previously formed part of the former SGL Technologies (T) Business Area was bundled with the Business Area formerly known as Specialties (S) in the GMS Business Unit. The remaining elements of SGL Technologies will focus exclusively on the promising carbon fibers and composites business in the new CFC Business Unit. In addition, the central T&I activities were also reallocated to "Other" business in 2007.

The primary activities in SGL Group segments are as follows:

Performance Products (PP) – Graphite electrode and carbon products (electrodes, cathodes and furnace linings);

Graphite Materials & Systems (GMS) – Expanded graphite and products for industrial applications, machine components, products for the semiconductor industry, composites, graphite foils and process technology;

and

Carbon Fibers & Composites (CFC) – Carbon fibers, carbon-fiber-based fabrics, composites, structural components and carbon-ceramic brake discs.

The following tables provide information on income, expense and profit, and on asset and liabilities in the business segments of SGL Group. External sales revenue was attributable almost exclusively to product sales. Trading or other sales revenue was insignificant. Intersegment sales revenue was generally derived from transactions at market-based transfer prices less selling and administrative expenses. Cost-based transfer prices may be used in exceptional cases. The "Other" segment comprises SGL Carbon SE and companies that largely perform services for the other segments. In 2008, the main non-cash expenses were specifically the write-down of trade receivables of €4.9 million (2007: €0.8 million) and the allocation to provisions for warranties and discounts of €7.1 million in the PP segment. Capital expenditure and depreciation/amortization relates to property, plant and equipment and intangible assets (excluding goodwill). The consolidation adjustments item relates to the elimination of transactions between the Business Units. Disclosures relating to the business segments of SGL Group are shown below (primary reporting format in accordance with IAS 14.50 et seq.).

2008 in €m	PP	GMS	CFC	Other	Consolidation adjustments	SGL Group
Sales revenue	965.6	411.9	228.5	5.5	0.0	1,611.5
Intersegment sales revenue	45.7	9.0	0.0	53.2	–107.9	0.0
Total sales revenue	**1,011.3**	**420.9**	**228.5**	**58.7**	**–107.9**	**1,611.5**
Profit/loss from operations (EBIT)	296.0	57.6	4.5	–52.3	0.0	305.8
Capital expenditure	111.2	25.4	89.6	13.3	0.0	239.5
Addition of non-current assets from business combinations	0.0	0.0	49.5	0.0	0.0	49.5
Depreciation/amortization expense on property, plant and equipment and intangible assets	27.1	15.2	10.3	1.8	0.0	54.4
Capital employed*	634.9	276.6	402.5	40.8	0.0	1,354.8
Segment assets**	755.5	337.9	464.4	43.0	0.0	1,600.8
Segment liabilities**	282.1	207.5	124.5	2.2	0.0	616.3
Income from investments accounted for using the equity method	1.5	0.3	–1.4	0.0	0.0	0.4

2007 in €m	PP	GMS	CFC	Other	Consolidation adjustments	SGL Group
Sales revenue	836.2	364.3	163.4	9.1	0.0	1,373.0
Intersegment sales revenue	24.9	7.3	0.8	68.0	–101.0	0.0
Total sales revenue	**861.1**	**371.6**	**164.2**	**77.1**	**–101.0**	**1,373.0**
Profit/loss from operations (EBIT)	246.2	49.0	3.3	–40.1	0.0	258.4
Capital expenditure	69.0	21.1	29.7	10.7	0.0	130.5
Additions to non-current assets from business combinations	0.0	10.3	56.6	0.0	0.0	66.9
Depreciation/amortization expense on property, plant and equipment and intangible assets	24.8	14.1	9.1	1.3	0.0	49.3
Capital employed*	522.1	244.8	253.7	33.3	0.0	1,053.9
Segment assets**	647.5	298.5	282.9	36.6	0.0	1,265.5
Segment liabilities**	283.6	160.4	55.4	5.1	0.0	504.5
Income from investments accounted for using the equity method	1.4	0.2	–0.3	0.0	0.0	1.3

* Defined as sum total of goodwill, other intangible assets, property, plant and equipment, inventories and trade receivables less trade payables.

** Cash and cash equivalents and deferred tax assets in the amount of €195.1 million (2007: €208.1 million) were not allocated to segment assets; interest-bearing loans and deferred tax liabilities in the amount of €411.8 million (2007: €361.7 million) were not allocated to segment liabilities.

In accordance with IAS 14.69, the following secondary reporting format for the Group has been produced on the basis of the main geographical regions in which SGL is active:

in € m	Germany	Europe excluding Germany	North America	Asia	Other	SGL Group
2008						
Sales revenue (by destination)	257.7	499.9	330.3	330.0	193.6	1,611.5
Sales revenue (by company headquarters)	574.2	679.4	339.5	18.4		1,611.5
Segment assets	601.2	475.1	373.8	150.7		1,600.8
Capital expenditure	38.8	66.3	65.9	68.5		239.5
2007						
Sales revenue (by destination)	205.0	469.1	301.2	241.6	156.1	1,373.0
Sales revenue (by company headquarters)	481.3	576.1	298.5	17.1		1,373.0
Segment assets	468.3	459.0	277.3	60.9		1,265.5
Capital expenditure	25.5	58.0	24.1	22.9		130.5

27. MANAGEMENT AND EMPLOYEE STOCK OPTION PLANS

SGL Group currently has five different management and employee Stock Option Plans. The current long-term cash incentive plan covers the period 2008 to 2010 ("LTCI Plan 2008 - 2010") having replaced the LTCI Plan 2005 – 2007 which expired at the end of 2007. On April 27, 2000, the Annual General Meeting of the Company also approved the introduction of a Matching Share Plan (known as the "Share Plan" or "Matching Share Plan") and a Stock Option Plan ("Stock Option Plan"). The Matching Shares Plan was launched in March 2001. The Stock Option Plan, which was implemented in July 2000, covered a period of five years and expired at the end of 2004. The Annual General Meeting held on April 30, 2004 approved the introduction of a stock appreciation rights plan ("2005 SAR Plan") for the Board of Management and the top three management levels as a successor plan for the Stock Option Plan. The 2005 SAR Plan provides for the issue of SARs over a period of five years beginning on January 1, 2005. Under this plan, beneficiaries are granted the right to receive shares in SGL Carbon based on the performance of the Company's shares.

In the context of the annual bonus program for non-exempt (pay-scale) employees and exempt employees of individual German Group companies are paid entirely (pay-scale employees) or 50% (exempt employees) in Company shares. This move aims to include all employees in the circle of equity owners of the Company.

LONG-TERM CASH INCENTIVE PLAN (LTCI)

LTCI Plan 2008 – 2010

Under the LTCI Plan 2008-2010, over a period of three years, members of the Board of Management and 35 senior managers in SGL Group were entitled to receive cash bonuses linked to specific performance targets. The period under this plan runs from January 1, 2008 to December 31, 2010 and a total of up to €8.25 million could be paid out as LTCI premiums. The performance targets that SGL Group has to reach in order for the participating Board of Management and senior management members to qualify for the entire LTCI premium at the end of the plan period or for partial LTCI premiums at interim closing dates under the LTCI Plan are as follows (based on the reference values as of December 31, 2007):

- A 7% increase in revenue and ROCE of at least 17% by December 31, 2008. In order to qualify for the maximum LTCI bonus, an increase in revenue of 11% and a ROCE of 22% have to be reached.
- A 14.5% increase in revenue and ROCE of at least 17% by December 31, 2009. In order to qualify for the maximum LTCI bonus, an increase in revenue of 19% and a ROCE of 22% have to be reached.
- A 22.5% increase in revenue and ROCE of at least 17% by December 31, 2010. In order to qualify for the maximum LTCI bonus, an increase in revenue of 27.5% and a ROCE of 22% have to be reached.

Participants may receive up to 100% of the maximum premium when the performance targets are attained as of December 31, 2010. If the interim performance targets are attained on the interim reporting dates, participants may early be granted up to 33% (as of December 31, 2008) and up to 66% (as of December 31, 2009) of the maximum premium. These interim bonuses earned will be paid out only at the end of the plan under the condition that the employment relationship of the participant with SGL Group exists until the end of the plan.

The beneficiaries under the LTCI Plan 2008-2010 have to use a portion of the net bonus proceeds equivalent to 15% of the gross proceeds to buy shares in the Company on the stock market. To this end, the Company instructed a financial institution to purchase the shares for the account of and in the name of the beneficiary. The Company provided the bank with the funds necessary for the share purchase and deducted the relevant amounts from the bonus payments to the beneficiaries. These shares are kept safe by the bank on behalf of the beneficiary for a subsequent twelve-month period. The remaining proceeds were due for payment on April 30, 2011.

To cover the entitlements of the participants, a total of €2.1 million was recognized as a provision as of December 31.

LTCI-Plan 2005 – 2007

The 2005-2007 LTCI plan was paid out to the participants in 2008. At 0.9, we clearly fell short of the maximum target ratio of net debt to EBITDA of 2.3 on the basis of the positive economic development. Thus, a maximum bonus of €7.4 million was paid to the participants.

The beneficiaries under the LTCI Plan 2005-2007 have to use a portion of the net bonus proceeds equivalent to 15% of the gross proceeds to buy shares in the Company on the stock market. To this end, the Company instructed a financial institution to purchase the shares for the account of and in the name of the beneficiary. A total of 25,304 shares were purchased at a price of €41.27 per share. The Company provided the bank with the funds necessary for the share purchase and deducted the relevant amounts from the bonus payments to the beneficiaries. These shares are kept safe by the bank on behalf of the beneficiary for a subsequent twelve-month period.

MATCHING SHARE PLAN

In March 2001, SGL Group launched the Matching Share Plan for members of the Board of Management and the next three management levels below the Board of Management. Under the plan, participants may invest up to 50% of their annual bonus in shares of the Company. If they hold the shares for at least two years, they receive the same number of shares (matching shares) funded by a special bonus.

This plan was approved by SGL shareholders at the Annual General Meeting held on April 27, 2000 and came into effect on March 31, 2001. Originally, a maximum of 250,000 new shares were required from authorized capital to support implementation of the Matching Share Plan. Following the refinancing of SGL Group implemented in 2004 and a corresponding adjustment of authorized capital by the Annual General Meeting on April 30, 2004, a total of 350,000 new shares were available to service the future Matching Share Plan. In 2008, 70,787 shares on the basis of a capital increase from authorized capital were used to support the 2006 Matching Share Plan.

In the year under review, members of the Board of Management and 140 senior managers took part in the new 2008 Matching Share Plan, purchasing a total of 70,239 SGL shares from their taxed income at a price of €37.65 per share on the stock market.

The market value from a total of 70,239 shares in the 2008 - 2010 Matching Share Plan was €37.65 per share granted, calculated using the share price on the grant date.

The expense recognized for the Matching Share Plan in 2008 was €2.1 million (2007: €1.8 million).

STOCK OPTION PLAN

The shareholders of SGL approved the Stock Option Plan at the Annual General Meeting on April 27, 2000. A maximum of 1,600,000 shares from conditional capital was to be used to support the plan. The Company was able to issue the options by the end of 2004. The Stock Option Plan came into effect in July 2000.

The Supervisory Board administers the plan for the members of the Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant share options to members of the Board of Management. The Board of Management administers the Stock Option Plan for approximately 160 senior managers and executives in the Company and its subsidiaries. The Stock Option Plan authorizes the Board of Management itself to determine senior managers and executives of the Company and its subsidiaries to whom options will be granted. Upon exercise of the options in both cases, the Supervisory Board or the Board of Management makes available and transfers new shares from the conditional capital created for this purpose.

Stock options are distributed as follows:

- Board of Management – up to 30%;
- Company executives – up to 20%;
- Senior managers in subsidiaries – up to 20%; and
- Other executives in subsidiaries – up to 30%.

If any one of the groups mentioned above is granted less than the maximum percentage of options, the remaining options may be distributed to the beneficiaries of the next or previous group – even over and above the maximum percentage of options for that group – in order that the total volume of options is used. The Board of Management – or if members of the Board of Management are affected, the Supervisory Board – determines how any remaining options are to be distributed. However, no more than 30% of the available options may be granted to members of the Board of Management.

The options have a maturity of ten years from the grant date. They expire if they are not exercised during this period. The options may only be exercised after a two-year vesting period. This period begins the day after an option is granted, resulting in an exercise period of eight years. During the exercise period, options may only be exercised on trading days during predetermined trading windows. For each tranche of options, there are trading windows each of ten days following publication of the Company's operating results and the options may be exercised during these windows. In the case of options granted to members of the Board of Management, these trading windows are defined by the Supervisory Board, whereas the Board of Management determines the trading windows for the options granted to other participants. Options may be exercised only if SGL Group has met its performance targets at the time the options are exercised. The performance target is a specific increase provided by the total shareholder return on SGL shares. The Stock Option Plan defines this as the sum of the share price plus retained dividends plus the value of the options. Options may only be exercised if the total shareholder return is at least 15% higher than the exercise price.

The exercise price to be paid by beneficiaries under the Stock Option Plan is determined on the basis of the average closing price of the shares in the XETRA trading system of the Frankfurt Stock Exchange over the 20 trading days immediately preceding the option grant date, excluding transaction costs.

The options are subject to certain terms and conditions of sale: for a period of a further twelve months, beneficiaries must retain shares in the Company with a value equivalent to a minimum of 15% of the gross proceeds (the difference between the market price and the exercise price for all options exercised by the participants) generated by the sale of the shares received.

The terms of the Stock Option Plan also provide for protection against dilution. Under these protection provisions, the exercise price of the options is reduced if, prior to maturity of the options, the issued capital of SGL Carbon SE is increased via the issue of new shares with pre-emptive rights for existing shareholders. The reduction is based on the average price of the pre-emption rights on all trading days of the Frankfurt Stock Exchange. The average price of the pre-emption rights to new shares during the subscription period for the capital increase approved by the Extraordinary General Meeting on January 15, 2004 was €4.74.

The number of options granted and their respective exercise prices before and after dilution-related adjustment were therefore as follows:

- On July 3, 2000, 234,500 options with an exercise price of €72.45 (subsequently €67.71 after dilution-related adjustment) were granted to members of the Board of Management and 151 senior managers;
- On January 16, 2001, 257,000 options with an exercise price of €57.82 (subsequently €53.08 after dilution-related adjustment) were granted to members of the Board of Management and 155 senior managers;
- On January 16, 2002, 261,000 options with an exercise price of €25.00 (subsequently €20.26 after dilution-related adjustment) were granted to members of the Board of Management and 170 senior managers;
- On August 12, 2002, 247,000 options with an exercise price of €17.65 (subsequently €12.91 after dilution-related adjustment) were granted to members of the Board of Management and 154 senior managers;
- On January 16, 2003, 258,500 options with an exercise price of €8.35 (subsequently €3.61 after dilution-related adjustment) were granted to members of the Board of Management and 168 senior managers;
- On January 16, 2004, 254,000 options with an exercise price of €13.43 (subsequently €8.69 after dilution-related adjustment) were granted to members of the Board of Management and 161 senior managers.

A total of 1,512,000 options were granted under the Stock Option Plan. Of this total, 298,500 options expired without being exercised when plan participants left their employment with the Company as part of natural employee turnover. In the 2008 financial year, a total of 146.449 options were exercised by participants: 47,250 options from 2002 at €20.26 (issue 1 in January 2002), 41,000 options from 2002 at €12.91 (issue 2 in August 2002), 29,500 options from 2003 at €3.69 and 28,699 options from 2004 at €8.69. A total of 532,551 options still remain outstanding.

2005 STOCK APPRECIATION RIGHTS PLAN (2005 SAR PLAN)

SGL shareholders approved the 2005 SAR Plan at the Annual General Meeting held on April 30, 2004. This plan provides for the issue of Stock Appreciation Rights (SARs), whereby beneficiaries are granted the right to receive shares in SGL Carbon based on the performance of the Company shares. The SAR Plan is supported by a maximum of 1,600,000 new shares from conditional capital against non-cash contribution. The SARs may be issued at any time in the period up to the end of 2009. The 2005 SAR Plan came into effect on January 1, 2005.

The Supervisory Board administers the plan for the members of the Board of Management. Under the SAR Plan, the Supervisory Board is authorized to grant SARs to members of the Board of Management. The Board of Management administers the SAR Plan for approximately 200 senior managers and executives in the Company and it subsidiaries and is authorized to grant SARs to these individuals.

Of the total of 1,600,000 options that can be granted via the issue of SARs, a maximum of 30% may be granted to members of the Board of Management of SGL Carbon SE and a maximum of 20% to participants in the plan who are senior managers in subsidiaries. The remaining 50% can be granted to the other executives in SGL Carbon SE and its subsidiaries participating in the plan. If the proportion of SARs allocated as described above to the participating members of the Company's Board of Management or members of the senior management in subsidiaries is not fully utilized, the available SARs can be granted to other executives in the Group. Beneficiaries who fall into more than one of the above categories may only be granted SARs as a member of one of the categories and from the proportion allocated to that category.

A SAR entitles the beneficiary to benefit from an increase in the price of SGL shares in the period between the grant date and the exercise date. A SAR entitles a beneficiary to receive from the Company variable remuneration equivalent to the difference (appreciation in price) between the SGL share price on the grant date (base price) and that on the SAR exercise date (exercise price) plus any dividends paid by the Company in this period and plus the value of the subscription rights, and to purchase at the exercise price the number of SGL shares whose market value equates to the appreciation in price. Each SAR entitles a beneficiary to receive that fraction of a new SGL share that is calculated by dividing the appreciation by the issue price.

The base price is calculated on the basis of the average closing price of SGL shares in the XETRA trading system (or a successor system) over the 20 stock market trading days immediately preceding the date on which the SAR is granted.

The exercise price is calculated in the same way as the base price, except that the relevant 20 stock market trading days are those immediately preceding the SAR exercise date rather than the SAR grant date.

SARs have a maturity of up to ten years, starting from the grant date. A SAR expires if it is not exercised within this period.

SARs can only be granted within defined annual periods (reference windows). A reference window may be for a period of up to ten stock market trading days after the end of the financial year or after SGL Carbon SE's published reporting dates for the first, second or third quarters.

Once granted, SARs may not be exercised until the end of a vesting period of two years calculated from the grant date (holding period). SARs may then only be exercised during defined periods (exercise windows). For each SAR tranche, exercise windows are open for a period of up to 20 stock market trading days, starting on the day following the Company's publication of its financial results for the first, second, third and fourth quarters.

SARs may also only be exercised if, at the end of the vesting period and at the start of the exercise window, the performance targets set out in the terms of the SAR have been achieved. For 75% of the SARs granted to each beneficiary, the performance target is the increase in total shareholder return (TSR) on SGL shares (absolute performance target). Only a relative performance target is applicable for the remaining 25% of the SARs. This portion of the SARs may only be exercised if the performance of SGL shares is at least equivalent to that of the MDAX.

The TSR is defined as the absolute increase in the SGL share price in the period between the SAR grant date and exercise date plus any dividends distributed by the Company in this period and plus the value of the options. To meet the performance target, the TSR must be at least 15% higher than the base price.

The relative performance target is defined as the increase in the SGL share price in the period between the SAR grant date and exercise date plus any dividends distributed by the Company in this period and plus the value of the options relative to the performance of the benchmark index over the same period. The benchmark index is the Deutsche Börse MDAX or a substitute index representing mid-cap stocks. To meet the performance target, SGL share price performance must be the same as or better than the benchmark index.

If, within an exercise window, one of the two performance targets is not met, the SARs for which the performance target has been met can still be exercised. The SARs for which the performance target has not been met during the exercise window may be exercised during a later exercise window before the maturity date if the performance target has been met at that point.

Finally, of the shares in SGL Carbon SE purchased on exercise of the SARs, the beneficiaries must retain for a further period of twelve months a number of shares the value of which is equivalent to at least 15% of the gross proceeds.

In the year under review, a total of 718,175 SARs were issued at a base price of €34.98 on January 15, 2008. Furthermore, on October 30, 2008 an additional 20,750 SARs were issued at €19.79. In 2007, a total of 668.700 SARs were issued at a base price of €18.74. The grant date was January 15, 2007. The closing price of the SGL share was €31.92 on January 15, 2008, €16.62 on October 30, 2008 and €19.56 on January 15, 2007. In total, 2,645,925 SARs have been granted to date under the SAR plan, of which 114,300 have expired without being exercised as the individuals holding these SARs are no longer employed by the Group. In January 2009 a total of 756.320 SARs were granted.

In the 2008 financial year, the SAR Plan generated a total expense of €7.3 million (2007: €5.0 million for the 2007 SAR Plan and 2006 SAR Plan). The SARs were measured on the grant date on the basis of a Monte Carlo simulation, taking into account the market conditions described above (TSR increase and MDAX). SGL Group-specific valuation parameters and specific exercise behavior for employee options were used. Various parameters are included in the valuation which impact on the value of the options. These parameters include, for example, expected future dividends, which were calculated for the 2008 tranche of SARs at €0.04 from 2009, thereafter rising up to €0.13 in 2017, and no dividends for the October 2008 tranche of the SAR Plan, and for the 2007 tranche of SARs at €0.01 from 2010, thereafter rising up to €0.07 in 2016. The assumed risk-free interest rates were 4.04% for the January 2008 SARs, 3,98% for the October 2008 SARs and 3.98% for the 2007 SARs. A volatility of 40.87% was calculated for the SAR tranche in 2008, and a figure of 42.0% for the SAR tranche in 2007. The fair value of SARs granted in January 2008 was €13,23 per SAR and €7.02 for those granted in October 2008 and €8.76 for those granted in 2007.

BONUS PROGRAM FOR EMPLOYEES

All non-exempt and exempt employees of SGL Carbon SE, SGL Carbon GmbH, SGL Technologies GmbH and SGL Brakes GmbH in the German facilities receive an annual bonus, the amount of which is based on the achievement of corporate targets, personal performance and the amount of the individual fixed remuneration. The bonus is paid to non-exempt employees entirely in shares and to exempt employees at 50% in shares (Bonus Shares).

The goal is to enable all employees to share in the Company's success, differentiated according to their personal contribution and successful achievement of targets, and in so doing provide the individual with a strong incentive to contribute to the positive development of our Company.

The bonus is determined based on the targets and the degree of target achievement.

The following criteria apply:

- Income before taxes for SGL Group
- Operating profit and cash generation for the Business Unit
- Individual targets: performance evaluation
- The degree of target achievement ascertained at year-end with regard to the targets agreed between the senior executive and one or two representatives of the Group or the entire Group

The Board of Management announces the targets of SGL Group and the Business Units at the beginning of the year and the degree of target achievement in the first quarter of the following year. The targets are identical to the targets that are also applicable to calculation of the management bonuses.

The bonus is paid in the form of shares in March or April of the following year. For the bonus paid in shares, the amount resulting is divided by the determined daily price quotation (official average price / cash settlement price) on March 16 of the year following the bonus year. If no trading of shares takes place on that date, the price of the next trading day will be used.

The resulting rounded number of shares is transferred to the employee's custodian account. 30% of the shares (rounded downward, at least one share) are blocked for one year; 70% can be sold immediately. Any remaining residual amount and the tax and social security charges are calculated in the same month's payroll accounting.

In the month the bonus is paid, every employee receives a written notification of the amount and composition of his bonus which also shows the number of open and blocked shares. A total of €10.6 million was expensed for the bonus plan 2008 (2007: €10.9 million).

Additional information on share based payment programs

	2005 SARs Number	2005 SARs Avge. price (€)	Matching Share Plan Number	Matching Share Plan Avge. price (€)	Share Option Plan Number	Share Option Plan Avge. price (€)
Balance as at January 1, 2007	1,220,700	12.17	216,066	12.67	933,000	30.12
Additions	668,700	18.74	94,192	23.86	0	0.00
Expired	0	0.00	0	0.00	-3,000	31.20
Returned	-10,400	16.22	0	0.00	0	0.00
Exercised	-323,893	9.74	-113,343	10.10	-239,000	13.44
Balance as at December 31, 2007	**1,555,107**	**15.48**	**196,915**	**19.50**	**691,000**	**35.88**
Additions	738,925	34.55	70,239	37.65	0	0.00
Expired/ Returned	-86,301	30.00	-17,311	25.49	-12,000	54.30
Exercised	-419,239	13.32	-99,157	15.50	-146,449	12.58
Stand December 31, 2008	**1,788,492**	**23.13**	**150,686**	**29.90**	**532,551**	**41.87**
Range of exercise prices	9.74 - 34.98		-		3.61 - 67.71	
Expiration dates	2014 - 2018		2009/10		2010 - 2013	
Intrinsic value as at December 31, 2008 (€m)	8.6		3.6		2.3	
Intrinsic value as at December 31, 2007 (€m)	33.5		7.3		8.5	

The tranches from the Stock Option Plans from January and August 2002, 2003 and 2004 with an exercise price of €20.26, €12.91, €3.61, and €8.69 respectively were in the money at the end of 2008: given the share price of €23.90 as at December 31, 2008, the SARs in these tranches have respective intrinsic values of €3.64, €10.99, €20.29, and €15.21. This produces a total value of €2.3 million. In 2008, a total of 146,449 options from the Stock Option Plan were exercised. The options were exercised during four trading windows in 2008 in which the average share price in 2008 was as follows: €41.16 for the January 2002 Stock Option Plan; €30.93 for the August 2002 Stock Option Plan, €38.90 for the 2003 Stock Option Plan, €40.44 for the 2004 Stock Option Plan, €39.79 for the 2005 SAR Plan and €40.18 for the SAR Plan 2006. As at the balance sheet date, 471,567 SARs were exercisable at €12.79 and 206,051 stock options at an average of €12.97.

The weighted average remaining maturity for the 2005 SAR plan is 8.0 years, for the Matching Share Plan 0.7 years, and the Stock Option Plan 2.4 years. As at December 31, 2008, the weighted average exercise price for the Stock Option Plan was €41.87 (December 31, 2007: €35.88), and for the SAR Plan, €23.13 (2007: €15.48).

As equity instruments, all newly granted instruments after November 7, 2002, comprising the 2003 and 2004 Stock Option Plans, and the 2005 SAR plan, need to be accounted for in accordance with IFRS 2.

28. LIST OF SHAREHOLDINGS

The list of shareholdings forms part of the single-entity financial statements for SGL Carbon SE. These financial statements are submitted to the electronic German Federal Gazette where they are published electronically. The list of shareholdings will also be available for inspection at the Annual General Meeting of SGL Carbon SE to be held on April 29, 2009.

29. REMUNERATION OF THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD OF SGL GROUP

The following remuneration report summarizes the principles used to determine the remuneration of the Board of Management of SGL Carbon SE and explains the amount and structure of this remuneration. The principles and the remuneration amounts for the Supervisory Board are also described.

This remuneration report complies with the requirements of the German Disclosure of Board of Management Remuneration Act (VorstOG). These requirements form part of the disclosures to be included in the notes to the consolidated financial statements pursuant to section 314 (1) no. 6a German Commercial Code (HGB) and in the group management report pursuant to section 315 (2) no. 4 HGB.

BOARD OF MANAGEMENT REMUNERATION

The Personnel Committee of the Supervisory Board is responsible for determining the remuneration of the Board of Management. The members of this committee are Max Dietrich Kley (Chairman of the Supervisory Board), Josef Scherer (Deputy Chairman of the Supervisory Board), and Andrew Simon (member of the Supervisory Board).

The remuneration of the Board of Management of SGL Carbon SE is based on the Company's size and global activities, its economic and financial position, and the amount and structure of remuneration paid at this level in comparable companies. The remuneration is set at a level that is competitive in the market for highly qualified executives and that provides an incentive for success in a high-performance culture.

The remuneration comprises four components:

(i) a fixed annual salary, (ii) a variable bonus, (iii) share-based payment, and (iv) a pension.

Details of the remuneration components are set out below.

- The fixed remuneration is paid monthly as a salary.
- The annual performance-based bonus is dependent on the attainment of specific annual objectives fixed by the Personnel Committee of the Supervisory Board at the beginning of the year. The Personnel Committee sets new objectives in each financial year. In addition to targets for profit before tax, net profit, free cash flow and earnings per share, there are targets for net savings and return on capital employed (ROCE).
- A variable long-term cash incentive (LTCI) bonus is awarded to members of the Board of Management to ensure that the medium-term and long-term development of the business is focused on profitable growth. Within the framework of the current LTCI Plan 2008 – 2010, the bonus amount depends on the combined achievement of targets relating to ROCE and revenue growth over a period of three years. The LTCI is only paid after a period of three years and depends on the extent to which the target has been achieved (see note 27 for more information on the LTCI).

- The share-based payment consists of stock appreciation rights (SARs) granted under the terms of the 2005 Stock Appreciation Rights Plan approved by the Annual General Meeting of the Company on April 30, 2004. At the end of a two-year vesting period, the exercise of these SARs is contingent upon the achievement of defined performance targets. These performance targets are based on a minimum of a 15% increase in the SGL share price compared with the price on the SAR grant date and an SGL share performance that is at least equivalent to the performance of the MDAX over the period from the SAR grant date to the exercise date. On the exercise of the SARs, 15% of the gross proceeds must remain invested in SGL shares over a further period of twelve months.
- Furthermore, the members of the Board of Management can participate in the Company's Matching Share Plan adopted by the Annual General Meeting held on April 27, 2000 and invest up to 50% of their annual bonus in shares of the Company at the prevailing market price fixed in the last five trading days in March. Payment for these shares is made from the net income after tax of the individual member of the Board of Management. After a two-year holding period, each member of the Board of Management concerned is granted the same number of shares again. This additional financial benefit is taxed according to the market price on the date the shares are allocated. See note 27 for further details on the aforementioned share-based payments.
- In accordance with German accounting standard 17 (DRS 17) of December 7, 2007, the disclosure of remuneration under share-based payments in 2007 is based on the total amount of the equity instruments granted (SARs and Matching Shares) at grant date.
- The post-employment benefit commitment is based on the pension arrangements applicable to the members of the Board of Management. The amount of the pension benefit in each case depends on the number of terms of appointment, the number of years of service on the Board of Management, and the last fixed monthly salary received

In the 2008 financial year, Sten Daugaard (on June 30, 2008) and Dr. Hariolf Kottmann (on September 30, 2008) left the Company at their own request. Jürgen Muth was appointed CFO with effect from July 1, 2008. Armin Bruch and Dr. Gerd Wingefeld were appointed to the Board of Management with effect from October 1, 2008.

The remuneration of the Board of Management for the years 2008 and 2007 (excluding payments in kind and pension expenses) is set out below.

	Basic remuneration		Additional remuneration	
in T€	2008	2007	2008	2007
Robert J. Koehler	544	470	816	964
Theodore H. Breyer	372	320	558	664
Sten Daugaard (up to June 30, 2008)	186	320	223	664
Dr. Hariolf Kottmann (up to September 30, 2008)	279	320	335	664
Jürgen Muth (since July 1, 2008)	145	-	218	-
Armin Bruch (since October 1, 2008)	73	-	109	-
Dr. Gerd Wingefeld (since October 1, 2008)	73	-	109	-
Total	1,672	1,430	2,368	2,956

- The bonus entitlement acquired in 2008 or 2007 reflects the bonus provisions recognized as an expense in connection with the expected target achievement. In the case of Sten Daugaard and Dr. Hariolf Kottmann, the pro rata bonus entitlement had already been paid on resignation from the Company.
- The LTCI Plan from January 1, 2005 to December 31, 2007 was paid to the members of the Board of Management based on a maximum achievement of targets for 2008. As the total amount of LTCI bonuses paid as of December 31, 2007 was recognized as a provision, the payment resulted in no additional expenses. The degree to which targets have been achieved and the related payments to the Board of Management under the new LTCI Plan which runs from January 1, 2008 through December 31, 2010 will be determined in a final assessment by the Personnel Committee of the Supervisory Board in 2011. Appropriate provisions were recognized in the income statement in 2007 (with regard to the old 2005-2007 LTCI Plan) and 2008 (with regard to the new 2008-2010 LTCI Plan) to cover the estimated obligations in this regard. In 2008 a total of €686 thousand (2007: €707 thousand) was recognized as an expense. Of this figure, €267 thousand (2007: €236 thousand) was attributable to Robert J. Koehler, Chairman of the Board of Management. The expense recognized in 2008 came to €187 thousand (2007: €157 thousand) for Theodore H. Breyer, €116 thousand (2007: €0 thousand) for Jürgen Muth and €58 thousand (2007: €0 thousand) each for Armin Bruch and Gerd Wingefeld. The pro rata entitlement from the current LTCI plan for the former members of the Board of Management Sten Daugaard and Dr. Hariolf Kottmann was forfeited on resignation from the Company. In 2007, the expense for Sten Daugaard and Dr. Hariolf Kottmann came to €157 thousand each.
- In 2008, the total remuneration recognized in respect of participation by the members of the Board of Management in the Matching Share Plan was €469 thousand (2007: €610 thousand). The members of the Board of Management acquired a total of 12,447 SGL shares at a price of €37.65 per share. For 2008, Robert J. Koehler received a notional remuneration based on the total value on acquisition of the shares totaling €282 thousand (2007: €282 thousand) and Theodore H. Breyer received €187 thousand (2007: €175 thousand). The entitlements from the Matching Share Plan acquired by Sten Daugaard and Dr. Hariolf Kottmann in 2008 were forfeited on resignation from the Company. The 2007 amounts were €115 thousand for Dr. Hariolf Kottmann and €38 thousand for Sten Daugaard. Jürgen Muth who was appointed to the Board of Management on July 1, 2008 and Armin Bruch and Dr. Gerd Wingefeld who were appointed on October 1, 2008 received no remuneration component from the Matching Share Plan in 2008 in connection with their activity as members of the Board of Management.
- A total of 108,250 SARs were granted to the members of the Board of Management in 2008. It should be noted that the resignation of Sten Daugaard resulted in the return of 22,500 SARs and the resignation of Dr. Hariolf Kottmann resulted in the return of 30,000 SARs, and these SARs were not included in the determination of the total SARs granted to the Board of Management. An additional, pro rata SAR tranche of 20,750 SARs was granted on October 30, 2008 for the members of the Board of Management appointed in the second half of 2008. These SARs are included in the above-noted total number. The members of the Board of Management received a total of 140,000 SARs in 2007. Of this amount, Sten Daugaard returned 15,000 SARs on resignation from the Company.
- The base price of the SARs granted as of January 15, 2008 was €34.98 per SAR and the base price of the SARs granted as of October 30 was €19.79 per SAR (2007: €18.74 per SAR). The mathematical calculation of the value of these SARs (based on a "Monte Carlo simulation" using valuation parameters specific to SGL Carbon) produced a value of €13.23 per SAR for the SARs granted as of January 15, 2008 and a value of €7.02 per SAR for those granted as of October 30, 2008. In 2007, the value was €8.76 per SAR. The total value of SARs granted to the members of the Board of Management was therefore €1,304 thousand in 2008 and € 1,227 thousand in 2007. Specifically, the Chairman of the Board of Management, Robert J. Koehler, received SARs in 2008 with a total value of €662 thousand (2007: €438 thousand); Theodore H. Breyer, €397 thousand (2007: €263 thousand); Dr. Hariolf Kottmann, €0 thousand (2007: €263 thousand; Sten Daugaard, €99 thousand (2007: €263 thousand); Jürgen Muth, €82 thousand (2007: €0 thousand) and Armin Bruch and Dr. Gerd Wingefeld, €32 thousand each (2007: €0 thousand). The value of these SARs on the exercise date will differ from the calculated theoretical values and may be either higher or lower. As of December 31, 2008, the price of the SGL share was quoted at €23.90, resulting in an intrinsic value of €0 per SAR as of December 31, 2008 for the SARs granted as of January 15, 2008 and €4.11 per SAR for the SARs granted as of October 31, 2008. The total value of the SARs granted to the Board of Management for 2008 is thus €85 thousand compared to a total value of €1,304 thousand in connection with the recognition of remuneration.

The total remuneration for the Board of Management in 2008, including payments in kind, bonus entitlements, and share-based components, amounted to €6.621 million (2007: €7.022 million).

The total remuneration for former members of the Board of Management, executive management and their surviving dependants amounted to €0.5 million in 2008 (2007: €0.6 million). Provisions of €9.2 million (December 31, 2007: €8.2 million) were recognized as of December 31, 2008 to cover pension obligations to former members of the executive management and their surviving dependants.

The members of the Board of Management have the right to terminate their contract of employment in the event of a change in control, i.e. if (i) the Company is notified that a third party has gained 25% or more of the voting rights in the Company and providing that attendance at the most recent Annual General Meeting of the Company was below 50%, (ii) a third party, alone and/or together with voting rights attributable to the third party, holds at least 30% or, based on the attendance at the Annual General Meeting of the Company, the majority of voting rights in the Company, (iii) the Company as an independent company enters into a control agreement within the meaning of section 291 et seq. German Stock Corporation Act (AktG) or is taken over, or (iv) the Company is merged with another company or changes its legal form unless this is a change of form into a Societas Europaea.

On exercising the special termination right, the resigning member of the Board of Management has the right to a payment of his annual salary for the remaining term of his contract and to a severance payment equivalent to three years' income. In such cases, the annual salary is deemed to comprise the base salary plus the average annual bonus for the previous two years prior to the termination of the agreement. The total payment is limited to a maximum of five years' salary. 27 senior executives have similar special termination rights. 15 of them would receive a severance payment equivalent to three years' income on exercising this right, the rest would receive two years' income. There is no right to these payments if the member of the Board of Management or senior executive concerned receives similar benefits from a third party in connection with the change in control.

SUPERVISORY BOARD REMUNERATION

In addition to the reimbursement of expenses, each member of the Supervisory Board receives fixed remuneration of €30 thousand payable after the end of the financial year. The Chairman of the Supervisory Board receives double this amount and the Deputy Chairman one and a half times this amount. Each member of a Supervisory Board committee receives €2 thousand for each committee meeting attended. The chairmen of the Personnel Committee, Strategy Committee, and Technology Committee each receive €3 thousand per meeting; the chairman of the Audit Committee receives €5 thousand per meeting.

The total remuneration of the Supervisory Board for 2008 was €475.5 thousand (2007: 476.7 thousand). The following amounts were expensed in 2008:

in €'	Member since	Basic remuneration	Additional remuneration	Total
Max Dietrich Kley, Chairman[1]	2004	60.0	15.8	75.8
Josef Scherer, Deputy Chairman	2003	45.0	12.8	57.8
Joachim Arndt	2008	20.6	0.6	21.2
Dr. Daniel Camus	2008	20.6	2.4	23.0
Prof. Dr. rer. nat. Utz-Hellmuth Felcht[2]	1992	30.0	5.6	35.6
Jürgen Glaser	2008	20.6	2.4	23.0
Dr. Ing. Claus Hendricks[3]	1996	30.0	5.8	35.8
Helmut Jodl	2008	20.6	2.6	23.2
Dr. Ing. Hubert H. Lienhard	1996	30.0	4.8	34.8
Jacques Loppion[*]	–	2.0	0.0	2.0
Michael Pfeiffer	2007	30.0	4.8	34.8
Günter Piechowski (up to April 25, 2008)	–	9.5	0.2	9.7
Bert Schilling (up to April 25, 2008)	–	9.5	0.2	9.7
Andrew H. Simon[4]	1998	30.0	16.8	46.8
Heinz Will	2005	30.0	0.6	30.6
Hans-Werner Zorn (up to April 25, 2008)	–	9.5	2.2	11.7
Total		**397.9**	**77.6**	**475.5**

[1] Also Chairman of the Personnel Committee
[2] Chairman of the Strategy Committee
[3] Chairman of the Technology Committee
[4] Chairman of the Audit Committee
[*] Passed away in January 2008

30. AUDIT FEES

The following fees were incurred in the year under review for the services provided by our independent auditors, Ernst & Young Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft AG, Stuttgart and their affiliates. All services were provided in Germany.

in €m	2008	2007
Audit fees	1.1	0.7
Other audit and valuation services	0.0	1.5
Tax consultancy services	0.1	0.1
Other services	0.1	0.1
Total	1.3	2.4

31. PROPOSAL FOR THE APPROPRIATION OF PROFIT

Based on its single-entity annual financial statements prepared in accordance with the German Commercial Code (HGB), SGL Carbon SE, as the parent company in SGL Group, generated a net profit for the year of €108.3 million in 2008 (2007: €45.6 million). A distributable profit of €36.6 million was brought forward from prior years.

After the transfer of €54.2 million from the net profit for 2008 to other revenue reserves, the total distributable profit for 2008 was €90.8 million (including the distributable profit of €36.6 million brought forward from prior years). The Board of Management and the Supervisory Board will propose to the Annual General Meeting to allocate half (€45.4 million) of the distributable profit of €90.8 million to other revenue reserves and to bring the other half (€45.4 million) forward to a new account.

32. OTHER INFORMATION

On June 26, 2008, SGL Group submitted the requisite application for delisting to the US Securities and Exchange Commission (SEC). This is the last step in the delisting process, which was initiated in 2007. In May 2007, we had decided to delist from the New York Stock Exchange and terminate the American Depositary Receipt (ADR) program. In accordance with the SEC rules that came into effect on June 4, 2007, the twelve-month notification period for delisting and termination of the ADR program had ended. Furthermore, over the preceding twelve months, average trading of SGL shares in the USA has accounted for less than 5% of global trading volume. The prerequisites for delisting were therefore met. The reporting obligations of SGL Group under the US Securities Exchange Act came to an end immediately on submission of the application. The delisting became effective 90 days after the submission of this form as the application was not withdrawn beforehand by SGL Group and the SEC did not raise any objections within this period.

The CFO, Sten Daugaard, left the Company on June 30, 2008 at his own request. Jürgen Muth was appointed his successor and took up the post on July 1, 2008. From the end of 2005, Jürgen Muth had been a member of the senior management in the Graphite Materials & Systems (GMS) Business Unit with responsibility for financial control and business administration.

Effective October 1, 2008, Armin Bruch and Dr. Gerd Wingefeld were appointed to the Board of Management of SGL Group. This step was taken in light of the fact that Dr. Hariolf Kottmann resigned from the Company at his own request as of October 1, 2008. Armin Bruch has been with SGL Group since 2001 and has been the head of the Performance Products Business Unit since 2005. Gerd Wingefeld joined SGL Group in 2002 and has been the head of the Graphite Materials & Systems Business Unit since 2005.

33. EXEMPTION PURSUANT TO SECTION 264 (3) GERMAN COMMERCIAL CODE (HGB)

The following companies included in the consolidated financial statements of SGL Carbon SE have elected to make use of the exemption provision pursuant to section 264 (3) of the German Commercial Code (HGB).

- SGL CARBON GmbH, Meitingen
- SGL CARBON Beteiligung GmbH, Wiesbaden
- SGL TECHNOLOGIES GmbH, Meitingen
- SGL BRAKES GmbH, Meitingen
- SGL TECHNOLOGIES Beteiligung GmbH, Meitingen.
- Dr. Schnabel GmbH, Limburg
- SGL Technologies Zweite Beteiligung GmbH, Meitingen
- SGL Technologies Composites Holding GmbH, Meitingen
- SGL epo GmbH, Willich

34. DECLARATION BY THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD OF COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE PURSUANT TO SECTION 161 GERMAN STOCK CORPORATION ACT (AKTG)

The Board of Management and the Supervisory Board hereby declare that the recommendations made by the German Government's Commission on the German Corporate Governance Code, as amended on June 6, 2008 (and officially announced on August 8, 2008), and published by the Federal Ministry of Justice in the official part of the electronic Federal Gazette have been met by the Company. The following exceptions apply:

- Code section 3.8 (2): The liability insurance taken out by the Company for the Board of Management and Supervisory Board (D&O insurance) does not include any deductible. Such a deductible is not customary internationally.
- Code sections 4.2.3 (4) and 4.2.3 (5): In view of the existing contractual and remuneration structure, we do not consider as reasonable the limit on compensation in the event of a premature termination of a position on the Board of Management without good cause, or resulting from a change of control.
- Code sections 4.2.5 (2) and 4.2.5 (3): The Company does not provide detailed disclosures for each individual member of the Board of Management regarding annual additions to the provisions for pensions and other post-employment benefits or to pension funds in connection with the benefit entitlements for these individuals, nor does it publish disclosures on the type of ancillary benefits provided to the members of the Board of Management. The notes to the consolidated financial statements already include detailed disclosures on the remuneration of the individual members of the Board of Management pursuant to the requirements of the German Disclosure of Board of Management Remuneration Act (VorstOG).

- Code section 5.4.3 sentence 3: The members of the Supervisory Board elect the chairman of the Supervisory Board among themselves in a freevote. We are of the opinion that the members of the Supervisory Board must remain free in making their decision and ought not therefore to be exposed to the possibility of improper influence by third parties. This could be undermined by a public announcement of the candidates. Furthermore, it seems somewhat impractical to have nominations for the chairmanship of the Supervisory Board before it is even clear whether the individuals concerned will be elected to the Supervisory Board in the first place.
- Code section 5.4.6 (2): The Articles of Incorporation of the Company provide for a fixed remuneration for the members of the Supervisory Board and additional remuneration for their work in committees. In our view, this arrangement is well suited to our Company, has proven itself to work well in the past and should therefore be retained for the foreseeable future.

Board of Management and Supervisory Board further declare that the recommendations contained in the "Government Commission on German Corporate Governance Codex", version dated 14 June 2007, published by the Federal Ministry of Justice in the official part of the Bundesanzeiger Online (publication dated 20 July 2007) has been complied with since the last compliance statement was filed on 13 December 2007, with the variations referred to therein.

With very few exceptions, the corporate governance principles applied by SGL Carbon SE also comply with the non-mandatory suggestions set out in the German Corporate Governance Code.

35. EVENTS AFTER THE BALANCE SHEET DATE

On 25 April 2008, the Annual General Meeting approved a resolution to change the legal form of SGL Carbon AG into a European company (Societas Europaea, SE). The change of legal form to an SE took effect on 23 January 2009 with entry in the Company Register. Since then the Company has been trading as SGL Carbon SE.

On 29 January 2009, subject to the consent of the Antitrust authorities, Benteler-SGL-Automotive-Composite GmbH & Co KG, Paderborn, took over the Austrian company Fischer Composite Technology GmbH (FCT), Ried im Innkreis. The aim of the acquisition is to extend the processing and product portfolio as well as direct market access to new customer groups for composite components. The antitrust authorities issued their consent at the end of February 2009.

Wiesbaden, February 27, 2009

SGL Carbon SE

The Board of Management

LIST OF COMPANIES AS OF DECEMBER 31, 2008

A. Consolidated subsidiaries		Interest %	held via
a) Germany			
1 SGL CARBON SE	Wiesbaden		
2 SGL CARBON GmbH[2]	Meitingen	100.0	1
3 Dr. Schnabel GmbH[2]	Limburg	100.0	2
4 Plastica Handelsgesellschaft mbH[2]	Limburg	100.0	2
5 SGL CARBON Beteiligung GmbH[2]	Wiesbaden	100.0	1
6 SGL TECHNOLOGIES GmbH[2]	Meitingen	100.0	1
7 SGL BRAKES GmbH[2]	Meitingen	100.0	6
8 SGL epo GmbH[2]	Willich	100.0	6
9 SGL Technologies Composites Holding GmbH[2, 3]	Meitingen	100.0	6
10 SGL TECHNOLOGIES Beteiligung GmbH[2, 3]	Meitingen	100.0	6
11 SGL Kümpers Verwaltungs-GmbH	Rheine	51.0	10
12 SGL Kümpers GmbH & Co. KG	Rheine	51.0	10
13 SGL TECHNOLOGIES Zweite Beteiligung GmbH[2, 3]	Meitingen	100.0	6
14 SGL Rotec GmbH & Co KG	Lemwerder	51.0	13
15 SGL Rotec Verwaltungs- und Beteiligungs-GmbH	Lemwerder	100.0	14
16 Rotec Immobilien GmbH	Lemwerder	100.0	14
17 Abeking & Rasmussen Faserverbundtechnik GmbH	Lemwerder	100.0	14
18 FVT Verwaltungs- und Beteiligungs-GmbH	Lemwerder	100.0	14
b) Outside Germany			
19 SGL CARBON Holding S.L.[3]	La Coruña, Spain	100.0	5
20 SGL CARBON S.A.	La Coruña, Spain	99.9	19
21 Gelter-Ringsdorff S.A.	Madrid, Spain	64.0	19
22 SGL CARBON S.p.A.	Mailand, Italy	99.8	19
23 SGL CARBON do Brasil Ltda.	Diadema, Brasil	100.0	19
24 SGL CARBON India Pvt. Ltd.	Pune, India	100.0	1
25 SGL CARBON GmbH & Co.	Steeg, Austria	100.0	1
26 SGL CARBON GmbH	Steeg, Austria	100.0	1
27 SGL CARBON Holdings B.V.[3]	Rotterdam, Netherlands	100.0	5
28 SGL CARBON Polska S.A.	Raciborz, Poland	100.0	27
29 SGL CARBON Luxembourg S.A.	Luxembourg	100.0	1
30 SGL Carbon Holding S.A.S.[3]	Paris, France	100.0	1
31 SGL CARBON S.A.S.	Passy (Chedde), France	100.0	30
32 SGL CARBON Technic S.A.S.	Saint-Martin d'Heres, France	100.0	30
33 SGL CARBON Ltd.	Alcester, United Kingdom	100.0	1
34 David Hart (Feckenham) Ltd.[1]	Alcester, United Kingdom	100.0	33
35 GRAPHCO (UK) Ltd.[1]	Alcester, United Kingdom	100.0	34
36 RK Carbon International Ltd.[3]	Wilmslow, United Kingdom	100.0	6
37 RK Technologies International Ltd.[1]	Wilmslow, United Kingdom	100.0	36

A. Consolidated subsidiaries		Interest	held via
38 SGL Carbon Fibers Ltd.	Muir of Ord, United Kingdom	100.0	37
39 P.G. Lawton (Industrial Services) Ltd.[1]	Halifax, United Kingdom	100.0	36
40 SGL CARBON LLC	Charlotte, NC, USA	100.0	5
41 Quebec Inc., Montreal [3]	Quebec, Canada	100.0	40
42 SPEER CANADA Inc.	Kitchener, Ontario, Canada	100.0	41
43 SGL Technologies North America Corp.[3]	Charlotte, NC, USA	100.0	40
44 HITCO CARBON COMPOSITES Inc.	Gardena, CA,USA	100.0	43
45 SGL TECHNIC Inc.	Valencia, CA, USA	100.0	43
46 SGL Carbon Fibers LLC	Evanston, WY, USA	100.0	43
47 SGL CARBON Technic LLC	Strongsville, USA	100.0	40
48 SGL CANADA Inc., Lachute	Quebec, Canada	100.0	1
49 SGL CARBON Far East Ltd.	Shanghai, China	100.0	1
50 SGL CARBON Japan Ltd.	Tokyo, Japan	100.0	1
51 SGL CARBON Korea Ltd.	Seoul, Korea	70.0	1
52 SGL CARBON Asia-Pacific Sdn. Bhd.	Kuala Lumpur, Malaysia	100.0	1
53 SGL CARBON Sdn. Bhd.	Banting, Malaysia	100.0	19
54 Nantong SGL Nanbao Graphite Equipment Co. Ltd.	Nantong, China	75.0	2
55 NINGBO SSG Co. Ltd.	Ningbo, China	60.0	6
56 SGL Quanhai Carbon (Shanxi) Co.	Yangquan, China	75.0	5
57 SGL Tokai Process Technology Pte.Ltd.[3]	Singapore	51.0	1
58 SGL CARBON KARAHM Ltd.	Sangdaewon-Dong, Korea	50.9	57
59 SGL CARBON Graphite Technic Co. Ltd.	Shanghai, China	100.0	57
60 Graphite Chemical Engineering Co.	Yamanashi, Japan	100.0	57
61 SGL Process Technology OOO	Schachty, Russian Federation	100.0	5

Investments over 20			
Germany			
62 European Precursor GmbH	Kelheim	44.0	6
63 Benteler SGL Verwaltungs GmbH	Paderborn	50.0	9
64 Benteler SGL GmbH & Co. KG	Paderborn	50.0	9
65 PowerBlades GmbH	Lemwerder	49.0	18
Outside Germany			
66 DONCARB GRAPHITE OOO	Novotcherkassk, Russian Federation	50.0	5
67 SGL TOKAI Carbon Limited	Shanghai, China	51.0	1

[1] Part of a subgroup; single-entity financial statements not available.
[2] Profit and loss transfer agreement
[3] Holding company

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements prepared by the SGL CARBON SE (formerly SGL CARBON AG), Wiesbaden, comprising the balance sheet, the income statement, the statement of recognized income and expense, the cash flow statement and the notes to the consolidated financial statements, together with the group management report for the fiscal year from January 1 to December 31, 2008. The declaration of conformity in accordance with the "German Corporate Governance Code" was not subject to our audit. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB ["Handelsgesetzbuch": "German Commercial Code"] are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion. Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Eschborn/Frankfurt am Main, Germany, February 27, 2009
Ernst & Young AG

Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Ruppel	Bösser
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Wiesbaden, February 27, 2009

SGL Carbon SE

The Board of Management

Robert J. Koehler	Theodore H. Breyer	
Armin Bruch	Jürgen Muth	Dr. Gerd Wingefeld

REPORT OF THE SUPERVISORY BOARD

DEAR SHAREHOLDERS,

2008 was the most successful year ever in the history of SGL Group, despite the global economic recession which began to take hold in the fourth quarter. Sales and earnings reached new record levels, seamlessly continuing the positive development of 2007 when we laid the groundwork for the Company's new growth strategy.

During the year under review, the Supervisory Board of SGL Carbon SE closely monitored the development of the Company. The Board of Management kept us fully informed of developments as they occurred. We also advised the Board of Management in its activities and closely monitored the management of the business. Where legislation or the Articles of Incorporation required the Supervisory Board to make decisions concerning individual transactions and actions of the Board of Management, we were involved at an early stage and passed the necessary resolutions.

The Supervisory Board met four times in 2008, on March 11, April 25, September 4 and December 9. The Board of Management conducted in-depth discussions with the representatives of the shareholders and of the employees prior to each of these meetings, and on an ongoing basis reported on material transactions, quarterly financial statements, and on the response in the media and financial markets. I myself was in regular dialog with the Board of Management concerning specific developments and issues. The chairmen of the committees also held discussions with their Supervisory Board colleagues and members of the Board of Management in preparation for the committee meetings.

KEY ISSUES

The commercial and financial situation of the Company was presented at all meetings on the basis of operational and financial key performance indicators and risk management measures.

The Company's new growth strategy was well received by the financial markets and investors. This, together with the favorable performance of the Company up to the third quarter, also led to a significant increase in the share price. We focused our attention on issues of priority in capital expenditure and the planned acquisitions necessary for growth and reviewed these with the Board of Management.

The main items discussed at the March meeting were the submission of the 2007 annual financial statements, the notice and agenda for the Annual General Meeting on April 25, and the plan to convert the Company into a Societas Europaea (SE).

At the meeting held in April, we were primarily informed about the business situation and individual projects.

The September meeting took place in Inverness, Scotland. Visiting the production facilities and talking to the local management of our carbon fiber plant in Inverness enabled the Supervisory Board to form its own impression of the development of the facility and the current status of the capital investment in the expansion of capacity. In the light of rising inflationary trends and the ongoing crisis in the financial markets, we also used the September meeting to hold discussions with the Board of Management regarding possible future macro-economic scenarios as a framework for 2009 planning.

At the December meeting, we discussed operational and medium-term planning in detail. The financial crisis had hit the real economy faster and harder than we had anticipated at the September meeting. As a result of the uncertainty caused by the crisis, the final planning was adjusted accordingly.

CORPORATE GOVERNANCE

We have updated the Corporate Governance Policy of SGL Carbon SE in line with the changes to the German Corporate Governance Code as amended on June 6, 2008, and at our December meeting we agreed to the declaration of compliance pursuant to section 161 of the German Stock Corporation Act (AktG). The declaration is included in the notes to the financial statements in this Annual Report and has also been published on the Company's website.

At the meeting in March, we agreed to recommend to the Annual General Meeting scheduled for April 25, 2008 that the legal structure of the Company be converted into a European company (Societas Europaea, SE). Following approval of the relevant resolution by the Annual General Meeting, we were able to sign the agreement with the employee representatives on the participation of the employees in the SE on November 8. The constituent meeting of the SE with the election of the Chairman of the Supervisory Board and the appointment of the members of the Board of Management took place on December 9. The new legal structure was entered in the commercial register on January 23, 2009. As far as the structure of the Supervisory Board is concerned, there were no changes to the shareholder representatives because these representatives had already been appointed by the Annual General Meeting on April 25. On the employee representative side, Marek Plata from Poland and Stuart Skinner from the United Kingdom replaced Joachim Arndt and Jürgen Glaser. The meeting on March 17, 2009 was the first full meeting of the Supervisory Board of the new SGL Carbon SE.

Following delisting from the New York Stock Exchange on June 22, 2007, the next stage in this process was the deregistration of the Company with the US Securities and Exchange Commission (SEC), which took place on June 26, 2008. As a result of these changes, the Company will in future neither incur the considerable additional costs of the annual review of financial reporting in accordance with Sarbanes Oxley requirements, nor does it have to meet any US reporting requirements.

ACTIVITIES OF THE COMMITTEES

The Supervisory Board has set up a total of five committees in order to ensure the efficient discharge of its duties. The members of these committees are listed in the Corporate Governance Report. At the plenary sessions of the Supervisory Board, the committee chairmen have reported on the issues and results of the meetings.

The Audit Committee is informed of the Company's financial results on a quarterly basis prior to their publication. In 2008, there were three conference calls to this effect, in addition to one session held in conjunction with the March Supervisory Board meeting. In the context of its review of the quarterly financial statements, the Audit Committee also discussed current issues related to reporting and internal audit as well as any other special topics of current interest.

The meetings in March and December were also attended by the auditors in order to discuss the audit procedures, key points and material findings in a timely manner. The chairman of the committee was kept constantly informed verbally and in writing of the status and progress of the audit, the documentation, and the validation of the core processes for the internal control system in connection with financial reporting. In addition to the annual financial statements and consolidated financial statements, the Audit Committee focused on the Company's risk identification and monitoring system, the status and progress of the internal control system, the audit fees for 2008, the audits carried out in 2008 and the key findings of the internal audit department together with the audit plan for 2009 as well as the status of and changes in the Group's pension obligations. On an ongoing basis, the Audit Committee was also provided with information on the tax situation and on the status and management of derivative financial instruments. It is proactively monitoring the Company's plans to upgrade its internal control system also with respect to the requirements of the Eighth EU Directive.

The committee discussed the effectiveness of the internal control system and the Company's plan to establish a compliance management system in detail at its December meeting.

The Personnel Committee met three times in the year under review, focusing on agreements on objectives of the Board of Management, the new appointment of members of the Board of Management, the appointment of the members of the Board of Management for the SE and the adjustment of the base salaries of the members of the Board of Management. The Personnel Committee also debated the structures of the new Stock Appreciation Rights (SAR) Plan for the period 2010-2012.

At its meeting held on September 3, 2008, the Strategy Committee discussed the Company's product portfolio and was able to form a comprehensive picture of the positioning and growth opportunities for the individual businesses. The Strategy Committee supports the Board of Management's appraisal of the individual businesses and the planned activities for further alignment and reinforcement of the portfolio.

The Technology Committee met on April 24, 2008. At this meeting, the committee focused on technology and manufacturing processes for carbon fibers and was provided with information on textile manufacturing procedures and SGL Group's technology position in the Composite Materials segment. The committee also addressed technological developments in the Brake Discs business.

The Nominations Committee held a meeting on March 11, 2008 at which the committee discussed future shareholder representatives on the Supervisory Board of SGL Carbon AG and SGL Carbon SE and supported the proposals for the Annual General Meeting agenda.

ANNUAL FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS FOR 2008

Both in the Audit Committee and the full meeting on March 17, 2009, the Supervisory Board verified that the books and records, the financial statements of the SGL Carbon SE parent company and the consolidated financial statements for the period ended December 31, 2008, and the management reports of SGL Carbon SE and of the Group have been audited by Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Eschborn, and were issued with an unqualified auditors' opinion. The Supervisory Board is satisfied as to the independence of the audit company and the persons acting for the audit company and is satisfied that the audit mandate was issued in accordance with the resolution of the Annual General Meeting of April 25, 2008. We received the audit reports for the consolidated and the parent company financial statements promptly. The Audit Committee examined these documents in detail, and they were also examined by the full meeting of the Supervisory Board. No objections were raised, either by the Audit Committee or from our own examination. The Supervisory Board has approved the financial statements prepared by the Board of Management; the annual financial statements are thereby adopted. We agree to the Board of Management's proposed appropriation of profits.

Pursuant to section 315 (4) HGB, the Supervisory Board also discussed the disclosures in the notes to the financial statements on March 17, 2009. We refer to the corresponding disclosures in the management report (page XXX). The Supervisory Board has examined the disclosures and is satisfied that they are complete.

COMPOSITION OF THE SUPERVISORY BOARD AND BOARD OF MANAGEMENT

Elections for the employee representatives on the Supervisory Board of SGL Carbon SE took place in April 2008. The following were elected: Josef Scherer, Helmut Jodl and Heinz Will; for the senior management, Joachim Arndt; and, as proposed by the labor unions, Michael Pfeiffer and Jürgen Glaser. The Supervisory Board would like to thank its former members, Günter Piechowski, Edelbert Schilling and Hans-Werner Zorn, for their constructive and loyal contribution to the work of the Supervisory Board of SGL Carbon SE.

All the existing shareholder representatives of SGL Carbon SE were re-elected to the Supervisory Board by the Annual General Meeting on April 25, 2008. Dr. Daniel Camus was elected to the Supervisory Board in place of Jacques Loppion who passed away on January 25, 2008. The term of office of Prof. Dr. rer. nat. Dr. h. c. Utz-Hellmuth Felcht and Dr.-Ing. Claus Hendricks will end no later than April 30, 2011, and that of the other shareholder representatives on April 30, 2013. All the shareholder representatives were simultaneously appointed to the Supervisory Board of SGL Carbon SE.

At a constituent meeting of the Supervisory Board held immediately after the Annual General Meeting, Max Dietrich Kley was elected Chairman of the Supervisory Board and Josef Scherer was elected Deputy Chairman. The various committees were newly formed and the chairmen of the committees elected.

The CFO of SGL Carbon SE, Sten Daugaard, left the Company on July 1, 2008 for personal reasons. Based on proposals submitted by the Personnel Committee, the Supervisory Board consented to the premature resignation of Sten Daugaard on June 30, 2008 and appointed Jürgen Muth to the Board of Management of SGL Carbon SE effective July 1, 2008 for a period of three years.

Dr. Hariolf Kottmann submitted a request to the Supervisory Board to be released from his duties as a member of the Board of Management of SGL Carbon SE before the end of his term of appointment so that he could accept an offer from Clariant, the Swiss chemicals group, to become their chief executive officer. At its meeting on September 4, 2008, the Supervisory Board therefore agreed a recommendation from the Personnel Committee to accept the resignation of Dr. Hariolf Kottmann as a member of the Board of Management effective September 30, 2008 and, at the same time, to appoint Armin Bruch and Dr. Gerd Wingefeld to the Board of Management of SGL Carbon SE effective October 1, 2008 for a period of three years with the retention of their existing responsibilities as heads of business units. At the same meeting, Theodore Breyer was appointed Deputy Chairman of the Board of Management of SGL Carbon SE.

The Supervisory Board would like to thank Sten Daugaard and Dr. Hariolf Kottmann for their valuable contribution to the Company's development over the past few years. We extend our best wishes to the new members of the Board of Management and wish them success in managing the business. We trust they will enjoy a good working relationship with their colleagues on the Board of Management and with the Supervisory Board.

The Supervisory Board would like to thank the Board of Management, the employees and the employee representatives of all legal entities for their work, without which the favorable performance of SGL Group in 2008 would not have been possible.

Wiesbaden, March 17, 2009

The Supervisory Board

Max Dietrich Kley

Chairman

CORPORATE BODIES

BOARD OF MANAGEMENT

ROBERT J. KOEHLER, CHAIRMAN
Chief Executive Officer SGL Carbon SE

Responsible for:
- Corporate Development
- Corporate Communication
- Legal
- Management Development
- Internal Audit
- Asia

External board memberships:
- Benteler AG, Paderborn[1]
- Demag Cranes AG, Düsseldorf
- Heidelberger Druckmaschinen AG, Heidelberg
- Klöckner & Co SE, Duisburg
- Lanxess AG, Leverkusen

THEODORE H. BREYER
Deputy Chief Executive Officer SGL Carbon SE

Responsible for:
- Carbon Fibers & Composites
- SGL Excellence
- Corporate Security and Environmental Protection, Safety and Health at work, Technical Audits
- Purchasing
- North and South America

Internal board memberships:
- HITCO CARBON COMPOSITES Inc., Gardena, USA
- SGL CARBON LLC., Charlotte, USA

ARMIN BRUCH (AS OF OCTOBER 1, 2008)

Responsible for:
- Performance Products
- Europe, Russia

Internal board memberships:
- SGL CARBON Polska S.A., Racibórz, Poland
- SGL CARBON Japan Ltd., Tokyo, Japan
- SGL CARBON SDN BHD, Banting, Malaysia
- SGL Tokai CARBON Ltd., Shanghai, China[1]

STEN DAUGAARD (UNTIL JUNE 30, 2008)
Chief Financial Officer SGL Carbon SE

Responsible for:
- Group Treasury
- Group Accounting
- Group Controlling
- Financial Reporting
- Information Services
- Taxes
- Western Europe

Internal board memberships:
- SGL CARBON GmbH, Meitingen[1]
- SGL CARBON Holding S.L., La Coruña, Spain
- SGL CARBON Luxembourg S.A., Luxembourg[1]
- SGL CARBON Polska S.A., Racibórz, Poland
- SGL Carbon S.A., La Coruña, Spain
- SGL CARBON S.p.A., Milan, Italy

DR. HARIOLF KOTTMANN (UNTIL SEPTEMBER 30, 2008)

Responsible for:
- Graphite Materials & Systems
- Carbon Fibers & Composites
- SGL Excellence
- Technology & Innovation
- Asia, Eastern Europe

Internal board memberships:
- SGL CARBON ASIA PACIFIC Sdn Bhd, Kuala Lumpur, Malaysia[1]
- SGL CARBON Far East Ltd., Shanghai, China[1]
- SGL CARBON Graphite Technic Co. Ltd., Shanghai, China[1]
- SGL CARBON Japan Ltd., Tokyo, Japan[1]
- SGL CARBON Sdn Bhd, Banting, Malaysia[1]
- SGL TOKAI CARBON Ltd., Shanghai , China[1]

JÜRGEN MUTH (AS OF JULY 1, 2008)
Chief Financial Officer SGL Carbon SE

Responsible for:
- Group Treasury
- Group Accounting
- Group Controlling
- Financial Reporting
- Human Resources
- Information Services
- Taxes

Internal board memberships:
- SGL Carbon GmbH, Meitingen[1]
- SGL CARBON Holding S.L., La Coruña, Spain

DR. GERD WINGEFELD (AS OF OCTOBER 1, 2009)

Responsible for:
- Graphite Materials & Systems
- Technology & Innovation

Internal board memberships:
- SGL Tokai Process Technology Pte. Ltd., Singapore[1]
- SGL Quanhai CARBON (Shanxi) Co. Ltd., Shanxi Province, China[1]
- SGL CARBON Far East Ltd., Shanghai, China
- SGL CARBON Japan Ltd., Tokyo, Japan[1]

[1] Chairman of the Supervisory Board
* With memberships outside Germany, the respective country is mentioned.

SUPERVISORY BOARD

MAX DIETRICH KLEY
Chairman

former Member of the Board of Management
BASF Aktiengesellschaft, Ludwigshafen, Germany
Chairman of Börsensachverständigenkommission (BSK), Germany (until December 31, 2008)
Member of the Board of Trustees of the International Accounting Standards Committee Foundation (IASCF) (until December 31, 2008)
President of Deutsches Aktieninstitut e.V., Frankfurt (DAI), Germany

Member of the following committees:
- Co-determination Committee (Chairman)
- Nomination Committee (Chairman)
- Personnel Committee (Chairman)
- Audit Committee
- Strategy Committee

BASF - Internal board memberships:
- BASF SE, Ludwigshafen, Germany

External board memberships:
- Infineon Technologies AG, Munich, Germany[1]
- Schott AG, Mainz, Germany
- Heidelberg Cement AG, Heidelberg, Germany
- UniCredit S.p.A., Mailand, Italy (Board of Directors)

JOSEF SCHERER[3]
Deputy Chairman

Chemical Laboratory Assistant
SGL CARBON GmbH, Meitingen, Germany

Member of the following committees:
- Co-determination Committee
- Personnel Committee
- Audit Committee
- Technology Committee (guest)

JOACHIM ARNDT (APRIL 25, 2008 UNTIL JANUARY 22, 2009)

Head of Human Resources
SGL CARBON GmbH, Frankfurt, Griesheim, Germany
SGL ROTEC GmbH & Co KG, Lemwerder, Germany

Member of the following committees:
- Strategy Committee (guest)

DR. DANIEL CAMUS (AS OF APRIL 25, 2008)

Member of the Board of Management and CFO,
EDF, Electricité de France, Paris, France

Member of the following committees:
- Nomination Committee
- Strategy Committee

EDF - Internal board memberships:
- EDF International, Paris, France[1]
- EDF Energy, London, United Kingdom[1]
- EnBW AG, Karlsruhe, Germany
- Edison Spa, Milano, Italy
- Dalkia SA, Paris, France

External board memberships:
- Valéo SA, Paris, France
- Morphosys AG, Munich, Germany

PROF. DR. RER. NAT. UTZ-HELLMUTH FELCHT

Managing Director and Partner
One Equity Partners Europe GmbH, Frankfurt, Germany

Member of the following committees:
- Co-determination Committee
- Nomination Committee,
- Strategy Committee (Chairman)

External board memberships:
- Ciba SC AG, Basel, Switzerland (Board of Directors)
- CRH plc, Dublin, Ireland
- Jungbunzlauer Holding AG, Basel, Switzerland
- Sued-Chemie AG, Munich, Germany

JÜRGEN GLASER (APRIL 25, 2008 UNTIL JANUARY 22, 2009)

Deputy District Manager of IG Bergbau, Chemie, Energie (BCE)
District Frankfurt, Frankfurt, Germany

Member of the following committees:
- Strategy Committee

DR.-ING. CLAUS HENDRICKS

former Member of the Board of Management of Thyssen Krupp Steel AG, Duisburg, Germany

Member of the following committees:
- Nomination Committee
- Strategy Committee
- Technology Committee (Chairman)

External board memberships:
- TSTG mbH, Duisburg, Germany

HELMUT JODL (AS OF APRIL 25, 2008)[3]

Programmer CNC
SGL CARBON GmbH, Meitingen, Germany

Member of the following committees:
- Strategy Committee
- Technology Committee

DR.-ING. HUBERT LIENHARD

Chairman of the Board of Management
Voith AG, Heidenheim, Germany

Member of the following committees:
- Nomination Committee
- Strategy Committee
- Technology Committee

Voith - Internal board memberships:
- Voith Turbo Beteiligungs GmbH, Heidenheim, Germany[1]
- Voith Paper Holding Verwaltungs GmbH, Heidenheim, Germany[2]
- Voith Siemens Hydro Power Generation Verwaltungs GmbH, Heidenheim, Germany[2]
- DIW Industriewartung AG, Stuttgart, Germany[1]

External board memberships:
- Sulzer AG, Winterthur, Switzerland (Board of Directors)

MICHAEL PFEIFFER[3]

Political Secretary of IG Metall
Verwaltungsstelle Augsburg, Augsburg, Germany

Member of the following committees:
- Co-determination Committee
- Audit Committee

HEINZ-GÜNTER PIECHOWSKI (UNTIL APRIL 25, 2008)

Site Manager and Head of Human Resources
SGL CARBON GmbH, Bonn, Germany

MAREK PLATA[4]

Personnel and Administration Specialist
SGL CARBON Polska S.A., Nowy Sacz, Poland

EDELBERT SCHILLING (UNTIL APRIL 25, 2008)

General Manager of K & W Europe GmbH,
Montabaur, Germany

ANDREW H. SIMON OBE MBA

Consultant and Supervisory Board Member
of various companies

Member of the following committees:
- Nomination Committee
- Personnel Committee
- Audit Committee (Chairman)
- Strategy Committee

Externe Aufsichtsratsmandate:
- CDR Tabasco Limited, London, United Kingdom
- Dalkia UK plc, London, United Kingdom
- Management Consulting Group plc, London, United Kingdom
- Travis Perkins plc, Northampton, United Kingdom
- Finning International Inc., Vancouver, Canada

STUART SKINNER[4]

Deputy Team Leader Production
SGL CARBON Fibers Ltd.,
Muir of Ord, United Kingdom

HEINZ WILL[3]

Electrician
SGL CARBON GmbH, Frankfurt, Germany

Member of the following committees:
- Technology Committee

HANS-WERNER ZORN (UNTIL APRIL 25, 2008)

Technician Mechanical Engineering
SGL CARBON GmbH, Bonn, Germany

[1] Chairman of the Supervisory Board
[2] Chairman of the advisory committee
[3] Member of the Supervisory Board of SGL CARBON AG until January 22, 2009, member of the Supervisory Board of SGL CARBON SE with registration as of February 27, 2009
[4] Member of the Supervisory Board of SGL CARBON SE with registration as of February 27, 2009

GLOSSARY

COMMERCIAL GLOSSARY

BOND
Collective term for interest-bearing debt instruments with contractually fixed repayment terms. Bonds are issued either by governments or companies and sold through financial institutions and provide long term external financing.

CASH FLOW
An economic measure for the inflow and outflow of cash funds representing the net inflow from sales activity and other current activities in a period. In a cash flow statement, the change in cash and cash equivalents is broken down by operating activity, investing activity and financing activity.

CASH FLOW HEDGE
A hedge of a recognized asset or of future, highly likely (foreign currency) transactions. The change in value of the hedging instrument is recognized directly in equity.

CORPORATE GOVERNANCE
The German Corporate Governance Code is the primary legislation governing the management and monitoring of German publicly traded companies and comprises international standards for adequate and responsible corporate management.

DERIVATIVE FINANCIAL INSTRUMENTS
Forward contracts whose value is derived from another existing (primary) market value. An example of a derivative instrument is a currency option, in which the premium largely depends on the option price, the maturity of the option and the volatility of this currency.

DUE DILIGENCE
Careful analysis, examination and valuation of an object to be purchased, in particular in the case of a business acquisition. The objectives of a due diligence are to determine and assess the strengths and weaknesses of the acquisition target and to determine the risks and opportunities of such a business acquisition. A due diligence therefore also includes the examination of business documents and management interviews.

EBIT
Earnings before interest and tax. EBIT is an important key performance indicator for assessing the operational profitability of companies.

EBITDA
Earnings before interest, tax, depreciation and amortization. In the case of EBITDA, the focus is rather more on cash earnings potential.

EQUITY RATIO
The shareholders' equity as a proportion of total assets. The higher the equity ratio, the more independent a company is from external providers of capital. The equity ratio is also an indicator of the creditworthiness and robustness of a company.

EQUITY METHOD
Method used in the consolidated financial statements for measuring and accounting for investments in which the Group is not the majority shareholder. Under the equity method, investments of this kind are initially recognized at cost. In subsequent years, these investments then change in line with their profit or loss contribution.

EURIBOR
EURo InterBank Offered Rate (EURIBOR) is an interest rate at which euro interbank term deposits are offered.

FREE CASH FLOW
The balance of cash flow from operating activities and cash flow from investing activities. Free cash flow therefore reflects the amount available to the Company, for example, for debt repayment or distribution of dividends.

HEDGING
Strategy to limit or eliminate price risks. Hedging is standard practice in capital markets and is used by market players to offset risks.

MARKET CAPITALIZATION
Key performance indicator providing information on the stock market value of a listed company. It is calculated by multiplying the number of shares by the current share price.

MID CAPS
Small and medium-sized listed companies. Refers to those companies represented in the MDAX or TecDAX and therefore with lower stock market turnover and market capitalization than the blue-chip companies in the DAX.

RATING
Internationally recognized criteria for assessing the creditworthiness of a debtor or company. Ratings are determined by specialist agencies using standardized procedures and applied to the issuers of fixed-income securities (companies, national governments, international organizations, etc.). A rating of "AAA", for example, indicates the highest probability that a debt will be repaid, whereas ratings of "C" and "D" indicate that the probability of repayment is very low. Ratings are published by a number of agencies, including the major players, Moody's and Standard & Poor's.

ROCE
Return on capital employed. The ratio of EBIT to capital employed. This key performance indicator provides information on the return on average capital employed by a company over a specific period.

FREE FLOAT
The total number of shares not owned by major investors (e.g. the parent company). Free float shares are distributed among a large number of shareholders and can therefore be bought and sold by many people. The number of free float shares therefore also normally provides an indication of the liquidity of the shares.

RETURN ON SALES
Ratio of EBIT to sales revenue. Return on sales (ROS) provides information on a company's operating profit as a percentage of sales revenue in the period under review. A high return on sales indicates a high level of profitability.

GEARING
The ratio of net debt to equity. Gearing is a key performance indicator reflecting financial strength and illustrates the dependency of a company on third-party lenders. The higher the figure, the greater the theoretical dependency.

CONVERTIBLE BOND
Corporate bond that includes a share option. Under the option, the bond can be exchanged (converted) for shares in the company subject to certain preconditions. The exchange is possible within a specific period at a fixed price. The conversion price normally exceeds the share price on the date of the bond issue.

WORKING CAPITAL
Inventories plus trade receivables minus trade payables. This figure describes the current assets employed by a company in the short-term without creating a capital cost in the narrow sense. The lower the working capital, the better the liquidity position of a company.

INTEREST-RATE SWAP
An agreement between two parties to exchange fixed and floating interest payments for a defined period. Companies use interest-rate swaps to hedge against the risk of changes in interest rates.

TECHNICAL GLOSSARY

EXPANDED GRAPHITE
Specially refined natural graphite with very good thermal and electrical conductivity. Expanded graphite is also light and highly flexible, environmentally friendly, nonflammable and resistant to wear. It is used in a number of different areas such as foils for sealing and high-temperature applications.

EXTRUDED GRAPHITE
Graphite produced in an extrusion process. In contrast to isostatically molded graphite, extruded graphite has a lower density, but better thermal and conductivity properties. Extruded graphite is primarily used in electronics, industrial and high-temperature applications.

FIBER COMPOSITES
The materials of the future. Fiber composites are produced by combining different materials, e.g. carbon fiber and plastics. They represent an ideal combination of materials, being far lighter with great strength and stiffness. These product features are mainly used in the engineering, sports equipment (e.g. golf clubs), automotive, aerospace, and wind energy industries.

GRAPHITE ELECTRODES
The core business of the Performance Products Business Unit. Graphite electrodes are used in steel production in electric arc furnaces. In a furnace, they can withstand temperatures of up to 3,500 and are therefore the "engine" in the melting process of scrap-recycling to produce new steel. During the manufacturing process for electric steel, graphite electrodes are fully consumed within five to eight hours.

ISOSTATIC GRAPHITE
Special fine-grain graphite for specific applications. Its name is derived from the method of production (isostatically pressed; in a chamber of water subjected to equal pressure from every side). The main features of isostatic graphite are strength, density and isotropic structure. It is therefore used in all applications where the mechanical properties of conventional graphite are inadequate.

CATHODES
Indispensable component in the production of primary aluminum. Cathode blocks are capital investment products used to line large smelting cells, in which aluminum oxide is reduced by an electrolysis process to produce aluminum which is deposited on these blocks.

PAN PRECURSOR
Synthetic fiber made from polyacrylonitrile (PAN). PAN precursor is the raw material used in the production of carbon fibers.

PREPREG/PREFORM
Prepreg is a two-dimensional and preform is a three-dimensional woven material of high-quality fibers impregnated with curable resins. Prepregs and preforms are the basis for the production of fiber composites. The main properties of these components are durability, resistance to chemicals and corrosion, thermal stability, and a significantly lower weight compared to traditional materials.

REACH (CHEMICALS ORDINANCE)
REACH stands for Registration, Evaluation, Authorisation and Restriction of Chemicals, an EU Chemicals Ordinance that took effect on June 1, 2007. The scope of REACH includes manufacturers or importers who manufacture either chemical substances and/or use such substances in formulations of more than one ton per year in the European Union or import such substances into the European Union.

SGL GROUP WORLDWIDE

SALES REVENUE BY REGION
in €m


330.3
2007 2008 North America
499.9
Rest of Europe
257.7
2007 2008 Germany
330.0
2007 2008 Asia
193.6
2007 2008 Rest of world*

* Latin America, Africa, Australia

FIVE-YEAR FINANCIAL SUMMARY

in €m	Note	2008		2007	2006	2005	2004
Financial performance				adjusted[10]	adjusted[10]	adjusted[10]	adjusted[10]
Sales revenue	1	**1,611.5**		**1,373.0**	**1,190.8**	**1,068.8**	**944.0**
– thereof outside Germany		84 %		85 %	85 %	87 %	85 %
– thereof in Germany		16 %		15 %	15 %	13 %	15 %
EBITDA	1, 2	360.2		307.7	228.8	181.1	129.8
EBIT	1, 2	305.8		258.4	175.4	116.0	62.2
Profit/loss before tax	1	258.7		193.0	81.8	50.4	0.3
Net profit/loss for the period	1, 3	189.6		133.5	44.0	30.2	–2.7
Return on sales	4	19.0 %		18.8 %	14.7 %	10.9 %	6.6 %
ROCE	5, 6	25.4 %		27.0 %	20.9 %	14.5 %	7.4 %
Earnings per share, basic (in €)		2.94		2.10	0.71	0.54	–1.62
Financial position							
Equity attributable to shareholders of the parent company	1	763.3		603.9	398.2	248.6	227.5
Total assets	1	1,795.9		1,473.6	1,229.8	1,150.3	1,273.4
Net debt	1	332.6		285.2	229.1	264.7	321.6
Equity ratio	1, 7	42.5 %		41.0 %	32.4 %	21.6 %	17.9 %
Gearing ratio	1, 8	0.44		0.47	0.58	1.06	1.41
Other indicators							
Capital expenditure on property, plant and equipment and intangible assets	1	239.5		130.5	65.2	44.7	46.3
Depreciation and amortization	1	54.4		49.3	53.4	65.1	67.6
Working capital	1	578.0		485.1	427.4	386.3	346.5
Free cash flow	1, 9	–35.9		–0.9	47.9	57.1	56.8
Number of employees (December 31)	1	6,500		5,862	5,249	5,263	5,265

[1] 2004 excluding discontinued operations; scope of consolidation adjusted
[2] Up to 2006 before expenses for antitrust proceedings and after restructuring
[3] After minority interests
[4] EBIT (before expenses for antitrust proceedings and after restructuring) to sales revenue
[5] EBIT (before expenses for antitrust proceedings and after restructuring) to average capital employed
[6] Average capital employed = average of the sum of goodwill, intangible assets, property, plant and equipment and working capital at beginning of year and end of year
[7] Equity attributable to shareholders of the parent company to total assets
[8] Net debt to equity attributable to shareholders of the parent company
[9] Cash flow from operating activities before expenses for antitrust proceedings less cash flow from investing activities
[10] 2004 to 2007 adjusted retroactively (see note 1.5 in the notes to the consolidated financial statements)

FINANCIAL CALENDAR

MARCH 18, 2009	ANNUAL REPORT, YEAR-END PRESS CONFERENCE AND ANALYST MEETING, CONFERENCE
APRIL 28, 2009	REPORT ON THE FIRST QUARTER, CONFERENCE CALL
APRIL 29, 2009	ANNUAL GENERAL MEETING
AUGUST 6, 2009	INTERIM FINANCIAL REPORTING FIRST HALF 2009, CONFERENCE CALL
NOVEMBER 5, 2009	REPORT ON THE FIRST NINE MONTHS, FALL PRESS CONFERENCE, CONFERENCE CALL

CONTACT

Investor Relations
SGL Carbon SE
Rheingaustraße 182
65203 Wiesbaden/Germany

Phone: +49 611 60 29-103
Fax: +49 611 60 29-101
Email: Investor-Relations@sglcarbon.de

PUBLICATION CREDITS

Published by:
SGL Carbon SE
Rheingaustraße 182
Hauptverwaltung
65203 Wiesbaden/Germany

Concept, design and production management:
IR-One AG & Co., Hamburg

SOURCES OF PICTURES

Airbus (p. 24/25)
FSG, Bernd Hanselmann (p. 50)
Hennes Roth (p. 50)
Repower (p. 22/23)

Photographs:
Werner Bartsch (p. 2, 38, 40, 42, 44, 46)

Photo agencies:
Getty Images (p. 20/21, 26, 27, 48)
istockphoto (p. 28)

Other photos:
SGL Group

SGL CARBON SE

Rheingaustraße 182
65203 Wiesbaden/Germany
Telefon +49 611 6029-0
Telefax +49 611 6029-305

www.sglgroup.com

SGL GROUP
THE CARBON COMPANY